    As filed with the Securities and Exchange Commission on August 19, 1997


                                                      Registration No. 333-29893
================================================================================
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                             ---------------------


                                AMENDMENT NO. 1


                                       TO

                                    FORM S-1

            REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933

                             ---------------------

                            GROUP 1 AUTOMOTIVE, INC.
                (Name of Registrant as specified in its charter)

            DELAWARE                           5511                          76-0506313
  (State or other jurisdiction     (Primary Standard Industrial           (I.R.S. Employer
      of incorporation or          Classification Code Number)          Identification No.)
          organization)

                            950 ECHO LANE, SUITE 350
                              HOUSTON, TEXAS 77024
                                 (713) 467-6268
              (Address, including zip code, and telephone number,
       including area code, of Registrant's principal executive offices)

                            B. B. HOLLINGSWORTH, JR.
                            950 ECHO LANE, SUITE 350
                              HOUSTON, TEXAS 77024
                                 (713)467-6268
           (Name, address, including zip code, and telephone number,
                   including area code, of agent for service)

                                   Copies to:

                 JOHN S. WATSON                                PATRICIA A. CERUZZI
             VINSON & ELKINS L.L.P.                            SULLIVAN & CROMWELL
         1001 FANNIN STREET, 36TH FLOOR                          125 BROAD STREET
              HOUSTON, TEXAS 77002                           NEW YORK, NEW YORK 10004
                 (713) 758-2222                                   (212) 558-4000

                             ---------------------

     APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO THE PUBLIC: As soon as practicable after this Registration Statement becomes effective.

     If any of the securities registered on this Form are being offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box. [ ]

     If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]

     If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]


     If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. [ ]


     THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(a) OF THE SECURITIES ACT OF 1933 OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE SECURITIES AND EXCHANGE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(a), MAY DETERMINE.
================================================================================

     Information contained herein is subject to completion or amendment. A registration statement relating to these securities has been filed with the Securities and Exchange Commission. These securities may not be sold nor may offers to buy be accepted prior to the time the registration statement becomes effective. This prospectus shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of these securities in any State in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such State.


                  SUBJECT TO COMPLETION, DATED AUGUST 19, 1997



                                            SHARES


[LOGO]                      GROUP 1 AUTOMOTIVE, INC.
                                  COMMON STOCK
                           (PAR VALUE $.01 PER SHARE)
                             ---------------------

     Of the           shares of Common Stock offered hereby,           shares
are being sold by the Company and        shares are being sold by the Selling
Stockholder. See "Principal and Selling Stockholders". The Company will not receive any of the proceeds from the sale of the shares being sold by the Selling Stockholder.


     Prior to this offering, there has been no public market for the Common Stock of the Company. It is currently estimated that the initial public offering
price per share will be between $          and $          . For factors to be
considered in determining the initial public offering price, see "Underwriting".


     SEE "RISK FACTORS" BEGINNING ON PAGE 12 FOR CERTAIN CONSIDERATIONS RELEVANT TO AN INVESTMENT IN THE COMMON STOCK.



     Application has been made to list the Common Stock on the New York Stock Exchange under the symbol "GPI".

                             ---------------------
    THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES
       AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS
THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED
               UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS.
           ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.
                             ---------------------

                                    INITIAL PUBLIC       UNDERWRITING         PROCEEDS TO     PROCEEDS TO SELLING
                                    OFFERING PRICE        DISCOUNT(1)         COMPANY(2)        STOCKHOLDERS(2)
                                    --------------       ------------         -----------     -------------------
Per Share........................          $                   $                   $                   $
Total(3).........................          $                   $                   $                   $

---------------

(1) The Company and the Selling Stockholder have agreed to indemnify the Underwriters against certain liabilities, including liabilities under the Securities Act of 1933.

(2) Before deducting estimated expenses of $          payable by the Company and
    $          payable by the Selling Stockholder.


(3) The Company has granted the Underwriters an option for 30 days to purchase
    up to an additional         shares at the initial public offering price per
    share, less the underwriting discount, solely to cover over-allotments. If such option is exercised in full, the total initial public offering price,
    underwriting discount and proceeds to Company will be $          ,
    $          and $          , respectively. See "Underwriting".

                             ---------------------

     The shares offered hereby are offered severally by the Underwriters, as specified herein, subject to receipt and acceptance by them and subject to their right to reject any order in whole or in part. It is expected that certificates for the shares will be ready for delivery in New York, New York on or about
            , 1997 against payment therefor in immediately available funds.

GOLDMAN, SACHS & CO.
                              MERRILL LYNCH & CO.
                                                           MONTGOMERY SECURITIES
                             ---------------------
               The date of this Prospectus is             , 1997.

                                   [GRAPHICS]


     This Prospectus includes statistical data regarding the automotive retailing industry. Unless otherwise indicated, such data is taken or derived from information published by (i) the Industry Analysis Division of the National Automobile Dealers Association ("NADA") in its NADA Data 1996, (ii) Crain Communications Inc. in its Automotive News 100-Year Almanac, 1996 Market Data Book and 1997 Market Data Book or (iii) ADT Automotive, Inc. in its 1997 Used Car Market Report or (iv) the Bureau of the Census in the U.S. Department of Commerce in its Statistical Abstract of the United States 1996 from the National Data Book.



     NO MANUFACTURER (AS DEFINED UNDER "RISK FACTORS -- MANUFACTURERS CONTROL OVER DEALERSHIPS" ON PAGE 12 OF THIS PROSPECTUS) HAS BEEN INVOLVED, DIRECTLY OR INDIRECTLY, IN THE PREPARATION OF THIS PROSPECTUS OR IN THE OFFERING BEING MADE HEREBY. NO MANUFACTURER HAS MADE ANY STATEMENTS OR REPRESENTATIONS IN CONNECTION WITH THE OFFERING OR PROVIDED ANY INFORMATION OR MATERIALS THAT WERE USED IN CONNECTION WITH THE OFFERING, AND NO MANUFACTURER HAS ANY RESPONSIBILITY FOR THE ACCURACY OR COMPLETENESS OF THIS PROSPECTUS. THE COMPANY HAS AGREED TO INDEMNIFY EACH MANUFACTURER WITH WHICH IT HAS A FRANCHISE AGREEMENT AGAINST CERTAIN LIABILITIES THAT MAY BE INCURRED IN CONNECTION WITH THE OFFERING, INCLUDING LIABILITIES UNDER THE SECURITIES ACT OF 1933.


     CERTAIN PERSONS PARTICIPATING IN THIS OFFERING MAY ENGAGE IN TRANSACTIONS THAT STABILIZE, MAINTAIN OR OTHERWISE AFFECT THE PRICE OF THE COMMON STOCK, INCLUDING OVERALLOTMENT, STABILIZING AND SHORT-COVERING TRANSACTIONS IN THE COMMON STOCK, AND THE IMPOSITION OF A PENALTY BID, IN CONNECTION WITH THE OFFERING. FOR A DESCRIPTION OF THESE ACTIVITIES, SEE "UNDERWRITING".

                               PROSPECTUS SUMMARY


     Group 1 Automotive, Inc. was formed in December 1995 to acquire automobile dealerships and related operations and has conducted limited operations to date. Immediately prior to the closing of the offering made hereby (the "Offering"), Group 1 Automotive, Inc. will acquire, in separate simultaneous transactions (collectively, the "Acquisitions") in exchange for cash and shares of its Common Stock, par value $.01 per share ("Common Stock"), 13 corporations (each a "Founding Company" and, collectively, the "Founding Companies") that own automobile dealerships and related operations that are currently part of four separate dealership groups (the "Founding Groups"). The Offering is conditioned on the consummation of the Acquisitions. Unless otherwise indicated, all references to "Group 1 Automotive" herein mean Group 1 Automotive, Inc. prior to consummation of the Acquisitions, and all references to the "Company" or the "Combined Company" herein mean Group 1 Automotive, Inc., as consolidated with the Founding Groups following consummation of the Acquisitions.


     The following summary is qualified in its entirety by the more detailed information and financial statements, including the notes thereto, appearing elsewhere in this Prospectus. Unless otherwise indicated, all share, per share and financial information set forth herein (i) have been adjusted retroactively to give effect to (a) the Acquisitions and (b) a 900-for-one split of the outstanding shares of Common Stock of Group 1 Automotive effected on December 13, 1996, and (ii) assume no exercise of the Underwriters' over-allotment option. See "Underwriting". Investors should carefully consider the information set forth in "Risk Factors".


                              THE COMBINED COMPANY



     The Combined Company was founded to become a leading operator and consolidator in the highly fragmented automotive retailing industry. The Combined Company owns 30 automobile dealerships and five collision service centers located in Texas and Oklahoma, and sells new and used cars and light trucks, provides maintenance and repair services, sells replacement parts and provides related financing, insurance and service contracts. The Combined Company represents 21 American and Asian brands including Acura, Chevrolet, Chrysler, Dodge, Eagle, GMC, Honda, Isuzu, Jeep, Kia, Lexus, Lincoln, Mazda, Mercury, Mitsubishi, Nissan, Oldsmobile, Plymouth, Pontiac, Suzuki and Toyota. The Combined Company's dealerships include the second largest Toyota dealership in the United States as measured by new retail unit sales and one of the largest dealership groups in Oklahoma. The Combined Company is experiencing significant momentum in its financial results. From 1994 to 1996, the Combined Company's revenues increased by $172.1 million, or 26.4%, to $824.8 million from $652.7 million. During this period gross profit increased $27.0 million, or 32.1%, to $111.0 million from $84.0 million, or to 13.5% from 12.9% of revenues.



     The principals of the Founding Groups have over 90 years of combined experience in the automotive retailing industry with family ownership dating back as far as 1917. In addition, the principals of the Founding Groups have been recognized as leaders in the automotive retailing industry, serving at various times in leadership positions in state and national industry organizations. The Combined Company's dealerships have also received numerous awards based on various performance measures. The principals of the Founding Groups will continue to manage their businesses and play a significant role in the Combined Company's operating and acquisition strategies.



     The Combined Company believes that its structural, managerial and operational strengths include (i) brand and geographic diversity; (ii) the ability to capitalize on regional economies of scale; (iii) cost savings derived from nationally centralized financing and administrative functions; (iv) the experience of the Combined Company's senior management in successfully consolidating and operating in highly fragmented industries; (v) the reputations, experience and performance of the Combined Company's management and principals as leaders in the automotive retailing industry; (vi) the established customer base and local name recognition of the Combined Company's dealerships;
(vii) the Combined Company's proven ability to source high quality used vehicles cost-effectively through trade-ins and off-lease programs; and (viii) access to equity incentives to attract and retain high quality personnel.

     The Combined Company will pursue a growth strategy led by a management team with extensive experience in consolidation and the management of growth companies. B.B. Hollingsworth, Jr., Chairman of the Board, President and Chief Executive Officer of the Combined Company, has experience not only in the automotive retailing industry, but also in consolidating a major national industry, having served in various senior management capacities, including President, of Service Corporation International during its early growth period as the world's leading consolidator of the funeral industry. In addition, John
T. Turner, Senior Vice President -- Corporate Development, has led the acquisition efforts of several companies involved in industry consolidations.



     The U.S. automotive retailing industry is estimated to have annual sales in excess of $600 billion, with the 100 largest dealer groups generating less than 10% of total sales revenue and controlling approximately 5% of the 22,000 existing franchised dealerships. It is estimated that sales by franchised automobile dealers account for one-fifth of the nation's total retail sales of all products and merchandise. The Combined Company believes that the enormous size and the fragmentation of the industry, together with increasing capital costs of operating automobile dealerships, lack of a viable exit strategy (especially for larger dealerships) and the aging of dealership owners provide an attractive environment for consolidation opportunities. In addition, many successful and entrepreneurial, private "megadealers" have expressed interest in expanding their operations, but have been restrained by a lack of capital. The Combined Company believes that it provides an attractive opportunity for these megadealers due to the Combined Company's formation by a consolidation of similar megadealers, its access to the public capital markets, and its position as a vehicle for growth.


BUSINESS STRATEGY


     The Combined Company plans to achieve its goal of becoming a leading consolidator, while maintaining its high operating standards in the automotive retailing industry, by (i) enhancing growth through acquisitions and (ii) implementing an operating strategy that focuses on decentralized dealership operations, nationally centralized administrative functions, the expansion of higher margin businesses, a commitment to customer service and the implementation of new technology initiatives. By complementing the Combined Company's industry leaders, management talent and proven operating capabilities with its corporate management team which is experienced in achieving and managing long-term growth in a consolidation environment, the Combined Company believes that it is in a strong position to execute this strategy.


     GROWTH THROUGH ACQUISITIONS


     The Combined Company intends to implement an aggressive, yet disciplined, acquisition program by pursuing (i) large, profitable and well managed "platform" acquisitions in large metropolitan and high-growth suburban geographic markets that the Combined Company does not currently serve and (ii) smaller "add-on" acquisitions that will allow the Combined Company to increase brand diversity, capitalize on regional economies of scale and offer a greater breadth of products and services in each of the markets in which it operates. In this regard, the Combined Company is currently negotiating for a $100 million credit facility with a major bank of which a portion will be used, in combination with the Combined Company's common stock, for acquisitions. See "Risk Factors -- Dependence on Acquisitions for Growth; Manufacturers' Restrictions on Acquisitions" for a discussion of Manufacturers' restrictions on acquisitions of franchised dealerships.



     ENTERING NEW GEOGRAPHIC MARKETS. The Combined Company intends to expand into geographic markets it does not currently serve by acquiring large, profitable and well established megadealers ("platforms") that, like the Founding Groups, are leaders in their regional markets. The Combined Company will target new platform megadealers having superior operational and financial management personnel which the Combined Company will seek to retain. The Combined Company believes that retaining existing high quality management will enable acquired megadealers to continue to operate effectively with management personnel who understand the local market, while allowing the Combined Company to source future acquisitions more effectively and expand its operations without having to employ and train untested new personnel. Moreover, the Combined Company believes that it is well positioned to pursue larger, well established acquisition candidates as a result of its depth of management, the Combined Company's capital structure and the reputation of the principals of the Founding Groups as leaders in the automotive retailing industry.



     EXPANDING WITHIN EXISTING MARKETS. The Combined Company plans to acquire additional dealerships in each of the markets in which it operates ("add-ons"), including acquisitions that increase the brands, products or services offered in that market. The Combined Company believes that these acquisitions will facilitate operating efficiencies and cost savings on a regional level in areas such as facility and personnel utilization, vendor consolidation and advertising.


     OPERATING STRATEGY


     The Combined Company intends to implement an operating strategy that focuses on decentralized dealership operations, nationally centralized administrative functions, expansion of higher margin businesses, commitment to customer service and new technology initiatives.



     The Combined Company has formed an operations committee comprised of the chief operating officers of the Founding Groups and the general managers of the dealerships in order to identify and share best practices. The Combined Company intends to incorporate the key officers and management of future acquisitions into this operations committee. The Combined Company believes that this operations committee will promote the widespread application of the Combined Company's broad strategic initiatives, facilitate the integration of the Founding Groups and future acquisitions and improve operating efficiency and overall customer satisfaction.



     DECENTRALIZED DEALERSHIP OPERATIONS. The Combined Company believes that decentralizing its dealership operations on a regional, or platform, basis will enable it to provide superior customer service and a focused, market-specific responsiveness to sales, service, marketing and inventory control. Local presence and an in-depth knowledge of customers' needs and preferences are important in generating internally-driven market share growth. By coordinating certain operations on a platform basis, the Combined Company believes that it will achieve cost savings in such areas as vendor consolidation, facility and personnel utilization and advertising. In addition, the Combined Company believes that significant cost savings will be achieved by consolidating certain administrative functions on a regional basis that would not be efficient on a national basis such as accounting, information systems, title work, credit and collection. The Combined Company intends to create incentives for entrepreneurial management teams and sales forces at the regional level through the use of stock options and/or cash bonus programs.



     NATIONALLY CENTRALIZED ADMINISTRATIVE FUNCTIONS. The consolidation of purchasing power on a centralized basis in the area of financing should result in significant cost savings. For example, in anticipation of the Offering, several floorplan lenders have reduced the interest rate on certain floorplan financing. The current reductions range between 25 and 225 basis points. The Combined Company is continuing to negotiate with certain other lenders and expects additional rate reductions will result from the Combined Company's enhanced credit quality. In addition, the Combined Company expects that significant cost savings can be achieved through the consolidation of administrative functions such as risk management, employee benefits and employee training. For example, the Founding Groups each currently purchase insurance from separate sources. The Combined Company is working with a national insurance firm to develop an overall risk management strategy to protect the Combined Company's assets. By utilizing the Combined Company's purchasing power, financial strength and providing the insurance underwriters a diversified risk pool the Combined Company has negotiated insurance coverage that is expected to result in annual cost savings of approximately 25 to 30 percent.



     EXPAND HIGHER MARGIN ACTIVITIES. The Combined Company is focused on expanding its higher margin businesses such as used vehicle retail sales, service and parts and finance and insurance. While each of the Combined Company's platforms will be able to operate independently in a manner consistent with its specific market's characteristics, each platform will pursue an integrated strategy to grow each of these higher margin businesses to enhance profitability and stimulate internal growth. With a competitive advantage in sourcing, the ability to provide manufacturer-backed extended service contracts, and attractive lease financing, new vehicle franchises are especially well positioned to capitalize on industry growth in used vehicle sales. In addition, each of the Combined Company's dealerships offers an integrated service and parts department, which provides an important source of recurring higher margin revenues. The Combined Company also has the opportunity on each new or used vehicle sold to generate incremental revenues from the sale of extended service contracts, credit insurance policies and finance and lease contracts. Each of these business areas will be a focus of internal growth.


FOUNDING GROUPS


     The Combined Company was formed by a consolidation of the businesses of the following previously separate dealership groups:



     HOWARD GROUP. This group is one of the largest dealership groups in Oklahoma, consisting of Acura, Chevrolet, Chrysler, Dodge, Eagle, GMC, Honda, Isuzu, Jeep, Mazda, Plymouth, Pontiac and Toyota dealerships located in Oklahoma City (the "Howard Group"). Additionally, the Howard Group expects to enter into an agreement to purchase a Chevrolet dealership in Tulsa, Oklahoma for the assumption of all of its liabilities. Robert E. Howard II, the principal owner, has been involved in the automotive retailing industry for over 28 years. In 1996, the Howard Group sold 8,181 new vehicles. From 1994 to 1996, the Howard Group's revenues increased by $54.7 million, or 24.1%, to $282.0 million from $227.3 million. During this period, gross profit increased $9.3 million, or 32.9%, to $37.6 million from $28.3 million.



     MCCALL GROUP. This group consists of the second largest Toyota dealership in the United States, as ranked by 1996 new retail unit sales, and a Lexus dealership, both located in Houston, Texas (the "McCall Group"). Sterling B. McCall, Jr., the principal owner, has been involved in the automotive retailing industry for more than 27 years, having been granted the first stand-alone exclusive Toyota dealership in Houston. In 1996, the McCall Group sold 6,458 new vehicles. From 1994 to 1996, the McCall Group's revenues increased by $111.2 million, or 62.7%, to $288.5 million from $177.3 million. During this period, gross profit increased $14.3 million, or 57.9%, to $39.0 million from $24.7 million.


     SMITH GROUP. This group consists of an Acura dealership in Houston, Texas, Honda, GMC, Oldsmobile, Mitsubishi, Lincoln, Mercury and Kia dealerships in Beaumont, Texas, a Nissan dealership in Richardson, Texas (a suburb of Dallas) and two Nissan dealerships, one Mitsubishi dealership and one Suzuki dealership in the Austin, Texas area (the "Smith Group"). The Smith family has been in the automotive retailing business since 1917. In 1996, the Smith Group sold 5,983 new vehicles. From 1994 to 1996, the Smith Group's revenues increased by $1.2 million, or 0.6%, to $218.3 million from $217.1 million. During this period, gross profit increased $1.9 million, or 7.0%, to $29.1 million from $27.2 million.


     KINGWOOD GROUP. This group consists of one Honda and one Isuzu dealership in Kingwood, Texas, a suburb of Houston (the "Kingwood Group"). The Honda dealership was established in 1989 and the Isuzu dealership was established in 1996. Mr. Hollingsworth, and John H. Duncan, a director of the Combined Company, own interests in these dealerships. In 1996, the Kingwood Group sold 756 new vehicles. From 1994 to 1996, the Kingwood Group's revenues increased by $4.9 million, or 15.8%, to $35.9 million from $31.0 million. During this period, gross profit increased $1.5 million, or 39.5%, to $5.3 million from $3.8 million.

CONSIDERATION PAID IN THE ACQUISITIONS



     The following table sets forth the consideration being paid for each Founding Group:



                                                 CONSIDERATION
                                           -------------------------
                                            COMMON                          TOTAL
                                             STOCK           CASH          VALUE(1)
                                           ---------      ----------      ----------
Howard Group.............................  3,619,278      $2,300,000      $
McCall Group.............................  2,318,826              --
Smith Group..............................  2,725,933              --
Kingwood Group...........................    459,853      $3,100,000
                                           ---------      ----------      ----------
          Total..........................  9,123,890      $5,400,000      $


---------------


(1) The cash value of the shares of Common Stock issued as consideration for the Acquisitions is based upon an assumed initial public offering price of
    $          per share discounted to give effect to the two year lock-up that each stockholder of the Founding Companies entered into in connection with the Acquisitions.



     In connection with the Acquisitions, the following directors, officers and stockholders owning more than 5% of the Common Stock together with their spouses and affiliates will receive shares of Common Stock as follows: Mr.
Hollingsworth -- 196,368 shares of Common Stock (excluding the 350,000 shares of Common Stock that Mr. Hollingsworth currently owns); Mr. Howard -- 3,145,520 shares of Common Stock; Mr. McCall -- 1,461,031 shares of Common Stock; Mr. Smith -- 679,181 shares of Common Stock; Mr. Whalen -- 774,040 shares of Common Stock. In addition, Mr. Howard will receive $2,300,000 in cash in the Acquisitions. See "Principal and Selling Stockholders". For a description of certain transactions between directors, officers and 5% stockholders of the Combined Company and the Combined Company in connection with the Acquisitions and related party transactions that will survive the Acquisitions, see "The Acquisitions" and "Certain Transactions".


     Group 1 Automotive was incorporated in Delaware in December 1995, and its principal executive offices are located at 950 Echo Lane, Suite 350, Houston, Texas. Its telephone number is (713) 467-6268.

                                THE OFFERING (1)


Common Stock offered by the Combined Company..........  4,428,136 shares
Common Stock offered by the Selling Stockholder.......  371,864 shares
     Total............................................  4,800,000 shares
Common Stock to be outstanding after the
  Offering(2).........................................  14,002,026 shares
Proposed NYSE Symbol..................................  GPI
Use of Proceeds.......................................  The estimated net proceeds to the Combined
                                                        Company of the Offering will be $
                                                        million, of which approximately $5.4 million
                                                        will be used to pay the cash portion of the
                                                        Acquisitions and approximately $
                                                        million will be used to repay outstanding
                                                        indebtedness. The balance will be used for
                                                        working capital and general corporate
                                                        purposes, including potential acquisitions.
                                                        See "Certain Transactions" and "Use of
                                                        Proceeds".


---------------

(1) Assumes that the Underwriters' over-allotment option is not exercised.


(2) Includes 9,123,890 shares of Common Stock to be issued in connection with the Acquisitions. Excludes 565,000 shares of Common Stock subject to options granted under the Combined Company's 1996 Stock Incentive Plan, shares of Common Stock subject to options to be granted under the Combined Company's 1996 Stock Incentive Plan upon completion of the Offering and an
    additional             shares of Common Stock reserved for issuance under
    the 1996 Stock Incentive Plan. See "Management -- 1996 Stock Incentive
    Plan". Of the           shares of Common Stock subject to options to be
    granted upon completion of the Offering, options to purchase 305,000 shares of Common Stock at the initial public offering price will be granted to its executive officers as follows: 100,000 shares to Mr. Hollingsworth, 125,000 shares to Mr. Turner and 80,000 shares to Mr. Thompson.


                                  RISK FACTORS


     See "Risk Factors" beginning on page 12 for a description of certain risks relevant to an investment in the Common Stock.

                             SUMMARY FINANCIAL DATA


     Group 1 Automotive will acquire the Founding Groups immediately prior to the consummation of the Offering. For financial statement purposes, the Howard Group, has been identified as the accounting acquiror. The following summary financial data presents, for the year ended December 31, 1996, and as of and for the six months ended June 30, 1997, certain historical and pro forma data for the Founding Groups. See "Selected Financial Data" and the Pro Forma Financial Statements and the notes thereto included elsewhere in this Prospectus.



                                              FOR THE YEAR ENDED DECEMBER 31, 1996
                                    --------------------------------------------------------
                                     HOWARD     MCCALL     SMITH     KINGWOOD   PRO FORMA(1)
                                    --------   --------   --------   --------   ------------
                                    (DOLLARS AND SHARES IN THOUSANDS, EXCEPT PER SHARE DATA)
INCOME STATEMENT DATA(2):
Revenues
  New vehicle sales...............  $164,979   $166,382   $124,174   $13,784      $469,318
  Used vehicle sales..............    88,477     90,895     60,579    18,075       258,027
  Parts & service sales...........    21,173     24,454     28,631     2,925        77,184
  Other dealership revenues,
     net..........................     7,387      6,811      4,895     1,165        21,117
                                    --------   --------   --------   -------      --------
     Total revenues...............   282,016    288,542    218,279    35,949       825,646
Cost of sales.....................   244,396    249,560    189,169    30,640       712,772
                                    --------   --------   --------   -------      --------
     Gross profit.................    37,620     38,982     29,110     5,309       112,874
Goodwill amortization.............        37         --         67        --           853
Selling, general and
  administrative expenses.........    30,731     35,072     23,644     3,997        93,566
                                    --------   --------   --------   -------      --------
     Income from operations.......     6,852      3,910      5,399     1,312        18,455
Other income and expense
  Interest expense, net...........    (1,194)    (2,748)    (1,710)     (439)       (3,337)
  Other income (expense), net.....       (69)       (45)       223        67           175
                                    --------   --------   --------   -------      --------
     Income before taxes..........     5,589      1,117      3,912       940        15,293
Provision for income taxes........       382        178        678        41         6,337
                                    --------   --------   --------   -------      --------
     Net income...................  $  5,207   $    939   $  3,234   $   899      $  8,956
                                    ========   ========   ========   =======      ========
Earnings per share................                                                $   0.64
Weighted average shares
  outstanding.....................                                                  14,002
OTHER DATA:
Gross margin......................     13.3%      13.5%      13.3%     14.8%         13.7%
Operating margin..................      2.4%       1.4%       2.5%      3.6%          2.2%
Pre-tax margin....................      2.0%       0.4%       1.8%      2.6%          1.9%

Retail new vehicles sold..........     8,181      6,458      5,983       756        21,378
Retail used vehicles sold.........     7,779      4,496      3,844     1,101        17,220

                                       FOR THE SIX MONTHS ENDED JUNE 30, 1997 (UNAUDITED)
                                    --------------------------------------------------------
                                     HOWARD     MCCALL     SMITH     KINGWOOD   PRO FORMA(1)
                                    --------   --------   --------   --------   ------------
                                    (DOLLARS AND SHARES IN THOUSANDS, EXCEPT PER SHARE DATA)
INCOME STATEMENT DATA(2):
Revenues
  New vehicle sales...............  $ 84,922   $ 81,609   $ 75,203   $10,095      $251,830
  Used vehicle sales..............    54,354     49,796     35,153     9,264       148,567
  Parts & service sales...........    10,763     12,305     14,082     1,251        38,400
  Other dealership revenues,
     net..........................     4,006      3,243      3,021       634        11,546
                                    --------   --------   --------   -------      --------
     Total revenues...............   154,045    146,953    127,459    21,244       450,343
Cost of sales.....................   134,130    127,276    109,914    18,275       389,093
                                    --------   --------   --------   -------      --------
     Gross profit.................    19,915     19,677     17,545     2,969        61,250
Goodwill amortization.............        20         --         28         4           399
Selling, general and
  administrative expenses.........    16,433     17,546     13,818     2,416        50,893
                                    --------   --------   --------   -------      --------
     Income from operations.......     3,462      2,131      3,699       549         9,958
Other income and expense
  Interest expense, net...........      (808)      (504)      (941)      (93)         (979)
  Other income (expense), net.....        34        (34)       (19)       --           (19)
                                    --------   --------   --------   -------      --------
     Income before taxes..........     2,688      1,593      2,739       456         8,960
Provision for income taxes........       166        637        531        21         3,697
                                    --------   --------   --------   -------      --------
     Net income...................  $  2,522   $    956   $  2,208   $   435      $  5,263
                                    ========   ========   ========   =======      ========
Earnings per share................                                                $   0.37
Weighted average shares...........                                                  14,300
OTHER DATA:
Gross margin......................     12.9%      13.4%      13.8%     14.0%         13.6%
Operating margin..................      2.2%       1.5%       2.9%      2.6%          2.2%
Pre-tax margin....................      1.7%       1.1%       2.1%      2.1%          2.0%
Retail new vehicles sold..........     4,093      3,037      3,972       523        11,625
Retail used vehicles sold.........     4,312      2,149      2,181       561         9,203



                                                                     AS OF JUNE 30, 1997
                                                              ---------------------------------
                                                                                  PRO FORMA
                                                              PRO FORMA(3)    AS ADJUSTED(4)(5)
                                                              ------------    -----------------
BALANCE SHEET DATA:
Working capital (deficit)...................................    $   (551)         $
Inventories.................................................     107,260
Total assets................................................     210,422
Total debt..................................................     107,026
Stockholders' equity........................................      47,490


---------------

(1) Pro forma information gives effect to (i) the Acquisitions on an historical basis, (ii) the consummation of the Offering and (iii) certain pro forma adjustments to the historical financial statements. See Pro Forma Financial Statements and the notes thereto beginning on page F-3 for a description of the pro forma adjustments.

(2) The individual Founding Groups' Income Statement Data do not total to the Pro Forma total since such individual Founding Groups' Income Statement Data represent historical information before Pro Forma entries.

(3) Gives effect to the Acquisitions on an historical basis and certain pro forma adjustments. See Pro Forma Financial Statements and the notes thereto beginning on page F-3 for a description of the pro forma adjustments.

(4) Assumes that the Underwriters' over-allotment option is not exercised. See "Underwriting".


(5) Gives effect to the sale of the shares offered by the Combined Company hereby and the application of the net proceeds therefrom. See "Use of Proceeds".

                SUMMARY INDIVIDUAL FOUNDING GROUP FINANCIAL DATA

     The following table presents certain summary financial data for each of the Founding Groups.


                                                                      SIX MONTHS ENDED
                                       YEAR ENDED DECEMBER 31,            JUNE 30,
                                    ------------------------------   -------------------
                                      1994     1995(1)    1996(1)      1996     1997(1)
                                    --------   --------   --------   --------   --------
                                            (IN THOUSANDS)               (UNAUDITED)
HOWARD GROUP:
  Revenues........................  $227,259   $254,003   $282,016   $140,650   $154,045
  Gross profit....................    28,267     32,230     37,620     18,996     19,915
  Selling, general and
     administrative expenses......    24,253     26,166     30,768     15,032     16,453
  Income from operations..........     4,014      6,064      6,852      3,964      3,462
MCCALL GROUP:
  Revenues........................  $177,320   $218,888   $288,542   $137,216   $146,953
  Gross profit....................    24,747     30,157     38,982     18,939     19,677
  Selling, general and
     administrative expenses......    22,477     27,752     35,072     16,959     17,546
  Income from operations..........     2,270      2,405      3,910      1,980      2,131
SMITH GROUP:
  Revenues........................  $217,077   $221,258   $218,279   $108,173   $127,459
  Gross profit....................    27,157     28,593     29,110     14,343     17,545
  Selling, general and
     administrative expenses......    21,727     22,824     23,711     11,575     13,846
  Income from operations..........     5,430      5,769      5,399      2,768      3,699
KINGWOOD GROUP:
  Revenues........................  $ 31,036   $ 34,459   $ 35,949   $ 17,912   $ 21,244
  Gross profit....................     3,837      4,589      5,309      2,691      2,969
  Selling, general and
     administrative expenses......     3,277      3,569      3,997      1,963      2,420
  Income from operations..........       560      1,020      1,312        728        549


---------------


(1) The Combined Company anticipates reductions in selling, general and administrative expenses and cost of sales and increases in other dealership revenue from reductions in salary, benefits and other payments to the owners of the Founding Groups to which the owners have agreed to upon the consummation of the Acquisitions. These reductions are not reflected in the financial data presented and would have resulted in a reduction in expenses of the combined Founding Groups of approximately $4.3 million in 1995 and $5.0 million in 1996 and $2.1 million for the six months ended June 30, 1997.

                                    RISK FACTORS

     Prospective purchasers should carefully consider the following factors, as well as the other information and financial data contained in this Prospectus, before purchasing the shares of Common Stock offered hereby.

ABSENCE OF COMBINED OPERATING HISTORY


     Group 1 Automotive, which was incorporated in December 1995, has conducted no operations to date other than in connection with the Acquisitions and the Offering. The Founding Groups have been operated and managed as separate independent entities to date, and the Combined Company's future operating results will depend in part on its ability to integrate the operations of these businesses and manage the combined enterprise. The Combined Company's management group has been assembled only recently, and there can be no assurance that the management group will be able to effectively and profitably integrate the Founding Groups and any future acquisitions, or to effectively manage the combined entity. The inability of the Combined Company to do so could have a material adverse effect on the Combined Company's business, financial condition and results of operations.


MANUFACTURERS' CONTROL OVER DEALERSHIPS


     Each of the Combined Company's dealerships sells automobiles pursuant to franchise agreements with automobile manufacturers or authorized distributors of the manufacturers ("Manufacturers"). Through the terms and conditions of these franchise agreements, Manufacturers exert considerable influence over the operations of the Combined Company's dealerships. Each of the franchise agreements includes provisions for the termination or non-renewal of the manufacturer-dealer relationship for a variety of causes including any unapproved change of ownership or management and other material breaches of the franchise agreement. The loss of one or more of the Combined Company's franchise agreements could have a material adverse effect on the Combined Company's business, financial condition and results of operations.



     A number of Manufacturers impose restrictions on the Combined Company. These restrictions include prohibitions on (i) the acquisition of 20% or more of the Common Stock by any one person who in the opinion of the Manufacturer is unqualified to own a dealership of such Manufacturer or has interests incompatible with the Manufacturer, (ii) certain extraordinary corporate transactions such as a merger, sale of a material amount of assets or change in the Board of Directors or management of the Combined Company which could have a material adverse effect on the Manufacturer's image or reputation or could be materially incompatible with the Manufacturer's interests; (iii) the removal of a dealership general manager without the consent of the Manufacturer; and (iv) the use of dealership facilities to sell or service new vehicles of other Manufacturers. If the Combined Company is unable to comply with these restrictions, the Combined Company generally must (i) sell the assets of the dealerships to the Manufacturer or to a third party acceptable to the Manufacturer, or (ii) terminate the dealership agreements with the Manufacturer.



     Unlike any of the other Manufacturers, American Honda Motor Co., Inc. ("American Honda") has stated to the Combined Company that its policy on public ownership requires that (i) public ownership of the Common Stock of the Combined Company not exceed 49% of the outstanding Common Stock of the Combined Company;
(ii) more than 50% of the Common Stock of the Combined Company be owned by persons approved by American Honda and transfer of any of these shares be subject to American Honda's prior approval; (iii) American Honda has the right to approve each stockholder of the Combined Company who owns 5% or more of the Combined Company's Common Stock; and (iv) certain individuals must personally indemnify American Honda for any stockholder litigation in connection with the registration of the Combined Company's securities. Although the Combined Company has notified American Honda that these restrictions impose an unreasonable burden on the Combined Company and its principal stockholders, the Combined Company and American Honda are continuing to negotiate with respect to these matters. Except for the restrictions listed above, the Combined Company has generally agreed with the other requirements of American Honda's policy on public ownership which are in line with the requirements of the other Manufacturers described above. If the Combined Company is unable to negotiate a satisfactory agreement with American Honda, American Honda may withhold its consent to the acquisition of the Honda dealerships by the Combined Company. If the Combined Company is required to dispose of its Honda dealerships or terminate its franchise agreements with American Honda, any such requirement could have a material adverse effect on the Combined Company.



     Prior approval of the relevant Manufacturers is required with respect to acquisitions of automobile dealerships, and a Manufacturer may deny the Combined Company's application to make an acquisition or seek to impose further restrictions on the Combined Company as a condition to granting approval of an acquisition. See "-- Dependence on Acquisitions for Growth; Manufacturers' Restrictions on Acquisitions". Certain state laws, however, limit the ability of the Manufacturers to reject proposed transfers of dealerships, notwithstanding the terms of any dealer or franchise agreement. See "Business -- Franchise Agreements".



RISKS RELATING TO FAILURE TO MEET MANUFACTURER CSI SCORES



     Many Manufacturers attempt to measure customers' satisfaction with automobile dealerships through systems generally known as the customer satisfaction index ("CSI"). These Manufacturers may use a dealership's CSI scores as a factor in evaluating applications for additional dealership acquisitions and other matters, including the participation by a dealership in incentive programs. Certain dealerships of the Combined Company have had difficulty from time to time meeting their Manufacturers' CSI standards. The components of the various Manufacturer CSI scores have been modified from time to time in the past, and there is no assurance that such components will not be further modified or replaced by different systems in the future. The Combined Company's dealerships' CSI scores in the past have not had a material adverse effect on these dealerships. However, failure of the Combined Company's dealerships to comply with the CSI standards at any given time in the future may have a material adverse effect on the Combined Company.


DEPENDENCE ON AUTOMOBILE MANUFACTURERS


     The success of each of the Combined Company's dealerships is highly dependent upon the overall success of the line of vehicles that each dealership sells. New vehicles manufactured by Toyota Motor Corp. ("Toyota Motor"), General Motors Corporation ("GM"), Honda Motor Co., Ltd. ("Honda Motor"), Nissan Motor Co., Ltd. ("Nissan Motor"), and Chrysler Corporation accounted for approximately 34%, 17%, 16%, 14% and 9%, respectively, of the Combined Company's new vehicle unit sales for 1996. No other Manufacturer accounted for more than 3% of new vehicle unit sales of the Combined Company during 1996.



     The Combined Company's business is affected to varying degrees by the demand for its Manufacturers' vehicles, and by the financial condition, management, marketing, production and distribution capabilities of such Manufacturers. In addition, the timing, structure and amount of Manufacturer incentives may impact the timing and profitability of the Combined Company's sales transactions. Events such as labor disputes and other production disruptions, that may adversely affect a Manufacturer may also adversely affect the Combined Company. Similarly, the delivery of vehicles from Manufacturers later than scheduled, which may occur particularly during periods of new product introductions, can lead to reduced sales during such periods. Moreover, any event that causes adverse publicity involving such Manufacturers may have an adverse effect on the Combined Company regardless of whether such event involves any of the Combined Company's dealerships.



     The Combined Company also depends on its Manufacturers to provide it with a desirable mix of new vehicles. The most popular vehicles generally produce the highest profit margins and are frequently the most difficult to obtain from the Manufacturers. In some instances, in order to obtain additional allocations of these vehicles, the Combined Company may elect to purchase a larger number of less desirable models than it would otherwise purchase. Sales of less desirable models may result in lower profit margins than sales of the more popular vehicles. If the Combined Company is unable to obtain sufficient quantities of the most popular models its profitability may be adversely affected.



     The Combined Company's franchise agreements with its Manufacturers do not give the Combined Company the exclusive right to sell a Manufacturer's product within a given geographic area. Accordingly, a Manufacturer could grant another dealer a franchise to start a new dealership in proximity to one or more of the Combined Company's locations or an existing dealer could move its dealership to a location which would compete directly with the Combined Company, although certain state laws provide a mechanism for challenging such action in advance through administrative or legal proceedings. If the Combined Company cannot prevent a Manufacturer from granting a new franchise near to one of the Combined Company's dealerships, such grant could have a material adverse effect on the Combined Company and its operations.



DEPENDENCE ON ACQUISITIONS FOR GROWTH; MANUFACTURERS' RESTRICTIONS ON
ACQUISITIONS



     Growth in the Combined Company's revenues and earnings will depend significantly on the Combined Company's ability to acquire and consolidate profitable dealerships. There can be no assurance that the Combined Company will be able to identify, acquire or profitably manage and integrate additional dealerships, if any, into the Combined Company, or that it will be able to do so without substantial costs, delays or other operational or financial problems. In addition, increased competition for acquisition candidates may develop, which could result in fewer acquisition opportunities available to the Combined Company and/or higher acquisition prices. Further, acquisitions involve a number of special risks, including possible adverse effects on the Combined Company's operating results, diversion of resources and management's attention, inability to retain key acquired personnel, risks associated with unanticipated events or liabilities and amortization of acquired intangible assets, some or all of which could have a material adverse effect on the Combined Company's business, financial condition and results of operations.



     The Combined Company is required to obtain the consent of the applicable Manufacturer prior to the acquisition of any dealership franchise. In determining whether to approve an acquisition, the Manufacturers may consider many factors, including the financial condition, ownership structure and CSI scores of the Combined Company. In addition, Manufacturers may limit the number of such Manufacturers' dealerships that may be owned by the Combined Company or the number that may be owned in a particular geographic area. For example, Toyota Motor currently limits the number of dealerships which may be owned by any one group to seven Toyota and three Lexus dealerships and restricts the number of dealerships that may be owned within certain geographic areas. Toyota Motor further requires that at least nine months elapse between acquisitions. Similarly, it is currently the policy of American Honda to restrict any company from holding more than seven Honda or more than three Acura franchises and to restrict the number of franchises held within certain geographic areas. Toyota Motor and American Honda also prohibit ownership of contiguous dealerships and the dualing of a franchise with any other brand without their consent. Ford Motor Company ("Ford Motor") currently limits the number of dealerships to the greater of (a) 15 Ford and 15 Lincoln Mercury dealerships, or (b) the number of dealerships with total retail sales of new vehicles in the preceding calendar year that would equal not more than 5% of total Ford and Lincoln Mercury vehicles sold at retail in the United States during that year, which number may not exceed 33 1/3% of the dealerships in any Ford Motor defined market area. Chrysler Corporation currently limits the number of dealerships that may be owned by the Combined Company to a total of ten dealerships selling Chrysler Corporation vehicles in the United States, with no more than six dealerships in the same sales zone and no more than two dealerships in the same metropolitan market, provided that such two dealerships are different vehicle brands. The Combined Company currently owns two Toyota, one Lexus, three Honda, two Acura, one Lincoln, one Mercury, one Dodge, one Jeep, one Chrysler, one Plymouth and one Eagle franchise. The Combined Company's ability to obtain consents from Manufacturers to acquire their franchises will directly affect its ability to implement its growth strategy.

RISKS RELATED TO ACQUISITION FINANCING; FUTURE CAPITAL REQUIREMENTS


     The Combined Company currently intends to finance future acquisitions by issuing shares of its Common Stock as full or partial consideration for acquired dealerships. The extent to which the Combined Company will be able or willing to issue Common Stock for acquisitions will depend on the market value of the Common Stock from time to time and the willingness of potential acquisition candidates to accept Common Stock as part of the consideration for the sale of their businesses. Since the Combined Company will focus initially on large "platform" acquisitions, it is possible that the Combined Company will issue a significant number of additional shares of Common Stock in connection with such acquisitions in the near future. Such additional shares of Common Stock could be as much as, or more than, the number of outstanding shares of Common Stock after giving effect to the Offering. To the extent that the Combined Company is unable or unwilling to do so, the Combined Company may be required to use available cash or other sources of debt or equity financings. The Combined Company is currently negotiating a bank credit facility (the "Credit Facility") with a major bank. It is anticipated that the facility will provide the Combined Company with a secured revolving line of credit of up to $100 million which may be used for general corporate purposes, acquisitions, capital expenditures, working capital and floor plan financing. No assurance can be given that the net proceeds from the Offering, other existing resources and the Credit Facility will be sufficient to fund its acquisition program and other cash needs, or that the Combined Company will be able to obtain adequate additional capital from other sources. See "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Liquidity and Capital Resources -- Combined Founding Groups".


RELIANCE ON KEY PERSONNEL


     The Combined Company depends to a large extent upon the abilities and continued efforts of its executive officers and the senior management of the Founding Groups, including B. B. Hollingsworth, Jr., Robert E. Howard, II, Sterling B. McCall, Jr., Charles M. Smith, John T. Turner and Scott L. Thompson. Furthermore, the Combined Company will likely be dependent on the senior management of any businesses acquired in the future. If any of these persons becomes unavailable to continue in such capacity, or if the Combined Company is unable to attract and retain other qualified employees, the Combined Company's business or prospects could be adversely affected. Although the Combined Company has entered into an employment agreement with each of its executive officers, there can be no assurance that any individual will continue in his present capacity with the Combined Company for any particular period of time. The Combined Company currently does not have key man insurance for any of its officers and senior management. See "Management".


SUBSTANTIAL COMPETITION


     The automotive retailing industry is highly competitive with respect to price, service, location and selection. The Combined Company competes with automobile dealerships (including public franchised dealership consolidators), private market buyers and sellers of used vehicles, used vehicle dealerships, other franchised dealerships, service center chains and independent service and repair shops. In the new vehicle area, the Combined Company competes with other franchised dealers. The Combined Company does not have any cost advantage in purchasing new vehicles from the Manufacturers, and typically relies on advertising, merchandising, sales expertise, service reputation and location of its dealerships to sell new vehicles. In recent years, the Combined Company has also faced competition from nontraditional sources such as companies that sell automobiles on the Internet, automobile rental agencies, independent leasing companies, used-car "superstores" and price clubs associated with established consumer agencies such as the American Automobile Association, some of which use non-traditional sales techniques such as one-price shopping. In addition, Ford Motor has announced that it is exploring the possibility of going into business with some of its dealers to create automotive superstores in selected markets. Some of these recent market entrants may have greater financial, marketing and personnel resources than the Combined Company, and/or lower overhead or sales costs. In the parts and service area, the Combined Company also competes with a number of regional or national chains which offer selected parts and services at prices that may be lower than the Combined Company's prices. In addition, there can be no assurance that the Combined Company's strategy will be more effective than the strategies of its competitors.


CYCLICALITY


     Sales of motor vehicles, particularly new vehicles, historically have been subject to substantial cyclical variation. The Combined Company believes that the industry is affected by many factors, including general economic conditions, consumer confidence, the level of personal discretionary spending, interest rates and credit availability. There can be no assurance that the industry will not experience sustained periods of decline in vehicle sales, particularly new vehicle sales, in the future. Any such decline could have a material adverse effect on the Combined Company.


SEASONALITY


     The automobile industry is subject to seasonal variations in revenues. Demand for automobiles is generally lower during the winter months than in other seasons, particularly in regions of the United States associated with harsh winters. Accordingly, the Combined Company expects its revenues and operating results generally to be lower in its first and fourth quarters than in its second and third quarters.


IMPORTED PRODUCTS


     A significant portion of the Combined Company's new vehicle business involves the sale of vehicles, parts or vehicles composed of parts that are manufactured outside the United States. As a result, the Combined Company's operations are subject to customary risks of importing merchandise, including fluctuations in the value of currencies, import duties, exchange controls, trade restrictions, work stoppages and general political and economic conditions in foreign countries. The United States or the countries from which the Combined Company's products are imported may, from time to time, impose new quotas, duties, tariffs or other restrictions, or adjust presently prevailing quotas, duties or tariffs, which could affect the Combined Company's operations and its ability to purchase imported vehicles and/or parts.


GOVERNMENTAL REGULATIONS AND ENVIRONMENTAL MATTERS


     The Combined Company is subject to a wide range of federal, state and local laws and regulations, such as local licensing requirements, consumer protection laws and environmental requirements governing, among other things, discharges to the air and water, the storage of petroleum substances and chemicals, the handling and disposal of wastes, and the remediation of contamination arising from spills and releases. The violation of these laws and regulations can result in civil and criminal penalties being levied against the Combined Company or in a cease and desist order against operations that are not in compliance. Future acquisitions by the Combined Company may also be subject to governmental regulation, including antitrust reviews. The Combined Company believes that it substantially complies with all applicable laws and regulations relating to its business, but future laws and regulations may be more stringent and require the Combined Company to incur significant additional costs. See
"Business -- Governmental Regulations" and "Business -- Environmental Matters".



ANTI-TAKEOVER EFFECTS OF STOCKHOLDER RIGHTS PLAN AND THE COMBINED COMPANY'S CHARTER AND BYLAWS



     Prior to the Offering, the Combined Company intends to adopt a stockholder rights plan. This plan and certain provisions of the Combined Company's Certificate of Incorporation, as amended ("Charter"), and Bylaws ("Bylaws") may have the effect of discouraging, delaying or preventing a change in control of the Combined Company or unsolicited acquisition proposals that a stockholder might consider favorable. These include provisions providing for a Board of Directors with staggered, three-year terms, permitting the removal of a director from office only for cause, allowing only the Board of Directors to set the number of directors, requiring super-majority or class voting to effect certain amendments to the Charter and Bylaws, limiting the persons who may call special stockholders' meetings, limiting stockholder action by written consent and establishing advance notice requirements for nominations for election to the Board of Directors or for proposing matters that can be acted upon at stockholders' meetings. The Delaware General Corporation Law requires super-majority voting thresholds to approve certain "business combinations" between interested stockholders and the Combined Company which may render more difficult or tend to discourage attempts to acquire the Combined Company. In addition, the Combined Company's Board of Directors has the authority to issue shares of preferred stock ("Preferred Stock") in one or more series and to fix the rights and preferences of the shares of any such series without stockholder approval. Any series of Preferred Stock is likely to be senior to the Common Stock with respect to dividends, liquidation rights and, possibly, voting rights. The ability to issue Preferred Stock could also have the effect of discouraging unsolicited acquisition proposals, thus affecting the market price of the Common Stock and preventing stockholders from obtaining any premium offered by the potential buyer. In addition, certain of the Combined Company's dealer agreements prohibit the acquisition of 20% or more of the Common Stock of the Combined Company without the consent of the relevant Manufacturers. See "Management -- Executive Officers and Directors", "Principal and Selling Stockholders" and "Description of Capital Stock".


POTENTIAL EFFECT OF SHARES ELIGIBLE FOR FUTURE SALE ON PRICE OF COMMON STOCK


     Sales of substantial amounts of Common Stock in the public market subsequent to the Offering could adversely affect the market price of the Common Stock. Upon consummation of the Acquisitions and the Offering, the Combined Company will have 14,002,026 shares of Common Stock outstanding (14,722,026 shares if the Underwriters' overallotment option is exercised in full). Of these shares, the 4,800,000 shares of Common Stock offered hereby (5,520,000 shares if the Underwriters' overallotment option is exercised in full) will be freely tradable without restriction or further registration under the Securities Act of 1933, as amended (the "Securities Act"), except for shares held by persons deemed to be "affiliates" of the Combined Company or acting as "underwriters" as those terms are defined in the Securities Act. The remaining 9,202,026 shares of Common Stock outstanding will be "restricted securities" within the meaning of Rule 144 under the Securities Act and will be eligible for resale subject to the volume, manner of sale, holding period and other limitations of Rule 144. Currently, 565,000 shares of Common Stock are issuable under existing stock options granted to certain executive officers and employees of the Combined
Company. Options exercisable for           shares of Common Stock will be
granted to directors and employees under the Combined Company's 1996 Stock
Incentive Plan upon completion of the Offering. An additional           shares
of Common Stock are reserved for issuance to employees and directors of the Combined Company under the Combined Company's 1996 Stock Incentive Plan. See "Management -- 1996 Stock Incentive Plan", "Description of Capital Stock" and "Shares Eligible for Future Sale".



     Pursuant to the Stock Purchase Agreements entered into in connection with the Acquisitions, each of the stockholders of the Founding Companies, other than the Selling Stockholder with respect to the shares he is selling in the Offering, has agreed with the Combined Company not to sell or otherwise dispose of shares of Common Stock received in the Acquisitions for a period of two years from the closing date of the Acquisitions. In addition, pursuant to an Underwriting Agreement between the Combined Company, the Selling Stockholders and the Underwriters, the Combined Company, the executive officers and directors of the Combined Company and the Selling Stockholder have agreed not to sell any shares of Common Stock for a period of 180 days from the date of this Prospectus without the consent of the representatives of the Underwriters, other than the issuance of options to purchase Common Stock or shares of Common Stock issuable upon the exercise thereof. See "Shares Eligible for Future Sale" and "Underwriting".

NO PRIOR PUBLIC MARKET AND DETERMINATION OF OFFERING PRICE


     Prior to the Offering, there has been no public market for the Common Stock. Application will be made to list the Common Stock on the New York Stock Exchange. However, there can be no assurance that an active trading market will develop subsequent to the Offering or, if developed, that it will be sustained. The initial public offering price of the Common Stock will be determined through negotiations between the Combined Company and the representatives of the Underwriters and may bear no relationship to the price at which the Common Stock will trade after the Offering. For information relating to the factors to be considered in determining the initial public offering price, see "Underwriting". Prices for the Common Stock after the Offering may be influenced by a number of factors, including the liquidity of the market for the Common Stock, investor perceptions of the Combined Company and the automotive retailing industry and general economic and other conditions. Sales of substantial amounts of Common Stock in the public market subsequent to the Offering could adversely affect the market price of the Common Stock.


POSSIBLE VOLATILITY OF PRICE


     The market price of the Common Stock could be subject to wide fluctuations in response to a number of factors, including quarterly variations of operating results, investor perceptions of the Combined Company and automotive retailing industry and general economic and other conditions.

                                THE ACQUISITIONS



     Group 1 Automotive will acquire all of the issued and outstanding stock of the Founding Companies in the Acquisitions immediately prior to the consummation of the Offering pursuant to 13 separate stock purchase agreements (the "Stock Purchase Agreements"). The Founding Companies are each part of one of the four separate and distinct Founding Groups.



     The Stock Purchase Agreements, provide that acquisition of each Founding Company is subject to certain conditions including, among others: (i) the continuing accuracy on the closing date of the representations and warranties of the applicable Founding Company, the stockholders of such Founding Company and the Combined Company; (ii) the performance of each of the covenants by the applicable Founding Company, the stockholders of such Founding Company and the Combined Company, including the removal of certain related party agreements;
(iii) the expiration or termination of the applicable waiting period under the HSR Act with respect to such acquisition; (iv) the obtainment of all permits, approvals and consents of securities or "blue sky" commissions of each jurisdiction and of any other governmental agency or authority, where failure to obtain such permit, approval or consent would have a material adverse effect; and (v) the entering into an Underwriting Agreement by the Combined Company and the Underwriters in connection with the Offering. The Offering is conditioned upon, among other things, the consummation of the acquisition of 100% of the Founding Companies.



     The Stock Purchase Agreements provide that the parties thereto will not be liable for the breach, after consummation of the Acquisitions, of any of the representations, warranties or covenants contained in such agreements, except: confidentiality obligations, non-competition provisions applicable to certain stockholders, transfer restrictions on the Common Stock received in the Acquisitions and termination of all dealership guarantees of stockholder debt.



     As part of the Stock Purchase Agreements, certain stockholders of the Founding Companies have agreed to enter into the employment agreements and/or the lease agreements described elsewhere in this Prospectus. See
"Management -- Executive Compensation; Employment Agreements", and "Certain Transactions -- Leases". In addition, certain stockholders of the Founding Companies, including Messrs. Howard, McCall, Smith and Hollingsworth and certain of the general managers and key employees of the Founding Companies, have agreed not to compete with the Combined Company for five years from the closing of the Acquisitions.



     The aggregate value of the consideration to be paid by the Combined Company
in the Acquisitions is approximately $          million (based on an assumed
initial public offering price of $          per share discounted to give effect
to the two year lock-up that each stockholder of the Founding Companies entered into in connection with the Acquisitions, see "Group 1 Automotive, Inc. -- Pro Forma Financial Information -- Notes to Pro Forma Financial Statements"), payable in $5.4 million of cash and 9,123,890 shares of Common Stock. The Combined Company is recording approximately $30.5 million of goodwill in connection with the Acquisitions. The consideration to be paid by the Combined Company for the Founding Companies was determined by negotiations among the Company and representatives of the Founding Companies and was based primarily upon the net income of each Founding Company.



     The following table sets forth the consideration being paid for each Founding Group:



                                                CONSIDERATION
                                         ----------------------------
                                         COMMON STOCK         CASH       TOTAL VALUE(1)
                                         ------------      ----------    --------------
Howard Group...........................   3,619,278        $2,300,000      $
McCall Group...........................   2,318,826                --
Smith Group............................   2,725,933                --
Kingwood Group.........................     459,853        $3,100,000
                                          ---------        ----------      ----------
          Total........................   9,123,890        $5,400,000      $
                                          =========        ==========      ==========

---------------


(1) The cash value of the shares of Common Stock issued as consideration for the Acquisitions is based upon an assumed initial public offering price of
    $          per share discounted to give effect to the two year lock-up that each stockholder of the Founding Companies entered into in connection with the Acquisitions.



     In connection with the Acquisitions, the following directors, officers and stockholders owning more than 5% of the Common Stock together with their spouses and affiliates will receive shares of Common Stock as follows: Mr.
Hollingsworth -- 196,368 shares of Common Stock (excluding the 350,000 shares of Common Stock that Mr. Hollingsworth currently owns); Mr. Howard -- 3,145,520 shares of Common Stock; Mr. McCall -- 1,461,031 shares of Common Stock; Mr. Smith -- 679,181 shares of Common Stock; Mr. Whalen -- 774,040 shares of Common Stock. In addition, Mr. Howard will receive $2,300,000 in cash in the Acquisitions. See "Principal and Selling Stockholders".



     In connection with Acquisitions, all related party receivables and payables are being settled. Such transactions will result in a net payment of $19,720, as of June 30, 1997, by the McCall Group to Mr. McCall. Additionally, as part of the Acquisitions, certain Founding Companies that are S corporations will distribute an aggregate of approximately $6.2 million of accumulated earnings to its stockholders as follows: $4.5 million to the stockholders of the Howard Group, $1.3 million to the stockholders of the Smith Group and $0.4 million to the stockholders of the Kingwood Group. In addition, in connection with the Acquisitions, Mr. Howard intends to acquire certain nonoperating assets owned by the Howard Group for $2.0 million which the Combined Company believes to approximate the market value for the assets.



     The Combined Company anticipates reductions in selling, general and administrative expenses and cost of sales and increases in other dealership revenue from reductions in salary, benefits and other payments to the owners of the Founding Groups to which the owners have agreed to upon the consummation of the Acquisitions. These reductions would have resulted in a reduction in expenses of the combined Founding Groups of approximately $5.0 million in 1996 and $2.1 million for the six months ended June 30, 1997.



     The following is a description of each of the Founding Groups and the dealerships that they each own.



     THE HOWARD GROUP. The Howard Group is one of the largest dealership groups in Oklahoma, consisting of Acura, Chevrolet, Chrysler, Dodge, Eagle, GMC, Honda, Isuzu, Jeep, Mazda, Plymouth, Pontiac and Toyota dealerships located in Oklahoma City. Additionally, the Howard Group expects to enter into an agreement to purchase a Chevrolet dealership in Tulsa, Oklahoma for the assumption of its liabilities. Robert E. Howard II, the principal owner, has been involved in the automotive retailing industry for over 28 years. The Howard Group consists of Howard Pontiac-GMC, Inc., Bob Howard Chevrolet, Inc., Bob Howard Automotive-H, Inc. (Honda/Acura), Bob Howard Motors, Inc. (Toyota) and Bob Howard Dodge, Inc.



     MCCALL GROUP. The McCall Group consists of the second largest Toyota dealership in the United States, as ranked by 1996 new retail unit sales, and one Lexus dealership, both located in Houston, Texas. Mr. McCall, the principal owner, has been involved in the automotive retailing industry for more than 27 years, having been granted the first stand-alone exclusive Toyota dealership in Houston, Texas. The McCall Group consists of SMC Luxury Cars, Inc. (d.b.a. Sterling McCall Lexus) and Southwest Toyota, Inc. (d.b.a. Sterling McCall Toyota).



     SMITH GROUP. The Smith Group consists of one Acura dealership in Houston, Texas, Honda, GMC, Oldsmobile, Mitsubishi, Lincoln, Mercury and Kia dealerships in Beaumont, Texas, a Nissan dealership in Richardson, Texas (a suburb of Dallas) and two Nissan dealerships, one Mitsubishi dealership and one Suzuki dealership in the Austin, Texas area. The Smith family has been in the automotive retailing business since 1917. The Smith Group consists of Mike Smith Autoplaza, Inc., Town North Nissan, Inc., Town North Suzuki, Inc., Town North Mitsubishi, Inc., Courtesy Nissan, Inc., Smith Liu & Corbin, Inc. (d.b.a. Acura Southwest) and Round Rock Nissan, Inc.

     KINGWOOD GROUP. The Kingwood Group consists of one Honda and one Isuzu dealership in Kingwood, Texas, a suburb of Houston. The Honda dealership was established in 1989 and the Isuzu dealership was established in 1996. Mr. Hollingsworth and John H. Duncan, a director of the Combined Company, own interests in these dealerships. The Kingwood Group consists of Foyt Motors, Inc.

                                USE OF PROCEEDS


     The net proceeds to the Combined Company from the sale of 4,428,136 shares
of Common Stock offered hereby are estimated to be $     million ($     million
if the Underwriters' over-allotment option is exercised in full) assuming an
initial public offering price of $     per share, the midpoint of the range of
the initial public offering price set forth on the cover page of this Prospectus and after deducting the underwriting discount and estimated expenses of the Offering. Of the net proceeds, approximately $5.4 million will be used to pay the cash portion of the purchase price for the Acquisitions. In addition,
approximately $     million will be used to repay indebtedness with maturities of less than one year with a weighted average interest rate of approximately 8.0%. The remainder of the net proceeds will be used for working capital and general corporate purposes, including potential acquisitions.



     The Combined Company intends to pursue acquisitions in the future which will be financed with cash, Common Stock or a combination of both cash and Common Stock. Although the Combined Company has identified and has held preliminary discussions with several potential acquisition candidates, at this time, the Combined Company has no agreements to effect any such acquisitions. The Combined Company is currently negotiating a Credit Facility with a major bank. It is anticipated that the Credit Facility will be a revolving line of credit of up to $100 million, which may be used for general corporate purposes, acquisitions, capital expenditures, working capital and floorplan financing. See "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Liquidity and Capital Resources -- Combined Founding Groups".


                                DIVIDEND POLICY


     The Combined Company intends to retain all of its earnings to finance the growth and development of its business, including future acquisitions, and does not anticipate paying any cash dividends on its Common Stock for the foreseeable future. Any future change in the Combined Company's dividend policy will be made at the discretion of the Board of Directors of the Combined Company and will depend upon the Combined Company's operating results, financial condition, capital requirements, general business conditions and such other factors as the Board of Directors deems relevant. In addition, the Credit Facility will include restrictions on the ability of the Combined Company to pay dividends without the consent of the lender. See "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Liquidity and Capital
Resources -- Combined Founding Groups" and "Description of Capital Stock".

                                    DILUTION


     The pro forma net tangible book value of the Combined Company as of June
30, 1997 was $          per share of Common Stock. Pro forma net tangible book
value per share is determined by dividing the pro forma tangible net worth of the Combined Company (pro forma tangible assets less pro forma total liabilities) by the total number of outstanding shares of Common Stock. After giving effect to the sale by the Company of the 4,428,136 shares offered hereby
and the receipt of an assumed $     million of net proceeds from the Offering
(based on an assumed initial public offering price of $     per share and net of
the underwriting discounts and estimated offering expenses), pro forma net tangible book value of the Combined Company at June 30, 1997 would have been
$     per share. This represents an immediate increase in pro forma net tangible
book value of $     per share to existing stockholders and an immediate dilution
of $     per share to the new investors purchasing Common Stock in the Offering.
The following table illustrates the per share dilution:


Assumed initial public offering price per share.............            $
  Pro forma net tangible book value per share before giving
     effect to the Offering.................................  $
  Increase in pro forma net tangible book value per share
     attributable to the Offering...........................
Pro forma net tangible book value per share after giving
  effect to the Offering....................................
                                                                        ------
Dilution per share to new investors.........................            $
                                                                        ======


     The following table sets forth, on a pro forma basis as of June 30, 1997, the number of shares of Common Stock purchased from the Combined Company, the total consideration paid to the Combined Company and the average price per share paid to the Combined Company by existing stockholders and new investors purchasing shares from the Combined Company in the Offering (before deducting underwriting discounts and commissions and estimated offering expenses):


                                   SHARES PURCHASED     TOTAL CONSIDERATION      AVERAGE
                                  ------------------    --------------------    PRICE PER
                                  NUMBER     PERCENT     AMOUNT     PERCENT       SHARE
                                  -------    -------    --------    --------    ---------
Existing stockholders...........                   %     $                 %     $
New investors...................
          Total.................              100.0%     $            100.0%
                                              =====                   =====


     The foregoing computations assume no exercise of outstanding stock options granted under the Combined Company's 1996 Stock Incentive Plan. Options to
purchase         shares of Common Stock will have been granted under the 1996
Stock Incentive Plan as of the completion of the Offering, of which are exercisable at the initial public offering price per share and 565,000 are
exercisable at $2.90 per share. In addition,           additional shares of
Common Stock are reserved for future issuance under the 1996 Stock Incentive Plan. See "Management -- 1996 Stock Incentive Plan".

                                 CAPITALIZATION


     The following table sets forth the pro forma capitalization of the Combined Company as of June 30, 1997 and as adjusted to give effect to the issuance and sale by the Company of the 4,428,136 shares of Common Stock offered hereby (at
an assumed initial public offering price of $     per share, the midpoint of the
range of the initial public offering price set forth on the cover page of this Prospectus, and after deducting the underwriting discount and estimated expenses of the Offering) and the application of a portion of the estimated net proceeds therefrom to pay existing indebtedness. See "Use of Proceeds". This table should be read in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations" and the unaudited Pro Forma Financial Statements of the Combined Company and the related notes thereto included elsewhere in this Prospectus.



                                                                AS OF JUNE 30, 1997
                                                              ------------------------
                                                                            PRO FORMA
                                                              PRO FORMA    AS ADJUSTED
                                                              ---------    -----------
                                                                   (IN THOUSANDS)
Short-term debt (including current portion of long-term
  debt).....................................................  $ 98,806      $
Long-term debt..............................................     8,220
                                                              --------      --------
          Total debt........................................   107,026
Stockholders' equity:
  Preferred Stock, par value $.01 per share, 1,000,000
     shares authorized; no shares issued and outstanding....        --
  Common Stock, par value $.01 per share, 50,000,000 shares
     authorized; 9,573,890 shares issued and outstanding,
     pro forma; 14,002,026 shares issued and outstanding,
     pro forma as
     adjusted(1)............................................        96
  Additional paid-in capital................................    51,449
  Retained deficit..........................................    (4,055)
                                                              --------      --------
          Total stockholders' equity........................    47,490
                                                              --------      --------
          Total capitalization..............................  $154,516
                                                              ========      ========


---------------


(1) Excludes (i) an aggregate of 565,000 shares of Common Stock subject to options granted pursuant to the Combined Company's 1996 Stock Incentive Plan
    and (ii)           shares of Common Stock subject to options to be granted
    to certain employees and directors of the Combined Company upon completion of the Offering under the Combined Company's 1996 Stock Incentive Plan. See "Management -- 1996 Stock Incentive Plan."

                            SELECTED FINANCIAL DATA


     Group 1 Automotive will acquire the Founding Groups immediately prior to the consummation of the Offering. For financial statement presentation purposes, however, the Howard Group has been identified as the accounting acquiror. The following selected historical financial data of the Howard Group as of December 31, 1995 and 1996 and for each of the three years in the period ended December 31, 1996, have been derived from the audited financial statements of the Howard Group included elsewhere in this Prospectus. The following selected historical financial data for the Howard Group as of December 31, 1992, 1993 and 1994 and for each of the two years in the period ended December 31, 1993 and as of and for the six months ended June 30, 1996 and June 30, 1997, have been derived from the unaudited financial statements of the Howard Group, which have been prepared on the same basis as the audited financial statements and, in the opinion of the Howard Group, reflect all adjustments, consisting only of normal recurring adjustments, necessary for a fair presentation of such data. See the Pro Forma Financial Statements and the notes thereto included elsewhere in this Prospectus.



                                                YEAR ENDED DECEMBER 31,                         SIX MONTHS ENDED JUNE 30,
                            ---------------------------------------------------------------   ------------------------------
                                                                                     PRO                              PRO
                                                                                    FORMA                            FORMA
                              1992       1993       1994       1995       1996       1996       1996       1997     1997(1)
                            --------   --------   --------   --------   --------   --------   --------   --------   --------
                                                         (IN THOUSANDS, EXCEPT PER SHARE DATA)
INCOME STATEMENT DATA:
  Revenues................  $127,936   $167,252   $227,259   $254,003   $282,016   $825,646   $140,650   $154,045   $450,343
  Cost of sales...........   110,303    146,943    198,992    221,773    244,396    712,772    121,654    134,130    389,093
                            --------   --------   --------   --------   --------   --------   --------   --------   --------
    Gross profit..........    17,633     20,309     28,267     32,230     37,620    112,874     18,996     19,915     61,250
  Goodwill amortization...        --         --         21         27         37        853         15         20        399
  Selling, general and
    administrative
    expenses..............    13,931     16,610     24,232     26,139     30,731     93,566     15,017     16,433     50,893
                            --------   --------   --------   --------   --------   --------   --------   --------   --------
    Income from
      operations..........     3,702      3,699      4,014      6,064      6,852     18,455      3,964      3,462      9,958
  Other income and expense
    Interest expense,
      net.................      (847)      (729)    (1,102)    (1,604)    (1,194)    (3,337)      (680)      (808)      (979)
    Other income
      (expense), net......         6        (28)         9        (81)       (69)       175        (28)        34        (19)
                            --------   --------   --------   --------   --------   --------   --------   --------   --------
    Income before income
      taxes...............     2,861      2,942      2,921      4,379      5,589     15,293      3,256      2,688      8,960
  Provision for income
    taxes.................       553        367        768        744        382      6,337        307        166      3,697
                            --------   --------   --------   --------   --------   --------   --------   --------   --------
    Net income............  $  2,308   $  2,575   $  2,153   $  3,635   $  5,207   $  8,956   $  2,949   $  2,522   $  5,263
                            ========   ========   ========   ========   ========   ========   ========   ========   ========
  Earnings per share......                                                         $    .64                         $    .37
  Weighted average shares
    outstanding...........                                                           14,002                           14,300



                                                                                                         AS OF JUNE 30, 1997
                                                                 AS OF DECEMBER 31,                  ----------------------------
                                                  ------------------------------------------------     PRO        PRO FORMA AS
                                                    1992      1993      1994      1995      1996     FORMA(2)   ADJUSTED(2)(3)(4)
                                                  --------   -------   -------   -------   -------   --------   -----------------
                                                                                  (IN THOUSANDS)
BALANCE SHEET DATA:
Working capital.................................  $  2,600   $ 2,435   $ 2,356   $ 4,708   $ 6,436   $   (551)      $
Inventories.....................................    24,101    23,180    34,699    39,573    47,674    107,260
Total assets....................................    32,938    32,955    51,124    61,641    72,874    210,422
Total debt, including current portion...........    23,355    21,199    31,601    37,320    42,887    107,026
Stockholders' equity............................     3,779     3,637     5,346     8,620    12,210     47,490


---------------

(1) Gives effect to (i) the Acquisitions on an historical basis (ii) the consummation of the Offering and (iii) certain pro forma adjustments to the historical financial statements. See Pro Forma Financial Statements and the notes thereto beginning on page F-3 for a description of the pro forma adjustments.

(2) Gives effect to the Acquisitions on an historical basis and certain pro forma adjustments. See Pro Forma Financial Statements and the notes thereto beginning on page F-3 for a description of the pro forma adjustments.

(3) Assumes that the Underwriters' over-allotment option is not exercised. See "Underwriting".


(4) Gives effect to the sale of the shares offered by the Combined Company hereby and the application of the net proceeds therefrom. See "Use of Proceeds".

                             SUMMARY FINANCIAL DATA


     Group 1 Automotive will acquire the Founding Groups immediately prior to the consummation of the Offering. For financial statement purposes, however, the Howard Group, has been identified as the accounting acquiror. The following summary financial data presents, for the year ended December 31, 1996, and as of and for the six months ended June 30, 1997, certain historical and pro forma data for the Founding Groups. See "Selected Financial Data" and the Pro Forma Financial Statements and the notes thereto included elsewhere in this Prospectus.



                                                   FOR THE YEAR ENDED DECEMBER 31, 1996
                                       ------------------------------------------------------------
                                        HOWARD      MCCALL      SMITH      KINGWOOD    PRO FORMA(1)
                                       --------    --------    --------    --------    ------------
                                         (DOLLARS AND SHARES IN THOUSANDS, EXCEPT PER SHARE DATA)

INCOME STATEMENT DATA(2):
Revenues
  New vehicle sales..................  $164,979    $166,382    $124,174    $13,784       $469,318
  Used vehicle sales.................    88,477      90,895      60,579     18,075        258,027
  Parts & service sales..............    21,173      24,454      28,631      2,925         77,184
  Other dealership revenues, net.....     7,387       6,811       4,895      1,165         21,117
                                       --------    --------    --------    -------       --------
     Total revenues..................   282,016     288,542     218,279     35,949        825,646
Cost of sales........................   244,396     249,560     189,169     30,640        712,772
                                       --------    --------    --------    -------       --------
     Gross profit....................    37,620      38,982      29,110      5,309        112,874
Goodwill amortization................        37          --          67         --            853
Selling, general and administrative
  expenses...........................    30,731      35,072      23,644      3,997         93,566
                                       --------    --------    --------    -------       --------
     Income from operations..........     6,852       3,910       5,399      1,312         18,455
Other income and expense
  Interest expense, net..............    (1,194)     (2,748)     (1,710)      (439)        (3,337)
  Other Income (expense), net........       (69)        (45)        223         67            175
                                       --------    --------    --------    -------       --------
     Income before taxes.............     5,589       1,117       3,912        940         15,293
Provision for income taxes...........       382         178         678         41          6,337
                                       --------    --------    --------    -------       --------
     Net income......................  $  5,207    $    939    $  3,234    $   899       $  8,956
                                       ========    ========    ========    =======       ========
Earnings per share...................                                                    $   0.64
Weighted average shares
  outstanding........................                                                      14,002
OTHER DATA:
Gross margin.........................     13.3%       13.5%       13.3%      14.8%          13.7%
Operating margin.....................      2.4%        1.4%        2.5%       3.6%           2.2%
Pre-tax margin.......................      2.0%        0.4%        1.8%       2.6%           1.9%
New vehicles sold....................     8,181       6,458       5,983        756         21,378
Retail used vehicles sold............     7,779       4,496       3,844      1,101         17,220

                                            FOR THE SIX MONTHS ENDED JUNE 30, 1997 (UNAUDITED)
                                        ----------------------------------------------------------
                                                                                           PRO
                                         HOWARD      MCCALL       SMITH     KINGWOOD     FORMA(1)
                                        ---------   ---------   ---------   ---------   ----------
                                         (DOLLARS AND SHARES IN THOUSANDS, EXCEPT PER SHARE DATA)
INCOME STATEMENT DATA(2):
Revenues
  New vehicle sales...................   $ 84,922    $ 81,609    $ 75,203    $10,095     $251,830
  Used vehicle sales..................     54,354      49,796      35,153      9,264      148,567
  Parts & service sales...............     10,763      12,305      14,082      1,251       38,400
  Other dealership revenues, net......      4,006       3,243       3,021        634       11,546
                                         --------    --------    --------    -------     --------
     Total revenues...................    154,045     146,953     127,459     21,244      450,343
Cost of sales.........................    134,130     127,276     109,914     18,275      389,093
                                         --------    --------    --------    -------     --------
     Gross profit.....................     19,915      19,677      17,545      2,969       61,250
Goodwill amortization.................         20          --          28          4          399
Selling, general and administrative
  expenses............................     16,433      17,546      13,818      2,416       50,893
                                         --------    --------    --------    -------     --------
     Income from operations...........      3,462       2,131       3,699        549        9,958
Other income and expense
  Interest expense, net...............       (808)       (504)       (941)       (93)        (979)
  Other Income (expense), net.........         34         (34)        (19)        --          (19)
                                         --------    --------    --------    -------     --------
     Income before taxes..............      2,688       1,593       2,739        456        8,960
Provision for income taxes............        166         637         531         21        3,697
                                         --------    --------    --------    -------     --------
     Net income.......................   $  2,522    $    956    $  2,208    $   435     $  5,263
                                         ========    ========    ========    =======     ========
Earnings per share....................                                                   $   0.37
Weighted average shares...............                                                     14,300
OTHER DATA:
Gross margin..........................      12.9%       13.4%       13.8%      14.0%        13.6%
Operating margin......................       2.2%        1.5%        2.9%       2.6%         2.2%
Pre-tax margin........................       1.7%        1.1%        2.1%       2.1%         2.0%

New vehicles sold.....................      4,093       3,037       3,972        523       11,625
Retail used vehicles sold.............      4,312       2,149       2,181        561        9,203


---------------

(1) Pro forma information gives effect to (i) the Acquisitions on an historical basis, (ii) the consummation of the Offering, and (iii) certain pro forma adjustments to the historical financial statements. See Pro Forma Financial Statements and the notes thereto beginning on page F-3 for a description of the pro forma adjustments.

(2) The individual Founding Groups' Income Statement Data do not total to the Pro Forma total since such individual Founding Groups' Income Statement Data represent historical information before Pro Forma entries.

                    MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                 FINANCIAL CONDITION AND RESULTS OF OPERATIONS

     The following discussion should be read in conjunction with the Founding Groups' Financial Statements and related notes thereto and "Selected Financial Data" appearing elsewhere in this Prospectus.

OVERVIEW


     The Combined Company was founded to become a leading operator and consolidator in the highly fragmented automotive industry. The Combined Company owns 30 automobile dealerships located in Texas and Oklahoma. The Combined Company represents 21 American and Asian brands including Acura, Chevrolet, Chrysler, Dodge, Eagle, GMC, Honda, Isuzu, Jeep, Kia, Lexus, Lincoln, Mazda, Mercury, Mitsubishi, Nissan, Oldsmobile, Plymouth, Pontiac, Suzuki and Toyota. Additionally, the Combined Company provides maintenance and repair services at its 30 dealerships and five collision service centers. The Combined Company utilizes approximately 500 service bays in providing these services. The Combined Company is experiencing significant momentum in its financial results. From 1994 to 1996, the Combined Company's revenues increased by $172.1 million, or 26.4%, to $824.8 million from $652.7 million. During this period, gross profit increased $27.0 million, or 32.1%, to $111.0 million from $84.0 million, to 13.5% from 12.9% of revenues. The Combined Company expects that a significant portion of its future growth will be derived from acquisitions of additional dealerships.



     The Combined Company plans to achieve its goal of becoming a leading consolidator, while maintaining its high operating standards in the automotive retailing industry, by (i) emphasizing growth through acquisitions and (ii) implementing an operating strategy that focuses on decentralized dealership operations, nationally centralized administrative functions, the expansion of higher margin businesses, a commitment to customer service and the implementation of new technology initiatives. By complementing the Combined Company's industry leaders, management talent and proven operating capabilities with its corporate management team which is experienced in achieving and managing long-term growth in a consolidation environment, the Combined Company believes that it is in a strong position to execute this strategy.



     The Combined Company has diverse sources of revenues, including: new car sales, new truck sales, used car sales, used truck sales, manufacturer remarketed vehicle sales, parts sales, service sales, collision repair services, finance fees, insurance commissions, extended service contract sales, documentary fees and after-market product sales. Sales revenues include sales to retail customers, other dealers and wholesalers. Other dealership revenue includes revenue from the sale of financing, insurance and extended service contracts, net of a provision for anticipated chargebacks and documentary fees charged to customers.



     The Combined Company's gross profit will vary as the Combined Company's merchandise mix (the mix between new vehicle sales, used vehicle sales, parts and service sales, collision repair services and other dealership revenues) changes. The gross margin realized by the Combined Company on the sale of its products and services generally varies between approximately 6.5% and 60.0%, with new vehicle sales generally resulting in the lowest gross margin and parts and service sales generally resulting in the highest gross margin. When the Combined Company's new vehicle sales increase or decrease at a rate greater than the Combined Company's other revenue sources, the Combined Company's gross margin will respond inversely. Factors such as seasonality, weather, cyclicality and manufacturers' advertising and incentives may impact the Combined Company's merchandise mix and, therefore influence the Combined Company's gross margin.


     Selling, general and administrative expenses consist primarily of compensation for sales, administrative, finance and general management personnel, rent, marketing, insurance and utilities. Interest expense consists of interest charges on interest-bearing debt, including floorplan inventory financing, net of interest credits received from certain manufacturers and interest income earned. The Founding Groups have been managed throughout the periods presented as independent private companies and their results of operations reflect different tax structures (S Corporations and C Corporations) which have influenced, among other things, their historical levels of owners' compensation. These owners and certain key employees have agreed to certain reductions in their compensation and benefits in connection with the organization of the Combined Company.



     Group 1 Automotive, which has conducted no operations to date other than in connection with the Offering, intends to integrate certain functions over a period of time and install practices that have been successful at other franchises and in other retail segments ("best practices"). This integration and installation of best practices may present opportunities to increase revenues and reduce costs but may also necessitate additional costs and expenditures for corporate administration, including expenses necessary to implement the Combined Company's acquisition strategy. These various costs and possible cost-savings and revenue enhancements may make historical operating results not comparable to, or indicative of, future performance.


RESULTS OF OPERATIONS -- COMBINED FOUNDING GROUPS


     The combined Founding Groups' statements of operations data for 1994, 1995 and 1996 and the six months ended June 30, 1996, and June 30, 1997, do not purport to present the combined Founding Groups in accordance with generally accepted accounting principles, but represent a summation of the revenues, cost of sales, gross profit and selling, general and administrative expenses of the individual Founding Groups on an historical basis excluding the effects of pro forma adjustments. This data will not be comparable to and may not be indicative of the Combined Company's post-combination results of operations because (i) the Founding Groups were not under common control of management and had different tax structures (S Corporations and C Corporations) during the periods presented and (ii) the Combined Company will use the purchase method to establish a new basis of accounting to record the Acquisitions.


     The following table sets forth certain unaudited combined data of the Founding Groups on an historical basis and excludes the effects of pro forma adjustments for the periods indicated:

       COMBINED FOUNDING GROUPS STATEMENTS OF OPERATIONS DATA (UNAUDITED)

                                                        YEAR ENDED DECEMBER 31,
                                      ------------------------------------------------------------
                                             1994                 1995                 1996
                                      ------------------   ------------------   ------------------
                                       AMOUNT    PERCENT    AMOUNT    PERCENT    AMOUNT    PERCENT
                                      --------   -------   --------   -------   --------   -------
                                                         (DOLLARS IN THOUSANDS)
Revenues:
 New vehicle sales..................  $391,709     60.0%   $422,348     58.0%   $469,318     56.9%
 Used vehicle sales.................   184,179     28.2     222,373     30.5     258,027     31.3
 Parts and service sales............    61,024      9.4      65,599      9.0      77,184      9.3
 Other dealership revenues, net.....    15,780      2.4      18,288      2.5      20,258      2.5
                                      --------   ------    --------   ------    --------   ------
       Total revenues...............   652,692    100.0     728,608    100.0     824,787    100.0
Cost of sales.......................   568,684     87.1     633,039     86.9     713,765     86.5
                                      --------   ------    --------   ------    --------   ------
Gross profit........................    84,008     12.9      95,569     13.1     111,022     13.5
Selling, general and administrative
 expenses...........................  $ 71,734     11.0%   $ 80,311     11.0%   $ 93,549     11.3%

                                             SIX MONTHS ENDED JUNE 30,
                                      ---------------------------------------
                                             1996                 1997
                                      ------------------   ------------------
                                       AMOUNT    PERCENT    AMOUNT    PERCENT
                                      --------   -------   --------   -------
                                              (DOLLARS IN THOUSANDS)
Revenues:
 New vehicle sales..................  $227,170     56.2%   $251,830     56.0%
 Used vehicle sales.................   129,602     32.1     148,567     33.0
 Parts and service sales............    36,667      9.1      38,400      8.6
 Other dealership revenues, net.....    10,512      2.6      10,904      2.4
                                      --------   ------    --------   ------
       Total revenues...............   403,951    100.0     449,701    100.0
Cost of sales.......................   348,982     86.4     389,596     86.6
                                      --------   ------    --------   ------
Gross profit........................    54,969     13.6      60,105     13.4
Selling, general and administrative
 expenses...........................  $ 45,529     11.3%   $ 50,265     11.2%

SIX MONTHS ENDED JUNE 30, 1997 COMPARED TO SIX MONTHS ENDED JUNE 30, 1996



     REVENUES. Revenues increased $45.7 million, or 11.3%, from $404.0 million for the six months ended June 30, 1996 to $449.7 million for the six months ended June 30, 1997. New vehicle sales increased $24.6 million, or 10.8%, from $227.2 million for the six months ended June 30, 1996 to $251.8 million for the six months ended June 30, 1997. The increase is primarily attributable to new franchise operations, strong customer acceptance of the Combined Company's products, particularly Lexus and Nissan, and successful marketing efforts. The new franchise operations include a Dodge franchise acquired by the Howard Group in May 1996 ("Howard Dodge") and a new Nissan franchise awarded to the Smith Group during 1996. Used vehicle sales increased $19.0 million, or 14.7%, from $129.6 million for the six months ended June 30, 1996 to $148.6 million for the six months ended June 30, 1997. This increase is primarily attributable to the new franchise operations and successful marketing efforts. Parts and service sales increased $1.7 million, or 4.6%, from $36.7 million for the six months ended June 30, 1996 to $38.4 million for the six months ended June 30, 1997. The increase is attributable to the new franchise operations and a growing customer base at the McCall Lexus franchise. Other dealership revenues increased $0.4 million or 3.8% from $10.5 million for the six months ended June 30, 1996 to $10.9 million for the six months ended June 30, 1997. The increase is due primarily to an increase in the number of retail new and used vehicle sales.



     GROSS PROFIT. Gross profit increased $5.1 million, or 9.3% from $55.0 million for the six months ended June 30, 1996 to $60.1 million for the six months ended June 30, 1997. The increase is attributable to increased sales offset by a reduced gross margin. The gross margin declined from 13.6% for the six months ended June 30, 1996 to 13.4% for the six months ended June 30, 1997. The reduced gross margin resulted primarily from new and used vehicle sales being a greater percentage of total revenue.



     SELLING, GENERAL AND ADMINISTRATIVE EXPENSES. Selling, general and administrative expenses increased $4.8 million, or 10.5%, from $45.5 million for the six months ended June 30, 1996 to $50.3 million for the six months ended June 30, 1997. The increase is primarily attributable to the new franchise operations and to variable incentive pay to employees which is related directly to the increase in revenues. As a percentage of revenues, selling, general and administrative expenses declined from 11.3% for the six months ended June 30, 1996 to 11.2% for the six months ended June 30, 1997.


  YEAR ENDED DECEMBER 31, 1996 COMPARED TO YEAR ENDED DECEMBER 31, 1995


     REVENUES. Revenues increased $96.2 million, or 13.2%, from $728.6 million for the year ended December 31, 1995 to $824.8 million for the year ended December 31, 1996. New vehicle revenues increased $47.0 million, or 11.1%, from $422.3 million for the year ended December 31, 1995 to $469.3 million for the year ended December 31, 1996. This increase is primarily attributable to increased sales at all but one of the Founding Groups with the McCall Group accounting for $40.6 million of the increase. New and expanded franchise operations, primarily the Howard Group's new Dodge franchise, successful marketing efforts and strong customer acceptance of the Combined Company's products, particularly Toyota, Lexus and Chevrolet, contributed to the increase. The Smith Group had an $8.0 million decline in new vehicle revenues caused by reduced unit sales at its Dallas Nissan franchise. Used vehicle revenues increased $35.6 million, or 16.0%, from $222.4 million for the year ended December 31, 1995 to $258.0 million for the year ended December 31, 1996. All of the Founding Groups' had increases in used vehicle revenues with the McCall Group accounting for $22.6 million of the increase. The increase is attributable primarily to expanded operations at McCall Toyota, a strong used vehicle market and successful marketing efforts. Parts and service sales increased $11.6 million, or 17.7%, from $65.6 million for the year ended December 31, 1995 to $77.2 million for the year ended December 31, 1996. The increase is primarily attributable to new and expanded operations at McCall Lexus, and increased vehicle sales. Other dealership revenues increased $2.0 million or 10.9% from $18.3 million for the year ended December 31, 1995 to $20.3 million for the year ended December 31, 1996. The increase is due primarily to an increase in the number of retail new and used vehicle sales.

     GROSS PROFIT. Gross profit increased $15.4 million, or 16.1%, from $95.6 million for the year ended December 31, 1995 to $111.0 million for the year ended December 31, 1996. The increase is attributable to increased revenues and an increase in gross margin from 13.1% for the year ended December 31, 1995 to 13.5% for the year ended December 31, 1996. The increase in gross margin is primarily due to a change in the merchandise mix as parts and service sales became a greater percentage of total revenues. Additionally, gross margin on new retail vehicle sales increased from 6.8% for the year ended December 31, 1995 to 7.1% for the year ended December 31, 1996. The gross margin on used retail vehicle sales increased from 9.5% for the year ended December 31, 1995, to 9.7% for the year ended December 31, 1996. However, gross margin on parts and service sales decreased from 47.9% for the year ended December 31, 1995 to 46.6% for the year ended December 31, 1996.


     SELLING, GENERAL AND ADMINISTRATIVE EXPENSES. Selling, general and administrative expenses increased by $13.2 million, or 16.4%, from $80.3 million for the year ended December 31, 1995 to $93.5 million for the year ended December 31, 1996. The increase is directly related to the increase in revenues and the expenses associated with two new franchises awarded in 1996. As revenues increase, the Combined Company generally incurs a greater amount of variable incentive pay to employees. Additionally, the Combined Company invested more in marketing, which directly contributed to the increased revenue. As a percentage of revenues, selling, general and administrative expenses increased from 11.0% for the year ended December 31, 1995 to 11.3% for the year ended December 31, 1996.


  YEAR ENDED DECEMBER 31, 1995 COMPARED TO YEAR ENDED DECEMBER 31, 1994


     REVENUES. Revenues increased $75.9 million, or 11.6%, from $652.7 million for the year ended December 31, 1994 to $728.6 million for the year ended December 31, 1995. New vehicle revenues increased $30.6 million, or 7.8% from $391.7 million for the year ended December 31, 1994 to $422.3 million for the year ended December 31, 1995. The increase is the result of increased sales at all but one of the Founding Groups. The increase in revenue is attributable to new franchise operations at Bob Howard Honda/Acura which was acquired during 1994, successful marketing efforts and strong customer acceptance of the Combined Company's products. Used vehicle revenues increased $38.2 million, or 20.7%, from $184.2 million for the year ended December 31, 1994 to $222.4 million for the year ended December 31, 1995. The increase is primarily attributable to the new franchise operations and successful marketing efforts. Parts and service sales increased $4.6 million, or 7.5%, from $61.0 million for the year ended December 31, 1994 to $65.6 million for the year ended December 31, 1995. The increase is primarily attributable to the new dealership operations and increased vehicle sales. Other dealership revenues increased $2.5 million or 15.8% from $15.8 million for the year ended December 31, 1994 to $18.3 million for the year ended December 31, 1995. The increase is due primarily to an increase in the number of retail new and used vehicle sales.



     GROSS PROFIT. Gross profit increased $11.6 million, or 13.8%, from $84.0 million for the year ended December 31, 1994 to $95.6 million for the year ended December 31, 1995. The increase is attributable to increased revenues and an improved gross margin. Changes in the merchandise mix and certain product gross margins resulted in the Combined Company's gross margin increasing from 12.9% for the year ended December 31, 1996 to 13.1% for the year ended December 31, 1995. The gross margin on new retail vehicle sales increased from 6.5% for the year ended December 31, 1994 to 6.8% for the year ended December 31, 1995. The gross margin for used retail vehicle sales declined from 9.9% for the year ended December 31, 1994 to 9.5% for the year ended December 31, 1995. Parts and service gross margin increased from 47.2% for the year ended December 31, 1994 to 47.9% for the year ended December 31, 1995.


     SELLING, GENERAL AND ADMINISTRATIVE EXPENSES. Selling, general and administrative expenses increased $8.6 million, or 12.0%, from $71.7 million for the year ended December 31, 1994 to $80.3 million for the year ended December 31, 1995. The increase is primarily attributable to the new franchise operations and increased variable incentive pay to employees and additional marketing expenses. As a percentage of revenues, selling, general and administrative expenses remained constant at 11.0% of total revenues over the same period.

LIQUIDITY AND CAPITAL RESOURCES -- COMBINED FOUNDING GROUPS


     The Combined Company's principal sources of liquidity are cash on hand, cash from operations and floorplan financing.


  CASH FLOWS


     On a combined basis, the Founding Groups' net cash flow provided by (used in) operating activities was $3.9 million, $14.7 million and $6.5 million for the years ended December 31, 1994, 1995 and 1996, respectively, and $(5.7) million and $1.9 million for the six months ended June 30, 1996 and June 30, 1997, respectively. Net income plus depreciation and amortization is the primary source of cash flow from operating activities. Net cash flow from operating activities declined from $14.7 million for the year ended December 31, 1995, to $6.5 million for the year ended December 31, 1996. The decline is primarily due to the usage of funds by the McCall Group to pay down floor plan notes payable and to increase inventories to support strong sales growth. Net cash flow from operating activities improved from $(5.7) million for the six months ended June 30, 1996 to $1.9 million for the six months ended June 30, 1997. The improvement is due primarily to the McCall Group having invested significantly in increased inventory during the six months ended June 30, 1996.



     Net cash used in investing activities by the Founding Groups on a combined basis was $3.4 million, $2.3 million and $6.9 million for the years ended December 31, 1994, 1995 and 1996, respectively, and $6.0 million and $1.6 million for the six months ended June 30, 1996 and June 30, 1997, respectively. Most of the cash used in investing activities during these periods was used to purchase property and equipment for the McCall Group Lexus franchise's new collision service center added in 1995, showroom expansions at both of the McCall Group franchises, facility improvements and equipment purchases for certain of the Smith Group dealerships and franchise acquisitions at the Howard Group in 1994 and 1996.



     Net cash used in financing activities by the Founding Groups on a combined basis was $1.4 million, $2.3 million and $3.6 million for the years ended December 31, 1994, 1995 and 1996, respectively and $3.0 million and $5.4 million for the six months ended June 30, 1996 and June 30, 1997, respectively. The majority of the cash used in financing activities during these periods was for net repayments of long-term debt and distributions to stockholders offset by cash provided by stock issuances. The combined cash and cash equivalents of the Founding Groups decreased $4.1 million from $38.9 million at December 31, 1995 to $34.8 million at December 31, 1996. This decrease is primarily due to significant net pay downs on floor plan notes payable, increased investments in inventories and property and equipment and payment of dividends.


  ACQUISITION LINE OF CREDIT


     The Combined Company is currently negotiating for a credit facility with a major bank. It is anticipated that the facility will provide the Combined Company with a revolving line of credit of up to $100 million which may be used for general corporate purposes, acquisitions, capital expenditures working capital and floorplan financing. Loans under this commitment will bear interest
at a designated variable base rate plus margins ranging from      to      basis
points. At the Combined Company's option, the loans may bear interest based on a
designated London Interbank Offering Rate plus a margin ranging from      to
     basis points. It is anticipated that the line of credit will mature three years from the date the loan is closed.



     The Combined Company intends to pursue attractive acquisition opportunities. The timing, size or success of any acquisition effort and the associated potential capital commitments are currently not known, although, based on current facts and circumstances, management believes the Combined Company's acquisition program will result in the Combined Company's revenues increasing significantly. The Combined Company expects to fund future acquisitions primarily through a combination of working capital, cash flow from operations, borrowings and issuance of additional equity and/or long-term debt obligations. While there can be no assurance, based on current facts and circumstances, management believes it has adequate cash flows and financing alternatives to fund its current operations and to implement its acquisition strategy.

  FLOORPLAN FINANCING


     As of June 30, 1997, the Combined Company had approximately $97.5 million of floorplan debt outstanding. The Combined Company intends to repay $ million of floorplan indebtedness with the proceeds of the Offering. Currently, the Founding Group's floorplan financing is provided by seven sources. The Combined Company is negotiating with several lenders to refinance a portion of its floorplan debt with more favorable terms. Additionally, certain other lenders, in anticipation of the Offering, have reduced the interest rate on certain floor plan financing. These reductions range between 25 and 225 basis points.


  LEASES


     The Founding Groups lease various facilities and equipment under operating lease agreements, including leases with related parties. In connection with the Acquisitions, the Combined Company intends to replace certain of its leases with new leases that will have terms of 30 years and will be cancelable at the Combined Company's option ten years from execution of the lease and at the end of each subsequent five year period. Such leases will initially have the same rent as the currently existing leases and will be subject to increase every five years based on a percentage of the consumer price index. See "Certain Transaction -- Leases". Future minimum lease payments for existing operating leases are as follows: $6.6 million in 1997, $6.5 million in 1998, $6.0 million in 1999, $5.2 million in 2000 and $3.9 million in 2001.


INDIVIDUAL FOUNDING GROUPS

     The selected historical financial information presented in the tables below is derived from the respective audited financial statements of the individual Founding Groups included elsewhere herein. The following discussion should be read in conjunction with the Financial Statements of the Founding Groups and the notes thereto appearing elsewhere in this Prospectus. The financial statements of the Kingwood Group have not been separately included within this Prospectus because the Kingwood Group does not qualify as a significant subsidiary under the Securities and Exchange Commission's Staff Accounting Bulletin (SAB) No. 80 and, accordingly, are not required to be presented. The Kingwood Group's results of operations and statement of financial position are included in the Pro Forma Financial Statements.

     For financial statement presentation purposes, as required by the rules and regulations of the Securities Act, the Howard Group has been identified as the accounting acquiror.

RESULTS OF OPERATIONS -- HOWARD GROUP

     This group is one of the largest dealership groups in Oklahoma, consisting of Acura, Chevrolet, Chrysler, Dodge, Eagle, GMC, Honda, Isuzu, Jeep, Mazda, Plymouth, Pontiac and Toyota dealerships located in Oklahoma City. Robert E. Howard II, the principal owner, has been involved in the automotive retailing industry for over 28 years. Bob Howard opened his first dealership in 1978 which later became the foundation for the Automall ("Automall"). The Automall currently houses the Chrysler, Eagle, GMC, Isuzu, Jeep, Mazda, Plymouth and Pontiac franchises.

     The following table sets forth certain selected financial data and data as a percentage of revenues for the Howard Group for the periods indicated:

                                                          YEAR ENDED DECEMBER 31,
                                        ------------------------------------------------------------
                                               1994                 1995                 1996
                                        ------------------   ------------------   ------------------
                                         AMOUNT    PERCENT    AMOUNT    PERCENT    AMOUNT    PERCENT
                                        --------   -------   --------   -------   --------   -------
                                                           (DOLLARS IN THOUSANDS)
Revenues:
 New vehicle sales....................  $136,831     60.2%   $151,227     59.5%   $164,979     58.5%
 Used vehicle sales...................    69,862     30.8      79,448     31.3      88,477     31.4
 Parts and service sales..............    14,402      6.3      16,940      6.7      21,173      7.5
 Other dealership revenue, net........     6,164      2.7       6,388      2.5       7,387      2.6
                                        --------    -----    --------    -----    --------    -----
       Total revenues.................   227,259    100.0     254,003    100.0     282,016    100.0
Cost of sales.........................   198,992     87.6     221,773     87.3     244,396     86.7
                                        --------    -----    --------    -----    --------    -----
Gross profit..........................    28,267     12.4      32,230     12.7      37,620     13.3
Selling, general and administrative
 expenses.............................    24,253     10.7      26,166     10.3      30,768     10.9
                                        --------    -----    --------    -----    --------    -----
Income from operations................     4,014      1.7       6,064      2.4       6,852      2.4
Other income and expense:
 Interest expense, net................    (1,102)    (0.5)     (1,604)    (0.6)     (1,194)    (0.4)
 Other income (expense) net...........         9       --         (81)    (0.1)        (69)      --
                                        --------    -----    --------    -----    --------    -----
Income before income taxes............     2,921      1.2       4,379      1.7       5,589      2.0
Provision (benefit) for income
 taxes................................       768      0.3         744      0.3         382      0.1
                                        --------    -----    --------    -----    --------    -----
Net income............................  $  2,153      0.9%   $  3,635      1.4%   $  5,207      1.9%
                                        ========    =====    ========    =====    ========    =====

                                               SIX MONTHS ENDED JUNE 30,
                                        ---------------------------------------
                                               1996                 1997
                                        ------------------   ------------------
                                         AMOUNT    PERCENT    AMOUNT    PERCENT
                                        --------   -------   --------   -------
                                                (DOLLARS IN THOUSANDS)
                                                     (UNAUDITED)
Revenues:
 New vehicle sales....................  $ 82,523     58.7%   $ 84,922     55.1%
 Used vehicle sales...................    44,036     31.3      54,354     35.3
 Parts and service sales..............    10,142      7.2      10,763      7.0
 Other dealership revenue, net........     3,949      2.8       4,006      2.6
                                        --------    -----    --------    -----
       Total revenues.................   140,650    100.0     154,045    100.0
Cost of sales.........................   121,654     86.5     134,130     87.1
                                        --------    -----    --------    -----
Gross profit..........................    18,996     13.5      19,915     12.9
Selling, general and administrative
 expenses.............................    15,032     10.7      16,453     10.7
                                        --------    -----    --------    -----
Income from operations................     3,964      2.8       3,462      2.2
Other income and expense:
 Interest expense, net................      (680)    (0.5)       (808)    (0.5)
 Other income (expense) net...........       (28)      --          34       --
                                        --------    -----    --------    -----
Income before income taxes............     3,256      2.3       2,688      1.7
Provision (benefit) for income
 taxes................................       307      0.2         166      0.1
                                        --------    -----    --------    -----
Net income............................  $  2,949      2.1%   $  2,522      1.6%
                                        ========    =====    ========    =====



  SIX MONTHS ENDED JUNE 30, 1997 COMPARED TO SIX MONTHS ENDED JUNE 30, 1996



     REVENUES. Revenues increased $13.3 million, or 9.5%, from $140.7 million for the six months ended June 30, 1996 to $154.0 million for the six months ended June 30, 1997. New vehicle sales increased $2.4 million, or 2.9%, from $82.5 million for the six months ended June 30, 1996 to $84.9 million for the six months ending June 30, 1997. The increase is primarily attributable to sales generated by Howard Dodge and the Toyota franchise which were partially offset by reduced sales at the Automall. Used vehicle sales increased $10.4 million, or 23.6%, from $44.0 million for the six months ended June 30, 1996 to $54.4 million for the six months ended June 30, 1997. This increase is attributable to sales generated by Howard Dodge in addition to increased sales at all of the Howard Group's other franchises. Parts and service sales increased $0.7 million, or 6.9%, from $10.1 million for the six months ended June 30, 1996 to $10.8 million for the six months ended June 30, 1997. The increase is attributable primarily to sales generated by Howard Dodge. Other dealership revenues increased $0.1 million or 2.6% from $3.9 million for the six months ended June 30, 1996 to $4.0 million for the six months ended June 30, 1997. The increase is due primarily to an increase in the number of retail used vehicle sales while the number of retail new vehicle sales was stable.



     GROSS PROFIT. Gross profit increased $0.9 million, or 4.7%, from $19.0 million for the six months ended June 30, 1996 to $19.9 million for the six months ended June 30, 1997. The increase is attributable primarily to increased sales, offset partially by reduced gross margins at certain of the Howard Group's other franchises. The Howard Group's gross margin declined from 13.5% for the six months ended June 30, 1996 to 12.9% for the six months ended June 30, 1997 due to changes in the merchandise mix.



     SELLING, GENERAL AND ADMINISTRATIVE EXPENSES. Selling, general and administrative expenses increased $1.5 million or 10.0% from $15.0 million for the six months ended June 30, 1996 to $16.5 million for the six months ended June 30, 1997. The increase is primarily attributable to expenses incurred by Howard Dodge, which was acquired late in the second quarter of 1996. Selling, general and administrative expenses, as a percentage of total revenues, remained constant at 10.7% for the six month periods ended June 30, 1996 and June 30, 1997.



     INTEREST EXPENSE, NET. Interest expense, net, increased $0.1 million or 14.3% from $0.7 million for the six months ended June 30, 1996 to $0.8 million for the six months ended June 30, 1997. Interest expense increased primarily due to interest expense incurred by Howard Dodge and increased vehicle inventories carried at certain of the Howard Group's franchises.

YEAR ENDED DECEMBER 31, 1996 COMPARED TO YEAR ENDED DECEMBER 31, 1995


     REVENUES. Revenues increased by $28.0 million, or 11.0% from $254.0 million for the year ended December 31, 1995 to $282.0 million for the year ended December 31, 1996. New vehicle sales increased $13.8 million, or 9.1%, from $151.2 million for the year ended December 31, 1995 to $165.0 million for the year ended December 31, 1996. The increase is primarily attributable to strong sales at the Chevrolet franchise and the acquisition of Howard Dodge, offset by reduced sales at the Automall. Used vehicle revenues increased $9.1 million, or 11.5%, from $79.4 million for the year ended December 31, 1995 to $88.5 million for the year ended December 31, 1996. This increase is attributable to the acquisition of Howard Dodge and the Howard Group's successful marketing efforts at all of the Howard Group's other franchises. Parts and service sales increased $4.3 million, or 25.4%, from $16.9 million for the year ended December 31, 1995 to $21.2 million for the year ended December 31, 1996. The increase is attributable to increased sales at each of the Howard Group's franchises and new sales from the acquisition of Howard Dodge. Other dealership revenues increased $1.0 million or 15.6% from $6.4 million for the year ended December 31, 1995 to $7.4 million for the year ended December 31, 1996. The increase is due primarily to an increase in the number of retail new and used vehicle sales.


     GROSS PROFIT. Gross profit increased by $5.4 million, or 16.8%, from $32.2 million for the year ended December 31, 1995 to $37.6 million for the year ended December 31, 1996. The increase is attributable to increased sales and improvement in the Howard Group's gross profit margin from 12.7% for the year ended December 31, 1995 to 13.3% for the year ended December 31, 1996. The gross margin improved as revenues from parts and service and other dealership revenues became a greater percentage of total revenues.

     SELLING, GENERAL AND ADMINISTRATION EXPENSES. Selling, general and administration expenses increased $4.6 million, or 17.6%, from $26.2 million for the year ended December 31, 1995 to $30.8 million for the year ended December 31, 1996. The increase is primarily attributable to costs related to the newly acquired Howard Dodge and variable incentive pay to employees which is related to the increase in revenues. As a percentage of total revenues, selling, general and administrative expenses increased from 10.3% for the year ended December 31, 1995 to 10.9% for the year ended December 31, 1996.

     INTEREST EXPENSE, NET. Interest expense, net, decreased $0.4 million, or 25.0%, from $1.6 million for the year ended December 31, 1995 to $1.2 million for the year ended December 31, 1996. The decrease is attributable to an approximately 50 basis point decrease in the average floorplan interest rate and increased manufacturer assistance, partially offset by interest expense incurred by the newly acquired Howard Dodge.

YEAR ENDED DECEMBER 31, 1995 COMPARED TO YEAR ENDED DECEMBER 31, 1994


     REVENUES. Revenues increased by $26.7 million, or 11.7%, from $227.3 million for the year ended December 31, 1994 to $254.0 million for the year ended December 31, 1995. New vehicle sales increased $14.4 million, or 10.5%, from $136.8 million for the year ended December 31, 1994 to $151.2 million for the year ended December 31, 1995. The increase is primarily attributable to strong sales growth of the Chevrolet franchise due to strong customer acceptance of Chevrolet products and successful marketing efforts, and the inclusion of a full year of revenues for the Honda and Acura franchises acquired during 1994. Used vehicle sales increased $9.5 million, or 13.6%, from $69.9 million for the year ended December 31, 1994 to $79.4 million for the year ended December 31, 1995. This increase is primarily attributable to successful marketing efforts and the inclusion of a full year of revenues for the Honda and Acura franchises acquired during 1994. Parts and service sales increased $2.5 million or 17.4% from $14.4 million for the year ended December 31, 1994 to $16.9 million for the year ended December 31, 1995. The overall increase is primarily attributable to continued steady growth driven by increased vehicle sales. Other dealership revenues increased $0.2 million or 3.2% from $6.2 million for the year ended December 31, 1994 to $6.4 million for the year ended December 31, 1995. The increase is due primarily to an increase in the number of retail new and used vehicle sales.

     GROSS PROFIT. Gross profit increased by $3.9 million, or 13.8%, from $28.3 million for the year ended December 31, 1994 to $32.2 million for the year ended December 31, 1995. The increase is primarily attributable to increased sales. Additionally, the gross margin improved from 12.4% for the year ended December 31, 1994 to 12.7% for the year ended December 31, 1995 due primarily to parts and service revenues becoming a greater percentage of total revenues.

     SELLING, GENERAL AND ADMINISTRATIVE EXPENSES. Selling, general and administrative expenses increased $1.9 million, or 7.8%, from $24.3 million for the year ended December 31, 1994 to $26.2 million for the year ended December 31, 1995. The increase is primarily attributable to variable incentive pay to employees which is related directly to the increase in revenues. Selling, general and administrative expenses declined as a percentage of revenues from 10.7% for the year ended December 31, 1994 to 10.3% for the year ended December 31, 1995.

     INTEREST EXPENSE, NET. Interest expense, net, increased $0.5 million, or 45.5%, from $1.1 million for the year ended December 31, 1994 to $1.6 million for the year ended December 31, 1995. The increase is primarily attributable to an approximately 170 basis point increase in the average floorplan interest rate and an increase in inventory to support growing retail sales.

LIQUIDITY AND CAPITAL RESOURCES -- HOWARD GROUP

     The Howard Group's principal sources of liquidity are cash on hand, cash from operations and floor plan financing.

     The following table sets forth historical selected information from the Howard Group statements of cash flows:


                                                                         SIX MONTHS ENDED
                                          YEAR ENDED DECEMBER 31,            JUNE 30,
                                        ----------------------------    ------------------
                                         1994       1995      1996       1996       1997
                                        -------    ------    -------    -------    -------
                                                          (IN THOUSANDS)   (UNAUDITED)
Net cash provided by operating
  activities..........................  $ 4,204    $7,197    $ 7,332    $ 1,884    $ 2,406
Net cash used in investing
  activities..........................   (3,032)   (1,303)    (4,615)    (4,335)       (89)
Net cash used in financing
  activities..........................     (157)     (520)    (1,558)    (2,112)    (4,059)
                                        -------    ------    -------    -------    -------
Net increase (decrease) in cash and
  cash equivalents....................  $ 1,015    $5,374    $ 1,159    $(4,563)   $(1,742)
                                        =======    ======    =======    =======    =======


  CASH FLOWS


     Total cash and cash equivalents at June 30, 1997, were $9.9 million.



     For the three year period ended December 31, 1996, the Howard Group generated $18.7 million in net cash from operating activities, primarily from net income plus depreciation and amortization. Net cash flow from operating activities remained stable for the years ended December 31, 1995 and December 31, 1996.



     Net cash from operating activities increased from $1.9 million for the six months ended June 30, 1996 to $2.4 million for the six months ended June 30, 1997, primarily due to change in inventories, floor plan financing and accounts payable and accrued liabilities.


     The change in net cash used in investing activities was attributable to purchases of property and equipment and the purchases of the Honda and Acura franchises in 1994 and the Dodge franchise in 1996.


     The change in net cash used in financing activities was primarily attributable to dividends paid in excess of cash received from contributions and stock issuances.

  FLOORPLAN FINANCING


     The Howard Group currently obtains floorplan financing for its vehicle inventory primarily through General Motors Acceptance Corporation ("GMAC"). As of June 30, 1997, the Howard Group had approximately $37.8 million of floorplan financing outstanding. The debt bears interest at a rate of prime minus 50 basis points. Interest expense on floorplan notes payable, before manufacturer interest assistance, totaled approximately $2.5 million, $3.7 million and $3.6 million for the year ended December 31, 1994, 1995 and 1996. Manufacturer interest assistance, which is recorded as a reduction to interest expense, totaled approximately $1.4 million, $1.9 million and $2.0 million for the years ended December 31, 1994, 1995 and 1996.


  LEASES


     The Howard Group leases various real estate, facilities and equipment under operating lease agreements, including leases with related parties. In connection with the Acquisitions, the Howard Group intends to replace certain existing leases with leases that have terms of 30 years and will be cancellable at the Combined Company's option ten years from execution of the lease and at the end of each subsequent five year period. Such leases initially will have the same rent as the existing leases and will be subject to increases every five years based on a percentage of the consumer price index. See "Certain
Transactions -- Leases". Future minimum lease payments of existing operating leases are as follows: $2.9 million in 1997, $2.9 million in 1998, $2.5 million in 1999, $2.2 million in 2000 and $1.7 million in 2001.


  OTHER

     The Howard Group had working capital of $6.4 million as of December 31, 1996. Historically, the Howard Group has funded its operations with internally generated cash flow and borrowings from lenders. While there can be no assurance, based on current facts and circumstances, management believes it has adequate cash flows and financing alternatives to fund its current operations.

RESULTS OF OPERATIONS -- MCCALL GROUP

     This group consists of the second largest Toyota dealership in the United States, as ranked by 1996 new unit sales, and a Lexus dealership, both located in Houston, Texas. Sterling B. McCall, Jr., the principal owner, has been involved in the automotive retailing industry for more than 27 years.

     The following table sets forth certain selected financial data and data as a percentage of revenues for the McCall Group for the periods indicated:

                                                      YEAR ENDED DECEMBER 31,
                                   --------------------------------------------------------------
                                          1994                  1995                  1996
                                   ------------------    ------------------    ------------------
                                    AMOUNT    PERCENT     AMOUNT    PERCENT     AMOUNT    PERCENT
                                   --------   -------    --------   -------    --------   -------
                                                       (DOLLARS IN THOUSANDS)
Revenues:
 New vehicle sales...............  $105,402      59.5%   $125,810      57.5%   $166,382      57.6%
 Used vehicle sales..............    49,872      28.1      68,332      31.2      90,895      31.5
 Parts and service sales.........    17,939      10.1      19,432       8.9      24,454       8.5
 Other dealership revenue, net...     4,107       2.3       5,314       2.4       6,811       2.4
                                   --------    ------    --------    ------    --------    ------
   Total revenues................   177,320     100.0     218,888     100.0     288,542     100.0
Cost of sales....................   152,573      86.0     188,731      86.2     249,560      86.5
                                   --------    ------    --------    ------    --------    ------
Gross profit.....................    24,747      14.0      30,157      13.8      38,982      13.5
Selling, general and
 administrative expenses.........    22,477      12.7      27,752      12.7      35,072      12.1
                                   --------    ------    --------    ------    --------    ------
Income from operations...........     2,270       1.3       2,405       1.1       3,910       1.4
Other expense:
 Interest expense, net...........    (2,463)     (1.4)     (3,215)     (1.5)     (2,748)     (1.0)
 Other expense, net..............        (6)       --         (44)       --         (45)       --
                                   --------    ------    --------    ------    --------    ------
Income (loss) before income
 taxes...........................      (199)     (0.1)       (854)     (0.4)      1,117       0.4
Provision for income taxes.......       232       0.1         283       0.1         178       0.1
                                   --------    ------    --------    ------    --------    ------
Net income (loss)................  $   (431)     (0.2)%    (1,137)     (0.5)%  $    939       0.3%
                                   ========    ======    ========    ======    ========    ======

                                         SIX MONTHS ENDED JUNE 30,
                                   -------------------------------------
                                         1996                1997
                                   -----------------   -----------------
                                   AMOUNT    PERCENT   AMOUNT    PERCENT
                                   -------   -------   -------   -------
                                          (DOLLARS IN THOUSANDS)
                                               (UNAUDITED)
Revenues:
 New vehicle sales...............  $78,633     57.3%   $81,609     55.5%
 Used vehicle sales..............  44,237      32.2    49,796      33.9
 Parts and service sales.........  11,042       8.1    12,305       8.4
 Other dealership revenue, net...   3,304       2.4     3,243       2.2
                                   -------    -----    -------    -----
   Total revenues................  137,216    100.0    146,953    100.0
Cost of sales....................  118,277     86.2    127,276     86.6
                                   -------    -----    -------    -----
Gross profit.....................  18,939      13.8    19,677      13.4
Selling, general and
 administrative expenses.........  16,959      12.4    17,546      11.9
                                   -------    -----    -------    -----
Income from operations...........   1,980       1.4     2,131       1.5
Other expense:
 Interest expense, net...........  (1,526)     (1.1)     (504)     (0.4)
 Other expense, net..............     (28)       --       (34)       --
                                   -------    -----    -------    -----
Income (loss) before income
 taxes...........................     426       0.3     1,593       1.1
Provision for income taxes.......      72        --       637       0.4
                                   -------    -----    -------    -----
Net income (loss)................  $  354       0.3%   $  956       0.7%
                                   =======    =====    =======    =====



  SIX MONTHS ENDED JUNE 30, 1997 COMPARED TO SIX MONTHS ENDED JUNE 30, 1996



     REVENUES. Revenues increased $9.8 million, or 7.1%, from $137.2 million for the six months ended June 30, 1996 to $147.0 million for the six months ended June 30, 1997. New vehicle sales increased $3.0 million, or 3.8%, from $78.6 million for the six months ended June 30, 1996 to $81.6 million for the six months ending June 30, 1997. The increase is primarily attributable to successful marketing efforts and continued strong customer support of Lexus products partially offset by a decline in sales at the Toyota franchise, due to product availability limitations. Used vehicle sales increased $5.6 million, or 12.7%, from $44.2 million for the six months ended June 30, 1996 to $49.8 million for the six months ended June 30, 1997. This increase is primarily attributable to successful marketing efforts. Parts and service sales increased $1.3 million, or 11.8%, from $11.0 million for the six months ended June 30, 1996 to $12.3 million for the six months ended June 30, 1997. The increase is primarily attributable to growth in vehicle sales at the Lexus franchise, resulting in new parts and service customers. Other dealership revenues declined $0.1 million or 3.0% from $3.3 million for the six months ended June 30, 1996 to $3.2 million for the six months ended June 30, 1997. The decline is due primarily to a slight decline in the number of retail new and used vehicle sales. New vehicle revenues increased despite the decline in the number of units sold as higher cost Lexus franchise sales more than offset the reduced Toyota franchise sales.



     GROSS PROFIT. Gross profit increased $0.8 million, or 4.2%, from $18.9 million for the six months ended June 30, 1996 to $19.7 million for the six months ended June 30, 1997. The increase is due to increased sales offset by a decline in the gross margin from 13.8% for the six months ended June 30, 1996 to 13.4% for the six months ended June 30, 1997. The decline in gross margin is primarily due to reduced margins on used vehicle sales at the Toyota franchise as new sales management reduced the inventory level.



     SELLING, GENERAL AND ADMINISTRATIVE EXPENSE. Selling, general and administrative expenses increased $.5 million, or 2.9%, from $17.0 million for the six months ended June 30, 1996 to $17.5 million for the six months ended June 30, 1997. The increase is primarily attributable to variable incentive pay to employees which is related directly to the increase in the revenues. As a percentage of total revenues, selling, general and administrative expenses declined from 12.4% for the six months ended June 30, 1996 to 11.9% for the six months ended June 30, 1997.



     INTEREST EXPENSE, NET. Interest expense, net, decreased $1.0 million, or 66.7%, from $1.5 million for the six months ended June 30, 1996 to $0.5 million for the six months ended June 30, 1997. The decrease is attributable to increased manufacturer interest assistance and reduced inventory levels.


  YEAR ENDED DECEMBER 31, 1996 COMPARED TO YEAR ENDED DECEMBER 31, 1995


     REVENUES. Revenues increased by $69.6 million, or 31.8%, from $218.9 million for the year ended December 31, 1995 to $288.5 million for the year ended December 31, 1996. New vehicle sales increased $40.6 million, or 32.3%, from $125.8 million for the year ended December 31, 1995 to $166.4 million for the year ended December 31, 1996. The increase is primarily attributable to successful marketing efforts, continued strong customer support of Toyota and Lexus products, the installation of a new management team at the Lexus franchise in February 1996 and showroom expansions at both the Toyota and Lexus franchises in 1996. Used vehicle revenues increased $22.6 million, or 33.1%, from $68.3 million for the year ended December 31, 1995 to $90.9 million for the year ended December 31, 1996. This increase is attributable to successful marketing efforts and the expansion of used vehicle sales facilities at the Toyota franchise during 1996. Parts and service sales increased $5.1 million, or 26.3%, from $19.4 million for the year ended December 31, 1995, to $24.5 million for the year ended December 31, 1996. The increase is primarily attributable to the addition of a state-of-the-art collision service center at the Lexus franchise in late 1995 and increased vehicle sales. Other dealership revenues increased $1.5 million or 28.3% from $5.3 million for the year ended December 31, 1995 to $6.8 million for the year ended December 31, 1996. The increase is due primarily to an increase in the number of retail new and used vehicle sales.


     GROSS PROFIT. Gross profit increased by $8.8 million, or 29.1%, from $30.2 million for the year ended December 31, 1995 to $39.0 million for the year ended December 31, 1996. The increase is attributable to increased sales, net of a minor decline in gross margin from 13.8% for the year ended December 31, 1995 to 13.5% for the year ended December 31, 1996. The slight decline in gross margin is primarily due to an increase in new and used vehicle revenues as a percentage of total revenues.

     SELLING, GENERAL AND ADMINISTRATIVE EXPENSES. Selling, general and administrative expenses increased $7.3 million, or 26.3%, from $27.8 million for the year ended December 31, 1995 to $35.1 million for the year ended December 31, 1996. The increase is primarily attributable to variable incentive pay to employees and increased marketing expense, both of which are related to the increase in revenues. As a percentage of revenues, selling, general and administrative expenses decreased from 12.7% for the year ended December 31, 1995 to 12.1% for the year ended December 31, 1996 as fixed costs were spread over a larger pool of revenue.

     INTEREST EXPENSE, NET. Interest expense, net, decreased $0.5 million, or 15.6%, from $3.2 million for the year ended December 31, 1995 to $2.7 million for the year ended December 31, 1996. The decrease is attributable to an approximately 50 basis point decrease in the average floorplan interest rate as well as to improved inventory management.

  YEAR ENDED DECEMBER 31, 1995 COMPARED TO YEAR ENDED DECEMBER 31, 1994

     REVENUES. Revenues increased $41.6 million, or 23.5%, from $177.3 million for the year ended December 31, 1994 to $218.9 million for the year ended December 31, 1995. New vehicle sales increased $20.4 million, or 19.4%, from $105.4 million for the year ended December 31, 1994 to $125.8 million for the year ended December 31, 1995. The increase is primarily attributable to successful marketing efforts and continued strong customer support of Toyota products. Used vehicle sales increased $18.4 million, or 36.9%, from $49.9 million for the year ended December 31, 1994 to $68.3 million for the year ended December 31, 1995. This increase is primarily attributable to successful marketing efforts. Parts and service sales increased $1.5 million, or 8.4%, from $17.9 million for the year ended December 31, 1994 to $19.4 million for the year ended December 31, 1995. The increase is attributable to continued steady growth driven by increased vehicle sales. Other dealership revenues increased $1.2 million or 29.3% from $4.1 million for the year ended December 31, 1994 to $5.3 million for the year ended December 31, 1995. The increase is due primarily to an increase in the number of retail new and used vehicle sales.


     GROSS PROFIT. Gross profit increased $5.5 million, or 22.3% from $24.7 million for the year ended December 31, 1994 to $30.2 million for the year ended December 31, 1995. The increase is attributable to increased sales, net of a minor decline in gross margin from 14.0% for the year ended December 31, 1994 to 13.8% for the year ended December 31, 1995. The slight decline in gross margin is primarily due to an increase in used vehicle revenues as a percentage of total revenues.

     SELLING, GENERAL AND ADMINISTRATIVE EXPENSES. Selling, general and administrative expenses increased $5.3 million, or 23.6%, from $22.5 million for the year ended December 31, 1994 to $27.8 million for the year ended December 31, 1995. The increase is primarily attributable to variable incentive pay to employees and increased marketing expense, both of which are related to the increase in revenues. Selling, general and administrative expenses, as a percentage of revenues, remained constant at 12.7% for the year ended December 31, 1994 and for the year ended December 31, 1995.

     INTEREST EXPENSE, NET. Interest expense, net, increased $0.7 million, or 28.0%, from $2.5 million for the year ended December 31, 1994 to $3.2 million for the year ended December 31, 1995. The increase is attributable primarily to an approximately 170 basis point increase in the floorplan interest rate.

LIQUIDITY AND CAPITAL RESOURCES -- MCCALL GROUP

     The McCall Group's principal sources of liquidity are cash on hand, cash from operations and floor plan financing.

     The following table sets forth historical selected information from the McCall Group statements of cash flows:


                                                                         SIX MONTHS ENDED
                                            YEAR ENDED DECEMBER 31,          JUNE 30,
                                           --------------------------   ------------------
                                            1994      1995     1996       1996      1997
                                           -------   ------   -------   --------   -------
                                                           (IN THOUSANDS)  (UNAUDITED)
Net cash provided by (used in) operating
  activities.............................  $(1,499)  $2,576   $(5,416)  $ (9,900)  $(2,592)
Net cash used in investing activities....     (159)    (252)   (1,467)    (1,339)   (1,172)
Net cash provided by (used in) financing
  activities.............................     (342)     326       348        462        98
                                           -------   ------   -------   --------   -------
Net increase (decrease) in cash and cash
  equivalents............................  $(2,000)  $2,650   $(6,535)  $(10,777)  $(3,666)
                                           =======   ======   =======   ========   =======


  CASH FLOWS


     Total cash and cash equivalents at June 30, 1997, were $10.4 million.



     For the three years ended December 31, 1996, the McCall Group generated $0.8 million in cash flow from net income plus depreciation and amortization. Net cash flow from operating activities declined from $2.6 million for the year ended December 31, 1995 to $(5.4) million for the year ended December 31, 1996. The decline is due primarily to the usage of funds by the McCall Group to pay down floorplan notes payable and increase inventories. These funds plus other working capital were primarily invested in inventory to support the McCall Group's significant growth.

     For the six months ended June 30, 1997, the McCall Group generated net cash flow of $1.2 million from net income plus depreciation and amortization. Floor plan notes payable paydowns resulted in the net use of cash by operating activities.


     The change in net cash used in investing activities for the three years ended December 31, 1996, was primarily attributable to purchases of property and equipment for the Lexus franchise's new collision service center added in 1995 and showroom expansions at both franchises during 1996.


     The change in net cash used in investing activities for the six months ended June 30, 1997, was primarily attributable to purchases of property and equipment for the Toyota franchise's used vehicle showroom expansion.



     The change in net cash related to financing activities was primarily attributable to changes in long term debt and cash flows provided by payments on subscriptions receivable and issuance of common stock.


  FLOORPLAN FINANCING


     The McCall Group currently obtains floorplan financing for its vehicle inventory primarily through Toyota Motor Credit Corporation. As of June 30, 1997, the McCall Group had approximately $20.2 million of outstanding floorplan financing. The debt bears interest at rates ranging from prime plus 50 basis points to prime plus 150 basis points. Interest expense on floorplan notes payable, before manufacturer interest assistance, totaled approximately $2.4 million, $3.1 million and $2.5 million for the years ended December 31, 1994, 1995 and 1996, respectively. Manufacturer interest assistance, which is recorded as a reduction to interest expense, totaled approximately $82,000, $91,000 and $136,000 for the years ended December 31, 1994, 1995 and 1996, respectively.


  LEASES


     The McCall Group leases various real estate, facilities and equipment under operating lease agreements, including leases with related parties. In connection with the Acquisitions, the McCall Group intends to replace certain existing leases with leases that have terms of 30 years and will be cancellable at the Combined Company's option ten years from execution of the lease and at the end of each subsequent five year period. Such leases initially will have the same rent as the existing leases and will be subject to increases every five years based on the consumer price index. See "Certain Transactions -- Leases." Future minimum lease payments for existing operating leases are as follows: $2.3 million in 1997, $2.2 million in 1998, $2.1 million in 1999, $2.0 million in 2000 and $1.4 million in 2001.


  OTHER


     The McCall Group is required to buy certain retail loans from a third party lender if the loans become delinquent. These loans are due from individuals who have difficulty obtaining financing and may not have otherwise been able to secure other financing to purchase a vehicle. These loans carry an interest rate of prime plus approximately 9% and are secured by the vehicle sold to the individual. As of June 30, 1997, the aggregate balance of these loans was approximately $10.2 million. The McCall Group had charge-offs relating to these loans of $200,000, $232,000, and $539,000 for the years ending December 31, 1994, 1995 and 1996, respectively. The increase in charge-offs during 1996 and the additions to the reserve for guaranteed loan losses during 1996 are directly attributable to the increase in loans guaranteed by the McCall Group from 1994 through 1996. The McCall Group sold approximately $3.5 million, $4.5 million and $7.5 million of full recourse loans to the lender for the years ended December 31, 1994, 1995 and 1996, and had guaranteed loans outstanding of $7.4 million and $10.4 million at December 31, 1995 and 1996, respectively. Due to the increase in the number of loans outstanding during this three year period, the McCall Group experienced a larger number of charge-offs during 1996 than in prior years. The McCall Group's loan loss reserve has been determined based on historical charge-off experience, and has remained relatively flat as a percentage of guaranteed loans outstanding. Management has reviewed the status of these loans and, based on current facts and circumstances, does not believe the above described commitment will significantly impact the Combined Company's operations or liquidity.


     The McCall Group had working capital of $2.1 million as of December 31, 1996, excluding the reserve for finance, insurance and service contract chargebacks and the accumulated LIFO reserve. Historically, the McCall Group has funded its operations with internally generated cash flows and borrowings from lenders. While there can be no assurance, based on current facts and circumstances, management believes it has adequate cash flows and financing alternatives to fund its current operations.

RESULTS OF OPERATIONS -- SMITH GROUP

     This group consists of an Acura dealership in Houston, Texas, Honda, GMC, Oldsmobile, Mitsubishi, Lincoln, Mercury and Kia dealerships in Beaumont, Texas, a Nissan dealership in Richardson, Texas (a suburb of Dallas) and two Nissan dealerships, one Mitsubishi dealership and one Suzuki dealership in Austin, Texas. The Smith family has been in the automotive retailing business since 1917.

     The following table sets forth certain historical selected financial data and data as a percentage of revenues for the Smith Group for the periods indicated:

                                                    YEAR ENDED DECEMBER 31,
                                 --------------------------------------------------------------
                                        1994                  1995                  1996
                                 ------------------    ------------------    ------------------
                                  AMOUNT    PERCENT     AMOUNT    PERCENT     AMOUNT    PERCENT
                                 --------   -------    --------   -------    --------   -------
                                                     (DOLLARS IN THOUSANDS)
Revenues:
 New vehicle sales.............  $136,917      63.1%   $132,150      59.7%   $124,174      56.9%
 Used vehicle sales............    49,549      22.8      57,363      25.9      60,579      27.8
 Parts and service sales.......    25,502      11.7      26,238      11.9      28,631      13.1
 Other dealership revenue,
   net.........................     5,109       2.4       5,507       2.5       4,895       2.2
                                 --------    ------    --------    ------    --------    ------
   Total revenues..............   217,077     100.0     221,258     100.0     218,279     100.0
Cost of sales..................   189,920      87.5     192,665      87.1     189,169      86.7
                                 --------    ------    --------    ------    --------    ------
Gross profit...................    27,157      12.5      28,593      12.9      29,110      13.3
Selling, general and
 administrative expenses.......    21,727      10.0      22,824      10.3      23,711      10.8
                                 --------    ------    --------    ------    --------    ------
Income from operations.........     5,430       2.5       5,769       2.6       5,399       2.5
Other income and expense:
 Interest expense, net.........    (2,147)     (1.0)     (2,956)     (1.3)     (1,710)     (0.8)
 Other income (expense), net...       (29)       --         202       0.1         223       0.1
                                 --------    ------    --------    ------    --------    ------
Income before income taxes.....     3,254       1.5       3,015       1.4       3,912       1.8
Provision for income taxes.....       455       0.2         562       0.3         678       0.3
                                 --------    ------    --------    ------    --------    ------
Net income.....................  $  2,799       1.3%   $  2,453       1.1%   $  3,234       1.5%
                                 ========    ======    ========    ======    ========    ======

                                        SIX MONTHS ENDED JUNE 30,
                                 ---------------------------------------
                                        1996                 1997
                                 ------------------   ------------------
                                  AMOUNT    PERCENT    AMOUNT    PERCENT
                                 --------   -------   --------   -------
                                         (DOLLARS IN THOUSANDS)
Revenues:
 New vehicle sales.............  $ 59,437     54.9%   $ 75,203     59.0%
 Used vehicle sales............    32,073     29.7      35,153     27.6
 Parts and service sales.......    14,045     13.0      14,082     11.0
 Other dealership revenue,
   net.........................     2,618      2.4       3,021      2.4
                                 --------    -----    --------    -----
   Total revenues..............   108,173    100.0     127,459    100.0
Cost of sales..................    93,830     86.7     109,914     86.2
                                 --------    -----    --------    -----
Gross profit...................    14,343     13.3      17,545     13.8
Selling, general and
 administrative expenses.......    11,575     10.7      13,846     10.9
                                 --------    -----    --------    -----
Income from operations.........     2,768      2.6       3,699      2.9
Other income and expense:
 Interest expense, net.........      (825)    (0.8)       (941)    (0.8)
 Other income (expense), net...        18       --         (19)      --
                                 --------    -----    --------    -----
Income before income taxes.....     1,961      1.8       2,739      2.1
Provision for income taxes.....       322      0.3         531      0.4
                                 --------    -----    --------    -----
Net income.....................  $  1,639      1.5%   $  2,208      1.7%
                                 ========    =====    ========    =====



  SIX MONTHS ENDED JUNE 30, 1997 COMPARED TO SIX MONTHS ENDED JUNE 30, 1996



     REVENUES. Revenues increased $19.3 million, or 17.8%, from $108.2 million for the six months ended June 30, 1996 to $127.5 million for the six months ended June 30, 1997. New vehicle sales increased $15.8 million, or 26.6%, from $59.4 million for the six months ended June 30, 1996 to $75.2 million for the six months ended June 30, 1997. The increase is primarily attributable to the addition of the new Nissan franchise during 1996 located just north of Austin, Texas. Additionally, sales at the Smith Group's Nissan franchises were positively impacted by manufacturer incentive programs. Used vehicle sales increased $3.1 million, or 9.7%, from $32.1 million for the six months ended June 30, 1996 to $35.2 million for the six months ended June 30, 1997. The increase is due primarily to the addition of the new Nissan franchise during 1996, offset by declines at other franchises in the Smith Group. The declines were caused in large part by the strong new vehicle sales capturing many used vehicle customers. Parts and service sales increased $0.1 million, or 0.7%, from $14.0 million for the six months ended June 30, 1996 to $14.1 million for the six months ended June 30, 1997. The increase is primarily attributable to the addition of the new Nissan franchise during 1996, while the other franchises declined slightly from year to year. Other dealership revenue increased $0.4 million or 15.4% from $2.6 million for the six months ended June 30, 1996 to $3.0 million for the six months ended June 30, 1997. The increase is due primarily to an increase in the number of retail new and used vehicle sales.



     GROSS PROFIT. Gross profit increased $3.2 million, or 22.4%, from $14.3 million for the six months ended June 30, 1996 to $17.5 million for the six months ended March 31, 1997. The increase is attributable to increased sales and an increase in the gross margin from 13.3% for the six months ended June 30, 1996 to 13.8% for the six months ended June 30, 1997. The gross margin was favorably impacted by manufacturer incentive programs which increased new vehicle gross margins.



     SELLING, GENERAL AND ADMINISTRATIVE EXPENSES. Selling general and administrative expenses increased $2.2 million, or 19.0%, from $11.6 million for the six months ended June 30, 1996 to $13.8 million for the six months ended June 30, 1997. The increase is primarily attributable to variable incentive pay to employees and expenses relating to the new Nissan franchise opened in 1996. As a percentage of revenues, selling, general and administrative expenses increased slightly from 10.7% for the six months ended June 30, 1996 to 10.9% for the six months ended June 30, 1997.



     INTEREST EXPENSE, NET. Interest expense, net, increased $0.1 million or 12.5% from $0.8 million for the six months ended June 30, 1996 to $0.9 million for the six months ended June 30, 1997. The increase is primarily due to the addition of the new Nissan franchise opened in 1996.


  YEAR ENDED DECEMBER 31, 1996 COMPARED TO YEAR ENDED DECEMBER 31, 1995


     REVENUES. Revenues decreased $3.0 million, or 1.4%, from $221.3 million for the year ended December 31, 1995 to $218.3 million for the year ended December 31, 1996. New vehicle sales decreased $8.0 million, or 6.1%, from $132.2 million for the year ended December 31, 1995 to $124.2 million for the year ended December 31, 1996. The decrease is primarily attributable to reduced unit sales at the Smith Group's Dallas Nissan franchise. The sales were impacted by changes in the franchise's market place and consumer preferences in the region. The decline was partially offset by revenues generated by a new Nissan franchise located just north of Austin, Texas, opened in late 1996. Used vehicle sales increased $3.2 million, or 5.6%, from $57.4 million for the year ended December 31, 1995 to $60.6 million for the year ended December 31, 1996. The increase is primarily attributable to increased focus on used vehicle sales by the Dallas Nissan franchise in response to changes in its new vehicle market conditions. Parts and service sales increased $2.4 million, or 9.2%, from $26.2 million for the year ended December 31, 1995 to $28.6 million for the year ended December 31, 1996. Other dealership revenues decreased $0.6 million or 10.9% from $5.5 million for the year ended December 31, 1995 to $4.9 million for the year ended December 31, 1996. The decrease is due primarily to a decline in the number of retail new vehicle sales, partially offset by an increase in the number of retail used vehicle sales.


     GROSS PROFIT. Gross profit increased by $0.5 million, or 1.8%, from $28.6 million for the year ended December 31, 1995 to $29.1 million for the year ended December 31, 1996. Gross profit increased, despite decreased sales, due to a higher gross margin. The gross margin increased as higher margin parts and service sales increased and became a greater percentage of total revenues. Gross margin increased from 12.9% for the year ended December 31, 1995 to 13.3% for the year December 31, 1996.

     SELLING, GENERAL AND ADMINISTRATIVE EXPENSES. Selling, general and administrative expenses increased by $0.9 million, or 3.9%, from $22.8 million for the year ended December 31, 1995 to $23.7 million for the year ended December 31, 1996. The increase is primarily attributable to marketing expenses relating to the opening of the Smith Group's new Nissan franchise in Austin, Texas. As a percentage of total revenues, selling, general and administrative expenses increased from 10.3% for the year ended December 31, 1995 to 10.8% for the year ended December 31, 1996.

     INTEREST EXPENSE, NET. Interest expense, net, decreased by $1.3 million, or 43.3%, from $3.0 million for the year ended December 31, 1995 to $1.7 million for the year ended December 31, 1996. The decrease is attributable to an approximately 50 basis point decrease in the average floorplan interest rate, increased floorplan assistance payments from the Manufacturers and reduced average floorplan levels.

  YEAR ENDED DECEMBER 31, 1995 COMPARED TO YEAR ENDED DECEMBER 31, 1994


     REVENUES. Revenues increased $4.2 million, or 1.9%, from $217.1 million for the year ended December 31, 1994 to $221.3 million for the year ended December 31, 1995. New vehicle sales decreased $4.7 million or 3.4% from $136.9 million for the year ended December 31, 1994 to $132.2 million for the year ended December 31, 1995. The decline is primarily due to a reduced level of customer support of the Smith Group's products. Used vehicle sales increased $7.9 million, or 16.0%, from $49.5 million for the year ended December 31, 1994 to $57.4 million for the year ended December 31, 1995. The increase is primarily attributable to increased focus on used vehicle sales in response to changes in the Smith Group's new vehicle market conditions. Parts and service sales increased $0.7 million, or 2.7%, from $25.5 million for the year ended December 31, 1994 to $26.2 million for the year ended December 31, 1995. The growth is primarily attributable to continued steady growth driven by overall increased vehicle sales. Other dealership revenues increased $0.4 million or 7.8% from $5.1 million for the year ended December 31, 1994 to $5.5 million for the year ended December 31, 1995. The increase is due primarily to an increase in the number of retail used vehicle sales, partially offset by a decline in the number of retail new vehicle sales.


     GROSS PROFIT. Gross profit increased $1.4 million, or 5.1%, from $27.2 million for the year ended December 31, 1994 to $28.6 million for the year ended December 31, 1995. The increase is attributable to increased revenues and improved gross margin, as higher margin parts and service sales increased and became a greater percentage of total revenues. Gross margin increased from 12.5% for the year ended December 31, 1994 to 12.9% for the year ended December 31, 1995.

     SELLING, GENERAL AND ADMINISTRATIVE EXPENSES. Selling, general and administrative expenses increased $1.1 million, or 5.1% from $21.7 million for the year ended December 31, 1994 to $22.8 million for the year ended December 31, 1995. As a percentage of revenues, selling, general and administrative expenses increased from 10.0% for the year ended December 31, 1994 to 10.3% for the year ended December 31, 1995.

     INTEREST EXPENSE, NET. Interest expense, net, increased $0.9 million, or 42.9%, from $2.1 million for the year ended December 31, 1994 to $3.0 million for the year ended December 31, 1995. The increase is primarily attributable to an approximately 170 basis point increase in the average floorplan interest rate.

LIQUIDITY AND CAPITAL RESOURCES -- SMITH GROUP

     The Smith Group's principal sources of liquidity are cash on hand, cash from operations and floor plan financing.

     The following table sets forth selected information from the Smith Group statements of cash flows:


                                                                   SIX MONTHS ENDED
                                        YEAR ENDED DECEMBER 31,        JUNE 30,
                                        ------------------------   -----------------
                                         1994     1995     1996     1996      1997
                                        ------   ------   ------   -------   -------
                                                       (IN THOUSANDS) (UNAUDITED)
Net cash provided by operating
  activities..........................  $1,170   $4,975   $4,534   $ 2,355   $ 2,089
Net cash used in investing
  activities..........................    (218)    (700)    (858)     (298)     (360)
Net cash used in financing
  activities..........................    (905)  (2,081)  (2,343)   (1,382)   (1,413)
                                        ------   ------   ------   -------   -------
Net increase in cash and cash
  equivalents.........................  $   47   $2,194   $1,333   $   675   $   316
                                        ======   ======   ======   =======   =======


  CASH FLOWS


     Total cash and cash equivalents at June 30, 1997, were $9.4 million.

     For the three year period ended December 31, 1996, the Smith Group generated $10.7 million in net cash from operating activities, primarily from net income plus depreciation and amortization.


     Net cash from operating activities decreased from $2.4 million for the six months ended June 30, 1996 to $2.1 million for the six months ended June 30, 1997, as cash generated by increased net income for the six months ended June 30, 1997 of $0.6 million and changes in inventories and floorplan financing were offset by changes in accounts payable and accrued liabilities and accounts receivable.


     The change in net cash used in investing activities was primarily attributable to purchases of property and equipment relating to the new Nissan franchise in Austin, Texas and various facility improvements and computer equipment purchases at the other Smith Group franchises.

     The change in net cash used in financing activities was primarily attributable to net borrowings and repayments of debt and distributions to the stockholders.

  FLOORPLAN FINANCING


     The Smith Group currently obtains floorplan financing for its vehicle inventory through Ford Motor Credit Company, NationsBank and Nissan Motor Acceptance Corporation. As of June 30, 1997, the Smith Group had approximately $33.5 million of floorplan indebtedness outstanding. The debt bears interest at rates ranging from prime to prime plus 175 basis points for new and used vehicles. Interest expense on floorplan notes payable, before manufacturer interest assistance, totaled approximately $2.2 million, $3.2 million and $2.5 million for the years ended December 31, 1994, 1995 and 1996, respectively. Manufacturer interest assistance, which is recorded as a reduction to interest expense, totaled approximately $0.7 million, $0.8 million and $1.1 million for the years ended December 31, 1994, 1995 and 1996, respectively. Payments on the notes are due when the related vehicles are sold and are collateralized by substantially all new and used vehicles.


  LEASES


     The Smith Group leases various facilities and equipment under operating lease agreements, including leases with related parties. Certain of these leases are noncancelable and expire on various dates through August 2013. These lease agreements are subject to renewal under essentially the same terms and conditions as the original leases. In connection with the Acquisitions, the Smith Group intends to replace certain existing leases with leases that will have terms of 30 years and will be cancellable at the Combined Company's option ten years from execution of the lease and at the end of each subsequent five year period. Such leases initially will have the same rent as the existing leases and will be subject to increases every five years based on a percentage of the consumer price index. See "Certain Transactions -- Leases". Future minimum lease payments for existing operating leases are as follows: $1.4 million in 1997, $1.4 million in 1998, $1.4 million in 1999, $1.0 million in 2000 and $0.8 million in 2001.


  OTHER

     The Smith Group had working capital of $8.1 million as of December 31, 1996, adjusted for the accumulated LIFO reserves. Historically, the Smith Group has funded its operations with internally generated cash flow and borrowings from lenders. While there can be no assurance, based on current facts and circumstances, management believes it has adequate cash flows and financing alternatives to fund its current operations.

CYCLICALITY


     The Combined Company's operations, like the automotive retailing industry in general can be impacted by a number of factors relating to general economic conditions, including the consumer business cycles, consumer confidence, economic conditions, availability of consumer credit and interest rates. Although the above factors, among others, can impact the Combined Company's business, the Combined Company believes the impact on its operations of future negative trends in such factors will be somewhat mitigated by its (i) strong parts, service and collision repair services, (ii) variable cost salary structure, (iii) geographic diversity, and
(iv) product diversity.

SEASONALITY


     The Combined Company's operations are subject to seasonal variations, with the second and third quarters generally contributing more operating profit than the first and fourth quarters. This seasonality is driven by three primary forces: (i) Manufacturer-related factors, primarily the historical timing of major manufacturer incentive programs and model changeovers, (ii) weather-related factors, which primarily affect parts and service and (iii) consumer buying patterns.


EFFECTS OF INFLATION


     Due to the relatively low levels of inflation experienced in fiscal 1994, 1995 and 1996 and the six months of 1997, inflation did not have a significant effect on the results of the combined Founding Groups during those periods.


FORWARD-LOOKING STATEMENTS


     Certain statements contained herein are not based on historical facts, but are forward-looking statements that are based upon numerous assumptions about future conditions that could prove not to be accurate. Such forward-looking statements include, without limitation, the statements regarding the trends in the industry set forth in the Prospectus Summary and under the caption "Management's Discussion and Analysis of Financial Condition and Results of Operations" regarding the Combined Company's anticipated future financial results and position. Although the Combined Company believes that the expectations reflected in such forward-looking statements are reasonable, it can give no assurance that such expectations will prove to have been correct. Important factors that could cause actual results to differ materially from the Combined Company's expectations are disclosed in this Prospectus, including but not limited to the matters described in "Risk Factors".

                                    BUSINESS
GENERAL

     OVERVIEW


     The Combined Company was founded to become a leading operator and consolidator in the highly fragmented automotive retailing industry. The Combined Company owns 30 automobile dealerships and related businesses located in Texas and Oklahoma, and sells new and used cars and light trucks, provides maintenance and repair services, sells replacement parts and provides related financing, insurance and extended service contracts. The Combined Company represents 21 American and Asian brands including Acura, Chevrolet, Chrysler, Dodge, Eagle, GMC, Honda, Infiniti, Isuzu, Kia, Lexus, Lincoln, Mazda, Mercury, Mitsubishi, Nissan, Oldsmobile, Plymouth, Pontiac, Suzuki and Toyota. The Combined Company's dealerships include the second-largest Toyota dealership in the United States as measured by 1996 new retail unit sales and one of the largest dealership groups in Oklahoma. The Combined Company is experiencing significant momentum in its financial results. From 1994 to 1996, the Combined Company's revenues increased by $172.1 million, or 26.4%, to $824.8 million from $652.7 million. During this period, gross profit increased $27.0 million, or 32.1%, to $111.0 million from $84.0 million, or to 13.5% from 12.9% of revenues.



     The principals of the Founding Groups have over 90 years of combined experience in the automotive retailing industry with family ownership dating back as far as 1917. In addition, they have been recognized as leaders in the automotive retailing industry, serving at various times in leadership positions in state and national industry organizations. The Combined Company's dealerships have also received numerous awards based on various performance measures. The principals of the Founding Groups will continue to manage their businesses and play a significant role in the Combined Company's operating and acquisition strategies.



     The Combined Company believes that its structural, managerial and operational strengths include (i) brand and geographic diversity; (ii) the ability to capitalize on regional economies of scale; (iii) cost savings derived from nationally centralized financing and administrative functions; (iv) the experience of the Combined Company's senior management in consolidating and successfully operating in highly fragmented industries; (v) the reputations, experience and performance of the Combined Company's management and principals as leaders in the automotive retailing industry; (vi) the established customer base and local name recognition of the Combined Company's dealerships; (vii) the Combined Company's proven ability to source high quality used vehicles cost-effectively through trade-ins and off-lease programs; and (viii) access to equity incentives to attract and retain high quality management.



     The Combined Company will pursue a growth strategy led by a management team with extensive experience in consolidation and the management of growth companies. B.B. Hollingsworth, Jr., Chairman of the Board, President and Chief Executive Officer of the Combined Company, has experience not only in the automotive retailing industry, but also in consolidating a major national industry, having served in various senior management capacities, including President, of Service Corporation International during its early growth period as the world's leading consolidator of the funeral industry. In addition, John
T. Turner, Senior Vice President -- Corporate Development, has led the acquisition efforts of several companies involved in industry consolidations.

     FOUNDING GROUPS

     The following table sets forth revenues for each of the Founding Groups for the periods indicated:

                                              YEAR ENDED DECEMBER 31,
                       ---------------------------------------------------------------------
                               1994                    1995                    1996
                       ---------------------   ---------------------   ---------------------
                       REVENUES   PERCENTAGE   REVENUES   PERCENTAGE   REVENUES   PERCENTAGE
                       --------   ----------   --------   ----------   --------   ----------
                                              (DOLLARS IN THOUSANDS)
Howard Group.........  $227,259      34.8%     $254,003      34.9%     $282,016      34.2%
McCall Group.........   177,320      27.2       218,888      30.0       288,542      34.9
Smith Group..........   217,077      33.3       221,258      30.4       218,279      26.5
Kingwood Group.......    31,036       4.7        34,459       4.7        35,949       4.4
                       --------     -----      --------     -----      --------     -----
        Total........  $652,692     100.0%     $728,608     100.0%     $824,786     100.0%
                       ========     =====      ========     =====      ========     =====

                                 SIX MONTHS ENDED JUNE 30,
                       ---------------------------------------------
                               1996                    1997
                       ---------------------   ---------------------
                       REVENUES   PERCENTAGE   REVENUES   PERCENTAGE
                       --------   ----------   --------   ----------
                                  (DOLLARS IN THOUSANDS)
Howard Group.........  $140,650      34.8%     $154,045      34.3%
McCall Group.........   137,216      34.0       146,953      32.7
Smith Group..........   108,173      26.8       127,459      28.3
Kingwood Group.......    17,912       4.4        21,244       4.7
                       --------     -----      --------     -----
        Total........  $403,951     100.0%     $449,701     100.0%
                       ========     =====      ========     =====


     The following table sets forth retail unit sales for new vehicles for each of the Founding Groups for the periods indicated:

                                                 YEAR ENDED DECEMBER 31,
                       ---------------------------------------------------------------------------
                                1994                      1995                      1996
                       -----------------------   -----------------------   -----------------------
                       UNITS SOLD   PERCENTAGE   UNITS SOLD   PERCENTAGE   UNITS SOLD   PERCENTAGE
                       ----------   ----------   ----------   ----------   ----------   ----------
Howard Group.........     7,381        38.1%        7,782        38.2%        8,181        38.3%
McCall Group.........     4,239        21.9         5,030        24.7         6,458        30.2
Smith Group..........     7,023        36.3         6,815        33.5         5,983        28.0
Kingwood Group.......       718         3.7           730         3.6           756         3.5
                         ------       -----        ------       -----        ------       -----
Total................    19,361       100.0%       20,357       100.0%       21,378       100.0%
                         ======       =====        ======       =====        ======       =====

                                   SIX MONTHS ENDED JUNE 30,
                       -------------------------------------------------
                                1996                      1997
                       -----------------------   -----------------------
                       UNITS SOLD   PERCENTAGE   UNITS SOLD   PERCENTAGE
                       ----------   ----------   ----------   ----------
Howard Group.........     4,148        39.9%        4,093        35.2%
McCall Group.........     3,072        29.6         3,037        26.1
Smith Group..........     2,810        27.0         3,972        34.2
Kingwood Group.......       361         3.5           523         4.5
                         ------       -----        ------       -----
Total................    10,391       100.0%       11,625       100.0%
                         ======       =====        ======       =====



     THE HOWARD GROUP. The Howard Group is one of the largest dealership groups in Oklahoma, consisting of Acura, Chevrolet, Chrysler, Dodge, Eagle, GMC, Honda, Isuzu, Jeep, Mazda, Plymouth, Pontiac and Toyota dealerships located in Oklahoma City. Additionally, the Howard Group expects to enter into an agreement to purchase a Chevrolet dealership in Tulsa, Oklahoma for the assumption of its liabilities. Robert E. Howard II, the principal owner, has been involved in the automotive retailing industry for over 28 years.



     MCCALL GROUP. The McCall Group consists of the second largest Toyota dealership in the United States, as ranked by 1996 new retail unit sales, and one Lexus dealership, both located in Houston, Texas. Mr. McCall, the principal owner, has been involved in the automotive retailing industry for more than 27 years, having been granted the first stand-alone exclusive Toyota dealership in Houston, Texas.


     SMITH GROUP. The Smith Group consists of one Acura dealership in Houston, Texas, Honda, GMC, Oldsmobile, Mitsubishi, Lincoln, Mercury and Kia dealerships in Beaumont, Texas, a Nissan dealership in Richardson, Texas (a suburb of Dallas) and two Nissan dealerships, one Mitsubishi dealership and one Suzuki dealership in the Austin, Texas area. The Smith family has been in the automotive retailing business since 1917.


     KINGWOOD GROUP. The Kingwood Group consists of one Honda and one Isuzu dealership in Kingwood, Texas, a suburb of Houston. The Honda dealership was established in 1989 and the Isuzu dealership was established in 1996. Mr. Hollingsworth and John H. Duncan, a director of the Combined Company, own interests in these dealerships.


ACQUISITIONS AND MANUFACTURER AWARDED DEALERSHIP


     The Founding Groups have a history of successfully acquiring and integrating dealerships. Since 1994 the Founding Groups have acquired four dealerships and were awarded one new franchise by a Manufacturer. For the year ended December 31, 1996, these dealerships represented $63.8 million in total revenues, two of which had only part year revenues in 1996. The Howard Group acquired a Honda and an Acura dealership in 1994 and a Dodge dealership in 1996; all of which are located in Oklahoma City. Additionally, the Howard Group expects to enter into an agreement to purchase a Chevrolet dealership in Tulsa, Oklahoma for the assumption of its liabilities. The Smith Group was awarded a new Nissan franchise in Austin, Texas in December 1996. The Kingwood Group acquired an Isuzu dealership in Houston, Texas in late 1996.


INDUSTRY OVERVIEW


     With more than $600 billion in 1996 sales, automotive retailing is the largest retail trade sector in the United States. The industry is highly fragmented and largely privately held with approximately 22,000 automobile dealerships representing more than 53,000 franchises. In 1996, U.S. franchised automobile dealers sold 15.1 million new vehicles and 19.2 million used vehicles for sales of approximately $328.4 billion and $171.8 billion, respectively. It is estimated that sales by franchised automobile dealers account for one-fifth of the nation's total retail sales of all products and merchandise. Since 1992, new vehicle revenues have grown at a 10.5% compound annual rate. Over the same period, used vehicle revenues have grown at a 14.6% compound annual rate. Slower unit volume growth over this time period has been offset by the rising prices associated with new vehicles and, on average, the higher prices paid for later model high quality used vehicles which now comprise a significant part of the used vehicle market. Automobile sales are affected by many factors, including rates of employment, income growth, interest rates, weather patterns and other national and local economic conditions, automotive innovations and general consumer sentiment. See "Risk Factors -- Cyclicality" and "Risk
Factors -- Seasonality".



     The following table sets forth new and used vehicle sales by franchised automobile dealers in the United States for each of the five years ended December 31, 1996. New vehicles can only be sold at retail by franchised dealerships. The following table excludes sales of used vehicles by nonfranchised dealerships and casual sales by individuals. Nonfranchised dealerships and individuals had aggregate sales of $117.3, $133.2, $173.8, $181.3 and $172.4 billion, respectively, for each of the five years ended December 31, 1996.



                                         UNITED STATES FRANCHISED DEALERS' VEHICLE SALES
                                         -----------------------------------------------
                                          1992      1993      1994      1995      1996
                                         -------   -------   -------   -------   -------
                                            (UNITS IN MILLIONS; DOLLARS IN BILLIONS)
New vehicle unit sales.................     12.9      13.9      15.1      14.8      15.1
New vehicle sales......................   $220.6    $253.0    $289.9    $302.7    $328.4
Used vehicle unit sales................     15.1      16.3      17.8      18.5      19.2
Used vehicle sales.....................   $ 99.5    $115.0    $138.6    $157.0    $171.8
Total vehicle sales....................   $320.1    $368.0    $428.5    $459.7    $500.2
Annual growth in total vehicle sales...       --%     15.0%     16.5%      7.3%      8.8%



     Manufacturers originally established franchised dealer networks for the distribution of their vehicles as single-dealership, single-owner operations. In return for distribution rights within specified territories, Manufacturers exerted significant influence over such matters as a dealer's location, inventory size and composition and merchandising programs, as well as the identity of owners and managers. This strict control contributed to the proliferation of small dealerships, which at their peak in the late 1940s numbered in excess of 46,000. Several Manufacturers went out of business in the 1950s, and the number of dealerships decreased to 36,000 by 1960.


     Significant industry changes took place in the 1970s when fuel shortages forced dramatic increases in gasoline prices and foreign Manufacturers increased their penetration of the U.S. market with fuel-efficient, low-cost vehicles. As a result of these competitive pressures, dealers were able to negotiate significant changes in the traditional distribution system with Manufacturers. Dealers began to add foreign franchises and the phenomenon of the multi-franchise automobile dealer, or megadealer, emerged, prompting the significant acquisition and consolidation activities of the 1980s. The easing of restrictions against megadealers, competitive pressures upon undercapitalized dealerships and the aging of dealership owners has led to further consolidation of the industry. Since 1960, the number of dealerships has declined 39% to the current 22,000 level.

     As the industry has evolved, so has the dealership profile. Over the past three decades, there has been a trend toward fewer, but larger, dealerships. In 1996, each of the largest 100 dealer groups had more than $200 million in revenues. Although significant consolidation has taken place since its inception, the industry today remains highly fragmented, with the largest 100 dealer groups generating less than 10% of total sales revenues and controlling approximately 5% of all franchised dealerships. The Combined Company believes that these factors, together with increasing capital requirements for operating automobile dealerships, lack of a viable exit strategy (especially for larger dealerships) and the aging of dealership owners provide an attractive environment for consolidation opportunities.



     As with retailers generally, automobile dealership profitability varies widely and depends in part on the effective management of inventory, marketing, quality control and responsiveness to customers. Since 1991, retail automobile dealerships in the United States have earned on average between 12.9% and 14.1% total gross margin on sales with smaller dealerships generally realizing a higher gross margin than larger dealerships. New vehicle sales were the smallest proportionate contributors to dealers' gross profits during this period, most recently earning an average gross margin of 6.5% in 1996. Used vehicles provided higher gross margins than new vehicles during this period, with an average used vehicle gross margin of 11.0% in 1996. Dealerships also offer a range of other services and products, including repair and warranty work, replacement parts, extended service contracts, financing and credit insurance.


BUSINESS STRATEGY


     The Combined Company plans to achieve its goal of becoming a leading consolidator, while maintaining its high operating standards in the automotive retailing industry, by (i) emphasizing growth through acquisitions and (ii) implementing an operating strategy that focuses on decentralized dealership operations, nationally centralized administrative functions, the expansion of higher margin businesses, a commitment to customer service and the implementation of new technology initiatives. By complementing the Combined Company's industry leaders, management talent and proven operating capabilities with its corporate management team which is experienced in achieving and managing long-term growth in a consolidation environment, the Combined Company believes that it is in a strong position to execute this strategy.


     GROWTH THROUGH ACQUISITIONS


     The Combined Company intends to implement an aggressive, yet disciplined, acquisition program by pursuing (i) large, profitable and well managed "platform" acquisitions in large metropolitan and high-growth suburban geographic markets that the Combined Company does not currently serve and (ii) smaller "add-on" acquisitions that will allow the Combined Company to increase brand diversity, capitalize on regional economies of scale and offer a greater breadth of products and services in each of the markets in which it operates. In this regard, the Combined Company is currently negotiating for a $100 million credit facility with a major bank of which a portion will be used, in combination with the Combined Company's common stock, for acquisitions. See "Risk Factors -- Dependence on Acquisitions for Growth; Manufacturers' Restrictions on Acquisitions" for a discussion of Manufacturers' restrictions on acquisitions of franchised dealerships.



     ENTERING NEW GEOGRAPHIC MARKETS. The Combined Company intends to expand into geographic markets it does not currently serve by acquiring large, profitable and well established megadealers that, like the Founding Groups, are leaders in their regional markets. The Combined Company will target new platform megadealers having superior operational and financial management personnel which the Combined Company will seek to retain. The Combined Company believes that retaining existing high quality management will enable acquired megadealers to continue to operate effectively with management personnel who understand the local market while allowing the Combined Company to source future acquisitions more effectively and expand its operations without having to employ and train untested new personnel. Moreover, the Combined Company believes that it is well positioned to pursue larger, well established acquisition candidates as a result of its depth of management, the Combined Company's capital structure and the reputation of the principals of the Founding Groups as leaders in the automotive retailing industry.


     EXPANDING WITHIN EXISTING MARKETS. The Combined Company plans to acquire additional dealerships in each of the markets in which it operates, including acquisitions that increase the brands, products or services offered in that market. The Combined Company believes that these acquisitions will facilitate operating efficiencies and cost savings on a regional level in areas such as facility and personnel utilization, vendor consolidation and advertising.


     OPERATING STRATEGY


     The Combined Company intends to implement an operations strategy that focuses on decentralized dealership operations, nationally centralized administrative functions, expansion of higher margin businesses, commitment to customer service and new technology initiatives.



     The Combined Company has formed an operations committee comprised of the chief operating officers of the Founding Groups and the general managers of the dealerships in order to identify and share best practices. The Combined Company intends to incorporate the key officers and management of future acquisitions into this operations committee. The Combined Company believes that this operations committee will promote the widespread application of the Combined Company's broad strategic initiatives, facilitate the integration of the Founding Groups and future acquisitions and improve operating efficiency and overall customer satisfaction.



     DECENTRALIZED DEALERSHIP OPERATIONS. The Combined Company believes that decentralizing its dealership operations on a regional, or platform, basis will enable it to provide superior customer service and a focused, market-specific responsiveness to sales, service, marketing and inventory control. Local presence and an in-depth knowledge of customers' needs and preferences are important in generating internally-driven market share growth. By coordinating certain operations on a platform basis, the Combined Company believes that it will achieve cost savings in such areas as vendor consolidation, facility and personnel utilization and advertising. In addition, the Combined Company believes that significant cost savings will be achieved by consolidating certain administrative functions on a regional basis that would not be efficient on a national basis such as accounting, information systems, title work, credit and collection. The Combined Company intends to create incentives for entrepreneurial management teams and sales forces at the regional level through the use of stock options and/or cash bonus programs.



     NATIONALLY CENTRALIZED ADMINISTRATIVE FUNCTIONS. The consolidation of purchasing power on a centralized basis in the area of financing should result in significant additional cost savings. For example, in anticipation of the Offering, several floorplan lenders have reduced the interest rate on certain floorplan financing. The current reductions range between 25 and 225 basis points. The Combined Company is continuing to negotiate with certain other lenders and expects additional rate reductions will result from the Combined Company's enhanced credit quality. In addition, the Combined Company expects that significant cost savings can be achieved through the consolidation of administrative functions such as risk management, employee benefits and employee training on a centralized basis. For example, the Combined Company is working with a national insurance firm to develop an overall risk management strategy to protect the Company's assets. By utilizing the Combined Company's purchasing power, financial strength and providing the insurance underwriters a diversified risk pool the Combined Company has negotiated insurance coverage that is expected to result in annual cost savings of approximately 25 to 30 percent.



     EXPAND HIGHER MARGIN ACTIVITIES. The Combined Company is focused on expanding its higher margin businesses such as used vehicle retail sales, service and parts and finance and insurance. While each of the Combined Company's platforms will be able to operate independently in a manner consistent with its specific market's characteristics, each platform will pursue an integrated strategy to grow each of these higher margin businesses to enhance profitability and stimulate internal growth. With a competitive advantage in sourcing, the ability to provide manufacturer-backed extended service contracts, and attractive lease financing, new vehicle franchises are especially well positioned to capitalize on industry growth in used vehicle sales. In addition, each of the Combined Company's dealerships offers an integrated service and parts department, which provides an important source of recurring higher margin revenues. The Combined Company also has the opportunity on each new or used vehicle sold to generate incremental revenues from the sale of extended service contracts, credit insurance policies and finance and lease contracts. Each of these business areas will be a focus of internal growth.



     COMMITMENT TO CUSTOMER SERVICE. The Combined Company is focused on providing a high level of customer service to meet the needs of an increasingly sophisticated and demanding automotive consumer. The Combined Company strives to cultivate lasting relationships with its customers, which it believes enhances the opportunity for significant repeat and referral business. For example, the Combined Company regards its service and repair activities as an integral part of its overall approach to customer service, providing an opportunity to foster ongoing relationships with the Combined Company's customers and deepen customer loyalty. The Combined Company's dealerships continuously review their selling processes in their effort to satisfy their customers.


DEALERSHIP OPERATIONS


     The Combined Company has established a management structure that promotes and rewards entrepreneurial spirit, individual pride and responsibility and the achievement of team goals. Each dealership's general manager is ultimately responsible for the operation, personnel and financial performance of the dealership. The general manager is complemented with a management team consisting of a new vehicle sales manager, used vehicle sales manager, service and parts managers and finance managers. Each dealership is operated as a distinct profit center, in which dealership general managers are given a high degree of autonomy. The Combined Company believes that the general manager and the other members of the dealership management team, as long-time members of their local communities, are best able to judge how to conduct day-to-day operations based on the team's experience in and familiarity with its local market.



     The Combined Company's dealerships engage in a number of inter-related businesses: new vehicle sales; used vehicle sales; service and parts operations; and finance and insurance.


  NEW VEHICLE SALES


     In 1996, the Combined Company sold 21,378 new vehicles at retail, and new vehicle operations (excluding fleet sales) generated $469.3 million in revenues, representing 56.9% of total dealership revenues. The following table presents, on a combined basis for each of the three years ended December 31, 1996 and for the six months ended June 30, 1996 and June 30, 1997, unit sales, sales revenue, gross profit, gross margin and average gross profit per retail unit sold related to the Combined Company's retail sales of new vehicles:



                                      COMBINED COMPANY'S NEW VEHICLE SALES
                              ----------------------------------------------------
                                                                SIX MONTHS ENDED
                                 YEAR ENDED DECEMBER 31,            JUNE 30,
                              ------------------------------   -------------------
                                1994       1995       1996       1996       1997
                              --------   --------   --------   --------   --------
                                             (DOLLARS IN THOUSANDS)
Retail unit sales...........    19,361     20,357     21,378     10,391     11,625
Retail sales revenue........  $391,709   $422,348   $469,318   $227,170   $251,830
Gross profit................  $ 25,464   $ 28,696   $ 33,454   $ 16,105   $ 18,317
Gross margin................       6.5%       6.8%       7.1%       7.1%       7.3%
Average gross profit per
  retail unit sold..........  $  1,315   $  1,410   $  1,565   $  1,550   $  1,576

     The Combined Company represents 21 American and Asian brands of economy, family, sports and luxury cars and light trucks and sport utility vehicles. This brand and product diversity reduces the risk of changes in customer preferences as well as over-dependence on any one manufacturer. The Combined Company intends to pursue an acquisition strategy that will enhance its brand diversity. The following table sets forth for 1996, certain information relating to the brands of new vehicles sold at retail by the Combined Company:


                                                           NUMBER OF         PERCENTAGE OF
                                                          NEW VEHICLES        NEW VEHICLES
                     MANUFACTURER                        SOLD AT RETAIL      SOLD AT RETAIL
                     ------------                        --------------      --------------
Toyota.................................................        6,346               29.7%
Nissan.................................................        3,060               14.3
Honda..................................................        2,531               11.8
Chevrolet..............................................        1,602                7.5
GMC....................................................        1,199                5.6
Lexus..................................................          989                4.6
Acura..................................................          836                3.9
Pontiac................................................          699                3.3
Mitsubishi.............................................          599                2.8
Mazda..................................................          590                2.8
Dodge..................................................          553                2.6
Jeep...................................................          536                2.5
Chrysler...............................................          360                1.7
Plymouth...............................................          356                1.6
Isuzu..................................................          285                1.3
Kia....................................................          277                1.3
Mercury................................................          169                0.8
Oldsmobile.............................................          165                0.8
Eagle..................................................           75                0.4
Suzuki.................................................           69                0.3
Lincoln................................................           48                0.2
Other..................................................           34                0.2
                                                              ------              -----
          Total........................................       21,378              100.0%
                                                              ======              =====


     The Combined Company's new vehicle retail sales include traditional new vehicle retail lease transactions and lease-type transactions, both of which are arranged by the Combined Company. New vehicle leases generally have short terms, which brings the consumer back to the market sooner than if the purchase were debt financed. In addition, leases provide the Combined Company with a steady source of late-model, off-lease vehicles for its used vehicle inventory. Generally, leased vehicles remain under factory warranty for the term of the lease, which allows the Combined Company to provide repair service to the lessee throughout the lease term.



     The Combined Company seeks to provide customer-oriented service designed to meet the needs of its customers and establish lasting relationships that will result in repeat and referral business. For example, the Combined Company's dealerships strive to: (i) employ more efficient selling approaches; (ii) utilize computer technology that decreases the time necessary to purchase a vehicle; (iii) engage in extensive follow-up after a sale in order to develop long-term relationships with customers; and (iv) extensively train their sales staffs to be able to meet the needs of the customer. The Combined Company continually evaluates innovative ways to improve the buying experience for its customers and believes that its ability to share best practices among its dealerships gives it an advantage over smaller dealerships.



     The Combined Company acquires substantially all its new vehicle inventory from Manufacturers. Manufacturers allocate a limited inventory among their franchised dealers based primarily on sales volume and input from dealers. The Combined Company finances its inventory purchases through revolving credit arrangements known in the industry as floor plan facilities. As a result of its size and based on discussions with several lenders, the Combined Company believes it will be able to secure floorplan financing on terms more favorable than those generally available to smaller dealers.


  USED VEHICLE SALES


     In 1996, the Combined Company sold 17,220 used vehicles at retail and used vehicle operations generated $258.0 million in revenues, representing 31.3% of total dealership revenues. The following table presents, on a combined basis for each of the three years ended December 31, 1996 and for the six months ended June 30, 1996 and June 30, 1997, unit sales, sales revenue, gross profit, gross margin and average gross profit per retail unit sold related to the Combined Company's retail sales of used vehicles:



                                     COMBINED COMPANY'S USED VEHICLE SALES
                              ----------------------------------------------------
                                                                SIX MONTHS ENDED
                                 YEAR ENDED DECEMBER 31,            JUNE 30,
                              ------------------------------   -------------------
                                1994       1995       1996       1996       1997
                              --------   --------   --------   --------   --------
                                             (DOLLARS IN THOUSANDS)
Retail unit sales...........    13,147     15,358     17,220      8,705      9,203
Retail sales revenue(1).....  $147,914   $185,665   $219,183   $110,091   $120,854
Gross profit................  $ 14,594   $ 17,560   $ 21,358   $ 11,014   $ 10,655
Gross margin................       9.9%       9.5%       9.7%      10.0%       8.8%
Average gross profit per
  retail unit sold..........  $  1,110   $  1,143   $  1,240   $  1,265   $  1,158


---------------

(1) Excludes wholesale revenues.


     The Combined Company sells used vehicles at each of its franchised dealerships. Sales of used vehicles have become an increasingly significant source of profit for the Combined Company. Sales of used vehicles as a percentage of total vehicles sold by the Combined Company has increased from 28.2% in 1994 to 31.3% in 1996. Consumer demand for used vehicles has increased as prices of new vehicles have risen and as more high quality used vehicles have become available. Furthermore, used vehicles typically generate higher gross margins than new vehicles because of their limited comparability and the somewhat subjective nature of their valuation. The Combined Company intends to continue growing its used vehicle sales operations by maintaining a high quality inventory, providing competitive prices and extended service contracts for its used vehicles and continuing to promote used vehicle sales.



     Profits from sales of used vehicles are dependent primarily on the ability of the Combined Company's dealerships to obtain a high quality supply of used vehicles and effectively manage that inventory. The Combined Company's new vehicle operations provide the Combined Company's used vehicle operations with a large supply of high quality trade-ins and off-lease vehicles, which are the best sources of high quality used vehicles. The Combined Company supplements its used vehicle inventory with used vehicles purchased at auctions.



     The Combined Company generally maintains a 45-60 day supply of used vehicles and offers to other dealers and wholesalers used vehicles that the Combined Company does not retail to customers. Trade-ins may be transferred among dealerships to provide balanced inventories of used vehicles at each of the Combined Company's dealerships. The Combined Company believes that acquisitions of additional dealerships will expand its internal market for transfers of used vehicles among its dealerships and, therefore, increase the ability of each of the Combined Company's dealerships to offer the same brand of used vehicles as it sells new and to maintain a balanced inventory of used vehicles. The Combined Company intends to develop integrated computer inventory systems that will allow it to coordinate vehicle transfers between its dealerships, primarily on a regional basis.

     The Combined Company has taken several steps towards building client confidence in its used vehicle inventory, one of which includes its participation in the Manufacturers' certification processes which are available only to new vehicle franchises. This process makes these used vehicles eligible for new vehicle benefits such as new vehicle finance rates and extended Manufacturer warranties. In addition, the Combined Company's dealerships offer extended warranties covering the used vehicles that each of its dealerships sells.



     The Combined Company believes that franchised dealership strengths in offering used vehicles include: (i) access to trade-ins on new vehicle purchases, which are typically lower mileage and higher quality relative to trade-ins on used car purchases, (ii) access to late-model, low mileage off-lease vehicles, and (iii) the availability of Manufacturer certification and extended Manufacturer warranties for the Combined Company's higher quality used vehicles. This supply of high quality trade-ins and off-lease vehicles reduces the Combined Company's dependence on auction vehicles, which are typically a higher cost source of used vehicles.


  SERVICE AND PARTS


     In 1996, the Combined Company's service and parts operations generated $77.2 million in revenues, representing 9.3% of total dealership revenues. The following table presents, on a combined basis for each of the six years ended December 31, 1996 and for the six months ended June 30, 1996 and June 30, 1997, sales revenue, gross profit and gross margin related to the Combined Company's service and parts operations:



                                COMBINED COMPANY'S SERVICE AND PARTS OPERATIONS
                              ----------------------------------------------------
                                                                SIX MONTHS ENDED
                                 YEAR ENDED DECEMBER 31,            JUNE 30,
                              ------------------------------   -------------------
                                1994       1995       1996       1996       1997
                              --------   --------   --------   --------   --------
                                             (DOLLARS IN THOUSANDS)(UNAUDITED)
Sales revenue...............  $ 61,024   $ 65,599   $ 77,184   $ 36,667   $ 38,400
Gross profit................  $ 28,787   $ 31,408   $ 35,978   $ 17,337   $ 20,230
Gross margin................      47.2%      47.9%      46.6%      47.3%      52.7%



     The Combined Company provides service and parts at each of its franchised dealerships primarily for the vehicle makes sold by its dealerships. The Combined Company provides maintenance and repair services at its 30 dealerships and five collision service centers. The Combined Company utilizes approximately 500 service bays in providing these services. The Combined Company performs both warranty and non-warranty service work.



     Historically, the automotive repair industry has been highly fragmented. However, the Combined Company believes that the increased use of advanced technology in vehicles has made it difficult for independent repair shops to retain the expertise to perform major or technical repairs. Additionally, Manufacturers permit warranty work to be performed only at franchised dealerships. Hence, unlike independent service stations, or independent and superstore used car dealerships with service operations, the Combined Company's franchised dealerships are qualified to perform work covered by Manufacturer warranties. Given the increasing technological complexity of motor vehicles and the trend toward extended Manufacturer and dealer warranty periods for new vehicles, the Combined Company believes that an increasing percentage of repair work will be performed at the Combined Company's franchised dealerships each of which have the sophisticated equipment and skilled personnel necessary to perform such repairs and offer extended service contracts.



     The Combined Company attributes its profitability in parts and service to a comprehensive management system, including the use of a variable rate pricing structure, cultivation of strong client relationships through an emphasis on preventive maintenance and the efficient management of parts inventory.

     In charging for its mechanics' labor, the Combined Company uses a variable rate structure designed to reflect the difficulty and sophistication of different types of repairs. The percentage mark-ups on parts are similarly priced based on market conditions for different parts. The Combined Company believes that variable rate pricing helps the Combined Company to achieve overall gross margins in parts and service superior to those of certain competitors who rely on fixed labor rates and percentage markups.



     The Combined Company seeks to retain each purchaser of a vehicle as a customer of the Combined Company's service and parts departments. The Combined Company's dealerships have systems in place that track their customers' maintenance records and notify owners of vehicles purchased at the dealerships when their vehicles are due for periodic services. The Combined Company regards its service and repair activities as an integral part of its overall approach to customer service, providing an opportunity to foster ongoing relationships with the Combined Company's customers and deepen customer loyalty.



     The dealerships' parts departments support their respective sales and service divisions. Each of the Combined Company's dealerships sells factory-approved parts for vehicle makes and models sold by that dealership. These parts are either used in repairs made by the dealership or sold at retail to its customers or at wholesale to independent repair shops. Currently, each of the Combined Company's dealerships employs its own parts manager and independently controls its parts inventory and sales. Dealerships that sell the same new vehicle makes have access to each other's computerized inventories and frequently obtain unstocked parts from other dealerships.



  OTHER DEALERSHIP REVENUES



     Other dealership revenues consist primarily of finance and insurance income. The Combined Company arranges financing for its customers' vehicle purchases, sells vehicle service contracts and arranges selected types of credit insurance in connection with the financing of vehicle sales. The Combined Company places heavy emphasis on finance and insurance ("F&I") and offers advanced F&I training to its finance and insurance managers. This emphasis resulted in the Combined Company's arranging of financing for 68% of its new vehicle sales and 55% of its used vehicle sales in 1996, as compared to 60% and 56% respectively, in 1995. Typically, the Combined Company's dealerships forward proposed financing contracts to Manufacturers' captive finance companies, selected commercial banks or other financing parties. The Combined Company receives a finance fee from the lender for arranging the financing and is typically assessed a charge-back against a portion of the finance fee if the contract is terminated prior to its scheduled maturity for any reason, such as early repayment or default. As a result, companies must arrange financing for a customer that is competitive (i.e., the customer is more likely to accept the financing terms and the loan is less likely to be refinanced) and affordable (i.e., the loan is more likely to be repaid).



     At the time of a new vehicle sale, the Combined Company offers extended service contracts to supplement the Manufacturer warranty. Additionally, the Combined Company sells primary service contracts for used vehicles. Currently, the Combined Company primarily sells service contracts of third party vendors, for which it recognizes a commission upon the sale of the contract. The Combined Company also sells its own service contracts at one location and recognizes the associated revenue over the life of the contract. In 1996, the Combined Company sold service contracts on 36% and 44% of its new and used vehicle sales, respectively.



     The Combined Company also offers certain types of credit insurance to customers who finance their vehicle purchases through the Combined Company. The Combined Company sells credit life insurance policies to these customers, which policies provide for repayment of the vehicle loan if the obligor dies while the loan is outstanding. The Combined Company also sells accident and health insurance policies, which provide payment of the monthly loan obligations during a period in which the obligor is disabled.

FRANCHISE AGREEMENTS


     Each of the Combined Company's dealerships operates pursuant to a franchise agreement between the applicable Manufacturer and the subsidiary of the Combined Company that operates such dealership. The typical automotive franchise agreement specifies the locations at which the dealer has the right and the obligation to sell motor vehicles and related parts and products and to perform certain approved services in order to serve a specified market area. The designation of such areas and the allocation of new vehicles among dealerships are subject to the discretion of the Manufacturer, which generally does not guarantee exclusivity within a specified territory. A franchise agreement may impose requirements on the dealer concerning such matters as the showrooms, the facilities and equipment for servicing vehicles, the maintenance of inventories of vehicles and parts, the maintenance of minimum net working capital and the training of personnel. Compliance with these requirements is closely monitored by the Manufacturer. In addition, Manufacturers require each dealership to submit a financial statement of operations on a monthly and annual basis. The franchise agreement also grants the dealer the non-exclusive right to use and display Manufacturer's trademarks, service marks and designs in the form and manner approved by the Manufacturer.



     Each franchise agreement sets forth the name of the person approved by the Manufacturer to exercise full managerial authority over the dealership's operations and the names and ownership percentages of the approved owners of the dealership and contains provisions requiring the Manufacturer's prior approval of changes in management or transfers of ownership of the dealership. Each of the Combined Company's dealerships is owned, directly or indirectly, by the Combined Company at the subsidiary level. A number of Manufacturers prohibit the acquisition of a substantial ownership interest in the Combined Company or transactions that may affect management control of the Combined Company each case without the approval of the Manufacturer. See "Risk
Factors -- Manufacturers' Control Over Dealerships."



     Most franchise agreements expire after a specified period of time, ranging from one to five years, and the Combined Company expects to renew any expiring agreements in the ordinary course of business. The typical franchise agreement provides for early termination or non-renewal by the Manufacturer under certain circumstances such as change of management or ownership without Manufacturer approval, insolvency or bankruptcy of the dealership, death or incapacity of the dealer manager, conviction of a dealer manager or owner of certain crimes, misrepresentation of certain information by the dealership or dealer manager or owner to the Manufacturer, failure to adequately operate the dealership, failure to maintain any license, permit or authorization required for the conduct of business, or material breach of other provisions of the franchise agreement. The dealership is typically entitled to terminate the franchise agreement at any time without cause.



     The automobile franchise relationship is also governed by various federal and state laws established to protect dealerships from the general unequal bargaining power between the parties. The following discussion of state court and administrative holdings and various state laws is based on management's beliefs and may not be an accurate description of the state court and administrative holdings and various state laws. The state statutes generally provide that it is a violation for a Manufacturer to terminate or fail to renew a franchise without good cause. These statutes also provide that the Manufacturer is prohibited from unreasonably withholding approval for a proposed change in ownership of the dealership. Acceptable grounds for disapproval include material reasons relating to the character, financial ability or business experience of the proposed transferee. Accordingly, certain provisions of the franchise agreements, particularly as they relate to a Manufacturer's rights to terminate or fail to renew the franchise, have repeatedly been held invalid by state courts and administrative agencies.


     Under Texas law, despite the terms of contracts between Manufacturers and dealers, Manufacturers may not unreasonably withhold approval of a transfer of a dealership. It is unreasonable under Texas law for a Manufacturer to reject a prospective transferee of a dealership who is of good moral character and who otherwise meets the Manufacturer's written, reasonable and uniformly applied standards or qualifications relating to the prospective transferee's business experience and financial qualifications. In addition, under Texas and Oklahoma law and the laws of other states, franchised dealerships may challenge Manufacturers' attempts to establish new franchises in the franchised dealers' markets, and state regulators may deny applications to establish new dealerships for a number of reasons, including a determination that the Manufacturer is adequately represented in the region. Texas and Oklahoma law limit the ability of Manufacturers to terminate or fail to renew franchises. In addition, other laws in Texas and elsewhere limit the ability of Manufacturers to withhold their approval for the relocation of a franchise or require that disputes be arbitrated. In addition, a Manufacturer's license to distribute vehicles in Texas and Oklahoma may be revoked if, among other things, the Manufacturer has forced or attempted to force an automobile dealer to accept delivery of motor vehicles not ordered by that dealer. In Oklahoma, a Manufacturer's license to operate in the state may be revoked or suspended upon a finding that a Manufacturer has coerced or intimidated a dealer or acted dishonestly or failed to act in accordance with reasonable standards of fair dealing.

COMPETITION

     The automotive retailing industry is extremely competitive. In large metropolitan areas, consumers have a number of choices in deciding where to purchase a new or used vehicle and where to have such a vehicle serviced.


     In the new vehicle area, the Combined Company competes with other franchised dealers in each of its marketing areas. The Combined Company does not have any cost advantage in purchasing new vehicles from the Manufacturers, and typically relies on advertising and merchandising, sales expertise, service reputation and location of its dealerships to sell new vehicles. In recent years, automobile dealers have also faced increased competition in the sale or lease of new vehicles from independent leasing companies, on-line purchasing services and warehouse clubs. In addition, Ford Motor has announced that it is exploring the possibility of going into business with some of its dealers to create automotive superstores in selected markets.



     In used vehicles, the Combined Company competes with other franchised dealers, independent used car dealers, automobile rental agencies, private parties and used car "superstores" for supply and resale of used vehicles. Used car "superstores" have recently opened in certain markets in which the Combined Company competes, including Houston, Texas. In addition, the Combined Company expects that additional used car "superstores" will open in other markets in which the Combined Company competes. See "-- Used Vehicle Sales".



     The Combined Company believes that the principal competitive factors in vehicle sales are the marketing campaigns conducted by Manufacturers, the ability of dealerships to offer a wide selection of the most popular vehicles, the location of dealerships and the quality of customer service. Other competitive factors include customer preference for particular brands of automobiles, pricing (including Manufacturer rebates and other special offers) and warranties. The Combined Company believes that its dealerships are competitive in all of these areas.



     The Combined Company competes against franchised dealers to perform warranty repairs and against other automobile dealers, franchised and independent service center chains and independent garages for non-warranty repair and routine maintenance business. The Combined Company competes with other automobile dealers, service stores and auto parts retailers in its parts operations. The Combined Company believes that the principal competitive factors in parts and service sales are price, the use of factory-approved replacement parts, the familiarity with a Manufacturer's brands and models and the quality of customer service. A number of regional or national chains offer selected parts and services at prices that may be lower than the Combined Company's prices.

FACILITIES


     Set forth in the table below is certain information relating to the properties that the Combined Company uses in its business. Certain of the leases described below reflect the terms of new leases to be entered into by the Combined Company in connection with the Acquisitions. See "Certain
Transactions -- Leases".



        OCCUPANT                  LOCATION                     USE                              LEASE/OWN
        --------                  --------                     ---                              ---------
HOWARD GROUP

  Bob Howard Automall...  13300 N. Broadway          New and used car sales;   Lease; expires in 2027 and is cancelable at
                          Extension,                 service; F&I              the Combined Company's option in 2007 and at
                          Oklahoma City, Oklahoma                              the end of each subsequent five year period
                          13220 N. Broadway          New and used car sales;   Lease; expires in 2027 and is cancelable at
                          Extension,                 service; F&I              the Combined Company's option in 2007 and at
                          Oklahoma City, Oklahoma                              the end of each subsequent five year period
                          715 W. Memorial Road,      Storage and make ready    Lease; current term is month-to-month
                          Oklahoma City, Oklahoma    facility

  Bob Howard Chevrolet..  13130 N. Broadway          New and used car sales;   Lease; expires in 2027 and is cancelable at
                          Extension,                 service; F&I              the Combined Company's option in 2007 and at
                          Oklahoma City, Oklahoma                              the end of each subsequent five year period

  Bob Howard Toyota.....  13200 N. Broadway          New and used car sales;   Lease; expires in 2027 and is cancelable at
                          Extension,                 service; F&I              the Combined Company's option in 2007 and at
                          Oklahoma City, Oklahoma                              the end of each subsequent five year period

  Bob Howard
    Honda-Acura.........  14137 N. Broadway          New and used car sales;   Lease; expires in 2027 and is cancelable at
                          Extension,                 service; F&I              the Combined Company's option in 2007 and at
                          Edmond, Oklahoma                                     the end of each subsequent five year period
                          3700 S. Broadway           Collision services        Lease; expires 1999
                          Extension,                 center
                          Edmond, Oklahoma

  Bob Howard Dodge......  616 W. Memorial Road,      New and used car sales;   Lease; expires 2001
                          Edmond, Oklahoma           service; collision
                                                     services center; F&I

MCCALL GROUP

  Sterling McCall
    Toyota..............  9400 Southwest Freeway     New and used car sales;   Lease; three leases which expire in 2027 and
                          Houston, Texas             service; F&I              are cancelable at the Combined Company's
                                                                               option in 2007 and at the end of each
                                                                               subsequent five year period
                          6015 Skyline               Collision services        Lease; expires in 2027 and is cancelable at
                          Houston, Texas             center                    the Combined Company's option in 2007 and at
                                                                               the end of each subsequent five year period
  Sterling McCall         10422 Southwest Freeway    New and used car sales;   Lease; two leases each of which expire in
    Lexus...............  Houston, Texas             service; F&I              2027 and are cancelable at the Combined
                                                                               Company's option in 2007 and at the end of
                                                                               each subsequent five year period
                          10610 Wilcrest             Collision services        Lease; expires in 2027 and is cancelable at
                          Houston, Texas             center                    the Combined Company's option in 2007 and at
                                                                               the end of each subsequent five year period
                          10430 Southwest Freeway    New & Used Car Sales      Lease; lease expires in 2000 with an option
                          Houston, Texas                                       to extend until 2005


        OCCUPANT                  LOCATION                     USE                              LEASE/OWN
        --------                  --------                     ---                              ---------
SMITH GROUP
  Courtesy Nissan.......  1777 North Central Expwy.  New and used car sales;   Lease; expires in 2013
                          Richardson, Texas          service; F&I
                          421 Industrial Boulevard   Storage and make ready    Lease; expires September 30, 1997
                          Richardson, Texas          facility
  Mike Smith              1515 I-10 South            New and used car sales;   Lease; expires in 2027 and is cancelable at
    Autoplaza...........  Beaumont, Texas            service; collision        the Combined Company's option in 2007 and at
                                                     services center; F&I      the end of each subsequent five year period
  Town North............  9150 U.S. Highway 183      New and used car sales;   Owned by dealership
                          Austin, Texas              service; F&I
                          9112 U.S. Highway 183      New and used car sales;   Owned by dealership
                          Austin, Texas              service; F&I
                          9008 United Drive          Used car sales            Lease; expires July 1, 2001
                          Austin, Texas
                          9094 U.S. Highway 183      Storage Facility          Lease; expires March 31, 2001
                          Austin, Texas
                          9400 United Drive          Storage Facility          Lease; expires December 31, 1997 and
                          Austin, Texas                                        automatically renews for successive one year
                                                                               terms unless notice given by either party
                          8908 McCann Street         Storage Facility          Lease; month to month; may be terminated by
                          Austin, Texas                                        either party with 30 days written notice
  Round Rock Nissan.....  3050 North IH 35           New and used car sales;   Lease; expires in 2027 and are cancelable at
                          Austin, Texas              service; F&I              the Combined Company's option in 2007 and at
                                                                               the end of each subsequent five year period
  Acura Southwest.......  10455 Southwest Freeway    New and used car sales;   Owned by dealership
                          Houston, Texas             service; F&I

KINGWOOD GROUP
  A.J. Foyt Honda.......  22575 Highway 59 N         New and used car sales;   Owned by dealership
                          Kingwood, Texas            service; F&I
  A.J. Foyt Isuzu.......  22577 Highway 59 N         New and used car sales;   Owned by dealership
                          Kingwood, Texas            service; F&I
  A.J. Foyt Used Cars...  401 South I.H. 45          Used car sales; F&I       Owned by dealership
                          Conroe, Texas


GOVERNMENTAL REGULATIONS


     A number of regulations affect the Combined Company's business of marketing, selling, financing and servicing automobiles. The Combined Company also is subject to laws and regulations relating to business corporations generally.



     Under Texas and Oklahoma law, the Combined Company must obtain a license in order to establish, operate or relocate a dealership or provide certain automotive repair services. These laws also regulate the Combined Company's conduct of business, including its advertising and sales practices. Other states may have similar requirements.



     The Combined Company's financing activities with its customers are subject to federal truth in lending, consumer leasing and equal credit opportunity regulations as well as state and local motor vehicle finance laws, installment finance laws, insurance laws, usury laws and other installment sales laws. Some states regulate finance fees that may be paid as a result of vehicle sales. Penalties for violation of any of these laws or regulations may include revocation of certain licenses, assessment of criminal and civil fines and penalties, and in certain instances, create a private cause of action for individuals. The Combined Company believes that it complies substantially with all laws and regulations affecting its business does not have any material liabilities under such laws and regulations and that compliance with all such laws and regulations will not, individually or in the aggregate, have a material adverse effect on the Combined Company's capital expenditures, earnings, or competitive position, and the Combined Company does not anticipate that such compliance will have a material effect on the Combined Company in the future.


ENVIRONMENTAL MATTERS


     The Combined Company is subject to a wide range of federal, state, and local environmental laws and regulations, including those governing discharges to the air and water, the storage of petroleum substances and chemicals, the handling and disposal of wastes, and the remediation of contamination arising from spills and releases. As with automobile dealerships generally, and service parts and collision repair center operations in particular, the Combined Company's business involves the generation, use, handling and disposal of hazardous or toxic substances or wastes. Operations involving the management of hazardous and nonhazardous wastes are subject to requirements of the federal Resource Conservation and Recovery Act and comparable state statutes. Pursuant to these laws, federal and state environmental agencies have established approved methods for storage, treatment, and disposal of regulated wastes with which the Combined Company must comply.



     The Combined Company's business also involves the use of aboveground and underground storage tanks. Under applicable laws and regulations, the Combined Company is responsible for the proper use, maintenance and abandonment of regulated storage tanks owned or operated by it, and for remediation of subsurface soils and groundwater impacted by releases from such existing or abandoned aboveground or underground storage tanks. In addition to these regulated tanks, the Combined Company owns, operates, or has otherwise abandoned other underground and aboveground devices or containers (e.g., automotive lifts and service pits) that may not be classified as regulated tanks, but which are capable of releasing stored materials into the environment, thereby potentially obligating the Combined Company to remediate any soils or groundwater resulting from such releases.



     The Combined Company is also subject to laws and regulations governing remediation of contamination at facilities it operates or to which it sends hazardous or toxic substances or wastes for treatment, recycling or disposal. The Comprehensive Environmental Response, Compensation and Liability Act ("CERCLA"), also known as the "Superfund" law, imposes liability, without regard to fault or the legality of the original conduct, on certain classes of persons that are considered to have contributed to the release of a "hazardous substance" into the environment. These persons include the owner or operator of the disposal site or sites where the release occurred and companies that disposed or arranged for the disposal of the hazardous substances released at such sites. Under CERCLA, these "responsible parties" may be subject to joint and several liability for the costs of cleaning up the hazardous substances that have been released into the environment, for damages to natural resources and for the costs of certain health studies, and it is not uncommon for neighboring landowners and other third parties to file claims for personal injury and property damage allegedly caused by the release of hazardous substances.



     Further, the Federal Water Pollution Control Act, also known as the Clean Water Act, and comparable state statutes prohibit discharges of pollutants into regulated waters without authorized National Pollution Discharge Elimination System (NPDES) and similar state permits, require containment of potential discharges of oil or hazardous substances, and require preparation of spill contingency plans. The Combined Company expects to implement programs that address wastewater discharge requirements as well as containment of potential discharges and spill contingency planning.


     Environmental laws and regulations have become very complex and it has become very difficult for businesses that routinely handle hazardous and non-hazardous wastes to achieve and maintain full compliance with all applicable environmental laws. Like virtually any network of automobile dealerships and vehicle service facilities, from time to time the Combined Company can be expected to experience incidents and encounter conditions that will not be in compliance with environmental laws and regulations. However, the Combined Company has not been subject to any material environmental liabilities in the past and does not anticipate that any material environmental liabilities will be incurred in the future. Furthermore, the Combined Company is in the process of establishing an environmental management program that is intended to reduce the risk of noncompliance with environmental laws and regulations. Nevertheless, environmental laws and regulations and their interpretation and enforcement are changed frequently and the Combined Company believes that the trend of more expansive and more strict environmental legislation and regulations is likely to continue. Hence, there can be no assurance that compliance with environmental laws or regulations or the future discovery of unknown environmental conditions will not require additional expenditures by the Combined Company, or that such expenditures would not be material. See "Risk Factors -- Governmental Regulations and Environmental Matters".


EMPLOYEES


     As of June 30, 1997, the Combined Company employed 1,503 people, of whom approximately 196 were employed in managerial positions, 533 were employed in non-managerial sales positions, 551 were employed in non-managerial parts and service positions and 223 were employed in administrative support positions. The Combined Company intends, upon completion of the Offering, to provide certain executive officers and managers with options to purchase Common Stock and believes this equity incentive will be attractive to existing and prospective employees of the . See "Management -- 1996 Stock Incentive Plan".



     The Combined Company believes that its relationships with its employees are favorable. None of the Combined Company's employees is represented by a labor union. Because of its dependence on the Manufacturers, however, the Combined Company may be affected by labor strikes, work slowdowns and walkouts at the Combined Company Manufacturers' manufacturing facilities.


LEGAL PROCEEDINGS AND INSURANCE


     From time to time, the Combined Company is named in claims involving the manufacture of automobiles, contractual disputes and other matters arising in the ordinary course of the Combined Company's business. Currently, no legal proceedings are pending against or involve the Combined Company that, in the opinion of management, could be expected to have a material adverse effect on the business, financial condition or results of operations of the Combined Company.



     Because of their vehicle inventory and nature of business, automobile retail dealerships generally require significant levels of insurance covering a broad variety of risks. The Combined Company's insurance includes an umbrella policy with a $50 million per occurrence limit (upon consummation of the Offering) as well as insurance on its real property, comprehensive coverage for its vehicle inventory, general liability insurance, employee dishonesty coverage and errors and omissions insurance in connection with its vehicle sales and financing activities.

                                   MANAGEMENT

EXECUTIVE OFFICERS AND DIRECTORS


     Set forth below are the Combined Company's executive officers and directors, together with their positions and ages.


                                                                                          EXPIRATION OF
               NAME                 AGE                     POSITION                     TERM AS DIRECTOR
               ----                 ---                     --------                     ----------------
B.B. Hollingsworth, Jr............  55    Chairman, President and Chief Executive              2000
                                          Officer
Robert E. Howard, II..............  50    Director; President of Howard Group                  2000
Sterling B. McCall, Jr............  62    Director; President of McCall Group                  1998
Charles M. Smith..................  51    Director; President of Smith Group                   1999
John T. Turner....................  53    Senior Vice President -- Corporate
                                          Development
Scott L. Thompson.................  38    Senior Vice President -- Chief Financial
                                          Officer and Treasurer
Frank R. Todaro...................  50    Vice President -- Corporate Services
John H. Duncan....................  69    Director                                             1999
Bennett E. Bidwell................  70    Director                                             1998


     Set forth below is a brief description of the business experience of the directors and executive officers of the Combined Company.



     B.B. HOLLINGSWORTH, JR. has served as President, Chief Executive Officer and Director of the Combined Company since August 1996. Prior to joining the Combined Company, Mr. Hollingsworth spent nineteen years with Service Corporation International ("SCI"), where he directed an acquisition program that established SCI as the world's leading consolidator of the funeral industry. He joined SCI in 1967, was then named Vice President for Corporate Development, was named Vice President and Chief Financial Officer in 1972, and was elected President and named Director in 1975. He served as President and Director of SCI from 1975 until retirement in 1986. From 1986 to 1996, Mr. Hollingsworth served as a consultant to SCI. Mr. Hollingsworth is a shareholder and director of Foyt Motors, Inc., a Founding Company. He has served as a director of several public and private companies.



     ROBERT E. HOWARD, II. has served as a Director of the Combined Company since April 1997. Mr. Howard will also serve as President of Howard Group upon consummation of the Acquisitions. Mr. Howard has more than 28 years experience in the automotive retailing industry. From 1969 to 1977, he served in various management positions at franchised dealerships. Since 1978 he has been a shareholder and has served as Chairman of Howard Pontiac-GMC, Inc., a franchised dealership within the Howard Automall umbrella and a Founding Company. Mr. Howard is also Chairman and a shareholder of the following additional Founding
Companies: Bob Howard Chevrolet, Bob Howard Honda-Acura, Bob Howard Toyota and Bob Howard Dodge. He is a recipient of the 1997 Time Magazine Quality Dealer Award and presently serves as Chairman of the Oklahoma Motor Vehicle Commission and as a Director of the Oklahoma City Metropolitan Automobile Dealers Association.



     STERLING B. MCCALL, JR. has served as Director of the Combined Company since August 1996. Mr. McCall will also serve as President of McCall Group upon consummation of the Acquisitions. Mr. McCall has over 27 years experience in the automotive retailing industry and is Chairman of Sterling McCall Toyota and Sterling McCall Lexus, both Founding Companies. He has been a shareholder and has served as President or Chairman of Sterling McCall Toyota and Sterling McCall Lexus since their inception in 1969 and 1989, respectively. He is a former Director of the American International Automobile Dealers Association, a former Director and Chairman of the Houston Automobile Dealers Association and a former Chairman of the Gulf States Toyota Dealer Council, and presently is a Director of the Texas Automobile Dealers Association. Mr. McCall has won the Time Magazine Quality Dealer Award and the Sports Illustrated Dealer of Distinction Award.

     CHARLES M. SMITH has served as Director of the Combined Company since its formation in December 1995. Mr. Smith will also serve as president of Smith Group upon consummation of the Acquisitions. Mr. Smith has more than 28 years experience in the automotive retailing industry. From 1968 to 1980, he served in various capacities in dealerships owned and operated by the Smith family. From 1980 to 1985, he owned and operated his own automobile dealership. Since 1985 he has served as managing partner of Smith & Liu Management Company, the management entity for the Smith Group dealerships prior to the Acquisitions. He is Chairman of the American International Automobile Dealers Association and is Vice Chairman of the Texas Automobile Dealers Association. He has won the Time Magazine Quality Dealer Award and the Sports Illustrated All-Star Dealer Award.



     JOHN T. TURNER has served as the Combined Company's Senior Vice
President -- Corporate Development since December 1996. Prior to joining the Combined Company, Mr. Turner functioned as Managing Director -- Corporate Development, Europe for SCI. From 1990 to 1993, Mr. Turner served as Senior Vice President -- Operations and Director of The Loewen Group, Inc. From 1986 to 1990, he served as President and Director of Paragon Family Services, Inc. From 1981 to 1986, he served as Senior Vice President -- Corporate Development for SCI. Mr. Turner was a partner in Arthur Young & Company from 1977 to 1981. Currently he is a director of COREStaff, Inc.



     SCOTT L. THOMPSON has served as Senior Vice President -- Chief Financial Officer and Treasurer of the Combined Company since December 1996. From 1991 to 1996, Mr. Thompson served as Executive Vice President, Operations and Finance for KSA Industries, Inc., a diversified enterprise with interests in automotive retailing, energy and professional sports. Among Mr. Thompson's other responsibilities within the KSA group of companies, he served as a Vice President and director of three Houston-area automobile dealerships with aggregate annual revenues of $180 million. Additionally, in connection with his position at KSA Industries, Inc. he served as a director of Adams Resources Energy, Inc., a public oil and gas company. He is a Certified Public Accountant, and from 1980 to 1991 he held various positions with Arthur Andersen LLP.



     FRANK R. TODARO has served as Vice President -- Corporate Services of the Combined Company since March 1997. From 1993 to 1997, Mr. Todaro served as a self employed consultant providing marketing and management consulting services. From 1985 to 1993, Mr. Todaro was a Principal with Ernst & Young where he served as the Director of General Management Consulting and later the Director of Marketing. From 1972 to 1985, Mr. Todaro served in various managerial and sales positions with engineering consulting firms.



     JOHN H. DUNCAN was elected Director of the Combined Company in June 1997. Since 1988, Mr. Duncan has been a private investor with holdings in the automotive, oil and gas and real estate industries. From 1958 to 1968, Mr. Duncan served as President of Gulf & Western Industries (now Paramount Communications), a company which he co-founded. Mr. Duncan currently serves as a director, Chairman of the Executive Committee and member of the Compensation Committee of Enron Corporation and a director and Chairman of the Compensation Committee of Enron Oil Trading & Transportation. Mr. Duncan also serves on the Board of Trustees of Southwestern University, the Board of Trustees of the Texas Heart Institute and the Board of Visitors of the University of Texas (M.D. Anderson) Cancer Foundation.



     BENNETT E. BIDWELL was elected Director of the Combined Company in June 1997. Mr. Bidwell joined Chrysler Corporation as Executive Vice President in 1983 and was elected to the Board of Directors in that same year. He was named Vice Chairman of Chrysler Corporation in 1985, Vice Chairman of Chrysler Motors Corporation in 1987 and President - Product and Marketing of Chrysler Motors Corporation in 1988. From 1988 to 1990, Mr. Bidwell served as Chairman of Chrysler Motors Corporation. Mr. Bidwell retired from Chrysler Corporation in 1993. Prior to joining Chrysler, Mr. Bidwell spent 27 years with Ford Motor Company, and from 1981 to 1983 he was President and Chief Operating Officer of The Hertz Corporation. His past directorships include National Steel Corporation (1981-1983) and McDonald & Company Securities, Inc. (1992-1995). Mr. Bidwell currently serves as a director for Kerr-McGee Corporation, International Management Group, Budd Company and Kelly Management Group.

COMMITTEES OF THE BOARD OF DIRECTORS

  AUDIT COMMITTEE


     The Audit Committee, which will be established prior to consummation of the Offering, will consist of Messrs. Duncan and Bidwell. The Audit Committee will have responsibility for, among other things, (i) recommending the selection of the Combined Company's independent accountants, (ii) reviewing and approving the scope of the independent accountants' audit activity and extent of non-audit services, (iii) reviewing with Management and the independent accountants the adequacy of the Combined Company's basic accounting systems and the effectiveness of the Combined Company's internal audit plan and activities, (iv) reviewing with Management and the independent accountants the Combined Company's financial statements and exercising general oversight of the Combined Company's financial reporting process and (v) reviewing the Combined Company's litigation and other legal matters that may affect the Combined Company's financial condition and monitoring compliance with the Combined Company's business ethics and other policies.


  COMPENSATION COMMITTEE


     The Compensation Committee, which will be established prior to consummation of the Offering, will consist of Messrs. Duncan and Bidwell. This committee will have general supervisory power over, and the power to grant awards under, the 1996 Stock Incentive Plan (the "Plan"). The Compensation Committee will have responsibility for, among other things, (i) reviewing the recommendations of the Chief Executive Officer as to appropriate compensation of the Combined Company's principal executive officers and certain other key personnel and the Chief Executive Officer; (ii) examining periodically the general compensation structure of the Combined Company and (iii) supervising the welfare and pension plans and compensation plans of the Combined Company.


  CHAIRMAN'S COUNCIL

     The Chairman's Council, which will be established prior to consummation of the Offering, will initially consist of Messrs. Howard, McCall and Smith. The Chairman's Council may recommend up to three individuals to be nominated as directors, which recommendation may be accepted at the sole discretion of the Board of Directors. Members of the Chairman's Council may be appointed or removed at any time by the Board of Directors and all members of the Chairman's Council shall be subject to annual election by the Board of Directors.

DIRECTORS COMPENSATION


     Directors who are full-time employees of the Combined Company do not receive a retainer or fees for service on the Board of Directors or on committees of the board. Members of the Board of Directors who are not full-time
employees of the Combined Company receive an annual fee of $          , a fee of
$          for attendance at each meeting of the Board of Directors and at each meeting of its committees or any special committee established by the board, and
a fee of $          per day for any special assignments. The chairmen of the
audit and compensation committees receive a fee of $          for attendance at
each meeting of the committee they chair. In addition, directors of the Combined Company (including directors who are not full-time employees of the Combined Company) are eligible for grants of stock options and other awards pursuant to the 1996 Stock Incentive Plan.

EXECUTIVE COMPENSATION; EMPLOYMENT AGREEMENTS


     The following table sets forth certain summary information concerning the compensation provided by the Combined Company in 1996 to its Chief Executive Officer. No other person serving as an executive officer during 1996 earned $100,000 or more in combined salary and bonus during such year.



                                                                     ANNUAL
                                                               COMPENSATION(1)(2)
                                                              ---------------------    ALL OTHER
                NAME AND PRINCIPAL POSITION                   SALARY(3)     BONUS     COMPENSATION
                ---------------------------                   ---------    --------   ------------
B.B. Hollingsworth, Jr., Chairman, President and Chief
  Executive Officer.........................................   $60,000      $  --        $  --


---------------

(1) Amounts exclude perquisites and other personal benefits because such compensation did not exceed the lesser of $50,000 or 10% of the total annual salary and bonus reported.


(2) In addition, in March 1997 Mr. Hollingsworth, Jr. was granted options to purchase 100,000 shares of Common Stock at $2.90 per share.



(3) Reflects amounts that were earned by Mr. Hollingsworth during 1996. Such amounts have not been paid and are contingent upon the closing of the Acquisitions and the Offering.



     The Combined Company anticipates that during 1997, its most highly compensated executive officers will be Messrs. Hollingsworth, Howard, McCall, Smith, Turner and Thompson. Each of these executive officers will enter into an employment agreement with the Combined Company, which will be effective upon consummation of the Acquisitions and the Offering. The employment agreements provide for the following base salaries for 1997: B.B. Hollingsworth, Jr. -- $360,000; Robert E. Howard, II -- $300,000; Sterling B. McCall,
Jr. -- $300,000; Charles M. Smith -- $300,000; John T. Turner -- $250,000; and
Scott L. Thompson -- $180,000. The employment agreements also provide that such officers' participation in bonus plans will be governed by the bonus and incentive plans adopted by the Board of Directors in which the officer is a participant. Currently, the Board of Directors has not adopted any bonus or incentive plans.



     Each employment agreement is for a term of five years, and unless terminated or not renewed by the Combined Company or the employee, the term will continue thereafter on a month-to-month basis terminable at any time by either the Combined Company or the employee, with or without cause, upon thirty days notice. In the event of a termination of employment by the Combined Company without cause or by the employee due to an uncorrected material breach of the employment agreement by the Combined Company, the employee is entitled to receive his or her base salary paid bi-weekly until the end of his contract term. In the event of an involuntary termination of employment following a merger, consolidation or dissolution of the Combined Company or a sale of all its assets, the employee is entitled to a lump sum payment equal to the amount of base pay he is entitled to under the remainder of his contract. The Combined Company is not obligated to pay any amounts to the employee other than his pro rata base salary through the date of his or her termination upon (i) voluntary termination of employment by the employee; (ii) termination of employment by the Combined Company for cause (as defined); (iii) death of the employee; or (iv) long-term disability of the employee. During the period of employment and for a period of three years after termination of employment, the employees are generally prohibited from competing or assisting others to compete with the Combined Company. In addition, during the period of employment and for a period of five years after termination of employment, the employees are generally prohibited from inducing any other employee to terminate employment with the Combined Company.


1996 STOCK INCENTIVE PLAN


     In November 1996, the Board of Directors and the stockholders of the Combined Company adopted the Combined Company's 1996 Stock Incentive Plan (the "Plan"). The purpose of the Plan is to provide directors, employees (key operating managers at the dealerships) and consultants of the Combined

Company and its subsidiaries additional incentive and reward opportunities designed to enhance the profitable growth of the Combined Company. The Plan provides for the granting of incentive stock options intended to qualify under
Section 422 of the Code, options that do not constitute incentive stock options and restricted stock awards. The Plan is administered by the Compensation Committee of the Board of Directors. In general, the Compensation Committee is authorized to select the recipients of awards and the terms and conditions of those awards.



     The number of shares of Common Stock that may be issued under the Plan may not exceed 2,000,000 shares (subject to adjustment to reflect stock dividends, stock splits, recapitalizations and similar changes in the Combined Company's capital structure). Shares of Common Stock which are attributable to awards which have expired, terminated or been canceled or forfeited are available for issuance or use in connection with future awards. The maximum number of shares of Common Stock that may be subject to awards granted under the Plan to any one individual during any calendar year may not exceed 500,000 (subject to adjustment to reflect stock dividends, stock splits, recapitalizations and similar changes in the 's capital structure).


     The price at which a share of Common Stock may be purchased upon exercise of an option granted under the Plan will be determined by the Compensation Committee but (i) in the case of an incentive stock option, such purchase price will not be less than the fair market value of a share of Common Stock on the date such option is granted, and (ii) in the case of an option that does not constitute an incentive stock option, such purchase price will not be less than 80% of the fair market value of a share of Common Stock on the date such option is granted. Shares of Common Stock that are the subject of a restricted stock award under the Plan will be subject to restrictions on disposition by the holder of such award and an obligation of such holder to forfeit and surrender the shares to the under certain circumstances (the "Forfeiture Restrictions"). The Forfeiture Restrictions will be determined by the Compensation Committee in its sole discretion, and the Compensation Committee may provide that the Forfeiture Restrictions will lapse upon (a) the attainment of one or more performance targets established by the Compensation Committee, (b) the award holder's continued employment with the or continued service as a consultant or director for a specified period of time, (c) the occurrence of any event or the satisfaction of any other condition specified by the Compensation Committee in its sole discretion or (d) a combination of any of the foregoing.

     No awards under the Plan may be granted after ten years from the date the Plan was adopted by the Board of Directors. The Plan will remain in effect until all awards granted under the Plan have been satisfied or expired. The Board of Directors in its discretion may terminate the Plan at any time with respect to any shares of Common Stock for which awards have not been granted. The Plan may be amended, other than to increase the maximum aggregate number of shares that may be issued under the Plan or to change the class of individuals eligible to receive awards under the Plan, by the Board of Directors without the consent of the stockholders of the . No change in any award previously granted under the Plan may be made which would impair the rights of the holder of such award without the approval of the holder.


     In December 1996, the issued options to purchase 205,000 shares of Common Stock at $2.90 per share as follows: 125,000 shares to John T. Turner and 80,000 shares to Scott L. Thompson. Each of these options will vest 16.7% per year after the issuance of the options. In March 1997, the Combined Company issued options to purchase an additional 360,000 shares of Common Stock at $2.90 per share to certain employees of the Combined Company, including the following executive officers: B.B. Hollingsworth, Jr. -- 100,000 shares, John T.
Turner -- 80,000 shares and Scott L. Thompson -- 80,000 shares. In addition, upon consummation of the Acquisitions and the Offering, the Combined Company will issue options to purchase 305,000 shares of Common Stock at the initial public offering price to its executive officers as follows: 100,000 shares to Mr. Hollingsworth, 125,000 shares to Mr. Turner and 80,000 shares to Mr. Thompson.

     The following table provides certain information regarding options granted during 1996:

OPTION GRANTS IN LAST FISCAL YEAR

                                                 INDIVIDUAL GRANTS
                             ----------------------------------------------------------     POTENTIAL REALIZABLE
                                                PERCENT OF                                    VALUE AT ASSUMED
                              NUMBER OF           TOTAL                                    ANNUAL RATES OF STOCK
                             SECURITIES          OPTIONS         EXERCISE                  PRICE APPRECIATION FOR
                             UNDERLYING         GRANTED TO       OR BASE                        OPTION TERM
                               OPTIONS          EMPLOYEES         PRICE      EXPIRATION    ----------------------
           NAME              GRANTED (#)      IN FISCAL YEAR     ($/ SH)        DATE        5% ($)       10% ($)
           ----              -----------      --------------     --------    ----------    ---------    ---------
John T. Turner.............      125,000(1)          61.0%         $2.90      12/13/06
Scott L. Thompson..........       80,000(1)          39.0%         $2.90      12/13/06

---------------

(1) The options were granted in December 1996 and vest 16.7% annually.

                              CERTAIN TRANSACTIONS


     In connection with the formation of Group 1 Automotive in December 1995, Group 1 Automotive issued 1,000 shares of Common Stock for $500 to Smith & Liu Management Company, a Texas general partnership which has provided management services to the Smith Group dealerships prior to consummation of the Acquisitions ("Smith & Liu"). Mr. Smith is a partner of Smith & Liu and a director of the Combined Company. In July 1996, Group 1 Automotive acquired 1,000 shares of Common Stock from Smith & Liu for aggregate consideration of $500 and issued 500 shares to Mr. Hollingsworth for an aggregate consideration of $5,000. Subsequently, Group 1 Automotive split its outstanding common stock on a 900-for-one basis accomplished as a stock dividend. For a description of the Acquisitions, see "The Acquisitions".



     In order to finance the expenses of Group 1 Automotive prior to the Acquisitions and the Offering, Smith & Liu, the Howard Group, the McCall Group, the Smith Group and the Kingwood Group made loans to Group 1 Automotive, as of August 15, 1997, of $87,960, $282,901, $521,506, $433,674 and $126,345,
respectively. These advances bear interest at a rate of 7% per annum.



     Certain officers, directors and stockholders, or their affiliates, of the Combined Company have engaged in transactions with the Founding Companies prior to consummation of the Acquisitions. Except for the transactions described below, none of these transactions will continue after consummation of the Acquisitions. For a discussion of these transactions for the three years ended December 31, 1996 and for the six months ended June 30, 1997, see the Notes to Combined Financial Statements.



LEASES



     Certain of the properties leased by the Founding Companies are owned by officers, directors or holders of 5% or more of the Common Stock of the Combined Company or their affiliates. As part of the Acquisitions, the Founding Companies have agreed to replace each of the existing leases with officers, directors or 5% stockholders (the "Related Party Leases") with a standard lease agreement for each property. However, one Related Party Lease, covering the real estate and facilities of the Howard collision repair center, will remain in place between Bob Howard Honda-Acura, as lessee, and North Broadway Real Estate, an Oklahoma limited liability company owned 50% by Robert E. Howard II and 50% by an unrelated third party.



     The term of each lease that is to be replaced is for 30 years and is cancelable at the Combined Company's option ten years from execution of the lease and at the end of each subsequent five year period. Additionally, the Combined Company has a right of first refusal to acquire the property. The lease requires the Combined Company to be responsible for taxes, insurance and, in certain circumstances, maintenance. Each of the Related Party Leases and the rents payable thereunder are described below. Under each of the Related Party Leases, the rent is subject to increases every five years based on increases in the consumer price index. The Combined Company believes that the terms of the Related

Party Leases, taken as a whole, are no less favorable to the Combined Company than could be obtained from unaffiliated parties.


     Under two separate leases, Sterling McCall Toyota leases property owned by partnerships of which Mr. McCall and his affiliates are partners and that are used by Sterling McCall Toyota as an automobile dealership. The two leases provide for aggregate monthly rentals of $70,000.

     Sterling McCall Toyota leases property owned by SMC Investment, Inc. ("SMC Investment") and that is used by Sterling McCall Toyota as a repair center. Mr. McCall and his affiliates own all of the stock of SMC Investment. The lease provides for aggregate monthly rentals of $7,000 per month.

     Sterling McCall Toyota leases property that is owned by a partnership of which Mr. McCall is a partner and that is used by Sterling McCall Toyota as a storage lot. The lease provides for aggregate monthly rentals of $7,000.

     Under three separate leases, Sterling McCall Lexus leases properties owned by partnerships of which Mr. McCall and his affiliates are partners. The properties are used by SMC Luxury Cars as an automobile dealership and a repair center. The two leases that relate to the use of the automobile dealership provide for aggregate monthly rentals of $70,000. The lease relating to the repair center provides for aggregate monthly rentals of $6,500.

     Mike Smith Autoplaza, Inc. ("Mike Smith Autoplaza") leases property owned by a general partnership, of which the children of Charles M. Smith are partners. The property is used by Mike Smith Autoplaza as an automobile dealership. The leases provide for monthly rental payments of $46,500.

     Round Rock Nissan, Inc. ("Round Rock Nissan") leases property owned by SKLR Round Rock, L.L.C., a Texas limited liability corporation in which Charles M. Smith, has an ownership interest. The property is used by Round Rock Nissan as an automobile dealership. The lease provides for current monthly rental payments of $32,000.

     Bob Howard Automall leases two properties owned by Robert E. Howard II and used by Bob Howard Automall as automobile dealerships. These leases relating to these properties provide for aggregate monthly rentals of $85,862.

     Bob Howard Chevrolet leases property owned by Robert E. Howard II and used by Bob Howard Chevrolet as an automobile dealership. The lease relating to this property provides for a monthly rental of $48,500.

     Bob Howard Honda-Acura leases property owned by North Broadway Real Estate, L.L.C., an Oklahoma limited liability company in which Robert E. Howard II owns a 50% interest. This property is used as a collision repair center, and the lease relating to this property provides for a monthly rental of $9,000.

     Bob Howard Toyota leases property owned by Robert E. Howard II and used by Bob Howard Toyota as an automobile dealership. The lease relating to this property provides for a monthly rental of $33,500.


     The property and the fixtures subject to these leases serve as collateral for various indebtedness of the principals of the Founding Companies. Each of such principals have agreed to take all action necessary to secure an agreement from each of the lenders that, upon a default of any of such principals, such lenders will honor the lease and will not disturb the Combined Company's right to possession of the applicable property under the lease. Such principals of the Founding Companies have also agreed to grant an option to purchase the applicable leased premises at a price equal to the outstanding indebtedness that is secured by the property if the principals of the Founding Companies have not obtained such an agreement from the lenders within 90 days after consummation of the Acquisitions.


LOANS


     Certain of the Founding Groups have incurred indebtedness which has been personally guaranteed by its stockholders or by entities controlled by its stockholders. The Combined Company intends to repay, refinance or otherwise take steps to remove these personal guarantees. It is the intention of management that as soon as practicable after the Acquisitions and the Offering, the debt of the Combined Company will cease to be personally guaranteed by any of its officers, directors or stockholders.



     Certain of the principals of the Founding Groups have incurred indebtedness which prior to consummation of the Acquisitions have been guaranteed by certain of the Founding Companies and/or secured by certain of their assets. At June 30, 1997, the aggregate amount of indebtedness of these principals that was subject to guarantees or secured by assets of the Founding Companies was approximately $20.4 million. Such principals of the Founding Companies have agreed to take all action necessary to remove such guarantees and security interests prior to consummation of the Acquisitions and the removal of the guarantees and security interests related to approximately $10.2 million of such indebtedness is a condition to consummation of the Acquisitions. The removal of guarantees and security interests relating to the other approximately $10.2 million of such indebtedness is not a condition to consummation of the Acquisitions, however, if such guarantees and security interests are not removed within 90 days after consummation of the Acquisitions, the Combined Company will have an option to acquire the land and fixtures securing such indebtedness at a price equal to such indebtedness. The following table provides certain information, as of June 30, 1997, relating to the guarantees of the approximately $10.2 million of indebtedness that might not be removed in connection with the Acquisitions.



               DEBTOR                           GUARANTOR              PRINCIPAL AMOUNT
               ------                           ---------              ----------------
Robert E. Howard.....................  Bob Howard Chevrolet, Inc.        $ 3,279,999
Robert E. Howard.....................  Bob Howard Motors, Inc.               933,333
Robert E. Howard.....................  Bob Howard Pontiac-GMC, Inc.        3,552,788
SKLR Round Rock, L.L.C.(1)...........  Round Rock Nissan, Inc.             2,413,136
                                                                         -----------
                                                                         $10,179,256
                                                                         ===========


---------------


(1) Charles M. Smith owns a 20% interest in SKLR Round Rock, L.L.C.


OTHER


     Sterling McCall Toyota and Sterling McCall Lexus have entered into an agreement with Dealer Solutions, L.L.C. ("DSL") pursuant to which DSL is to provide management information systems software and related services to the dealerships. Pursuant to the agreement, the dealerships will pay a monthly maintenance fee of approximately $2,500 until the dealerships' existing contract for such services with a different vendor terminates in March 1999, at which time the monthly maintenance fee will increase to approximately $12,500 per month. In addition, upon installation of the software system at Sterling McCall Lexus, an installation fee of $20,000 will be paid to DSL. No installation fee has been paid by Sterling McCall Toyota. Mr. McCall, his affiliates and family members own approximately 24% of DSL and Kevin H. Whalen (who will beneficially own more than 5% of the outstanding shares of Common Stock after the Acquisitions and the Offering) owns approximately 15% of DSL. The Combined Company believes that the Combined Company has acquired these systems from DSL on substantially similar terms as those terms offered by DSL to other non-affiliated dealerships.

                       PRINCIPAL AND SELLING STOCKHOLDERS


     The following table sets forth certain information regarding the beneficial ownership of the Combined Company's Common Stock: (a) as of June 30, 1997 after giving effect to the Acquisitions and (b) following the sale of the shares of Common Stock offered hereby, by (i) each person known to beneficially own more than 5% of the outstanding shares of Common Stock; (ii) each of the Combined Company's directors and persons who have consented to be named as directors;
(iii) each named executive officer; (iv) each Selling Stockholder, and (v) all executive officers, directors and persons who have consented to be named as directors as a group. All persons listed have an address c/o the Combined Company's principal executive offices and have sole voting and dispositive power over the shares indicated as owned by such person unless otherwise indicated.



                                        SHARES OF COMMON                            SHARES OF COMMON
                                       STOCK BENEFICIALLY                       STOCK TO BE BENEFICIALLY
                                     OWNED BEFORE OFFERING                        OWNED AFTER OFFERING
                                   --------------------------                 -----------------------------
                                      NUMBER                     SHARES TO       NUMBER
    NAME OF BENEFICIAL OWNER       OF SHARES(1)    PERCENTAGE     BE SOLD     OF SHARES(1)    PERCENTAGE(2)
    ------------------------       ------------    ----------    ---------    ------------    -------------
B.B. Hollingsworth, Jr(3)........     546,368          5.7%            --        546,368           3.9%
Robert E. Howard, II.............   3,145,520         32.9             --      3,145,520          22.5
Sterling B. McCall, Jr(4)........   1,461,031         15.3             --      1,461,031          10.4
Charles M. Smith.................     679,181          7.1             --        679,181           4.9
John H. Duncan...................     196,368          2.1             --        196,368           1.4
Bennett E. Bidwell...............          --           --             --             --            --
W. C. Smith......................     619,773          6.5        371,864        247,909           1.8
SMC Investment, Inc. ............     637,475          6.7             --        637,475           4.6
Kevin H. Whalen..................     774,040          8.1             --        774,040           5.5
All directors and executive
  officers as a group (8 persons
  including the directors and
  executive officers named
  above).........................   6,028,468         63.0%            --      6,028,468          43.1%


---------------


(1) Does not include options to purchase stock that are not exercisable within 60 days of June 30, 1997.


(2) Assumes that the Underwriters' overallotment option is not exercised.


(3) Excludes 100,000 shares of Common Stock held in trust for the benefit of Mr. Hollingsworth's children. Mr. Hollingsworth is not the trustee of such trust, does not have or share voting or investment power over the Common Stock held by the trust and disclaims beneficial ownership of such shares.



(4) Includes (i) 637,475 shares owned by SMC Investment, Inc. which is controlled by Mr. McCall; (ii) 250,248 shares owned by Gulf Coast Family Limited Partnership which is controlled by Mr. McCall; (iii) 106,041 shares owned by SBM-T Family Limited Partnership which is controlled by Mr. McCall; and (iv) 30,629 shares owned by Mr. McCall's spouse.

                          DESCRIPTION OF CAPITAL STOCK


     The Combined Company's authorized capital stock consists of 50,000,000 shares of Common Stock and 1,000,000 shares of Preferred Stock, par value $.01 per share ("Preferred Stock"). After giving effect to the Acquisitions, but prior to consummation of the Offering, the Combined Company will have outstanding 9,573,890 shares of Common Stock and no shares of Preferred Stock. Upon completion of the Offering, the Combined Company will have outstanding 14,002,026 shares of Common Stock (14,722,026 shares if the Underwriters' over-allotment option is exercised in full) and no shares of Preferred Stock.


COMMON STOCK

     Subject to any special voting rights of any series of Preferred Stock that may be issued in the future, the holders of the Common Stock are entitled to one vote for each share held on all matters voted upon by stockholders, including the election of directors. Holders of Common Stock are not entitled to cumulate their votes in elections of directors.


     Subject to the rights of any then outstanding shares of Preferred Stock, the holders of the Common Stock are entitled to such dividends as may be declared in the discretion of the Board of Directors out of funds legally available therefor. Holders of Common Stock are entitled to share ratably in the net assets of the Combined Company upon liquidation after payment or provision for all liabilities and any preferential liquidation rights of any Preferred Stock then outstanding. The holders of Common Stock have no preemptive rights to purchase shares of stock of the Combined Company. Shares of Common Stock are not subject to any redemption provisions and are not convertible into any other securities of the Combined Company. All outstanding shares of Common Stock are, and the shares of Common Stock to be issued pursuant to the Offering will be upon payment therefor, fully paid and non-assessable.


PREFERRED STOCK


     Preferred Stock may be issued from time to time by the Board of Directors in one or more series. Subject to the provisions of the Combined Company's Charter and limitations prescribed by law, the Board of Directors is expressly authorized to adopt resolutions to issue the shares, to fix the number of shares and to change the number of shares constituting any series and to provide for or change the voting powers, designations, preferences and relative participating, optional or other special rights, qualifications, limitations or restrictions thereof, including dividend rights (including whether dividends are cumulative), dividend rates, terms of redemption (including sinking fund provisions), redemption prices, conversion rights and liquidation preferences of the shares constituting any series of the Preferred Stock, in each case without any further action or vote by the stockholders. One of the effects of undesignated Preferred Stock may be to enable the Board of Directors to render more difficult or to discourage an attempt to obtain control of the Combined Company by means of a tender offer, proxy contest, merger or otherwise, and thereby to protect the continuity of the Combined Company's management. The issuance of shares of the Preferred Stock pursuant to the Board of Directors' authority described above may adversely affect the rights of the holders of Common Stock. For example, Preferred Stock issued by the Combined Company may rank prior to the Common Stock as to dividend rights, liquidation preference or both, may have full or limited voting rights and may be convertible into shares of Common Stock. Accordingly, the issuance of shares of Preferred Stock may discourage bids for the Common Stock or may otherwise adversely affect the market price of the Common Stock.


CERTAIN ANTI-TAKEOVER AND OTHER PROVISIONS OF THE CHARTER AND BYLAWS


     In addition to the Combined Company's Board of Directors to issue Preferred Stock, the Charter and the Bylaws of the Combined Company contain certain provisions that could have an anti-takeover effect.

  CLASSIFIED BOARD OF DIRECTORS AND LIMITATIONS ON REMOVAL OF DIRECTORS


     The Combined Company's Board of Directors is divided into three classes. The directors of each class are elected for three-year terms, with the terms of the three classes staggered so that directors from a single class are elected at each annual meeting of stockholders. Stockholders may remove a director only for cause upon the vote of holders of at least 80% of the voting power of the outstanding shares of Common Stock. In general, the Board of Directors, not the stockholders, has the right to appoint persons to fill vacancies on the Board of Directors.


  NO WRITTEN CONSENT OF STOCKHOLDERS

     The Charter provides that any action required or permitted to be taken by the stockholders of the must be taken at a duly called annual or special meeting of stockholders. In addition, special meetings of the stockholders may be called only by the Board of Directors.

  BUSINESS COMBINATIONS UNDER DELAWARE LAW


     The Combined Company is a Delaware corporation and is subject to Section 203 of the Delaware General Corporation Law. In general, Section 203 prevents an "interested stockholder" (defined generally as a person owning 15% or more of the Combined Company's outstanding voting stock) from engaging in a "business combination" (as defined in Section 203) with the Combined Company for three years following the date that person becomes an interested stockholder unless
(a) before that person became an interested stockholder, the Combined Company's Board of Directors approved the transaction in which the interested stockholder became an interested stockholder or approved the business combination; (b) upon completion of the transaction that resulted in the interested stockholder Combined Company's becoming an interested stockholder, the interested stockholder owns at least 85% of the voting stock outstanding at the time the transaction commenced (excluding stock held by directors who are also officers of the Combined Company and by employee stock plans that do not provide employees with the right to determine confidentially whether shares held subject to the plan will be tendered in a tender or exchange offer); or (c) following the transaction in which that person became an interested stockholder, the business combination is approved by the Combined Company's Board of Directors and authorized at a meeting of stockholders by the affirmative vote of the holders of at least two-thirds of the outstanding voting stock not owned by the interested stockholder. Under Section 203, these restrictions also do not apply to certain business combinations proposed by an interested stockholder following the announcement or notification of one of certain extraordinary transactions involving the Combined Company and a person who was not an interested stockholder during the previous three years or who became an interested stockholder with the approval of a majority of the Combined Company's directors, if that extraordinary transaction is approved or not opposed by a majority of the directors who were directors before any person became an interested stockholder in the previous three years or who were recommended for election or elected to succeed such directors by a majority of such directors then in office.


STOCKHOLDER RIGHTS PLAN


     Immediately prior to completion of the Offering, the Combined Company's Rights Plan (the "Rights Plan") will take effect. Under the Rights Plan, each Right entitles the registered holder under the circumstances described below to purchase from the Combined Company one one-thousandth of a share of Junior Participating Preferred Stock, $.01 par value per share (the "Preferred
Shares"), of the Combined Company at a price of $     per one one-thousandth of
a Preferred Share (the "Purchase Price"), subject to adjustment. The description and terms of the Rights are set forth in a Rights Agreement (the "Rights
Agreement") dated as of             , 1997, between the Combined Company and
          , as Rights Agent (the "Rights Agent") and this description of the Rights is qualified in its entirety by reference to the Rights Agreement.

     Until the Distribution Date (as defined below), the Rights will attach to all Common Stock certificates representing outstanding shares and no separate Right Certificate will be distributed. Accordingly, a right will be issued for each share of Common Stock issued in the Offering. The Rights will separate from the Common Stock and a Distribution Date will occur upon the earlier of (i) 10 business days following a public announcement that a person or group of affiliated or associated persons (an "Acquiring Person") has acquired beneficial ownership of 20% or more of the outstanding Voting Shares (as defined in the Rights Agreement) of the Combined Company, or (ii) 10 business days following the commencement or announcement of an intention to commence a tender offer or exchange offer the consummation of which would result in the beneficial ownership by a person or group of 20% or more of such outstanding Voting Shares.


     Until the Distribution Date (or earlier redemption or expiration of the Rights) the Rights will be evidenced by the certificates representing such Common Stock. As soon as practicable following the Distribution Date, separate certificates evidencing the Rights (the "Right Certificates") will be mailed to holders of record of the Common Stock as of the close of business on the Distribution Date and such separate Right Certificates alone will thereafter evidence the Rights.


     The Rights are not exercisable until the Distribution Date. The Rights will
expire on             , 2007 (the "Final Expiration Date"), unless the Final
Expiration Date is extended or the Rights are earlier redeemed or exchange by the Combined Company as described below.



     If a person or group were to acquire 20% or more of the Voting Shares of the Combined Company, each Right then outstanding (other than Rights beneficially owned by the Acquiring Person which would become null and void) would become a right to buy that number of shares of Common Stock (or under certain circumstances, the equivalent number of one one-thousandths of a Preferred Share) that at the time of such acquisition would have a market value of two times the Purchase Price of the Right.



     If the Combined Company were acquired in a merger or other business combination transaction or assets constituting more than 50% of its consolidated assets or producing more than 50% of its earning power or cash flow were sold, proper provision will be made so that each holder of a Right will thereafter have the right to receive, upon the exercise thereof at the then current Purchase Price of the Right, that number of shares of common stock of the acquiring company which at the time of such transaction would have a market value of two times the Purchase Price of the Right.



     The dividend and liquidation rights, and the non-redemption feature, of the Preferred Shares are designed so that the value of one one-thousandth of a Preferred Share purchasable upon exercise of each Right will approximate the value of one share of Common Stock. The Preferred Shares issuable upon exercise of the Rights will be non-redeemable and rank junior to all other series of the Combined Company's preferred stock. Each whole Preferred Share will be entitled to receive a quarterly preferential dividend in an amount per share equal to the greater of (i) $1.00 in cash, or (ii) in the aggregate, 1,000 times the dividend declared on the Common Stock. In the event of liquidation, the holders of Preferred Shares will be entitled to receive a preferential liquidation payment equal to the greater of (i) $1,000 per share, or (ii) in the aggregate, 1,000 times the payment made on the shares of Common Stock. In the event of any merger, consolidation or other transaction in which the shares of Common Stock are exchanged for or changed into other stock or securities, cash or other property, each whole Preferred Share will be entitled to receive 1,000 times the amount received per share of Common Stock. Each whole Preferred Share shall be entitled to 1,000 votes on all matters submitted to a vote of the stockholders of the Combined Company, and Preferred Shares shall generally vote together as one class with the Common Stock and any other capital stock on all matters submitted to a vote of stockholders of the Combined Company.


     The offer and sale of the Preferred Shares issuable upon exercise of the Rights will be registered with the Commission and such registration will not be effective until the Rights become exercisable.

     The number of one one-thousandths of a Preferred Share or other securities or property issuable upon exercise of the Rights, and the Purchase Price payable, are subject to customary adjustments from time to time to prevent dilution.

     The number of outstanding Rights and the number of one one-thousandths of a Preferred Share issuable upon exercise of each Right are also subject to adjustment in the event of a stock split of the Common Stock or a stock dividend on the Common Stock payable in Common Stock or a subdivision, consolidation or combination of the Common Stock occurring, in any such case, prior to the Distribution Date.


     At any time after the acquisition by a person or group of affiliated or associated persons of beneficial ownership of 20% or more of the outstanding Voting Shares of the Combined Company and before the acquisition by a person or group of 50% or more of the outstanding Voting Shares of the Combined Company, the Board of Directors may, at its option, issue Common Stock in mandatory redemption of, and in exchange for, all or part of the then outstanding and exercisable Rights (other than Rights owned by such person or group which would become null and void) at an exchange ratio of one share of Common Stock (or one one-thousandth of a Preferred Share) for each two shares of Common Stock for which each Right is then exercisable, subject to adjustment.



     At any time prior to the first public announcement that a person or group has become the beneficial owner of 20% or more of the outstanding Voting Shares, the Board of Directors of the Combined Company may redeem all but not less than all the then outstanding Rights at a price of $0.01 per Right (the "Redemption Price"). The redemption of the Rights may be made effective at such time, on such basis and with such conditions as the Board of Directors in its sole discretion may establish. Immediately upon the action of the Board of Directors ordering redemption of the Rights, the right to exercise the Rights will terminate and the only right of the holders of Rights will be to receive the Redemption Price.



     Until a Right is exercised, the holder thereof, as such, will have no rights as a stockholder of the Combined Company, including, without limitation, the right to vote or to receive dividends.



     The terms of the Rights may be amended by the Board of Directors of the Combined Company without the consent of the holders of the Rights, including an amendment to extend the Final Expiration Date, and, provided a Distribution Date has not occurred, to extend the period during which the Rights may be redeemed, except that after the first public announcement that a person or group has become the beneficial owner of 20% or more of the outstanding Voting Shares, no such amendment may materially and adversely affect the interests of the holders of the Rights.



     The Rights have certain anti-takeover effects. The Rights will cause substantial dilution to a person or group that attempts to acquire the Combined Company on terms not determined by the Board of Directors to be in the best interests of all stockholders. The Rights will not interfere with a merger or other business combination approved by the Board of Directors, prior to the time that a person or group has acquired beneficial ownership of 20% or more of the Common Stock, since the rights may be redeemed by the Combined Company prior to that time.


LIMITATION OF LIABILITY OF OFFICERS AND DIRECTORS -- INDEMNIFICATION


     Delaware law authorizes corporations to limit or eliminate the personal liability of officers and directors to corporations and their stockholders for monetary damages for breach of officers' and directors' fiduciary duty of care. The duty of care requires that, when acting on behalf of the corporation, officers and directors must exercise an informed business judgment based on all material information reasonably available to them. Absent the limitations authorized by Delaware law, officers and directors are accountable to corporations and their stockholders for monetary damages for conduct constituting gross negligence in the exercise of their duty of care. Delaware law enables corporations to limit available relief to equitable remedies such as injunction or rescission. The Charter limits the liability of officers and directors of the Combined Company to the Combined Company or its stockholders to the fullest extent permitted by Delaware law. Specifically, officers and directors of the Combined Company will not be personally liable for monetary damages for breach of an officer's or director's fiduciary duty in such capacity, except for liability (i) for any breach of the officer's or director's duty of loyalty to the Combined Company or its stockholders, (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (iii) for unlawful payments of dividends or unlawful stock repurchases or redemptions as provided in Section 174 of the Delaware General Corporation Law, or (iv) for any transaction from which the officer and director derived an improper personal benefit.



     The inclusion of this provision in the Charter may have the effect of reducing the likelihood of derivative litigation against officers and directors, and may discourage or deter stockholders or management from bringing a lawsuit against officers and directors for breach of their duty of care, even though such an action, if successful, might otherwise have benefitted the Combined Company and its stockholders. Both the Combined Company's Charter and Bylaws provide indemnification to the Combined Company's officers and directors and certain other persons with respect to certain matters to the maximum extent allowed by Delaware law as it exists now or may hereafter be amended. These provisions do not alter the liability of officers and directors under federal securities laws and do not affect the right to sue (nor to recover monetary damages) under federal securities laws for violations thereof.


TRANSFER AGENT AND REGISTRAR


     The transfer agent and registrar of the Common Stock, as well as the rights agent under the Rights Plan is Chase Mellon Shareholder Services, L.L.C.


                        SHARES ELIGIBLE FOR FUTURE SALE


     Upon consummation of the Acquisitions and completion of the Offering, assuming no exercise of the Underwriters' over-allotment option, the Combined Company will have 14,002,026 shares of Common Stock outstanding (14,722,026 shares if the Underwriters' over-allotment option is exercised in full). Of these outstanding shares of Common Stock, the 4,800,000 shares sold in the Offering (5,520,000 shares if the Underwriters' over-allotment option is exercised in full) will be freely tradeable without restriction unless acquired by affiliates of the Combined Company. None of the remaining 9,202,026 outstanding shares of Common Stock have been registered under the Securities Act, which means that they may be resold publicly only upon registration under the Securities Act or in compliance with an exemption from the registration requirements of the Securities Act, including the exemption provided by Rule 144 thereunder.



     In general, under Rule 144 as currently in effect, if one year has elapsed since the later of the date of the acquisition of restricted shares of Common Stock from either the Combined Company or any affiliate of the Combined Company, the acquiror or subsequent holder thereof may sell, within any three month period commencing 90 days after the date of this Prospectus, a number of shares that does not exceed the greater of 1% of the then outstanding shares of the Common Stock (140,023 shares upon completion of the Offering), or the average weekly trading volume of the Common Stock on the New York Stock Exchange during the four calendar weeks preceding the date on which notice of the proposed sale is sent to the Commission. Sales under Rule 144 are also subject to certain manner of sale provisions, notice requirements and the availability of current public information about the Combined Company. If two years have elapsed since the later of the date of the acquisition of restricted shares of Common Stock from the Combined Company or any affiliate of the Combined Company, a person who is not deemed to have been an affiliate of the Combined Company at any time for 90 days preceding a sale would be entitled to sell such shares under Rule 144 without regard to the volume limitations, manner of sale provisions or notice requirements.



     Pursuant to the Stock Purchase Agreements entered into in connection with the Acquisitions, each of the stockholders of the Founding Companies, other than the Selling Stockholder to the extent of the shares to be sold by him in the Offering, has agreed with the Combined Company not to sell the shares of Common Stock that they receive in the Acquisitions for a period of two years after the date of consummation of the Acquisitions. In addition, pursuant to an Underwriting Agreement between the

Combined Company, the Selling Stockholder and the Underwriters, the Combined Company and its officers, directors and stockholders who beneficially own 9,202,026 shares of Common Stock in the aggregate have agreed not to sell or otherwise dispose of any shares of Common Stock and certain other securities of the Combined Company for a period of 180 days after the date of this Prospectus without the prior written consent of the representatives. See "Underwriting".



     Prior to the Offering, there has been no public market for the Common Stock. No prediction can be made regarding the effect, if any, that public sales of shares of Common Stock or the availability of shares for sale will have on the market price of the Common Stock after the Offering. Sales of substantial amounts of the Common Stock in the public market following the Offering, or the perception that such sales may occur, could adversely affect the market price of the Common Stock and could impair the ability of the Combined Company to raise capital through sales of its equity securities.


                            VALIDITY OF COMMON STOCK


     The validity of the shares of Common Stock offered hereby is being passed upon for the Combined Company and the Selling Stockholder by Vinson & Elkins L.L.P., Houston, Texas, and for the Underwriters by Sullivan & Cromwell, New York, New York. John S. Watson, the Secretary of the Combined Company, is a partner of Vinson & Elkins L.L.P.


                                    EXPERTS

     The audited financial statements included in this Prospectus have been audited by Arthur Andersen LLP, independent public accountants, as indicated in their reports with respect thereto, and are included herein in reliance upon the authority of said firm as experts in giving said reports.

                             AVAILABLE INFORMATION


     The Combined Company has not previously been subject to the reporting requirements of the Securities Exchange Act of 1934, as amended. The Combined Company has filed with the Securities and Exchange Commission (the "Commission") a Registration Statement on Form S-1 (the "Registration Statement") under the Securities Act, with respect to the offer and sale of Common Stock pursuant to this Prospectus. This Prospectus, filed as a part of the Registration Statement, does not contain all of the information set forth in the Registration Statement or the exhibits and schedules thereto in accordance with the rules and regulations of the Commission and reference is hereby made to such omitted information. Statements made in this Prospectus concerning the contents of any contract, agreement or other document filed as an exhibit to the Registration Statement are summaries of the terms of such contracts, agreements or documents and are not necessarily complete. Reference is made to each such exhibit for a more complete description of the matters involved and such statements shall be deemed qualified in their entirety by such reference. The Registration Statement and the exhibits and schedules thereto filed with the Commission may be inspected, without charge, and copies may be obtained at prescribed rates, at the public reference facility maintained by the Commission at its principal office at Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549 and at the regional offices of the Commission located at Seven World Trade Center, 13th Floor, New York, New York 10048 and Northwestern Atrium Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661. The Commission also maintains a Website (http://www.sec.gov) that contains reports, proxy and information statements and other information regarding registrants that file electronically with the Commission. For further information pertaining to the Common Stock offered by this Prospectus and the Combined Company, reference is made to the Registration Statement.



     The Combined Company intends to furnish to its stockholders annual reports containing audited financial statements certified by independent auditors and quarterly reports for the first three quarters of each fiscal year containing unaudited financial statements.

                            INDEX TO FINANCIAL PAGES


Group 1 Automotive, Inc. -- Pro Forma Financial Information
  Unaudited Pro Forma Combined Financial Statements -- Basis
     of Presentation........................................   F-2
  Pro Forma Combined Statement of Operations December 31,
     1996...................................................   F-3
  Pro Forma Combined Balance Sheet -- June 30, 1997.........   F-4
  Pro Forma Combined Statement of Operations -- June 30,
     1997...................................................   F-5
  Notes to Pro Forma Financial Statements...................   F-6
Group 1 Automotive, Inc. -- Financial Statements
  Report of Independent Public Accountants..................  F-10
  Balance Sheets............................................  F-11
  Statements of Operations..................................  F-12
  Statements of Stockholders' Equity (Deficit)..............  F-13
  Statements of Cash Flows..................................  F-14
  Notes to Financial Statements.............................  F-15
Howard Group -- Combined Financial Statements
  Report of Independent Public Accountants..................  F-20
  Combined Balance Sheets...................................  F-21
  Combined Statements of Operations.........................  F-22
  Combined Statements of Stockholders' Equity...............  F-23
  Combined Statements of Cash Flows.........................  F-24
  Notes to Combined Financial Statements....................  F-25
McCall Group -- Combined Financial Statements
  Report of Independent Public Accountants..................  F-35
  Combined Balance Sheets...................................  F-36
  Combined Statements of Operations.........................  F-37
  Combined Statements of Stockholders' Deficit..............  F-38
  Combined Statements of Cash Flows.........................  F-39
  Notes to Combined Financial Statements....................  F-40
Smith Group -- Combined Financial Statements
  Report of Independent Public Accountants..................  F-52
  Combined Balance Sheets...................................  F-53
  Combined Statements of Operations.........................  F-54
  Combined Statements of Stockholders' Equity...............  F-55
  Combined Statements of Cash Flows.........................  F-56
  Notes to Combined Financial Statements....................  F-57

                 GROUP 1 AUTOMOTIVE, INC., AND FOUNDING GROUPS

               UNAUDITED PRO FORMA COMBINED FINANCIAL STATEMENTS
                             BASIS OF PRESENTATION
                                  (UNAUDITED)

     The following unaudited pro forma combined financial statements give effect to the acquisitions by Group 1 Automotive, Inc. (Group 1), of substantially all of the net assets of (a) Howard Group (Howard), (b) McCall Group (McCall), (c) Smith Group (Smith) and (d) Kingwood Group (Kingwood), (together, the Founding Groups). Group 1 and the Founding Groups are hereinafter referred to as the Company. The acquisitions (the Acquisitions) will occur simultaneously with the closing of Group 1's initial public offering (the Offering) and will be accounted for using the purchase method of accounting. Howard, one of the Founding Groups, has been identified as the acquiror for financial statement presentation purposes. The unaudited pro forma combined financial statements also give effect to the issuance of Common Stock, which will be issued by Group 1 to the sellers of the Founding Groups upon the effectiveness of the Offering. These statements are based on the historical financial statements of the Founding Groups included elsewhere in this Prospectus (except Kingwood) and the estimates and assumptions set forth below and in the notes to the unaudited pro forma combined financial statements.


     The unaudited pro forma combined balance sheet gives effect to these transactions (the Acquisitions and the Offering) as if they had occurred on June 30, 1997. The unaudited pro forma combined statements of operations give effect to these transactions as if they had occurred at the beginning of each period presented.


     The pro forma adjustments are based on preliminary estimates, available information and certain assumptions that management deems appropriate. The unaudited pro forma combined financial data presented herein do not purport to represent what the Company's financial position or results of operations would have actually been had such events occurred at the beginning of the periods presented, as assumed, or to project the Company's financial position or results of operations for any future period or the future results of the Founding Groups. The unaudited pro forma combined financial statements should be read in conjunction with the other financial statements and notes thereto included elsewhere in this Prospectus. Also see "Risk Factors" included elsewhere herein.

                  GROUP 1 AUTOMOTIVE, INC. AND FOUNDING GROUPS

                   PRO FORMA COMBINED STATEMENT OF OPERATIONS
                      FOR THE YEAR ENDED DECEMBER 31, 1996


                                               GROUP 1       HOWARD         MCCALL         SMITH        KINGWOOD        TOTAL
                                               --------   ------------   ------------   ------------   -----------   ------------
REVENUES:
New vehicle sales............................  $    --    $164,978,710   $166,381,686   $124,173,950   $13,783,723   $469,318,069
Used vehicle sales...........................       --      88,477,330     90,895,516     60,579,545    18,074,591    258,026,982
Parts & service sales........................       --      21,173,371     24,454,187     28,630,577     2,925,513     77,183,648
Other dealership revenues, net...............       --       7,386,747      6,810,908      4,895,329     1,165,553     20,258,537
                                               --------   ------------   ------------   ------------   -----------   ------------
    Total revenues...........................       --     282,016,158    288,542,297    218,279,401    35,949,380    824,787,236
COST OF SALES................................       --     244,396,047    249,560,060    189,169,263    30,640,004    713,765,374
                                               --------   ------------   ------------   ------------   -----------   ------------
    Gross Profit.............................       --      37,620,111     38,982,237     29,110,138     5,309,376    111,021,862
GOODWILL AMORTIZATION........................       --          36,982             --         67,015            --        103,997
SELLING, GENERAL AND ADMINISTRATIVE
  EXPENSES...................................   95,008      30,731,251     35,072,460     23,643,889     3,997,111     93,539,719
                                               --------   ------------   ------------   ------------   -----------   ------------
    Income (loss) from operations............  (95,008)      6,851,878      3,909,777      5,399,234     1,312,265     17,378,146
OTHER INCOME AND EXPENSE
Interest expense, net........................       --      (1,193,810)    (2,747,719)    (1,710,157)     (439,164)    (6,090,850)
Other Income (expense), net..................       --         (69,328)       (45,094)       222,470        66,957        175,005
                                               --------   ------------   ------------   ------------   -----------   ------------
    INCOME (LOSS) BEFORE INCOME TAXES........  (95,008)      5,588,740      1,116,964      3,911,547       940,058     11,462,301
PROVISION FOR INCOME TAXES...................                  381,752        177,772        677,751        41,015      1,278,290
                                               --------   ------------   ------------   ------------   -----------   ------------
    NET INCOME (LOSS)........................  $(95,008)  $  5,206,988   $    939,192   $  3,233,796   $   899,043   $ 10,184,011
                                               ========   ============   ============   ============   ===========   ============


                                                PRO FORMA                     % OF
                                               ADJUSTMENTS    PRO FORMA     REVENUES
                                               -----------   ------------   --------
REVENUES:
New vehicle sales............................  $       --    $469,318,069      56.8%
Used vehicle sales...........................          --     258,026,982      31.3%
Parts & service sales........................          --      77,183,648       9.3%
Other dealership revenues, net...............    (858,864)     21,117,401       2.6%
                                               -----------   ------------    ------
    Total revenues...........................    (858,864)    825,646,100    100.00%
COST OF SALES................................    (992,988)    712,772,386      86.3%
                                               -----------   ------------    ------
    Gross Profit.............................  (1,851,852)    112,873,714      13.7%
GOODWILL AMORTIZATION........................     749,359         853,356       0.1%
SELLING, GENERAL AND ADMINISTRATIVE
  EXPENSES...................................      26,013      93,565,732      11.4%
                                               -----------   ------------    ------
    Income (loss) from operations............  (1,076,480)     18,454,626       2.2%
OTHER INCOME AND EXPENSE
Interest expense, net........................  (2,754,451)     (3,336,399)    (0.3)%
Other Income (expense), net..................          --         175,005       0.0%
                                               -----------   ------------    ------
    INCOME (LOSS) BEFORE INCOME TAXES........  (3,830,931)     15,293,232       1.9%
PROVISION FOR INCOME TAXES...................   5,058,533       6,336,823       0.8%
                                               -----------   ------------    ------
    NET INCOME (LOSS)........................  $1,227,602    $  8,956,409       1.1%
                                               ===========   ============    ======
                                        Earnings Per Share   $        .64
                                                             ============


              The accompanying notes are an integral part of these
                    pro forma combined financial statements

                  GROUP 1 AUTOMOTIVE, INC. AND FOUNDING GROUPS

                        PRO FORMA COMBINED BALANCE SHEET

                                 JUNE 30, 1997

                                  (UNAUDITED)


                                      GROUP 1       HOWARD        MCCALL         SMITH       KINGWOOD        TOTAL
                                     ----------   -----------   -----------   -----------   -----------   ------------
CURRENT ASSETS:
 Cash and cash equivalents.........  $   10,344   $ 1,030,453   $   253,068   $ 1,645,219   $   970,177   $  3,909,261
 Contracts in transit..............          --     8,906,200    10,174,334     7,760,038       966,685     27,807,257
 Accounts receivable, net..........          --     6,200,606     2,689,166     4,876,051       613,847     14,379,670
 Due from affiliates...............          --            --     1,062,854            --            --      1,062,854
 Inventories.......................          --    45,202,216    15,025,873    33,099,771     5,806,901     99,134,761
 Notes receivable, net.............          --            --       340,523            --       482,683        823,206
 Prepaid expenses..................          --       889,780       151,675       641,495       171,133      1,854,083
 Deferred income tax benefit.......          --            --     1,735,044       182,081        35,967      1,953,092
                                     ----------   -----------   -----------   -----------   -----------   ------------
       Total current assets........      10,344    62,229,255    31,432,537    48,204,655     9,047,393    150,924,184
PROPERTY AND EQUIPMENT, net........      52,480     3,820,115     3,924,236     9,935,715     4,299,315     22,031,861
NOTES RECEIVABLE...................          --       513,585            --            --       891,578      1,405,163
DEFERRED INCOME TAX BENEFIT........          --            --       104,882            --            --        104,882
GOODWILL, net......................          --     1,436,473            --     2,281,636       330,004      4,048,113
OTHER ASSETS.......................   2,783,868       731,069     1,887,640       550,452        48,369      6,001,398
                                     ----------   -----------   -----------   -----------   -----------   ------------
       Total assets................   2,846,692    68,730,497    37,349,295    60,972,458    14,616,659    184,515,601
                                     ==========   ===========   ===========   ===========   ===========   ============
CURRENT LIABILITIES:
 Floor plan notes payable..........          --    37,816,102    20,216,458    33,522,252     5,945,717     97,500,529
 Current maturities of long-term
   debt............................          --        21,659        78,736     1,034,180       171,288      1,305,863
 Due to affiliates.................   1,067,384            --     1,082,574            --            --      2,149,958
 Deferred income taxes.............          --       401,972            --            --            --        401,972
 Accounts payable and accrued
   expenses........................   3,466,325    18,864,797    15,732,890     9,272,030     1,340,850     48,676,892
                                     ----------   -----------   -----------   -----------   -----------   ------------
       Total current liabilities...   4,533,709    57,104,530    37,110,658    43,828,462     7,457,855    150,035,214
LONG-TERM DEBT, net of current
 maturities........................          --       153,661       576,330     4,493,037     2,996,756      8,219,784
LONG-TERM DEFERRED INCOME TAXES....          --        58,604            --       197,611         8,288        264,503
OTHER LONG-TERM LIABILITIES........          --       586,724       412,124            --       594,641      1,593,489
COMMITMENTS AND CONTINGENCIES......          --            --            --            --            --             --
STOCKHOLDERS' EQUITY (DEFICIT):
 Common stock......................       4,500       491,500        71,278         3,090         2,756        573,124
 Additional paid-in capital........       4,995     6,622,802     3,222,043     6,369,228       919,325     17,138,393
 Treasury stock, at cost...........           0      (808,798)           --      (395,297)           --     (1,204,095)
 Retained earnings (deficit).......  (1,696,512)    4,521,474    (4,043,138)    6,476,327     2,637,038      7,895,189
                                     ----------   -----------   -----------   -----------   -----------   ------------
       Total stockholders' equity
         (deficit).................  (1,687,017)   10,826,978      (749,817)   12,453,348     3,559,119     24,402,611
                                     ----------   -----------   -----------   -----------   -----------   ------------
       Total liabilities and
         stockholders' equity......   2,846,692    68,730,497    37,349,295    60,972,458    14,616,659    184,515,601
                                     ==========   ===========   ===========   ===========   ===========   ============

                                                                      POST
                                      PRO FORMA                      MERGER           AS
                                     ADJUSTMENTS    PRO FORMA     ADJUSTMENTS      ADJUSTED
                                     -----------   ------------   ------------   ------------
CURRENT ASSETS:
 Cash and cash equivalents.........  $(3,909,261)  $         --   $  4,157,000   $  4,157,000
 Contracts in transit..............          --      27,807,257             --     27,807,257
 Accounts receivable, net..........          --      14,379,670             --     14,379,670
 Due from affiliates...............  (1,062,854)             --             --             --
 Inventories.......................   8,124,770     107,259,531             --    107,259,531
 Notes receivable, net.............          --         823,206             --        823,206
 Prepaid expenses..................          --       1,854,083             --      1,854,083
 Deferred income tax benefit.......  (1,953,092)             --             --             --
                                     -----------   ------------   ------------   ------------
       Total current assets........   1,199,563     152,123,747      4,157,000    156,280,747
PROPERTY AND EQUIPMENT, net........  (2,000,000)     20,031,861             --     20,031,861
NOTES RECEIVABLE...................          --       1,405,163             --      1,405,163
DEFERRED INCOME TAX BENEFIT........    (104,882)             --             --             --
GOODWILL, net......................  27,878,608      31,926,721             --     31,926,721
OTHER ASSETS.......................  (1,067,383)      4,934,015     (4,168,868)       765,147
                                     -----------   ------------   ------------   ------------
       Total assets................  25,905,906     210,421,507        (11,868)   210,409,639
                                     ===========   ============   ============   ============
CURRENT LIABILITIES:
 Floor plan notes payable..........          --      97,500,529     34,763,632     62,736,897
 Current maturities of long-term
   debt............................          --       1,305,863             --      1,305,863
 Due to affiliates.................  (3,550,043)      5,700,001      5,450,000        250,001
 Deferred income taxes.............     377,975          23,997             --         23,997
 Accounts payable and accrued
   expenses........................     532,541      48,144,351      3,435,868     44,708,483
                                     -----------   ------------   ------------   ------------
       Total current liabilities...  (2,639,527)    152,674,741     43,649,500    109,025,241
LONG-TERM DEBT, net of current
 maturities........................          --       8,219,784             --      8,219,784
LONG-TERM DEFERRED INCOME TAXES....    (179,177)        443,680             --        443,680
OTHER LONG-TERM LIABILITIES........          --       1,593,489             --      1,593,489
COMMITMENTS AND CONTINGENCIES......          --              --             --             --
STOCKHOLDERS' EQUITY (DEFICIT):
 Common stock......................     477,385          95,739        (44,281)       140,020
 Additional paid-in capital........  (34,311,056)    51,449,449    (43,593,351)    95,042,800
 Treasury stock, at cost...........  (1,204,095)             --
 Retained earnings (deficit).......  11,950,564      (4,055,375)            --     (4,055,375)
                                     -----------   ------------   ------------   ------------
       Total stockholders' equity
         (deficit).................  (23,087,202)    47,489,813    (43,637,632)    91,127,445
                                     -----------   ------------   ------------   ------------
       Total liabilities and
         stockholders' equity......  (25,905,906)   210,421,507         11,868    210,409,639
                                     ===========   ============   ============   ============


              The accompanying notes are an integral part of these
                    pro forma combined financial statements

                  GROUP 1 AUTOMOTIVE, INC. AND FOUNDING GROUPS

                   PRO FORMA COMBINED STATEMENT OF OPERATIONS

                     FOR THE SIX MONTHS ENDED JUNE 30, 1997

                                  (UNAUDITED)


                                        GROUP 1        HOWARD         MCCALL         SMITH        KINGWOOD        TOTAL
                                      -----------   ------------   ------------   ------------   -----------   ------------
REVENUES:
New vehicle sales...................  $        --   $ 84,922,460   $ 81,608,967   $ 75,203,290   $10,094,813   $251,829,530
Used vehicle sales..................           --     54,353,896     49,796,182     35,153,070     9,264,009    148,567,157
Parts & service sales...............           --     10,762,746     12,304,906     14,081,839     1,250,878     38,400,369
Other dealership revenues, net......           --      4,006,206      3,242,694      3,020,378       634,250     10,903,528
                                      -----------   ------------   ------------   ------------   -----------   ------------
    Total revenues..................           --    154,045,308    146,952,749    127,458,577    21,243,950    449,700,584
COST OF SALES.......................           --    134,130,539    127,275,652    109,913,986    18,275,231    389,595,408
                                      -----------   ------------   ------------   ------------   -----------   ------------
    Gross Profit....................           --     19,914,769     19,677,097     17,544,591     2,968,719     60,105,176
GOODWILL AMORTIZATION...............           --         20,360             --         28,008         4,176         52,544
SELLING, GENERAL AND ADMINISTRATIVE
  EXPENSES..........................    1,572,250     16,432,893     17,545,957     13,817,849     2,415,797     51,784,746
                                      -----------   ------------   ------------   ------------   -----------   ------------
    Income (loss) from operations...   (1,572,250)     3,461,516      2,131,140      3,698,734       548,746      8,267,886
OTHER INCOME AND EXPENSE
Interest expense, net...............      (25,155)      (807,954)      (503,525)      (940,371)      (93,016)    (2,370,021)
Other income (expense), net.........          396         34,079        (34,029)       (19,035)           --        (18,589)
                                      -----------   ------------   ------------   ------------   -----------   ------------
    INCOME (LOSS) BEFORE INCOME
      TAXES.........................   (1,597,009)     2,687,641      1,593,586      2,739,328       455,730      5,879,276
PROVISION (BENEFIT) FOR INCOME
  TAXES.............................           --        165,617        637,435        531,563        20,508      1,355,123
                                      -----------   ------------   ------------   ------------   -----------   ------------
    NET INCOME (LOSS)...............  $(1,597,009)  $  2,522,024   $    956,151   $  2,207,765   $   435,222   $  4,524,153
                                      ===========   ============   ============   ============   ===========   ============


                                       PRO FORMA                     % OF
                                      ADJUSTMENTS    PRO FORMA     REVENUES
                                      -----------   ------------   --------
REVENUES:
New vehicle sales...................  $       --    $251,829,530     55.9%
Used vehicle sales..................          --     148,567,157     33.0%
Parts & service sales...............          --      38,400,369      8.5%
Other dealership revenues, net......    (642,019)     11,545,547      2.6%
                                      -----------   ------------    -----
    Total revenues..................    (642,019)    450,342,603    100.0%
COST OF SALES.......................    (502,636)    389,092,772     86.4%
                                      -----------   ------------    -----
    Gross Profit....................  (1,144,655)     61,249,831     13.6%
GOODWILL AMORTIZATION...............     346,540         399,084      0.1%
SELLING, GENERAL AND ADMINISTRATIVE
  EXPENSES..........................    (891,987)     50,892,759     11.3%
                                      -----------   ------------    -----
    Income (loss) from operations...  (1,690,102)      9,957,988      2.2%
OTHER INCOME AND EXPENSE
Interest expense, net...............  (1,390,545)       (979,476)     0.2%
Other income (expense), net.........          --         (18,589)     0.0
                                      -----------   ------------    -----
    INCOME (LOSS) BEFORE INCOME
      TAXES.........................  (3,080,647)      8,959,923      2.0%
PROVISION (BENEFIT) FOR INCOME
  TAXES.............................   2,341,686       3,696,809      0.8%
                                      -----------   ------------    -----
    NET INCOME (LOSS)...............  $ (738,961)   $  5,263,114      1.2%
                                      ===========   ============    =====
                               Earnings Per Share   $       0.37
                                                    ============


              The accompanying notes are an integral part of these
                    pro forma combined financial statements

                  GROUP 1 AUTOMOTIVE, INC. AND FOUNDING GROUPS

                NOTES TO PRO FORMA COMBINED FINANCIAL STATEMENTS

1. GROUP 1 AUTOMOTIVE, INC.

     Group 1 Automotive, Inc. has conducted no operations to date and will acquire the Founding Groups immediately prior to the closing of the Offering.

2. BASIS OF PRESENTATION


     The pro forma combined financial statements give effect to the acquisitions by Group 1 Automotive, Inc. (Group 1), of substantially all of the net assets of
(a) Howard Group (Howard), (b) McCall Group (McCall), (c) Smith Group (Smith) and (d) Kingwood Group (Kingwood), (together, the Founding Groups) and the initial public offering of 4,428,136 shares of the common stock of Group 1. Group 1 and the Founding Groups are hereinafter referred to as the Company. These acquisitions (the Acquisitions) will occur immediately prior to the closing of Group 1's public offering (the Offering) and will be accounted for using the purchase method of accounting. Howard, one of the Founding Groups, has been identified as the acquiror for financial statement presentation purposes in accordance with SAB No. 97 as it will hold the single largest voting interest subsequent to the Acquisitions. The pro forma combined financial statements also give effect to the issuance of Common Stock, which will be issued by Group 1 to the sellers of the Founding Groups immediately prior to the Offering. These statements are based on the historical financial statements of the Founding Groups included elsewhere in this Prospectus (except Kingwood, which has been excluded as it is not a significant subsidiary under SAB No. 80) and the estimates and assumptions set forth below.



     The pro forma combined balance sheet gives effect to these transactions (the Acquisitions and the Offering) as if they had occurred on June 30, 1997. The pro forma combined statements of operations for the year ended December 31, 1996 and the six months ended June 30, 1997 give effect to these transactions as if they had occurred at the beginning of the periods (January 1, 1996 and January 1, 1997, respectively).


3. CONSIDERATION PAID TO FOUNDING GROUPS

     The following table sets forth for each Founding Group the consideration to be paid its common stockholders in shares of Common Stock.


                                          SHARES       FAIR VALUE(1)
                                         ---------     -------------
Howard Group...........................  3,619,278     $
McCall Group...........................  2,318,826
Smith Group............................  2,725,933
Kingwood Group.........................    459,853
                                         ---------     ------------
          Total........................  9,123,890     $
                                         =========     ============


---------------

(1) Excludes $2.3 million and $3.1 million in cash consideration to be paid to Howard and Kingwood Groups, respectively.


     The holders of approximately 8,752,026 shares of Common Stock issued in payment of the Acquisitions have agreed not to offer, sell or otherwise dispose of any of those shares for a period of two years after the Offering and do not have registration rights. The fair value of these shares reflects this restriction. The remaining 371,864 shares of Common Stock issued in payment of the Acquisitions will be sold by a shareholder at the date of the offering, and accordingly, the value of those shares has not been adjusted from the Offering price.



     Based upon management's preliminary analysis, it is anticipated that the historical carrying value of the Founding Groups' assets and liabilities will approximate fair value. The amount of goodwill subse-

                  GROUP 1 AUTOMOTIVE, INC. AND FOUNDING GROUPS quent to the Acquisitions is $31.9 million, with $30.5 million attributable to the acquisitions, and $1.4 million attributable to the existing goodwill of the Howard Group, the accounting acquiror. The Company will use an estimated life of 40 years for the amortization of goodwill. Management of Group 1 has not identified any other material tangible or identifiable intangible assets of the Founding Groups to which a portion of the purchase price could reasonably be allocated.



4. PRO FORMA COMBINED STATEMENT OF OPERATIONS ADJUSTMENTS FOR THE YEAR ENDED DECEMBER 31, 1996 AND THE SIX MONTHS ENDED JUNE 30, 1997:



     The following tables set forth the components of the pro forma statement of operations adjustments:



                                                                        DECEMBER 31, 1996
                                           ---------------------------------------------------------------------------
                                               (A)         (B)         (C)          (D)          (E)          TOTAL
                                           -----------   --------   ---------   -----------   ----------   -----------
Other dealership revenues, net...........  $  (858,864)  $          $           $             $            $  (858,864)
Cost of sales............................     (992,988)                                                       (992,988)
Goodwill amortization....................                 749,359                                              749,359
Selling, general and administrative
  expenses...............................                              26,013                                   26,013
Interest expense, net....................                                        (2,754,451)                (2,754,451)
Provision for income taxes...............                                                      5,058,533     5,058,533
                                           -----------   --------   ---------   -----------   ----------   -----------
                                           $(1,851,852)  $749,359   $  26,013   $(2,754,451)  $5,058,533   $ 1,227,602
                                           ===========   ========   =========   ===========   ==========   ===========



                                                                          JUNE 30, 1997
                                           ---------------------------------------------------------------------------
                                               (A)         (B)         (C)          (D)          (E)          TOTAL
                                           -----------   --------   ---------   -----------   ----------   -----------
Other dealership revenues, net...........  $  (642,019)  $          $           $             $            $  (642,019)
Cost of sales............................     (502,636)                                                       (502,636)
Goodwill amortization....................                 346,540                                              346,540
Selling, general and administrative
  expenses...............................                            (891,987)                                (891,987)
Interest expense, net....................                                        (1,390,545)                (1,390,545)
Provision for income taxes...............                                                      2,341,686     2,341,686
                                           -----------   --------   ---------   -----------   ----------   -----------
                                           $(1,144,655)  $346,540   $(891,987)  $(1,390,545)  $2,341,686   $  (738,961)
                                           ===========   ========   =========   ===========   ==========   ===========



     (a) Records increases in revenues and decreases in cost of sales related to certain third party products sold by the dealerships. The owners of one of the Founding Groups currently have agreements in place which increase the cost of these products, and the amounts withheld are paid directly to the owners of the Founding Groups. Upon completion of the Offering, such agreements will be terminated and the dealerships will recognize an immediate increase in revenues and decreases in cost of sales related to the products sold. The adjustments were determined based on the actual cash payments to the owners during the period.



     (b) Records the pro forma goodwill amortization expense over an estimated useful life of 40 years.



     (c) Adjusts compensation expense and management fees to the level that certain management employees and owners of the Founding Groups will contractually receive subsequent to the closing of the Acquisitions, and records estimated incremental corporate overhead costs based on the corporate budget of Group 1 and actual costs incurred during the period.



     (d) Records the pro forma decrease in interest expense resulting from the repayment of floorplan obligations with proceeds from the offering.



     (e) Records the incremental provision for federal and state income taxes relating to the compensation differential, S corporation income and other pro forma adjustments.

                  GROUP 1 AUTOMOTIVE, INC. AND FOUNDING GROUPS

5. UNAUDITED PRO FORMA COMBINED BALANCE SHEET ADJUSTMENTS:


     The following tables set forth the components of the pro forma and post merger adjustments as of June 30, 1997:



  Pro Forma Adjustments



                                                                                                           PRO FORMA
                             (A)            (B)           (C)           (D)          (E)         (F)      ADJUSTMENTS
                         ------------   -----------   -----------   -----------   ---------   ---------   ------------
ASSETS:
Cash and cash
  equivalents..........  $              $(5,889,541)  $   (19,720)  $ 2,000,000   $           $           $ (3,909,261)
Due from affiliates....                                (1,062,854)                                          (1,062,854)
Inventories............     8,124,770                                                                        8,124,770
Deferred income tax
  benefit..............    (2,036,242)                                                           83,150     (1,953,092)
Property and equipment,
  net..................                                              (2,000,000)                            (2,000,000)
Deferred income tax
  benefit..............      (104,882)                                                                        (104,882)
Goodwill, net..........    27,021,608       857,000                                                         27,878,608
Other assets...........    (1,067,383)                                                                      (1,067,383)
LIABILITIES AND
  STOCKHOLDERS EQUITY:
Due to affiliates......    (4,632,617)                  1,082,574                                           (3,550,043)
Deferred income
  taxes................       377,975                                                                          377,975
Accounts Payable and
  accrued expenses.....                     532,541                                                            532,541
Long-term deferred
  income taxes.........       (78,077)                                                         (101,100)      (179,177)
Common stock...........       477,385                                                                          477,385
Additional paid-in
  capital..............   (33,578,669)                                             (732,387)               (34,311,056)
Treasury stock, at
  cost.................    (1,204,095)                                                                      (1,204,095)
Retained earnings
  (deficit)............     6,700,227     4,500,000                                 732,387      17,950     11,950,564
                         ------------   -----------   -----------   -----------   ---------   ---------   ------------
                         $         --   $        --   $        --   $        --   $      --   $      --   $         --
                         ============   ===========   ===========   ===========   =========   =========   ============



     (a) Records the acquisition of the Founding Groups in exchange for the common stock of Group 1 and the accrued cash portion of the purchase price to be paid from the offering proceeds, and the goodwill to be recorded after the adjustment of the basis of certain assets and liabilities upon allocation of purchase price (including amounts attributable to deferred tax assets and liabilities and the conversion from the last-in, first out method of inventory pricing to specific identification).



     (b) Records distribution of three Founding Groups' S Corporation Accumulated Adjustment Accounts.



     (c) Records the settlement of certain related party payables and receivables by owners of the Founding Groups.



     (d) Records the sale of certain nonoperating assets to one of the owners of a Founding Group at a price that approximates market.



     (e) Records the effect of personal shares of stock granted to employees by an owner of a Founding Group as consideration for prior services at the initial public offering price.

                  GROUP 1 AUTOMOTIVE, INC. AND FOUNDING GROUPS

     (f) Records the conversion of S-Corporations of the accounting acquiror to C-Corporations upon completion of the Acquisitions.



  Post Merger Adjustments



                                       (G)            (H)           (I)           TOTAL
                                   ------------   -----------   ------------   ------------
Cash and cash equivalents........  $ 44,370,632   $(5,450,000)  $(34,763,632)  $  4,157,000
Other assets.....................    (4,168,868)                                 (4,168,868)
Floor plan notes payable.........                                 34,763,632     34,763,632
Due to affiliates................                   5,450,000                     5,450,000
Accounts payable and accrued
  expenses.......................     3,435,868                                   3,435,868
Common stock.....................       (44,281)                                    (44,281)
Additional paid-in capital.......   (43,593,351)                                (43,593,351)
                                   ------------   -----------   ------------   ------------
                                   $         --   $        --   $         --   $         --
                                   ============   ===========   ============   ============



     (g) Records the proceeds from the issuance of 4,428,136 shares of Group 1 Automotive, Inc. common stock net of estimated offering costs of $9.5 million (including prepaid offering costs) (based on an assumed initial public offering price of $ per share). Offering costs consist primarily of underwriting discounts and commissions, accounting fees, legal fees and printing expenses.



     (h) Records the settlement of the accrued cash portion of the purchase price.



     (i) Records the repayment of floorplan obligations with proceeds from the offering.

                    REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

To Group 1 Automotive, Inc.:

     We have audited the accompanying balance sheets of Group 1 Automotive, Inc. (a Delaware corporation) (the Company) as of December 31, 1995 and 1996 and the related statements of operations, stockholders' equity (deficit) and cash flows for the period from Inception (December 21, 1995) to December 31, 1995, and for the year ended December 31, 1996. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

     We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

     In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 1995 and 1996, and the results of its operations and cash flows for the period from Inception to December 31, 1995 and for the year ended December 31, 1996 in conformity with generally accepted accounting principles.

ARTHUR ANDERSEN LLP
Houston, Texas
May 9, 1997

                            GROUP 1 AUTOMOTIVE, INC.

                                 BALANCE SHEETS

                                     ASSETS


                                                             DECEMBER 31,
                                                     ----------------------------     JUNE 30,
                                                         1995            1996           1997
                                                     ------------    ------------    ----------
                                                                                     (UNAUDITED)
CURRENT ASSETS:
  Cash and cash equivalents.........................   $    500        $  7,769      $   10,344
                                                       --------        --------      ----------
          Total current assets......................        500           7,769          10,344
PROPERTY AND EQUIPMENT, net.........................         --           1,716          52,480
OTHER ASSETS........................................         --         774,198       2,783,868
                                                       --------        --------      ----------
          Total assets..............................   $    500        $783,683      $2,846,692
                                                       ========        ========      ==========

                        LIABILITIES AND STOCKHOLDERS' EQUITY (DEFICIT)

CURRENT LIABILITIES:
  Advances from Founding Groups.....................   $     --        $150,987      $1,067,384
  Accounts payable and accrued expenses.............         --         722,704       3,466,325
                                                       --------        --------      ----------
          Total current liabilities.................         --         873,691       4,533,709
STOCKHOLDERS' EQUITY (DEFICIT):
  Common stock, $.01 par value, 2,000,000 shares
     authorized in 1995 and 1996, 50,000,000 shares
     authorized in 1997, 1,000, 450,000 and 450,000
     shares issued and outstanding, respectively....         10           4,500           4,500
  Additional paid-in capital........................        490           4,995           4,995
  Retained deficit..................................         --         (99,503)     (1,696,512)
                                                       --------        --------      ----------
          Total stockholders' equity (deficit)......        500         (90,008)     (1,687,017)
                                                       --------        --------      ----------
          Total liabilities and stockholders' equity
            (deficit)...............................   $    500        $783,683      $2,846,692
                                                       ========        ========      ==========


   The accompanying notes are an integral part of these financial statements.

                            GROUP 1 AUTOMOTIVE, INC.

                            STATEMENTS OF OPERATIONS


                                       INCEPTION
                                     (DECEMBER 21,
                                     1995) THROUGH     YEAR ENDED      SIX MONTHS ENDED JUNE 30,
                                     DECEMBER 31,     DECEMBER 31,    ---------------------------
                                         1995             1996            1996           1997
                                     -------------    ------------    ------------    -----------
                                                                              (UNAUDITED)
REVENUES:
  Sales.............................    $     --        $     --        $     --      $        --
  Other dealership revenues, net....          --              --              --               --
                                        --------        --------        --------      -----------
          Total revenues............          --              --              --               --
COST OF SALES.......................          --              --              --               --
                                        --------        --------        --------      -----------
          Gross Profit..............          --              --              --               --
SELLING, GENERAL AND ADMINISTRATIVE
  EXPENSES..........................          --          95,008              --        1,572,250
                                        --------        --------        --------      -----------
          Operating loss............          --         (95,008)             --       (1,572,250)
OTHER INCOME (EXPENSE)
          Interest Expense, Net.....          --              --              --          (24,759)
                                        --------        --------        --------      -----------
LOSS BEFORE INCOME TAXES............          --         (95,008)             --       (1,597,009)
PROVISION FOR INCOME TAXES..........          --              --              --               --
                                        --------        --------        --------      -----------
NET LOSS............................    $     --        $(95,008)       $     --      $(1,597,009)
                                        ========        ========        ========      ===========


   The accompanying notes are an integral part of these financial statements.

                            GROUP 1 AUTOMOTIVE, INC.

                  STATEMENTS OF STOCKHOLDERS' EQUITY (DEFICIT)


                                                                                           TOTAL
                                           COMMON STOCK     ADDITIONAL                 STOCKHOLDERS'
                                         ----------------    PAID-IN                      EQUITY
                                         SHARES    AMOUNT    CAPITAL       DEFICIT       (DEFICIT)
                                         -------   ------   ----------   -----------   -------------
BALANCE, Inception (December 21,
  1995)................................       --   $   --     $   --     $        --    $        --
     Stock issuance for cash...........    1,000       10        490              --            500
                                         -------   ------     ------     -----------    -----------
BALANCE, December 31, 1995.............    1,000       10        490              --            500
     Purchase and cancellation of
       treasury stock for cash.........   (1,000)     (10)      (490)             --           (500)
     Stock issuance for cash...........      500        5      4,995              --          5,000
     Stock split (900-1), (Note 3).....  449,500    4,495         --          (4,495)            --
     Net loss..........................       --       --         --         (95,008)       (95,008)
                                         -------   ------     ------     -----------    -----------
BALANCE, December 31, 1996.............  450,000    4,500      4,995         (99,503)       (90,008)
     Net loss (unaudited)..............       --       --         --      (1,597,009)    (1,597,009)
                                         -------   ------     ------     -----------    -----------
BALANCE, June 30, 1997 (unaudited).....  450,000   $4,500     $4,995     $(1,696,512)   $(1,687,017)
                                         =======   ======     ======     ===========    ===========


   The accompanying notes are an integral part of these financial statements.

                            GROUP 1 AUTOMOTIVE, INC.

                            STATEMENTS OF CASH FLOWS


                                              INCEPTION
                                            (DECEMBER 21,
                                                1995)
                                               THROUGH       YEAR ENDED    SIX MONTHS ENDED JUNE 30,
                                            DECEMBER 31,    DECEMBER 31,   -------------------------
                                                1995            1996         1996          1997
                                            -------------   ------------   ---------   -------------
                                                                                  (UNAUDITED)
CASH FLOWS FROM OPERATING ACTIVITIES:
  Net loss................................      $ --         $ (95,008)      $    --     $(1,597,009)
  Adjustments to reconcile net loss to net
     cash used in operating activities --
     Depreciation and Amortization........        --                --            --           4,554
     Changes in operating assets and
       liabilities --
     Increase in --
       Other noncurrent assets............        --          (774,198)       (2,617)     (2,009,670)
       Accounts payable and accrued
          expenses........................        --           722,704         2,617       2,743,621
                                                ----         ---------       -------     -----------
     Net cash used in operating
       activities.........................        --          (146,502)           --        (858,504)
                                                ----         ---------       -------     -----------
CASH FLOWS FROM INVESTING ACTIVITIES:
  Additions of property and equipment.....        --            (1,716)           --         (55,318)
                                                ----         ---------       -------     -----------
     Net cash used in investing
       activities.........................        --            (1,716)           --         (55,318)
                                                ----         ---------       -------     -----------
CASH FLOWS FROM FINANCING ACTIVITIES:
  Advances from Founding Groups...........        --           150,987            --         916,397
  Purchase of common stock................        --              (500)           --              --
  Proceeds from issuance of common
     stock................................       500             5,000            --              --
                                                ----         ---------       -------     -----------
     Net cash provided by financing
       activities.........................       500           155,487            --         916,397
                                                ----         ---------       -------     -----------
NET INCREASE IN CASH AND CASH
  EQUIVALENTS.............................       500             7,269            --           2,575
CASH AND CASH EQUIVALENTS, beginning of
  period..................................        --               500           500           7,769
                                                ----         ---------       -------     -----------
CASH AND CASH EQUIVALENTS, end of
  period..................................      $500         $   7,769       $   500     $    10,344
                                                ====         =========       =======     ===========


   The accompanying notes are an integral part of these financial statements.

                            GROUP 1 AUTOMOTIVE, INC.

                         NOTES TO FINANCIAL STATEMENTS

(All discussions and disclosures with a reference date subsequent to May 9, 1997 are unaudited.)

1. BUSINESS AND ORGANIZATION:

     Group 1 Automotive, Inc. (Group 1 or the Company), was founded on December 21, 1995 to become a leading operator and consolidator in the automotive retailing industry. Group 1 intends to acquire 30 automobile dealerships and related businesses which are currently owned by four dealership groups located in Texas and Oklahoma (the Founding Groups) (the Acquisitions), complete an initial public offering (the Offering) of its common stock and, subsequent to the Offering, continue to acquire, through merger or purchase, similar companies to expand its national and regional operations.


     Group 1's primary assets at December 31, 1996 and June 30, 1997 are cash and deferred offering costs. Group 1 has not conducted any operations, and all activities to date have related to the Acquisitions. There is no assurance that the Acquisitions discussed below will be completed and that Group 1 will be able to generate future operating revenues. Funding for the deferred offering costs has been provided by the Founding Groups. Group 1 is dependent upon the Offering to fund the amounts due to the Founding Groups and future operations. In the event that the Offering is not completed, Group 1 will pursue alternative sources of funding in order to meet its current obligations.


2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

  Major Suppliers and Franchise Agreements

     The Founding Groups purchase substantially all of their new vehicles from various manufacturers at the prevailing prices charged by the manufacturers to all franchised dealers. Group 1's sales volume subsequent to the Acquisitions could be adversely impacted by the manufacturers' inability to supply the dealerships with an adequate supply of popular models or as a result of an unfavorable allocation of vehicles by the manufacturers.

     The dealer franchise agreements contain provisions which may limit changes in dealership management and ownership, place certain restrictions on the dealerships (such as minimum net worth requirements) and which also provide for termination of the franchise agreement by the manufacturers in certain instances. Subsequent to the Acquisitions, Group 1's ability to acquire additional franchises from a particular manufacturer may be limited due to certain restrictions imposed by manufacturers, the Company's ability to enter into significant acquisitions may be restricted and the acquisition of the Company's stock by third parties may be limited by the terms of the franchise agreement. See "Risk Factors -- Manufacturers Control Over Dealerships" and "Business -- Franchise Agreements" for further discussion.

  Property and Equipment

     Property and equipment are recorded at cost and depreciated using the straight-line method over the estimated useful lives of the assets.


  Other Assets



     The Company has capitalized all costs incurred in connection with the Offering as a component of other assets in the accompanying financial statements. Upon completion of the Offering, all such costs will be offset against additional paid-in capital. Deferred offering costs capitalized in other assets totaled approximately $767,000 and $2,777,000 as of December 31, 1996 and June 30, 1997, respectively.

                            GROUP 1 AUTOMOTIVE, INC.

  Income Taxes

     The Company follows the liability method of accounting for income taxes in accordance with Statement of Financial Accounting Standards (SFAS) No. 109. Under this method, deferred income taxes are recorded based upon differences between the financial reporting and tax bases of assets and liabilities and are measured using the enacted tax rates and laws that will be in effect when the underlying assets are received or liabilities are settled.


  Use of Estimates


     The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions in determining the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.


3. NEW ACCOUNTING PRONOUNCEMENTS



     During June 1996 the Financial Accounting Standards Board (FASB) issued statement of Financial Accounting Standards (SFAS) No. 125 "Accounting for Transfers and Servicing of Financial Assets and Extinguishment of Liabilities." During February 1997 the FASB issued SFAS No. 128 and 129 "Earnings per Share" and "Disclosure of Information about Capital Structure," respectively, and in June 1997 issued SFAS No. 130 and 131 "Reporting Comprehensive Income" and "Disclosures about Segments of an Enterprise and Related Information," respectively. The major provisions of these statements and their impact on the Company are discussed below.



     SFAS No. 125 established criteria for recognition of a sale in conjunction with the transfer of financial assets, under which sales may only be recognized when the transferor has surrendered control of the assets. This statement is not currently anticipated to have any impact on the Company as the Company does not currently enter into transactions which fall under the scope of this statement.



     SFAS No. 128 requires the presentation of basic earnings per share and diluted earnings per share in financial statements of public enterprises rather than primary and fully diluted earnings per share as previously required. Under the provisions of this statement, basic earnings per share will be computed based on weighted average shares outstanding and will exclude dilutive securities such as options, warrants, etc. Diluted earnings per share will be computed including the impacts of all potentially dilutive securities. The Company will adopt this statement in December 1997, but does not anticipate that the statement will have an impact on the Company as the Company does not have a significant number of potentially dilutive securities outstanding.



     SFAS No. 129 will require additional disclosure of information about an entity's capital structure, including information about dividend and liquidation preferences, voting rights, contracts to issue additional shares, conversion and exercise prices, etc. The Company will adopt this statement in December 1997.



     SFAS No. 130 requires the presentation of comprehensive income in an entity's financial statements. Comprehensive income represents all changes in equity of an entity during the reporting period, including net income and charges directly to equity which are excluded from net income. This statement is not anticipated to have any impact on the Company as the Company currently does not enter into any transactions which result in charges (or credits) directly to equity (such as additional minimum pension liability changes, currency translation adjustments, unrealized gains and losses on available for sale securities, etc.).

                            GROUP 1 AUTOMOTIVE, INC.

     SFAS No. 131 will be adopted by the Company during 1998, SFAS No. 131 provides revised disclosure guidelines for segments of an enterprise based on a management approach to defining operating segments. The Company currently operates in only one industry segment and analyzes operations on a Company-wide basis, therefore the statement is not expected to impact the Company.


  Interim Financial Information


     As is normal and customary, the interim financial statements as of June 30, 1997, and for the six months ended June 30, 1996 and 1997, are unaudited, and certain information normally included in financial statements prepared in accordance with generally accepted accounting principles has not been included herein. In the opinion of management, all adjustments necessary to fairly present the financial position, results of operations and cash flows with respect to the interim financial statements, have been properly included. Due to seasonality and other factors, the results of operations for the interim periods are not necessarily indicative of the results that will be realized for the entire fiscal year.


  Statements of Cash Flows

     For purposes of the statements of cash flows, cash and cash equivalents include all highly liquid debt instruments purchased with an original maturity of three months or less.

3. CAPITAL STOCK AND STOCK OPTIONS

     Group 1 effected a 900-for-one-stock split on December 13, 1996. The effect of the common stock split has been accounted for as a stock dividend in the accompanying financial statements. On February 5, 1997 the Board of Directors increased the authorized number of shares of common stock from 2,000,000 to 50,000,000, and authorized the issuance of up to 1,000,000 shares of preferred stock.

     The Company has approved the 1996 Stock Incentive Plan (the Plan), which provides for the granting or awarding of stock options, stock appreciation rights and restricted stock to nonemployee directors, officers and other key employees (including officers of the Founding Groups) and independent contractors. The number of shares authorized and reserved for issuance under the Plan is 2,000,000 shares. In general, the terms of the option awards (including vesting schedules) will be established by the Compensation Committee of the Company's Board of Directors. As of December 31, 1996, the Company has granted options to employees covering an aggregate of 205,000 shares of common stock. During March 1997, the Company granted additional options to employees to purchase an aggregate of 360,000 shares of common stock under the Plan. All outstanding options are exercisable over a period not to exceed 10 years and vest over a six year period. The exercise price of the options under the Plan is at least 100 percent of the estimated fair market value of the stock at the time the option is granted.

     In October 1995, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards (SFAS) No. 123, "Accounting for Stock-Based Compensation," which, if fully adopted, requires the Company to record stock-based compensation at fair value. The Company has adopted the disclosure requirements of SFAS No. 123 and has elected to record employee compensation expense in accordance with Accounting Principles Board (APB) Opinion No. 25. Accordingly, compensation expense is recorded for stock options based on the excess of the fair market value of the common stock on the date the options were granted over the aggregate exercise price of the options. As the exercise price of options granted under the Plan has been equal to or greater than the market price of the Company's stock on the date of grant, no compensation expense related to the Plan has been recorded.

                            GROUP 1 AUTOMOTIVE, INC.

Had compensation expense for the Plan been determined consistent with SFAS No. 123, the impact on the Company's net loss would have been as follows for the year ended December 31, 1996:



Net loss as reported........................................  $ 95,008
Pro forma net loss..........................................  $102,640



     At December 31, 1996 and June 30, 1997, no options were exercisable and 1,795,000 and 1,435,000 options, respectively, were available for future grant under the Plan. The exercise prices of options outstanding under the Plan at December 31, 1996 and June 30, 1997, were $2.90. The weighted average contractual life of options outstanding at December 31, 1996 and June 30, 1997, was 10 years. The weighted average fair value of options granted during the year ended December 31, 1996 and the six month period ended June 30, 1997, was $2.90. The fair value of each option grant is estimated on the date of grant using the minimum value method with the following weighted average assumptions: a weighted average risk-free interest rate of 5.0 percent; no expected dividend yields; and expected lives of four years.



4. INCOME TAXES



     The following tables set forth the components of the Company's deferred tax assets as of December 31, 1996 along with a reconciliation of income tax for the year ended December 31, 1996. The Company has recorded a valuation allowance against its deferred tax assets as in management's opinion it is more likely than not that such amounts may not be realized in future periods.



                                                                1996
                                                              --------
Benefit at the statutory rate...............................  $(32,303)
Increase (decrease) resulting from State income tax, net of
  benefit for federal.......................................    (2,822)
  Valuation allowance.......................................    35,125
                                                              --------
                                                              $     --
                                                              ========
Net operating loss carryforward.............................    35,125
Valuation allowance.........................................   (35,125)
                                                              --------
  Net deferred tax assets...................................  $     --
                                                              ========



5. PROPOSED ACQUISITIONS BY GROUP 1


     Group 1 has signed definitive agreements to acquire four dealership groups (the Founding Groups) consisting of 30 automobile dealerships and related businesses. The Founding Groups are as follows:


     Howard Group -- Consisting of Howard Pontiac-GMC, Inc., Bob Howard
                     Chevrolet, Inc., Bob Howard Automotive-H, Inc. (Honda/Acura), Bob Howard Motors, Inc. (Toyota) and Bob Howard Dodge, Inc.


     McCall Group -- Consisting of SMC Luxury Cars, Inc. (d.b.a. Sterling McCall
                     Lexus) and Southwest Toyota, Inc. (d.b.a. Sterling McCall Toyota).

     Smith Automotive Group -- Consisting of Mike Smith Autoplaza, Inc., Town
                               North Nissan, Inc., Town North Suzuki, Inc., Town North Mitsubishi, Inc., Courtesy Nissan, Inc., Smith Liu & Corbin, Inc. (d.b.a. Acura Southwest) and Round Rock Nissan, Inc.

     Kingwood Group -- Consisting of Foyt Motors, Inc.

                            GROUP 1 AUTOMOTIVE, INC.

     The aggregate consideration that will be paid by Group 1 to acquire the Founding Groups is approximately $5.4 million in cash and 9,123,890 shares of Group 1 common stock (based on an assumed initial public offering price of $ per share, the midpoint of the estimated initial public offering price range).



     The following table sets forth the consideration to be paid to each of the Founding Groups.



                                                             SHARES          CASH
                                                            ---------     ----------
Howard Group..............................................  3,619,278     $2,300,000
McCall Group..............................................  2,318,826             --
Smith Group...............................................  2,725,933             --
Kingwood Group............................................    459,853      3,100,000
                                                            ---------     ----------
          Total...........................................  9,123,890     $5,400,000
                                                            =========     ==========



     In conjunction with the Acquisitions and the Offering, the Founding Groups have advanced funds to the Company for operations and offering costs. As of December 31, 1996, these advances totaled $150,987 and bear interest at a rate of 7% per annum. As of August 15, 1997, these advances totaled $1,452,386.

                    REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

To Howard Group:

     We have audited the accompanying combined balance sheets of the companies identified in Note 1 (the Companies) as of December 31, 1995 and 1996, and the related combined statements of operations, stockholders' equity and cash flows for each of the three years in the period ended December 31, 1996. These financial statements are the responsibility of the Companies' management. Our responsibility is to express an opinion on these financial statements based on our audits.

     We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

     In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of the Companies as of December 31, 1995 and 1996, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 1996, in conformity with generally accepted accounting principles.

ARTHUR ANDERSEN LLP
Houston, Texas
May 9, 1997

                                  HOWARD GROUP

                            COMBINED BALANCE SHEETS

                                     ASSETS


                                                  DECEMBER 31,    DECEMBER 31,     JUNE 30,
                                                      1995            1996           1997
                                                  ------------    ------------    -----------
                                                                                  (UNAUDITED)
CURRENT ASSETS:
  Cash and cash equivalents.....................  $ 3,497,745     $ 3,559,650     $ 1,030,453
  Contracts in transit..........................    7,022,026       8,119,400       8,906,200
  Accounts receivable, net......................    6,301,692       5,898,736       6,200,606
  Inventories...................................   39,572,596      47,674,462      45,202,216
  Prepaid expenses..............................      359,668         858,886         889,780
                                                  -----------     -----------     -----------
          Total current assets..................   56,753,727      66,111,134      62,229,255
                                                  -----------     -----------     -----------
PROPERTY AND EQUIPMENT, net.....................    2,810,966       4,128,880       3,820,115
NOTES RECEIVABLE................................      374,826         417,675         513,585
GOODWILL, NET...................................      989,845       1,456,833       1,436,473
OTHER ASSETS....................................      711,753         759,714         731,069
                                                  -----------     -----------     -----------
          Total assets..........................  $61,641,117     $72,874,236     $68,730,497
                                                  ===========     ===========     ===========

LIABILITIES AND STOCKHOLDERS' EQUITY

CURRENT LIABILITIES:
  Floor plan notes payable......................  $37,035,648     $42,543,902     $37,816,102
  Current maturities of long-term debt..........       99,743          33,685          21,659
  Deferred income taxes.........................      690,998         357,172         401,972
  Accounts payable and accrued expenses.........   14,219,262      16,740,525      18,864,797
                                                  -----------     -----------     -----------
          Total current liabilities.............   52,045,651      59,675,284      57,104,530
                                                  -----------     -----------     -----------
LONG-TERM DEBT, net of current maturities.......      184,199         309,779         153,661
LONG-TERM DEFERRED INCOME TAXES.................       40,409          58,604          58,604
OTHER LONG-TERM LIABILITIES.....................      750,571         620,896         586,724
COMMITMENTS AND CONTINGENCIES
STOCKHOLDERS' EQUITY:
  Common stock..................................      490,500         491,500         491,500
  Additional paid-in capital....................    5,123,802       6,622,802       6,622,802
  Retained earnings.............................    3,814,783       5,904,169       4,521,474
  Treasury stock, at cost.......................     (808,798)       (808,798)       (808,798)
                                                  -----------     -----------     -----------
          Total stockholders' equity............    8,620,287      12,209,673      10,826,978
                                                  -----------     -----------     -----------
          Total liabilities and stockholders'
            equity..............................  $61,641,117     $72,874,236     $68,730,497
                                                  ===========     ===========     ===========


    The accompanying notes are an integral part of these combined financial statements.

                                  HOWARD GROUP

                       COMBINED STATEMENTS OF OPERATIONS


                                                                            FOR THE SIX MONTHS ENDED
                                        YEAR ENDED DECEMBER 31,                     JUNE 30,
                               ------------------------------------------   -------------------------
                                   1994           1995           1996          1996          1997
                               ------------   ------------   ------------   -----------   -----------
                                                                                   (UNAUDITED)
REVENUES:
  New vehicle sales..........  $136,831,043   $151,226,737   $164,978,710   $82,522,708   $84,922,460
  Used vehicle sales.........    69,861,948     79,447,701     88,477,330    44,036,067    54,353,896
  Parts and service sales....    14,402,326     16,940,622     21,173,371    10,141,875    10,762,746
  Other dealership revenues,
     net.....................     6,163,506      6,388,131      7,386,747     3,949,257     4,006,206
                               ------------   ------------   ------------   -----------   -----------
          Total revenues.....   227,258,823    254,003,191    282,016,158   140,649,907   154,045,308
COST OF SALES................   198,991,917    221,773,500    244,396,047   121,653,854   134,130,539
                               ------------   ------------   ------------   -----------   -----------
          Gross profit.......    28,266,906     32,229,691     37,620,111    18,996,053    19,914,769
SELLING, GENERAL AND
  ADMINISTRATIVE EXPENSES....    24,253,223     26,165,535     30,768,233    15,032,054    16,453,253
                               ------------   ------------   ------------   -----------   -----------
          Income from
            operations.......     4,013,683      6,064,156      6,851,878     3,963,999     3,461,516
OTHER INCOME AND EXPENSE:
  Interest expense, net......    (1,101,487)    (1,604,204)    (1,193,810)     (679,842)     (807,954)
  Other income (expense),
     net.....................         8,942        (80,446)       (69,328)      (28,411)       34,079
                               ------------   ------------   ------------   -----------   -----------
INCOME BEFORE INCOME TAXES...     2,921,138      4,379,506      5,588,740     3,255,746     2,687,641
PROVISION FOR INCOME TAXES...       767,850        744,316        381,752       306,492       165,617
                               ------------   ------------   ------------   -----------   -----------
NET INCOME...................  $  2,153,288   $  3,635,190   $  5,206,988   $ 2,949,254   $ 2,522,024
                               ============   ============   ============   ===========   ===========
S-Corporation pro forma
  income taxes (unaudited)...       388,920        989,968      1,831,389       982,783       898,689
                               ------------   ------------   ------------   -----------   -----------
Pro forma net income
  (unaudited)................  $  1,764,368   $  2,645,222   $  3,375,599   $ 1,966,471   $ 1,623,335
                               ============   ============   ============   ===========   ===========


    The accompanying notes are an integral part of these combined financial statements.

                                  HOWARD GROUP

                  COMBINED STATEMENTS OF STOCKHOLDERS' EQUITY


                                        ADDITIONAL
                              COMMON     PAID-IN      RETAINED     TREASURY
                              STOCK      CAPITAL      EARNINGS       STOCK        TOTAL
                             --------   ----------   -----------   ---------   -----------
BALANCE, December 31,
  1993.....................  $490,000   $2,399,302   $ 1,556,192   $(808,798)  $ 3,636,696
  Net income...............        --           --     2,153,288          --     2,153,288
  Issuance of common
     stock.................       500      999,500            --          --     1,000,000
  Dividends................        --           --    (1,443,706)         --    (1,443,706)
                             --------   ----------   -----------   ---------   -----------
BALANCE, December 31,
  1994.....................   490,500    3,398,802     2,265,774    (808,798)    5,346,278
  Net income...............        --           --     3,635,190          --     3,635,190
  Capital contribution.....        --    1,725,000            --          --     1,725,000
  Dividends................        --           --    (2,086,181)         --    (2,086,181)
                             --------   ----------   -----------   ---------   -----------
BALANCE, December 31,
  1995.....................   490,500    5,123,802     3,814,783    (808,798)    8,620,287
  Net income...............        --           --     5,206,988          --     5,206,988
  Issuance of common
     stock.................     1,000    1,499,000            --          --     1,500,000
  Dividends................        --           --    (3,117,602)         --    (3,117,602)
                             --------   ----------   -----------   ---------   -----------
BALANCE, December 31,
  1996.....................   491,500    6,622,802     5,904,169    (808,798)   12,209,673
  Net income (unaudited)...        --           --     2,522,024          --     2,522,024
  Dividends (unaudited)....        --           --    (3,904,719)         --    (3,904,719)
                             --------   ----------   -----------   ---------   -----------
BALANCE, June 30, 1997
  (unaudited)..............  $491,500   $6,622,802   $ 4,521,474   $(808,798)  $10,826,978
                             ========   ==========   ===========   =========   ===========


    The accompanying notes are an integral part of these combined financial statements.

                                  HOWARD GROUP

                       COMBINED STATEMENTS OF CASH FLOWS


                                                                                 FOR THE SIX MONTHS ENDED
                                           FOR THE YEAR ENDED DECEMBER 31,               JUNE 30,
                                       ---------------------------------------   -------------------------
                                          1994          1995          1996          1996          1997
                                       -----------   -----------   -----------   -----------   -----------
                                                                                        (UNAUDITED)
CASH FLOWS FROM OPERATING ACTIVITIES:
  Net income.........................  $ 2,153,288   $ 3,635,190   $ 5,206,988   $ 2,949,254   $ 2,522,024
                                       -----------   -----------   -----------   -----------   -----------
  Adjustments to reconcile net income
     to net cash provided by (used
     in) operating activities --
     Depreciation and amortization...      429,915       538,493       740,811       344,642       340,043
     Deferred income taxes...........       39,207       190,787      (315,631)     (178,774)       44,800
     Provision for doubtful
       accounts......................      113,112        84,833       108,068        46,509        41,952
     Loss (gain) on sale of assets...      (56,503)       15,313        18,350         8,991       (17,628)
     Changes in assets and
       liabilities --
       Accounts receivable...........   (3,393,986)      197,696       294,888     1,451,630      (343,822)
       Inventories...................   (8,492,539)   (4,873,611)   (6,106,872)   (1,762,205)    2,472,246
       Prepaid expenses and other
          assets.....................      (58,113)      196,943      (514,167)      539,069        (2,249)
       Floor plan notes payable......    9,451,846     3,876,738     5,508,254       106,005    (4,727,800)
       Accounts payable and accrued
          expenses...................    4,017,618     3,334,511     2,391,588    (1,620,990)    2,076,626
                                       -----------   -----------   -----------   -----------   -----------
          Total adjustments..........    2,050,557     3,561,703     2,125,289    (1,065,123)     (115,832)
                                       -----------   -----------   -----------   -----------   -----------
          Net cash provided by (used
            in) operating
            activities...............    4,203,845     7,196,893     7,332,277     1,884,131     2,406,192
                                       -----------   -----------   -----------   -----------   -----------
CASH FLOWS FROM INVESTING ACTIVITIES:
  Increase in notes receivable,
     net.............................           --      (374,826)      (42,849)      (14,205)      (95,910)
  Purchases of property and
     equipment.......................   (1,197,283)     (928,017)   (1,977,075)   (1,726,306)     (272,500)
  Proceeds from sale of property and
     equipment.......................           --            --            --            --       278,736
  Acquisition of Business............   (1,834,426)           --    (2,594,994)   (2,594,994)           --
                                       -----------   -----------   -----------   -----------   -----------
          Net cash used in investing
            activities...............   (3,031,709)   (1,302,843)   (4,614,918)   (4,335,505)      (89,674)
                                       -----------   -----------   -----------   -----------   -----------
CASH FLOWS FROM FINANCING ACTIVITIES:
  Principal payments of long-term
     debt............................     (225,313)     (171,910)     (152,807)      (76,404)     (168,144)
  Borrowings of long-term debt.......      512,204        13,111       212,329        92,925            --
  Issuance of common stock...........    1,000,000            --     1,500,000            --            --
  Contribution from stockholders.....           --     1,725,000            --            --            --
  Dividends..........................   (1,443,706)   (2,086,181)   (3,117,602)   (2,128,403)   (3,890,771)
                                       -----------   -----------   -----------   -----------   -----------
          Net cash used in financing
            activities...............     (156,815)     (519,980)   (1,558,080)   (2,111,882)   (4,058,915)
                                       -----------   -----------   -----------   -----------   -----------
NET INCREASE (DECREASE) IN CASH AND
  CASH EQUIVALENTS...................    1,015,321     5,374,070     1,159,279    (4,563,256)   (1,742,397)
CASH AND CASH EQUIVALENTS, beginning
  of period..........................    4,130,380     5,145,701    10,519,771    10,519,771    11,679,050
                                       -----------   -----------   -----------   -----------   -----------
CASH AND CASH EQUIVALENTS, end of
  period.............................  $ 5,145,701   $10,519,771   $11,679,050   $ 5,956,515   $ 9,936,653
                                       ===========   ===========   ===========   ===========   ===========
SUPPLEMENTAL DISCLOSURES OF CASH FLOW
  INFORMATION:
  Cash paid for --
     Interest........................  $ 2,295,200   $ 3,427,813   $ 3,117,601   $ 1,775,231   $ 2,006,376
     Taxes...........................      715,000       475,000       924,456       514,379        10,991


    The accompanying notes are an integral part of these combined financial statements.

                                  HOWARD GROUP

                     NOTES TO COMBINED FINANCIAL STATEMENTS

(All discussions and disclosures with a reference date subsequent to May 9, 1997 are unaudited.)


1. BUSINESS AND ORGANIZATION:

     Howard Group (the Companies) is primarily engaged in the retail sale of new and used automobiles and the sale of the related finance, insurance and service contracts thereon. In addition, the Companies sell automotive parts, provide vehicle servicing and sell wholesale used vehicles.

     The following companies are included within the combined group:

       Howard Pontiac -- GMC, Inc. (Automall)

         Automall consists of several franchises which conduct business at contiguous locations in Oklahoma City, Oklahoma. The franchises operated in this location include Pontiac, GMC, Mazda, Isuzu, Jeep, Eagle, Chrysler and Plymouth.

       Bob Howard Chevrolet, Inc. (BHC)

         BHC is a Chevrolet dealership located in Oklahoma City, Oklahoma.

       Bob Howard Automotive -- H, Inc. (BHH)

         BHH consists of two franchises, Honda and Acura, which conduct business at contiguous locations in Oklahoma City, Oklahoma.

       Bob Howard Motors, Inc. (BHT)

         BHT is a Toyota dealership located in Oklahoma City, Oklahoma.

       Bob Howard Dodge, Inc. (BHD)

         BHD is a Dodge dealership located in Oklahoma City, Oklahoma.

     The Companies and their stockholders intend to enter into a definitive agreement with Group 1 Automotive, Inc. (Group 1), pursuant to which all outstanding shares of the Companies' common stock will be exchanged for cash and shares of Group 1's common stock concurrent with the consummation of the initial public offering of the common stock of Group 1.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:

  Basis of Presentation

     The accompanying combined financial statements include the accounts of the companies listed above. The Companies have been presented on a combined basis due to their related operations, common ownership and common management control. All significant intercompany balances and transactions have been eliminated in combination.

  Major Suppliers and Franchise Agreements

     The Companies purchase substantially all of their new vehicles at the prevailing prices charged by the manufacturers to all franchised dealers. The Companies' sales volume could be adversely impacted by the manufacturers' inability to supply the dealership with an adequate supply of popular models or as a result of an unfavorable allocation of vehicles by the manufacturer.

     The dealer franchise agreements contain provisions which may limit changes in dealership management and ownership, place certain restrictions on the dealerships (such as minimum working capital requirements), and which also provide for termination of the franchise agreement by the manufacturers in certain instances. Under certain state law, these restrictive provisions have been repeatedly found invalid

                                  HOWARD GROUP
both by state courts and administrative agencies. See "Risk
Factors -- Manufacturers' Control Over Dealerships" and "Business -- Franchise Agreements" for further discussion.

  Revenue Recognition

     Revenue from vehicle sales, parts sales and vehicle service is recognized upon delivery to the customer.

  Finance, Insurance and Service Contract Income Recognition


     The Companies arrange financing for customers through various institutions and receive financing fees equal to the difference between the loan rates charged to customers over the predetermined financing rates set by the financing institution. In addition, the Companies receive commissions from the sale of credit life and disability insurance and extended service contracts to customers.



     The Companies may be charged back (chargebacks) for unearned financing fees, insurance or service contract commissions in the event of early termination of the contracts by customers. The revenues from financing fees and commissions are recorded at the time of the sale of the vehicles. The reserves for future chargebacks are based on historical operating results and the termination provisions of the applicable contracts. Finance, insurance and service contract income, net of estimated chargebacks, are included in other dealership revenue in the accompanying combined financial statements.


  Cash and Cash Equivalents

     Cash and cash equivalents include highly liquid investments that have an original maturity of three months or less at the date of purchase.

  Contracts in Transit

     Contracts in transit represent contracts on vehicles sold, for which the proceeds are in transit from financing institutions.

  Inventories

     New, used and demonstrator vehicles are stated at the lower of cost or market, determined on a specific-unit basis.

     Parts and accessories are stated at the lower of cost (determined on a first-in, first-out basis) or market.

  Property and Equipment

     Property and equipment are recorded at cost and depreciated using the straight-line method over the estimated useful lives of the assets. Leasehold improvements are capitalized and amortized over the lesser of the life of the lease or the estimated useful life of the asset.

     Expenditures for major additions or improvements which extend the useful lives of assets are capitalized. Minor replacements, maintenance and repairs which do not improve or extend the life of such assets are charged to operations as incurred. Disposals are removed at cost less accumulated depreciation, and any resulting gain or loss is reflected in current operations.

                                  HOWARD GROUP

  Goodwill

     Goodwill represents the excess of the purchase price of dealerships acquired (BHH, BHD and Automall) over the fair value of assets acquired at the date of acquisition. Goodwill is being amortized on a straight-line basis over 40 years. Amortization expense charged to operations totaled approximately $21,000, $27,000 and $36,000 for the years ended December 31, 1994, 1995 and
1996, respectively. Accumulated amortization totaled approximately $93,000 and $129,000 as of December 31, 1995 and 1996, respectively.

  Income Taxes

     The Companies follow the liability method of accounting for income taxes in accordance with Statement of Financial Accounting Standards (SFAS) No. 109. Under this method, deferred income taxes are recorded based upon differences between the financial reporting and tax bases of assets and liabilities and are measured using the enacted tax rates and laws that will be in effect when the underlying assets are realized or liabilities are settled. A valuation allowance reduces deferred tax assets when it is more likely than not that some or all of the deferred tax assets will not be realized.

     Certain of the Companies have elected S Corporation status, as defined by the Internal Revenue Code, whereby the Companies are not subject to taxation for federal purposes. Under S Corporation status, the stockholders report their share of these Companies' taxable earnings or losses in their personal tax returns.

  Environmental Liabilities and Expenditures

     Accruals for environmental matters, if any, are recorded in operating expenses when it is probable that a liability has been incurred and the amount of the liability can be reasonably estimated. Accrued liabilities are exclusive of claims against third parties and are not discounted.

     In general, costs related to environmental remediation are charged to expense. Environmental costs are capitalized if the costs increase the value of the property and/or mitigate or prevent contamination from future operations.

  Interest Expense

     Automobile manufacturers periodically provide floorplan interest assistance, or subsidies, which reduce the Companies' cost of financing. The accompanying combined financial statements reflect interest expense net of floorplan assistance.

  Fair Value of Financial Instruments

     The Companies' financial instruments consist primarily of floor plan notes payable and long-term debt. The carrying amount of these financial instruments approximates fair value due either to length of maturity or existence of variable interest rates that approximate market rates.

  Advertising


     The Company expenses production and other costs of advertising as incurred. Advertising expense for the years ended December 31, 1994, 1995 and 1996 totaled $3,511,447, $3,422,453 and $3,245,451, respectively.

                                  HOWARD GROUP

  Concentration of Credit Risk

     Financial instruments which potentially subject the Companies to a concentration of credit risk consist principally of cash, cash equivalents, contracts in transit and accounts receivable. The Company maintains cash balances at financial institutions which may at times be in excess of federally insured levels. The Companies grant credit to local companies in various businesses. The Companies perform ongoing credit evaluations of their customers and generally do not require collateral. The Companies maintain an allowance for doubtful accounts at a level which management believes is sufficient to cover potential credit losses. The Companies have not incurred significant losses related to these financial instruments to date.

  Use of Estimates

     The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions in determining the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. The significant estimates made by management in the accompanying financial statements relate to reserves for future chargebacks on finance, insurance and service contract income. Actual results could differ from those estimates.

  Interim Financial Information


     As is normal and customary, the interim financial statements as of June 30, 1997, and for the six months ended June 30, 1996 and 1997, are unaudited, and certain information normally included in financial statements prepared in accordance with generally accepted accounting principles has not been included herein. In the opinion of management, all adjustments necessary to fairly present the financial position, results of operations and cash flows with respect to the interim financial statements, have been properly included. Due to seasonality and other factors, the results of operations for the interim periods are not necessarily indicative of the results that will be realized for the entire fiscal year.


  Statements of Cash Flows

     For purposes of the statements of cash flows, cash and cash equivalents include contracts in transit which are typically collected within one month. Additionally, the net change in floor plan financing of inventory, which is a customary financing technique in the industry, is reflected as an operating activity in the statements of cash flows.

  New Accounting Pronouncement

     Effective January 1, 1996, the Companies adopted SFAS No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of." SFAS No. 121 requires that long-lived assets be reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of the asset in question may not be recoverable. If an evaluation is required, the estimated future undiscounted cash flows associated with the asset would be compared to the asset's carrying amount to determine if a write-down to market value or discounted cash flow value is necessary. Adoption of this standard did not have a material effect on the financial position or results of operations of the Companies.


     During June 1996 and June 1997 the Financial Accounting Standards Board
(FASB) issued statement of Financial Accounting Standards (SFAS) No. 125 "Accounting for Transfers and Servicing of Financial Assets and Extinguishment of Liabilities" and SFAS No. 130 "Reporting Comprehensive Income, respectively." The major provisions of these statements and their impact on the Company are discussed below.

                                  HOWARD GROUP

     SFAS No. 125 established criteria for recognition of a sale in conjunction with the transfer of financial assets, under which sales may only be recognized when the transferor has surrendered control of the assets. This statement is not currently anticipated to have any impact on the Company as the Company does not currently enter into transactions which fall under the scope of this statement.



     SFAS No. 130 requires the presentation of comprehensive income in an entity's financial statements. Comprehensive income represents all changes in equity of an entity during the reporting period, including net income and charges directly to equity which are excluded from net income. This statement is not anticipated to have any impact on the Company as the Company currently does not enter into any transactions which result in charges (or credits) directly to equity (such as additional minimum pension liability changes, currency translation adjustments, unrealized gains and losses on available for sale securities, etc.).


3. DETAIL OF CERTAIN BALANCE SHEET ACCOUNTS:

     Accounts receivable consist of the following:

                                                                  DECEMBER 31,
                                                            ------------------------
                                                               1995          1996
                                                            ----------    ----------
Amounts due from manufacturers............................  $4,051,091    $3,075,483
Parts and service receivables.............................     873,874       652,222
Warranty receivables......................................     250,971       499,470
Due from finance companies................................     781,383     1,002,153
Other.....................................................     404,471       777,329
                                                            ----------    ----------
                                                             6,361,790     6,006,657
Less -- Allowance for doubtful accounts...................     (60,098)     (107,921)
                                                            ----------    ----------
                                                            $6,301,692    $5,898,736
                                                            ==========    ==========

     Activity in the Companies' allowance for doubtful accounts consists of the following:

                                                           DECEMBER 31,
                                                 ---------------------------------
                                                   1994         1995        1996
                                                 ---------    --------    --------
Balance, beginning of year.....................  $   6,900    $     --    $ 60,098
Additions charged to expense...................    113,112      84,833     108,068
Deductions for uncollectible receivables
  written off..................................   (120,012)    (24,735)    (60,245)
                                                 ---------    --------    --------
                                                 $      --    $ 60,098    $107,921
                                                 =========    ========    ========

     Inventories consist of the following:

                                                              DECEMBER 31,
                                                     ------------------------------
                                                        1995               1996
                                                     -----------        -----------
New vehicles.......................................  $30,680,418        $36,973,347
Used vehicles......................................    7,440,761          8,612,757
Parts, accessories and other.......................    1,451,417          2,088,358
                                                     -----------        -----------
                                                     $39,572,596        $47,674,462
                                                     ===========        ===========

     Accounts payable and accrued expenses consist of the following:

                                                              DECEMBER 31,
                                                     ------------------------------
                                                        1995               1996
                                                     -----------        -----------
Accounts payable, trade............................  $ 6,416,124        $ 6,135,880
Reserve for finance, insurance and service contract
  chargebacks......................................    5,661,473          5,782,600
Other accrued expenses.............................    2,141,665          4,822,045
                                                     -----------        -----------
                                                     $14,219,262        $16,740,525
                                                     ===========        ===========

                                  HOWARD GROUP

4. PROPERTY AND EQUIPMENT:

     Property and equipment consist of the following:

                                          ESTIMATED              DECEMBER 31,
                                         USEFUL LIVES   ------------------------------
                                           IN YEARS        1995               1996
                                         ------------   -----------        -----------
Buildings..............................     20          $    28,675        $    32,058
Leasehold improvements.................      7              861,361          1,086,129
Machinery and equipment................   3 to 7          2,165,606          2,460,465
Furniture and fixtures.................   5 to 7          1,161,304          1,387,095
Company vehicles.......................      5              829,192          2,146,377
                                                        -----------        -----------
          Total........................                   5,046,138          7,112,124
Less -- Accumulated depreciation.......                  (2,235,172)        (2,983,244)
                                                        -----------        -----------
          Property and equipment,
            net........................                 $ 2,810,966        $ 4,128,880
                                                        ===========        ===========

5. FLOOR PLAN NOTES PAYABLE:

     Floor plan notes payable reflect amounts payable for the purchase of specific vehicle inventory and consist of the following:

                                                                DECEMBER 31,
                                                         --------------------------
                                                            1995           1996
                                                         -----------    -----------
New vehicles...........................................  $33,056,624    $38,677,985
Used vehicles..........................................    3,979,024      3,865,917
                                                         -----------    -----------
          Total floor plan notes payable...............  $37,035,648    $42,543,902
                                                         ===========    ===========

     Floorplan notes payable are due to one floor plan lender, bearing interest at a rate of prime less 0.5%. As of December 31, 1995 and 1996, the weighted average interest rate, on floorplan notes payable outstanding was 8.25% and 7.75%. Interest expense on floorplan notes payable, before manufacturer interest assistance, totaled approximately $2,508,000, $3,656,000 and $3,569,000 for the years ended December 31, 1994, 1995 and 1996, respectively. Manufacturer interest assistance, which is recorded as a reduction to interest expense in the accompanying financial statements, totaled approximately $1,350,000, $1,867,000 and $1,974,000 for the years ended December 31, 1994, 1995 and 1996, respectively. The flooring arrangements permit the Companies to borrow up to $58,380,000, dependent upon new and used vehicle sales and inventory levels. As of December 31, 1996, total available borrowings under floor plan agreements were approximately $15,836,000. Payments on the notes are due when the related vehicles are sold and are collateralized by substantially all of the inventories of the Companies.

6. STOCKHOLDERS' EQUITY:

     Capital stock consists of the following:

                                         AUTHORIZED   ISSUED    OUTSTANDING   PAR VALUE
                                         ----------   -------   -----------   ---------
Common Stock --
  Automall.............................   1,000,000   460,000     114,500      $ 1.00
  BHC..................................       2,000     1,000       1,000       25.00
  BHH..................................       5,000       500         500        1.00
  BHT..................................      25,000     5,000       5,000        1.00
  BHD..................................      50,000     1,000       1,000        1.00

                                  HOWARD GROUP

     Treasury stock consists of 345,500 shares of the common stock of Automall at a cost of approximately $809,000 at December 31, 1995 and 1996.

7. RELATED-PARTY TRANSACTIONS:

  Operating Leases With Stockholder

     The principal stockholder of the Companies leases the dealerships' premises under operating leases. Additional information regarding the terms of these leases is contained in Note 8, "Operating Leases."

     The principal stockholder of the Companies has certain loans outstanding which are secured by assets of the dealerships. See Note 10, "Commitments and Contingencies," for a detail of loans secured by the assets of the dealerships.


  Stockholder Loan Guarantees



     The Companies have provided guarantees and/or pledged assets as security for certain outstanding loan obligations of various related parties. See Note 10 "Commitments and Contingencies," for discussion of guarantee and security arrangements provided on behalf of related parties.



  Advances to Group 1



     The Companies have consummated a loan with Group 1 in order to finance the expenses of Group 1 prior to the acquisition. The balance of this loan at December 31, 1996 and June 30, 1997 was approximately $0 and $164,000, respectively, bearing interest at a rate of 7.0% per annum.


8. OPERATING LEASES:

     The Companies lease various facilities and equipment under operating lease agreements, including leases with related parties. These leases are noncancelable and expire on various dates through 2002. The lease agreements are subject to renewal under essentially the same terms and conditions as the original leases.

     Future minimum lease payments for operating leases are as follows:


YEAR ENDING                               RELATED       THIRD
DECEMBER 31,                              PARTIES      PARTIES        TOTAL
------------                             ----------   ----------   -----------
   1997................................  $2,127,296   $  742,740   $ 2,870,036
   1998................................   2,122,296      742,740     2,865,036
   1999................................   1,728,796      742,740     2,471,536
   2000................................   1,432,296      742,740     2,175,036
   2001................................   1,432,296      308,055     1,740,351
   Thereafter..........................   1,030,296           --     1,030,296
                                         ----------   ----------   -----------
             Total.....................  $9,873,276   $3,279,015   $13,152,291
                                         ==========   ==========   ===========


     Total rent expense under all operating leases, including operating leases with related parties, was approximately $2,074,000, $2,159,000 and $2,331,000 for the years ended December 31, 1994, 1995 and 1996, respectively. Rental expense on related-party leases, which is included in the above amounts, totaled approximately $1,847,000, $1,942,000 and $1,960,000 for the years ended December 31, 1994, 1995 and 1996, respectively.

                                  HOWARD GROUP

9. INCOME TAXES:

     The S Corporations will terminate S Corporation status concurrent with the effective date of the Offering.

     Federal and state income taxes are as follows:

                                                           DECEMBER 31,
                                                 ---------------------------------
                                                   1994        1995        1996
                                                 --------    --------    ---------
Federal --
  Current......................................  $614,059    $476,615    $ 586,642
  Deferred.....................................    33,010     160,631     (261,857)
State --
  Current......................................   114,584      76,914      110,741
  Deferred.....................................     6,197      30,156      (53,774)
                                                 --------    --------    ---------
                                                 $767,850    $744,316    $ 381,752
                                                 ========    ========    =========

     Actual income tax expense differs from income tax expense computed by applying the U.S. federal statutory corporate tax rate of 34 percent to income before income taxes as follows:

                                                          DECEMBER 31,
                                             --------------------------------------
                                               1994          1995          1996
                                             ---------    ----------    -----------
Provision at the statutory rate............  $ 993,187    $1,489,032    $ 1,900,172
Increase (decrease) resulting from --
  Income of S Corporation..................   (391,102)     (877,106)    (1,584,686)
  State income tax, net of benefit for
     federal deduction.....................     79,715        70,666         37,598
  Other....................................     86,050        61,724         28,668
                                             ---------    ----------    -----------
                                             $ 767,850    $  744,316    $   381,752
                                             =========    ==========    ===========

     Deferred income tax provisions result from temporary differences in the recognition of income and expenses for financial reporting purposes and for tax purposes. The tax effects of these temporary differences representing deferred tax (assets) and liabilities result principally from the following:

                                                                DECEMBER 31,
                                                         --------------------------
                                                            1995           1996
                                                         -----------    -----------
Inventory valuation....................................  $ 2,381,631    $ 2,637,029
Reserves and accruals not deductible until paid........   (1,645,669)    (2,175,732)
Depreciation...........................................       40,411         58,604
Other..................................................      (44,966)      (104,125)
                                                         -----------    -----------
                                                         $   731,407    $   415,776
                                                         ===========    ===========

                                  HOWARD GROUP

     The net deferred tax assets and liabilities are comprised of the following:

                                                                DECEMBER 31,
                                                         --------------------------
                                                            1995           1996
                                                         -----------    -----------
Deferred tax assets --
  Current..............................................  $(1,569,170)   $(2,144,789)
Deferred tax liabilities --
  Current..............................................    2,260,168      2,501,961
  Long-term............................................       40,409         58,604
                                                         -----------    -----------
          Total........................................    2,300,577      2,560,565
                                                         -----------    -----------
          Net deferred income tax liabilities..........  $   731,407    $   415,776
                                                         ===========    ===========

10. COMMITMENTS AND CONTINGENCIES:

  Litigation

     The Companies are defendants in several lawsuits arising from normal business activities. Management has reviewed pending litigation with legal counsel and believes that the ultimate liability, if any, resulting from such actions will not have a material adverse effect on the Companies' financial position or results of operations.

  Insurance

     The Companies carry a standard range of insurance coverage, including general and business auto liability, commercial property, workers' compensation and excess liability coverage. The Companies have not incurred significant claims or losses on any of their insurance policies.

  Stockholder Loans Guaranteed by the Companies


     The principal stockholder of the Companies has various loans totaling $8,128,000 and $7,766,120 outstanding with a financial institution as of December 31, 1996 and June 30, 1997. The loans are guaranteed by Automall, BHC and BHT and are secured by all of the real estate, buildings and improvements at the dealerships. The notes mature on various dates through 2004 and bear interest at prime less .5% (8.25% at December 31, 1996).


11. RETIREMENT PLAN:

     Effective April 1, 1996, the Companies established a 401(k) salary deferral/savings plan for the benefit of all employees. Employees electing to participate in the plan may contribute up to 15% of annual compensation, limited to the maximum amount that can be deducted for income tax purposes each year.

     The Companies, at their discretion, have the option to match each employee's contribution up to a maximum of 6% of annual compensation each plan year. The Companies elected to make contributions totaling $178,000 for the year ended December 31, 1996.

12. PROPOSED ACQUISITION BY GROUP 1:

     The stockholders of the Companies intend to enter into definitive purchase agreements with Group 1 providing for the purchase of the Companies by Group 1. In conjunction with the acquisition of the Companies by Group 1, all existing operating leases with related parties will be restructured under new lease agreements and the principal stockholder of the Companies will either obtain releases for the Companies from the stockholder loan guarantees discussed above or will obtain alternative financing in order to obtain release from the stockholder loan guarantees.

                                  HOWARD GROUP

13. SUBSEQUENT EVENTS (UNAUDITED)

     During 1997, an affiliate of the Howard Group entered into an agreement to acquire, subject to manufacturer approval, a Chevrolet dealership in Tulsa, Oklahoma. The Howard Group has not received approval from the manufacturer, and in June 1997, entered into a management contract with the owner of the Chevrolet dealership. Group 1 expects to enter into an agreement to acquire the Chevrolet dealership from the affiliate of the Howard Group for the assumption of the dealership's liabilities.

                    REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

TO MCCALL GROUP:

     We have audited the accompanying combined balance sheets of the companies identified in Note 1 (the Companies) as of December 31, 1995 and 1996, and the related combined statements of operations, stockholders' deficit and cash flows for each of the three years in the period ended December 31, 1996. These financial statements are the responsibility of the Companies' management. Our responsibility is to express an opinion on these financial statements based on our audits.

     We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

     In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of the Companies as of December 31, 1995 and 1996, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 1996, in conformity with generally accepted accounting principles.

ARTHUR ANDERSEN LLP
Houston, Texas
May 9, 1997

                                  MCCALL GROUP

                            COMBINED BALANCE SHEETS

                                     ASSETS


                                                  DECEMBER 31,    DECEMBER 31,      JUNE 30,
                                                      1995            1996            1997
                                                  ------------    -------------    -----------
                                                                                   (UNAUDITED)
CURRENT ASSETS:
  Cash and cash equivalents.....................  $   301,277      $   193,975     $   253,068
  Contracts in transit..........................   20,327,507       13,899,508      10,174,334
  Accounts receivable, net......................    3,535,825        4,407,835       2,689,166
  Due from affiliates...........................    3,769,789        1,397,454       1,062,854
  Inventories...................................   22,490,889       23,720,965      15,025,873
  Notes receivable, net.........................      226,113          237,547         340,523
  Prepaid expenses..............................      123,976          294,044         151,675
  Deferred income tax benefit...................    1,972,348        1,769,529       1,735,044
                                                  -----------      -----------     -----------
          Total current assets..................   52,747,724       45,920,857      31,432,537
                                                  -----------      -----------     -----------
PROPERTY AND EQUIPMENT, net.....................    2,492,651        3,147,017       3,924,236
LONG-TERM DEFERRED INCOME TAX BENEFIT...........           --          104,882         104,882
OTHER ASSETS....................................      425,661        1,300,432       1,887,640
                                                  -----------      -----------     -----------
          Total assets..........................  $55,666,036      $50,473,188     $37,349,295
                                                  ===========      ===========     ===========

                      LIABILITIES AND STOCKHOLDERS' DEFICIT

CURRENT LIABILITIES:
  Floor plan notes payable......................  $35,940,161      $32,219,713     $20,216,458
  Current maturities of long-term debt..........       28,553          146,303          78,736
  Due to affiliates.............................      849,404          798,413       1,082,574
  Accounts payable and accrued expenses.........   18,832,580       18,176,922      15,732,890
                                                  -----------      -----------     -----------
          Total current liabilities.............   55,650,698       51,341,351      37,110,658
                                                  -----------      -----------     -----------
LONG-TERM DEBT, net of current maturities.......      180,655          410,805         576,330
LONG-TERM DEFERRED INCOME TAXES.................      112,250               --              --
OTHER LONG-TERM LIABILITIES.....................      150,000          427,000         412,124
COMMITMENTS AND CONTINGENCIES
STOCKHOLDERS' DEFICIT:
  Common stock..................................      125,800           71,278          71,278
  Additional paid-in capital....................    2,930,419        3,222,043       3,222,043
  Retained deficit..............................   (3,483,786)      (4,999,289)     (4,043,138)
                                                  -----------      -----------     -----------
          Total stockholders' deficit...........     (427,567)      (1,705,968)       (749,817)
                                                  -----------      -----------     -----------
          Total liabilities and stockholders'
            deficit.............................  $55,666,036      $50,473,188     $37,349,295
                                                  ===========      ===========     ===========


    The accompanying notes are an integral part of these combined financial statements.

                                  MCCALL GROUP

                       COMBINED STATEMENTS OF OPERATIONS


                                                                                   SIX MONTHS ENDED
                                           YEAR ENDED DECEMBER 31,                     JUNE 30,
                                  ------------------------------------------   -------------------------
                                      1994           1995           1996          1996          1997
                                  ------------   ------------   ------------   -----------   -----------
                                                                                      (UNAUDITED)
REVENUES:
  New vehicle sales.............  $105,402,077   $125,809,681   $166,381,686   $78,632,836   $81,608,967
  Used vehicle sales............    49,871,793     68,332,375     90,895,516    44,236,716    49,796,182
  Parts and service sales.......    17,938,636     19,431,385     24,454,187    11,041,837    12,304,906
  Other dealership revenues,
    net.........................     4,107,658      5,314,141      6,810,908     3,304,178     3,242,694
                                  ------------   ------------   ------------   -----------   -----------
         Total revenues.........   177,320,164    218,887,582    288,542,297   137,215,567   146,952,749
COST OF SALES...................   152,573,395    188,730,407    249,560,060   118,276,808   127,275,652
                                  ------------   ------------   ------------   -----------   -----------
         Gross profit...........    24,746,769     30,157,175     38,982,237    18,938,759    19,677,097
SELLING, GENERAL AND
  ADMINISTRATIVE EXPENSES.......    22,476,554     27,751,831     35,072,460    16,958,684    17,545,957
                                  ------------   ------------   ------------   -----------   -----------
         Income from
           operations...........     2,270,215      2,405,344      3,909,777     1,980,075     2,131,140
OTHER INCOME AND EXPENSE:
  Interest expense, net.........    (2,462,618)    (3,215,245)    (2,747,719)   (1,526,344)     (503,525)
  Other expense, net............        (6,511)       (43,735)       (45,094)      (27,635)      (34,029)
                                  ------------   ------------   ------------   -----------   -----------
INCOME (LOSS) BEFORE INCOME
  TAXES.........................      (198,914)      (853,636)     1,116,964       426,096     1,593,586
PROVISION FOR INCOME TAXES......       232,173        282,887        177,772        71,584       637,435
                                  ------------   ------------   ------------   -----------   -----------
NET INCOME (LOSS)...............  $   (431,087)  $ (1,136,523)  $    939,192   $   354,512   $   956,151
                                  ============   ============   ============   ===========   ===========


    The accompanying notes are an integral part of these combined financial statements.

                                  MCCALL GROUP

                  COMBINED STATEMENTS OF STOCKHOLDERS' DEFICIT


                                                       ADDITIONAL
                                             COMMON     PAID-IN     SUBSCRIPTIONS    RETAINED
                                             STOCK      CAPITAL      RECEIVABLE       DEFICIT        TOTAL
                                            --------   ----------   -------------   -----------   -----------
BALANCE, December 31, 1993................  $ 94,600   $1,961,619     $      --     $(1,916,176)  $   140,043
  Net loss................................        --           --            --        (431,087)     (431,087)
  Issuance of common stock................    31,200      968,800      (850,000)             --       150,000
  Payments on subscriptions receivable....        --           --        11,317              --        11,317
                                            --------   ----------     ---------     -----------   -----------
BALANCE, December 31, 1994................   125,800    2,930,419      (838,683)     (2,347,263)     (129,727)
  Net loss................................        --           --            --      (1,136,523)   (1,136,523)
  Payments on subscriptions receivable....        --           --       270,272              --       270,272
  Settlement of subscriptions
     receivable...........................        --           --       568,411              --       568,411
                                            --------   ----------     ---------     -----------   -----------
BALANCE, December 31, 1995................   125,800    2,930,419            --      (3,483,786)     (427,567)
  Net income..............................        --           --            --         939,192       939,192
  Dividend to parent under tax sharing
     agreement............................        --           --            --        (323,590)     (323,590)
  Purchase and retirement of treasury
     stock................................   (57,898)          --            --      (2,131,105)   (2,189,003)
  Stock issued to employees...............     3,376      291,624            --              --       295,000
                                            --------   ----------     ---------     -----------   -----------
BALANCE, December 31, 1996................    71,278    3,222,043            --      (4,999,289)   (1,705,968)
  Net income (unaudited)..................        --           --            --         956,151       956,151
                                            --------   ----------     ---------     -----------   -----------
BALANCE, June 30, 1997 (unaudited)........  $ 71,278   $3,222,043     $      --     $(4,043,138)  $  (749,817)
                                            ========   ==========     =========     ===========   ===========


    The accompanying notes are an integral part of these combined financial statements.

                                  MCCALL GROUP

                       COMBINED STATEMENTS OF CASH FLOWS


                                                                                                               FOR THE
                                                                                                           SIX MONTHS ENDED
                                                                 YEAR ENDED DECEMBER 31,                       JUNE 30,
                                                        -----------------------------------------    ----------------------------
                                                           1994           1995           1996            1996            1997
                                                        -----------    -----------    -----------    ------------    ------------
                                                                                                             (UNAUDITED)
CASH FLOWS FROM OPERATING ACTIVITIES:
  Net income (loss)...................................  $  (431,087)   $(1,136,523)   $   939,192    $    354,512    $    956,151
  Adjustments to reconcile net income (loss) to net
    cash provided by (used in) operating activities --
    Depreciation and amortization.....................      387,093        439,402        598,278         281,292         248,615
    Deferred income taxes.............................     (154,493)      (514,187)       (14,313)         (2,197)         34,485
    Provision for loan losses and doubtful accounts...      226,530        208,972        357,860         165,313         139,035
    Loss (gain) on sale of assets.....................      129,930        (23,259)        32,632          15,343              --
    Non-cash compensation.............................           --             --        295,000              --              --
    Tax carryforward benefited........................           --             --       (323,590)        (93,762)             --
    Changes in assets and liabilities --
      Accounts receivable.............................   (2,770,395)     2,651,367     (1,059,288)       (135,702)      1,523,669
      Inventories.....................................   (2,172,325)    (3,085,245)    (1,230,076)        576,694       8,695,092
      Due from affiliates, net........................    1,515,356     (1,565,588)       132,341        (786,325)        618,761
      Prepaid expenses................................      274,449        (25,720)      (170,068)         13,899         142,369
      Other assets....................................       30,262         (9,546)      (874,771)       (163,081)       (487,208)
      Floor plan notes payable........................   (1,113,893)    (2,058,861)    (3,720,448)     (9,909,815)    (12,003,255)
      Accounts payable and accrued expenses...........    2,579,781      7,695,141       (655,658)       (493,298)     (2,444,459)
      Other long term liabilities.....................           --             --        277,000         277,000         (14,876)
                                                        -----------    -----------    -----------    ------------    ------------
        Total adjustments.............................   (1,067,705)     3,712,476     (6,355,101)    (10,254,639)     (3,547,772)
                                                        -----------    -----------    -----------    ------------    ------------
        Net cash provided by (used in) operating
          activities..................................   (1,498,792)     2,575,953     (5,415,909)     (9,900,127)     (2,591,621)
                                                        -----------    -----------    -----------    ------------    ------------
CASH FLOWS FROM INVESTING ACTIVITIES:
  Decrease (increase) in notes receivable.............      187,893        361,811       (182,016)       (594,970)       (102,976)
  Purchases of property and equipment.................     (346,920)      (613,890)    (1,285,276)       (744,300)     (1,069,442)
                                                        -----------    -----------    -----------    ------------    ------------
        Net cash used in investing activities.........     (159,027)      (252,079)    (1,467,292)     (1,339,270)     (1,172,418)
                                                        -----------    -----------    -----------    ------------    ------------
CASH FLOWS FROM FINANCING ACTIVITIES:
  Principal payments of long-term debt................     (503,368)       (54,555)      (164,694)        (50,093)        (29,111)
  Borrowings of long-term debt........................           --        110,168        512,594         512,594         127,069
  Payments on subscriptions receivable................       11,317        270,272             --              --              --
  Issuance of common stock............................      150,000             --             --              --              --
                                                        -----------    -----------    -----------    ------------    ------------
        Net cash provided by (used in) financing
          activities..................................     (342,051)       325,885        347,900         462,501          97,958
                                                        -----------    -----------    -----------    ------------    ------------
NET INCREASE (DECREASE) IN CASH AND CASH
  EQUIVALENTS.........................................   (1,999,870)     2,649,759     (6,535,301)    (10,776,896)     (3,666,081)
CASH AND CASH EQUIVALENTS, beginning of period........   19,978,895     17,979,025     20,628,784      20,628,784      14,093,483
                                                        -----------    -----------    -----------    ------------    ------------
CASH AND CASH EQUIVALENTS, end of period..............  $17,979,025    $20,628,784    $14,093,483    $  9,851,888      10,427,402
                                                        ===========    ===========    ===========    ============    ============
SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION:
  Cash paid for --
    Interest..........................................  $ 2,523,650    $ 3,253,486    $ 2,808,993    $  1,560,561    $  1,490,835
    Taxes.............................................           --        227,090        818,962         286,388         168,200
SUPPLEMENTAL DISCLOSURES OF NONCASH INVESTING AND
  FINANCING ACTIVITIES:
  Receivables from stockholder forgiven in conjunction
    with purchase of treasury stock...................           --             --      2,189,003              --              --
  Settlement of subscriptions receivable from
    stockholder in lieu of bonus......................           --        568,411             --              --              --
  Note received upon issuance of common stock.........      850,000             --             --              --              --


    The accompanying notes are an integral part of these combined financial statements.

                                  MCCALL GROUP

                     NOTES TO COMBINED FINANCIAL STATEMENTS

(All discussions and disclosures with a reference date subsequent to May 9, 1997 are unaudited.)


1. BUSINESS AND ORGANIZATION:

     McCall Group (the Companies) is primarily engaged in the retail sale of new and used automobiles and the sale of the related finance, insurance and service contracts thereon. In addition, the Companies sell automotive parts, provide vehicle servicing and sell wholesale used vehicles.

     The following companies are included within the combined group:

     Southwest Toyota, Inc. (d.b.a. Sterling McCall Toyota) (SMT) -- SMT is a Toyota dealership located in Houston, Texas.

     SMC Luxury Cars, Inc. (d.b.a. Sterling McCall Lexus) (SML) -- SML is a Lexus dealership located in Houston, Texas.

     The Companies and their stockholders intend to enter into a definitive agreement with Group 1 Automotive, Inc. (Group 1), pursuant to which all outstanding shares of the Companies' common stock will be exchanged for cash and shares of Group 1's common stock concurrent with the consummation of the initial public offering of the common stock of Group 1.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:

  Basis of Presentation

     The accompanying combined financial statements include the accounts of SMT and SML. The Companies have been presented on a combined basis due to their related operations, common ownership and common management control. All significant intercompany balances and transactions have been eliminated in combination. SMC Investments, Inc. (SMC) owns 100% of the issued and outstanding stock of SML and approximately 51% of the stock of SMT. SMC is a separate holding company which does not operate in the automobile retailing industry and has not been included in the accompanying combined financial statements as it will not be acquired by Group 1.

  Major Suppliers and Franchise Agreements

     The Companies purchase substantially all of their new vehicles from Toyota Motor Corp. at the prevailing prices charged by the manufacturers to all franchised dealers. The Companies' sales volume could be adversely impacted by the manufacturers' inability to supply the dealership with an adequate supply of popular models or as a result of an unfavorable allocation of vehicles by the manufacturer.

     The dealer franchise agreements contain provisions which may limit changes in dealership management and ownership, place certain restrictions on the dealerships (such as minimum net worth requirements) and which also provide for termination of the franchise agreement by the manufacturers in certain instances. Under certain state law, these restrictive provisions have been repeatedly found invalid both by state courts and administrative agencies. See "Risk Factors -- Manufacturers' Control Over Dealerships" and
"Business -- Franchise Agreements" for further discussion.

  Revenue Recognition

     Revenue from vehicle sales, parts sales and vehicle service is recognized upon delivery to the customer.

  Fleet Sales

     SMT periodically supplies vehicles to various rental car companies as an accommodation to the manufacturer and to better utilize dealership capacity. These transactions generate nominal gross profit,

                                  MCCALL GROUP
and in management's opinion, do not represent sales in the normal course of business. Accordingly, sales of approximately $8.5 million, $7.7 million and $10.8 million and cost of sales of approximately $8.1 million, $7.5 million and $10.7 million have been excluded from the accompanying statements of operations for the years ended December 31, 1994, 1995 and 1996 as management believes excluding such amounts represents a more appropriate basis of presentation. The net profit on these wholesale fleet transactions is recorded as other dealership revenues in the accompanying statements of operations.

  Finance, Insurance and Service Contract Income Recognition

     The Companies arrange financing for customers through various institutions and receive financing fees equal to the difference between the loan rates charged to customers over the predetermined financing rates set by the financing institution. In addition, the Companies receive commissions from the sale of credit life and disability insurance and extended service contracts to customers.


     The Companies may be charged back (chargebacks) for unearned financing fees, insurance or service contract commissions in the event of early termination of the contracts by customers. The revenues from financing fees and commissions are recorded at the time of the sale of the vehicles. The reserves for future chargebacks are based on historical operating results and the termination provisions of the applicable contracts. Finance, insurance and service contract income, net of estimated chargebacks, are included in other dealership revenue in the accompanying combined financial statements.


  Cash and Cash Equivalents

     Cash and cash equivalents include highly liquid investments that have an original maturity of three months or less at the date of purchase.

  Contracts in Transit

     Contracts in transit represent contracts on vehicles sold, for which the proceeds are in transit from financing institutions.

  Inventories

     New and demonstrator vehicles are stated at cost, determined on the last-in, first-out (LIFO) basis, which is not in excess of market.

     Used vehicles are stated at lower of cost or market, determined on a specific unit basis.

     Parts and accessories are stated at the lower of cost (determined on a first-in, first-out basis) or market.

  Property and Equipment

     Property and equipment are recorded at cost and depreciated using the straight-line method over the estimated useful lives of the assets. Leasehold improvements are capitalized and amortized over the lesser of the life of the lease or the estimated life of the asset.

     Expenditures for major additions or improvements which extend the useful lives of assets are capitalized. Minor replacements, maintenance and repairs which do not improve or extend the life of such assets are charged to operations as incurred. Disposals are removed at cost less accumulated depreciation, and any resulting gain or loss is reflected in current operations.

                                  MCCALL GROUP

  Income Taxes

     The Companies follow the liability method of accounting for income taxes in accordance with Statement of Financial Accounting Standards (SFAS) No. 109. Under this method, deferred income taxes are recorded based upon differences between the financial reporting and tax bases of assets and liabilities and are measured using the enacted tax rates and laws that will be in effect when the underlying assets are realized or liabilities are settled. SML is a member of a consolidated group for tax reporting purposes. In accordance with SFAS No. 109, SML reports current and deferred tax expense using the separate return method, resulting in tax expense being recorded as if SML filed a separate company return for tax purposes. Under this method, SML does not recognize benefits for net operating losses (NOL's) as such amounts will not be refunded to SML by the consolidated group. These NOL carryforwards are offset against the provision for taxes in subsequent profitable years and treated as dividends to the parent when benefited. SMT is a separate tax paying entity and is not a member of a consolidated group.

  Environmental Liabilities and Expenditures

     Accruals for environmental matters, if any, are recorded as operating expenses when it is probable that a liability has been incurred and the amount of the liability can be reasonably estimated. Accrued liabilities are exclusive of claims against third parties and are not discounted.

     In general, costs related to environmental remediation are charged to expense. Environmental costs are capitalized if the costs increase the value of the property and/or mitigate or prevent contamination from future operations.

  Interest Expense

     Automobile manufacturers periodically provide floorplan interest assistance, or subsidies, which reduce the Companies' cost of financing. The accompanying financial statements reflect interest expense net of floor plan assistance.

  Fair Value of Financial Instruments

     The Companies' financial instruments consist primarily of floor plan notes payable, notes receivable and long-term debt. The carrying amount of these financial instruments approximates fair value due either to length of maturity or existence of variable interest rates that approximate market rates.

  Advertising


     The Company expenses production and other costs of advertising as incurred. Advertising expense for the years ended December 31, 1994, 1995 and 1996 totaled $1,961,488, $2,800,699 and $4,034,050, respectively.


  Concentration of Credit Risk

     Financial instruments which potentially subject the Companies to a concentration of credit risk consist principally of cash, cash equivalents, contracts in transit and accounts receivable. The Company maintains cash balances at financial institutions which may at times be in excess of federally insured levels. The Companies grant credit to local companies in various businesses. The Companies perform ongoing credit evaluations of their customers and generally do not require collateral. The Companies maintain an allowance for doubtful accounts at a level which management believes is sufficient to cover potential credit losses. The Companies have not incurred significant losses related to these financial instruments to date.

                                  MCCALL GROUP

  Use of Estimates

     The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions in determining the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. The significant estimates made by management in the accompanying financial statements relate to reserves for future chargebacks on finance, insurance and service contract income and reserves for retail loan loss guarantees (Notes 2 and 11, respectively). Actual results could differ from those estimates.

  Interim Financial Information


     As is normal and customary, the interim financial statements as of June 30, 1997, and for the six months ended June 30, 1996 and 1997, are unaudited, and certain information normally included in financial statements prepared in accordance with generally accepted accounting principles has not been included herein. In the opinion of management, all adjustments necessary to fairly present the financial position, results of operations and cash flows with respect to the interim financial statements, have been properly included. Due to seasonality and other factors, the results of operations for the interim periods are not necessarily indicative of the results that will be realized for the entire fiscal year.


  Statements of Cash Flows

     For purposes of the statements of cash flows, cash and cash equivalents include contracts in transit which are typically collected within one month or less. Additionally, the net change in floor plan financing of inventory, which is a customary financing technique in the industry, is reflected as an operating activity in the statements of cash flows.

  New Accounting Pronouncement

     Effective January 1, 1996, the Companies adopted SFAS No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of." SFAS No. 121 requires that long-lived assets be reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of the asset in question may not be recoverable. If an evaluation is required, the estimated future undiscounted cash flows associated with the asset would be compared to the asset's carrying amount to determine if a write-down to market value or discounted cash flow value is necessary. Adoption of this standard did not have a material effect on the financial position or results of operations of the Companies.


     During June 1996 and June 1997 the Financial Accounting Standards Board
(FASB) issued statement of Financial Accounting Standards (SFAS) No. 125 "Accounting for Transfers and Servicing of Financial Assets and Extinguishment of Liabilities" and SFAS No. 130 "Reporting Comprehensive Income." The major provisions of these statements and their impact on the Company are discussed below.



     SFAS No. 125 established criteria for recognition of a sale in conjunction with the transfer of financial assets, under which sales may only be recognized when the transferor has surrendered control of the assets. This statement is not currently anticipated to have any impact on the Company as the Company does not currently enter into transactions which fall under the scope of this statement.



     SFAS No. 130 requires the presentation of comprehensive income in an entity's financial statements. Comprehensive income represents all changes in equity of an entity during the reporting period, including net income and charges directly to equity which are excluded from net income. This statement is not anticipated to have any impact on the Company as the Company currently does not enter into any

                                  MCCALL GROUP
transactions which result in charges (or credits) directly to equity (such as additional minimum pension liability changes, currency translation adjustments, unrealized gains and losses on available for sale securities, etc.).


3. DETAIL OF CERTAIN BALANCE SHEET ACCOUNTS:

     Accounts receivable consist of the following:

                                                                  DECEMBER 31,
                                                            ------------------------
                                                               1995          1996
                                                            ----------    ----------
Amounts due from manufacturers............................  $1,067,573    $1,192,275
Parts and service receivables.............................     541,635       870,209
Warranty receivables......................................     270,386       259,826
Due from finance companies................................     984,521     1,204,624
Other.....................................................     831,682     1,180,201
                                                            ----------    ----------
                                                             3,695,797     4,707,135
Less -- Allowance for doubtful accounts...................    (159,972)     (299,300)
                                                            ----------    ----------
                                                            $3,535,825    $4,407,835
                                                            ==========    ==========

     Activity in the Companies' allowance for doubtful accounts consists of the following:

                                                            DECEMBER 31,
                                                -------------------------------------
                                                  1994        1995          1996
                                                --------    --------    -------------
Balance, beginning of year....................  $ 33,427    $ 35,530      $159,972
Additions charged to expense..................    35,530     159,972       187,278
Deductions for uncollectible receivables
  written off.................................   (33,427)    (35,530)      (47,950)
                                                --------    --------      --------
                                                $ 35,530    $159,972      $299,300
                                                ========    ========      ========

     Inventories consist of the following:

                                                                DECEMBER 31,
                                                         --------------------------
                                                            1995           1996
                                                         -----------    -----------
New vehicles...........................................  $14,776,185    $13,918,424
Used vehicles..........................................    8,258,953     11,050,657
Parts, accessories and other...........................    1,502,030      1,566,156
Rental vehicles........................................    2,452,290      1,674,747
Accumulated LIFO Reserve...............................   (4,498,569)    (4,489,019)
                                                         -----------    -----------
                                                         $22,490,889    $23,720,965
                                                         ===========    ===========

     If the specific unit method of inventory were used, net income would have increased (decreased) by approximately $111,000, $305,000 and $(9,000) for the years ended December 31, 1994, 1995 and 1996, respectively.

     Activity in the Companies' allowance for uncollectible notes consists of the following:

                                                            DECEMBER 31,
                                                   -------------------------------
                                                     1994       1995       1996
                                                   --------   --------   ---------
Balance, beginning of year......................   $     --   $191,000   $ 240,000
Additions charged to expense....................    191,000     49,000     170,580
Deductions for uncollectible receivables
  written-off...................................         --         --    (196,580)
                                                   --------   --------   ---------
                                                   $191,000   $240,000   $ 214,000
                                                   ========   ========   =========

                                  MCCALL GROUP

     Accounts payable and accrued expenses consist of the following:

                                                                DECEMBER 31,
                                                         --------------------------
                                                            1995           1996
                                                         -----------    -----------
Accounts payable, trade................................  $ 7,738,625    $ 7,452,034
Reserve for finance, insurance and service contract
  chargebacks..........................................    3,023,815      3,011,354
Reserve for retail loan guarantees.....................    1,471,000      1,965,000
Other accrued expenses.................................    6,599,140      5,748,534
                                                         -----------    -----------
                                                         $18,832,580    $18,176,922
                                                         ===========    ===========

4. PROPERTY AND EQUIPMENT:

     Property and equipment consist of the following:

                                             ESTIMATED             DECEMBER 31,
                                            USEFUL LIVES    --------------------------
                                              IN YEARS         1995           1996
                                            ------------    -----------    -----------
Leasehold improvements....................      20          $ 2,054,158    $ 2,470,037
Machinery and equipment...................       7              878,388      1,136,461
Furniture and fixtures....................       7            2,090,443      2,622,636
Autos and trucks..........................       5              348,875        380,626
                                                            -----------    -----------
          Total...........................                    5,371,864      6,609,760
Less -- Accumulated depreciation..........                   (2,879,213)    (3,462,743)
                                                            -----------    -----------
          Property and equipment, net.....                  $ 2,492,651    $ 3,147,017
                                                            ===========    ===========

5. FLOOR PLAN NOTES PAYABLE:

     Floor plan notes payable reflect amounts payable for the purchase of specific vehicle inventory and consist of the following:

                                                                DECEMBER 31,
                                                         --------------------------
                                                            1995           1996
                                                         -----------    -----------
New vehicles...........................................  $30,045,548    $24,398,255
Used vehicles..........................................    3,475,307      6,212,001
Rental vehicles........................................    2,419,306      1,609,457
                                                         -----------    -----------
          Total floor plan notes payable...............  $35,940,161    $32,219,713
                                                         ===========    ===========

     Floorplan notes payable are due to various floor plan lenders, bearing interest at rates ranging from prime plus .5% to prime plus 1.5%. As of December 31, 1995 and 1996, the weighted average interest rate on floorplan notes payable outstanding was 9.41 and 8.99 percent. Interest expense on floorplan notes payable, before manufacturer interest assistance, totaled approximately $2,369,000, $3,096,000 and $2,498,000 for the years ended December 31, 1994,
1995 and 1996. Manufacturer interest assistance, which is recorded as a reduction to interest expense in the accompanying financial statements, totaled approximately $82,000, $91,000 and $136,000 for the years ended December 31, 1994, 1995 and 1996. The flooring arrangements permit the Companies to borrow up to $38,300,000 dependent upon new and used vehicle sales and inventory levels. As of December 31, 1996, total available borrowings under the floorplan agreements were approximately $6,080,000. Payments on the notes are due when the related vehicles are sold and are collateralized by substantially all new and used vehicles.

                                  MCCALL GROUP

6. LONG-TERM DEBT:

     Long-term debt consists of the following:

                                                                  DECEMBER 31,
                                                              ---------------------
                                                                1995        1996
                                                              --------    ---------
Note payable to floorplan institution, principal payable in
  monthly installments of $5,000 through August 2001,
  interest payable monthly at lender's available financing
  rate plus 1.5% (9.3% at December 31, 1996)................  $     --    $ 275,000
Other notes payable, maturing in varying amounts through
  April 2001, with interest ranging from 5.5% to 9.6% at
  December 31, 1996.........................................   209,208      282,108
                                                              --------    ---------
                                                               209,208      557,108
Less -- Current portion.....................................   (28,553)    (146,303)
                                                              --------    ---------
                                                              $180,655    $ 410,805
                                                              ========    =========

     The aggregate maturities of long-term debt as of December 31, 1996, are as follows:

YEAR ENDING
DECEMBER 31,
------------
   1997.............................................................  $146,303
   1998.............................................................   141,666
   1999.............................................................   124,378
   2000.............................................................   103,906
   2001.............................................................    40,855
                                                                      --------
                                                                      $557,108
                                                                      ========

7. STOCKHOLDERS' EQUITY:

     Capital stock consists of the following as of December 31, 1996:

                                          AUTHORIZED   ISSUED    OUTSTANDING   PAR VALUE
                                          ----------   -------   -----------   ---------
Sterling McCall Toyota..................    500,000     70,278      70,278       $1.00
Sterling McCall Lexus...................  1,000,000    100,000     100,000         .01

  Treasury Stock Transactions

     During 1996, SMT and its principal stockholder entered into a series of treasury stock transactions in which SMT repurchased 57,898 shares of common stock from its principal stockholder. In conjunction with these transactions, SMT forgave approximately $2,189,000 of related party receivables due from various entities owned by the principal stockholder. As part of these transactions, SMT has agreed to repurchase in certain instances, up to 4,502 additional shares of stock from its principal stockholder in exchange for a note payable in the amount of $2 million. This repurchase provision will be cancelled concurrently with an initial public offering of stock by the Companies. The shares repurchased by SMT have been constructively retired for financial reporting purposes.

  Restricted Stock Awards

     During December 1996, the Companies granted 3,376 shares of stock to two employees as compensation for prior services. The shares were issued as of the grant date and the Companies

                                  MCCALL GROUP
recorded compensation expense of $295,000 related to these shares based on the estimated fair market value of the shares as of the grant date. The shares issued are subject to various restrictions relating to transferability and resale, and contain a right of first refusal for repurchase by the Companies.

8. RELATED-PARTY TRANSACTIONS:

  Operating Leases

     SMT and SML lease land, facilities and equipment from limited partnerships and other entities controlled by the majority stockholder of the Companies under operating leases. Additional information regarding the terms of these leases is contained in Note 9 "Operating Leases".


  Stockholder Loan Guarantees



     The Companies have provided guarantees and/or pledged assets as security for certain outstanding loan obligations of various related parties. See Note 11 "Commitments and Contingencies," for discussion of guarantee and security arrangements provided on behalf of related parties.


  Commissions and Management Fees

     The Companies sell credit life and disability insurance policies and extended service contracts which are underwritten by three companies owned by the principal stockholders of the Companies. The Companies also sell various aftermarket products from certain companies owned by the principal stockholders of the Companies. The Companies paid commissions to these entities of approximately $675,700, $1,131,500 and $1,591,000 on credit life and disability insurance policies, extended service contracts and aftermarket products sold during the years ended December 31, 1994, 1995 and 1996, respectively.

     The Companies pay management fees plus certain allocated and out of pocket expenses to an entity owned by the principal stockholder of the Companies for consultation and direct management assistance with respect to operations and strategic planning. Management fee expense totaled approximately $1,076,400, $1,255,800 and $1,443,000 for the years ended December 31, 1994, 1995 and 1996, respectively.

  Financing Arrangements

     The dealerships arrange financing for certain second chance finance customers through an entity owned by the principal stockholder of the Companies. The dealerships pay a financing fee of 2% on these finance contracts, and such contracts are non-recourse to the dealerships. Total financing fees paid to this entity for the years ended December 31, 1994, 1995 and 1996 were approximately $--, $95,000 and $360,000. In addition to providing financing for second chance finance customers, this entity also provides loan servicing, collection and repossession services to the Companies related to defaulted loans which have been repurchased by the Companies under a financing arrangement with a third party lender. (See Note 11).


     The Companies have entered into a floorplan agreement with a financing company owned by the principal stockholder which allows for a maximum of $1,000,000 in borrowing capacity. As of December 31, 1995 and 1996, approximately $709,200 and $619,100, respectively, of floorplan notes payable under this agreement are included in due to affiliates in the accompanying financial statements and disclosed in the detail of related party balances presented herewithin. Borrowings under the floorplan agreement bear interest at 11.75%.

                                  MCCALL GROUP

  Advances to Group 1



     The Companies have consummated a loan with Group 1 in order to finance the expenses of Group 1 prior to the acquisition. The balance of this loan at December 31, 1996 and June 30, 1997 was approximately $48,000 and $403,000, respectively, bearing interest at a rate of 7.0% per annum.


  Other


     The Companies have various balances payable to the principal stockholder and related entities owned by the principal stockholder which have resulted from short term working capital advances to the Companies by the principal stockholder, as well as for amounts incurred under the financing agreement discussed previously. Additionally, the Companies have various balances receivable from the principal stockholder and related entities owned by the principal stockholder which have resulted from short term advances by the Companies. The table below sets forth the significant components of the amounts due to/from related parties in the accompanying combined balance sheets:


                                                                    DECEMBER 31,
                                                             ---------------------------
                                                                 1995           1996
                                                             ------------   ------------
Due from affiliated finance entity.........................   $  509,889     $  778,460
Receivable from principal stockholder, other...............    3,259,900        618,994
                                                              ----------     ----------
Total due from affiliates..................................   $3,769,789     $1,397,454
                                                              ==========     ==========
Due to affiliated floor plan company.......................   $  709,218     $  619,138
Due to principal stockholder, other........................      140,186        179,275
                                                              ----------     ----------
Total due to affiliates....................................   $  849,404     $  798,413
                                                              ==========     ==========


     At June 30, 1997 the aggregate of these balances resulted in a net payable to the principal stockholder of approximately $19,700.



9. OPERATING LEASES:


     The Companies lease various facilities and equipment under operating lease agreements, including leases with related parties. These leases are noncancelable and expire on various dates through 2006. The lease agreements are subject to renewal under essentially the same terms and conditions as the original leases.

     Future minimum lease payments for operating leases are as follows:

           YEAR ENDING               RELATED        THIRD
           DECEMBER 31,              PARTIES       PARTIES         TOTAL
----------------------------------  ----------    ----------    -----------
     1997.........................  $1,842,000    $  411,556    $ 2,253,556
     1998.........................   1,842,000       354,084      2,196,084
     1999.........................   1,842,000       234,590      2,076,590
     2000.........................   1,842,000       161,908      2,003,908
     2001.........................   1,282,000        73,982      1,355,982
     Thereafter...................     648,000            --        648,000
                                    ----------    ----------    -----------
                                    $9,298,000    $1,236,120    $10,534,120
                                    ==========    ==========    ===========

     Total rent expense under all operating leases, including operating leases with related parties, was approximately $1,636,000, $1,906,000 and $2,030,000 for the years ended December 31, 1994, 1995

                                  MCCALL GROUP
and 1996, respectively. Rental expense on related-party leases, which is included in the above amounts, totaled $1,487,000, $1,543,000 and $1,627,000 for the years ended December 31, 1994, 1995 and 1996, respectively.

10. INCOME TAXES:

     The Companies are subject to a Texas franchise tax which is an income based tax. Federal and state income taxes are as follows:

                                                            DECEMBER 31,
                                                  --------------------------------
                                                    1994        1995        1996
                                                  ---------   ---------   --------
Federal --
  Current.......................................  $ 341,971   $ 695,074   $168,053
  Deferred......................................   (133,085)   (466,528)   (12,618)
State --
  Current.......................................     44,695     102,000     24,032
  Deferred......................................    (21,408)    (47,659)    (1,695)
                                                  ---------   ---------   --------
                                                  $ 232,173   $ 282,887   $177,772
                                                  =========   =========   ========

     Actual income tax expense differs from income tax expense computed by applying the U.S. federal statutory corporate tax rate of 34 percent to income before income taxes as follows:

                                                            DECEMBER 31,
                                                   -------------------------------
                                                     1994       1995        1996
                                                   --------   ---------   --------
Provision (benefit) at the statutory rate........  $(67,631)  $(290,236)  $379,768
Increase (decrease) resulting from --
  State income tax, net of benefit for federal
     deduction...................................    15,369      35,865     14,742
  SML NOL (benefited) not benefited..............   184,144     584,795   (323,590)
  Other..........................................   100,291     (47,537)   106,852
                                                   --------   ---------   --------
                                                   $232,173   $ 282,887   $177,772
                                                   ========   =========   ========

     Deferred income tax provisions result from temporary differences in the recognition of income and expenses for financial reporting purposes and for tax purposes. The tax effects of these temporary differences representing deferred tax assets and liabilities result principally from the following:

                                                                  DECEMBER 31,
                                                            ------------------------
                                                               1995          1996
                                                            ----------    ----------
Reserves and accruals not deductible until paid...........  $1,760,860    $1,779,755
Other.....................................................      99,238        94,656
                                                            ----------    ----------
                                                            $1,860,098    $1,874,411
                                                            ==========    ==========

                                  MCCALL GROUP

     The net deferred tax assets and liabilities are comprised of the following:

                                                                  DECEMBER 31,
                                                            ------------------------
                                                               1995          1996
                                                            ----------    ----------
Deferred tax assets --
  Current.................................................  $1,972,348    $1,773,229
  Long-term...............................................       7,200       182,711
                                                            ----------    ----------
          Total...........................................   1,979,548     1,955,940
                                                            ----------    ----------
Deferred tax liabilities --
  Current.................................................          --        (6,836)
  Long-term...............................................    (119,450)      (74,693)
                                                            ----------    ----------
          Total...........................................    (119,450)      (81,529)
                                                            ----------    ----------
          Net deferred income tax assets..................  $1,860,098    $1,874,411
                                                            ==========    ==========

     As discussed in Note 2, SML is a member of a consolidated group for tax reporting purposes and reports income taxes under the separate return method. During 1994 and 1995, SML did not record tax benefits of approximately $184,000 and $585,000 related to net operating losses as such amounts would not be reimbursed by the consolidated group. During 1996, approximately $323,600 of these benefits were offset against the provision for taxes and accounted for as a dividend in the accompanying statement of stockholders' equity.

11. COMMITMENTS AND CONTINGENCIES:

  Litigation

     The Companies are defendants in several lawsuits arising from normal business activities. Management has reviewed pending litigation with legal counsel and believes that the ultimate liability, if any, resulting from such action will not have a material adverse effect on the Companies' financial position or results of operations.

  Insurance

     The Companies carry a standard range of insurance coverage, including general and business auto liability, commercial property, workers' compensation and excess liability coverage. The Companies have not incurred significant claims or losses on any of their insurance policies.

  Loan Guarantees Provided on Second Chance Financing


     The Companies provide second-chance financing for certain customers through a third party lender. Under the terms of this financing contract, customers execute installment contracts which are guaranteed with full recourse by the Companies. The Companies surrender all rights to the future economic benefits related to the receivables; however, in the event that the customer defaults on the note, the lender requires repayment of the principal amount of the note plus earned interest through the date of default, with repossession of the vehicle to be performed by the applicable dealership. The Companies do not have the ability to repurchase these receivables from the lender, and may only be required to repurchase the receivables from the Lender in the event of default by the customer. During the years ended December 31, 1994, 1995 and 1996, the Companies sold approximately $3,518,000, $4,492,000 and $7,471,000, respectively, in full recourse loans to the lender.



     Total customer notes outstanding guaranteed by the dealership at December 31, 1995 and 1996 and June 30, 1997 were approximately $7,413,000, $10,434,000 and $10,190,000, respectively. The

                                  MCCALL GROUP

Companies have provided reserves for future loan losses based on historical loss trends and total guarantees outstanding.

     Activity in the Companies' reserve account consists of the following:

                                                                    DECEMBER 31,
                                                        ------------------------------------
                                                           1994         1995         1996
                                                        ----------   ----------   ----------
Balance, beginning of year............................  $1,436,000   $1,360,000   $1,471,000
Additions charged to expense..........................     124,000      343,000    1,033,000
Deductions for loans written off......................    (200,000)    (232,000)    (539,000)
                                                        ----------   ----------   ----------
                                                        $1,360,000   $1,471,000   $1,965,000
                                                        ==========   ==========   ==========

  Stockholder Loan Guarantees


     The principal stockholder of the Companies has a $6,857,000 line-of-credit outstanding with a financial institution as of December 31, 1996, which is guaranteed by SMT and SML and is secured by all of the real estate, buildings and improvements at the dealerships. The line of credit expires in January 2000; however, the agreement contains a provision for two additional five-year renewal periods. The line of credit bears interest at the lender's available financing rate plus one and one quarter percent (9.03% at December 31, 1996). As of December 31, 1996 and June 30, 1997, there was approximately $4.7 million and $4.6, respectively, outstanding on the line-of-credit.



     The principal stockholder of the Companies has a $1.5 million revolving line of credit outstanding with a financial institution as of December 31, 1996, which is guaranteed by SMT and SML. The line of credit is payable in monthly installments of $10,000 plus interest and bears interest at prime plus three percent (11.25% at December 31, 1996). As of December 31, 1996 and June 30, 1997, there was approximately $1,400,000 and $960,000, respectively, outstanding on the line of credit.



     The principal stockholder of the Companies has a $2 million note payable to a financial institution at December 31, 1996, which is guaranteed by SML. The note matures on May 13, 1998, and bears interest at the financial institution's base rate of interest (9.25% at December 31, 1996). As of December 31, 1996 and June 30, 1997, there was approximately $1,900,000 and $2,000,000, respectively, outstanding on the note.



     The principal stockholder of the Companies also has a $480,000 note payable to a financial institution at December 31, 1996, which is guaranteed by SML. The note is payable in monthly installments of $6,277, including interest, through December 2005 and bears interest at prime plus one percent (9.25% at December 31, 1996). As of December 31, 1996 and June 30, 1997, there was approximately $447,000 and $433,000, respectively, outstanding on the note.



     Subsequent to year end, the principal stockholder of the Companies entered into a $3.6 million loan with a financial institution which is guaranteed by SML and secured by all of the real estate, buildings and improvements at the dealership. The loan matures in July 2017 and bears interest at a variable rate of LIBOR plus 2.5%. At June 30, 1997 there were no amounts outstanding on the loan.


12. PROPOSED ACQUISITION BY GROUP 1:

     The stockholders of the Companies intend to enter into definitive purchase agreements with Group 1 providing for the acquisition of the Companies by Group
1. In conjunction with the acquisition of the Companies by Group 1, all existing operating leases with related parties will be restructured under new lease agreements and the principal stockholder of the Companies will obtain releases for the Companies from the stockholder loan guarantees discussed above.

                    REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

To Smith Group:

     We have audited the accompanying combined balance sheets of the companies identified in Note 1 (the Companies) as of December 31, 1995 and 1996, and the related combined statements of operations, stockholders' equity and cash flows for each of the three years in the period ended December 31, 1996. These financial statements are the responsibility of the Companies' management. Our responsibility is to express an opinion on these financial statements based on our audits.

     We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

     In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of the Companies as of December 31, 1995 and 1996, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 1996, in conformity with generally accepted accounting principles.

ARTHUR ANDERSEN LLP
Houston, Texas
May 9, 1997

                                  SMITH GROUP

                            COMBINED BALANCE SHEETS

                                     ASSETS


                                                  DECEMBER 31,    DECEMBER 31,     JUNE 30,
                                                      1995            1996           1997
                                                  ------------    ------------    -----------
                                                                                  (UNAUDITED)
CURRENT ASSETS:
  Cash and cash equivalents.....................  $   541,575     $   988,167     $ 1,645,219
  Contracts in transit..........................    7,195,303       8,081,662       7,760,038
  Accounts receivable, net......................    4,485,359       4,467,590       4,876,051
  Due from affiliates...........................       46,007          14,580              --
  Inventories...................................   27,946,621      30,637,433      33,099,771
  Prepaid expenses..............................      200,585         185,218         641,495
  Deferred income tax benefit...................      246,543         182,081         182,081
                                                  -----------     -----------     -----------
          Total current assets..................   40,661,993      44,556,731      48,204,655
PROPERTY AND EQUIPMENT, net.....................    9,667,539       9,819,994       9,935,715
GOODWILL, net...................................    2,387,514       2,322,307       2,281,636
OTHER ASSETS....................................      209,951         689,453         550,452
                                                  -----------     -----------     -----------
          Total assets..........................  $52,926,997     $57,388,485     $60,972,458
                                                  ===========     ===========     ===========

                                    LIABILITIES AND STOCKHOLDERS' EQUITY

CURRENT LIABILITIES:
  Floor plan notes payable......................  $27,424,232     $30,676,725     $33,522,252
  Current maturities of long-term debt..........      775,844         949,565       1,034,180
  Accounts payable and accrued expenses.........    8,163,483       8,509,815       9,272,030
                                                  -----------     -----------     -----------
          Total current liabilities.............   36,363,559      40,136,105      43,828,462
                                                  -----------     -----------     -----------
LONG-TERM DEBT, net of current maturities.......    5,607,581       5,006,474       4,493,037
LONG-TERM DEFERRED INCOME TAXES.................      246,234         217,611         197,611
COMMITMENTS AND CONTINGENCIES
STOCKHOLDERS' EQUITY:
  Common stock..................................        2,090           3,090           3,090
  Additional paid-in capital....................    5,890,228       6,369,228       6,369,228
  Retained earnings.............................    5,212,602       6,051,274       6,476,327
  Treasury stock, at cost.......................     (395,297)       (395,297)       (395,297)
                                                  -----------     -----------     -----------
          Total stockholders' equity............   10,709,623      12,028,295      12,453,348
                                                  -----------     -----------     -----------
          Total liabilities and stockholders'
            equity..............................  $52,926,997     $57,388,485     $60,972,458
                                                  ===========     ===========     ===========


    The accompanying notes are an integral part of these combined financial statements.

                                  SMITH GROUP

                       COMBINED STATEMENTS OF OPERATIONS


                                                                               FOR THE SIX MONTHS ENDED
                                          YEAR ENDED DECEMBER 31,                      JUNE 30,
                                 ------------------------------------------   ---------------------------
                                     1994           1995           1996           1996           1997
                                 ------------   ------------   ------------   ------------   ------------
                                                                                      (UNAUDITED)
REVENUES:
  New vehicle sales............  $136,916,929   $132,149,669   $124,173,950   $ 59,437,192   $ 75,203,290
  Used vehicle sales...........    49,548,703     57,363,332     60,579,545     32,072,688     35,153,070
  Parts and service sales......    25,501,449     26,237,774     28,630,577     14,045,021     14,081,839
  Other dealership revenues,
     net.......................     5,109,438      5,506,759      4,895,329      2,618,280      3,020,378
                                 ------------   ------------   ------------   ------------   ------------
          Total revenues.......   217,076,519    221,257,534    218,279,401    108,173,181    127,458,577
COST OF SALES..................   189,920,137    192,664,811    189,169,263     93,830,530    109,913,986
                                 ------------   ------------   ------------   ------------   ------------
          Gross profit.........    27,156,382     28,592,723     29,110,138     14,342,651     17,544,591
SELLING, GENERAL AND
  ADMINISTRATIVE EXPENSES......    21,726,879     22,823,685     23,710,904     11,575,049     13,845,857
                                 ------------   ------------   ------------   ------------   ------------
          Income from
            operations.........     5,429,503      5,769,038      5,399,234      2,767,602      3,698,734
OTHER INCOME AND EXPENSE:
  Interest expense, net........    (2,146,562)    (2,955,787)    (1,710,157)      (825,120)      (940,371)
  Other income (expense), net..       (28,869)       202,134        222,470         18,359        (19,035)
                                 ------------   ------------   ------------   ------------   ------------
INCOME BEFORE INCOME
  TAXES........................     3,254,072      3,015,385      3,911,547      1,960,841      2,739,328
PROVISION FOR INCOME
  TAXES........................       455,385        562,415        677,751        322,136        531,563
                                 ------------   ------------   ------------   ------------   ------------
NET INCOME.....................  $  2,798,687   $  2,452,970   $  3,233,796   $  1,638,705   $  2,207,765
                                 ============   ============   ============   ============   ============
S-Corporation pro forma income
  taxes (unaudited)............       797,433        598,508        828,195        432,788        523,078
                                 ------------   ------------   ------------   ------------   ------------
Pro forma net income
  (unaudited)..................  $  2,001,254   $  1,854,462   $  2,405,601   $  1,205,917   $  1,684,687
                                 ============   ============   ============   ============   ============


    The accompanying notes are an integral part of these combined financial statements.

                                  SMITH GROUP

                  COMBINED STATEMENTS OF STOCKHOLDERS' EQUITY


                                            ADDITIONAL
                                   COMMON    PAID-IN      RETAINED     TREASURY
                                   STOCK     CAPITAL      EARNINGS       STOCK        TOTAL
                                   ------   ----------   -----------   ---------   -----------
BALANCE, December 31, 1993....... $2,090    $5,890,228   $ 3,306,098   $(395,297)  $ 8,803,119
  Net income.....................     --            --     2,798,687          --     2,798,687
  Dividends......................     --            --    (1,787,914)         --    (1,787,914)
                                   ------   ----------   -----------   ---------   -----------
BALANCE, December 31, 1994.......  2,090     5,890,228     4,316,871    (395,297)    9,813,892
  Net income.....................     --            --     2,452,970          --     2,452,970
  Dividends......................     --            --    (1,557,239)         --    (1,557,239)
                                   ------   ----------   -----------   ---------   -----------
BALANCE, December 31, 1995.......  2,090     5,890,228     5,212,602    (395,297)   10,709,623
  Net income.....................     --            --     3,233,796          --     3,233,796
  Issuance of common stock.......  1,000       479,000            --          --       480,000
  Dividends......................     --            --    (2,395,124)         --    (2,395,124)
                                   ------   ----------   -----------   ---------   -----------
BALANCE, December 31, 1996.......  3,090     6,369,228     6,051,274    (395,297)   12,028,295
  Net income (unaudited).........     --            --     2,207,765          --     2,207,765
  Dividends (unaudited)..........     --            --    (1,782,712)         --    (1,782,712)
                                   ------   ----------   -----------   ---------   -----------
BALANCE, March 31, 1997
  (unaudited)....................  $3,090   $6,369,228   $ 6,476,327   $(395,297)  $12,453,348
                                   ======   ==========   ===========   =========   ===========


    The accompanying notes are an integral part of these combined financial statements.

                                  SMITH GROUP

                       COMBINED STATEMENTS OF CASH FLOWS


                                                                                       FOR THE
                                                                                  SIX MONTHS ENDED
                                              YEAR ENDED DECEMBER 31,                 JUNE 30,
                                        ------------------------------------   -----------------------
                                           1994         1995         1996         1996         1997
                                        ----------   ----------   ----------   ----------   ----------
                                                                                      UNAUDITED
CASH FLOWS FROM OPERATING ACTIVITIES:
  Net income..........................  $2,798,687   $2,452,970   $3,233,796   $1,638,705   $2,207,565
                                        ----------   ----------   ----------   ----------   ----------
  Adjustments to reconcile net income
    to net cash provided by operating
    activities --
    Depreciation and amortization.....     586,847      669,312      719,991      358,701      306,904
    LIFO reserve......................     510,715       78,061       35,489           --      (68,681)
    Deferred income taxes.............      (1,258)      29,389       35,839       17,561      (20,000)
    Provision for doubtful accounts...      64,357       61,460       49,729       26,207       37,197
    Loss (gain) on sale of assets.....      51,662      (74,258)      65,088       32,245           --
    Changes in assets and
      liabilities --
      Accounts receivable.............  (1,051,312)  (1,207,158)     (31,960)     519,041     (445,658)
      Inventories.....................  (1,860,114)      (4,323)  (2,726,301)  (2,180,430)  (2,393,657)
      Due from affiliates, net........      92,489     (136,650)      31,427       36,307       14,580
      Prepaid expenses................     (63,039)     264,974     (182,521)    (182,521)    (456,277)
      Other assets....................     159,412      (12,073)    (493,584)      50,610      158,866
      Floor plan notes payable........   1,395,865    2,175,223    3,252,493      769,874    2,845,527
      Accounts payable and accrued
         expenses.....................  (1,513,901)     678,372      346,332    1,268,456      (97,642)
                                        ----------   ----------   ----------   ----------   ----------
         Total adjustments............  (1,628,277)   2,522,329    1,299,910      716,051     (118,841)
                                        ----------   ----------   ----------   ----------   ----------
         Net cash provided by
           operating activities.......   1,170,410    4,975,299    4,533,706    2,354,756    2,088,924
                                        ----------   ----------   ----------   ----------   ----------
CASH FLOWS FROM INVESTING ACTIVITIES:
  Purchases of property and
    equipment.........................    (217,724)    (699,792)    (858,245)    (298,018)    (360,011)
                                        ----------   ----------   ----------   ----------   ----------
         Net cash used in investing
           activities.................    (217,724)    (699,792)    (858,245)    (298,018)    (360,011)
                                        ----------   ----------   ----------   ----------   ----------
CASH FLOWS FROM FINANCING ACTIVITIES:
  Principal payments of long-term
    debt..............................    (945,957)    (899,623)    (961,108)    (483,792)    (428,822)
  Borrowings of long-term debt........   1,828,333      375,071      533,722           --           --
  Issuance of common stock............          --           --      480,000           --           --
  Dividends...........................  (1,787,914)  (1,557,239)  (2,395,124)    (897,701)    (984,663)
                                        ----------   ----------   ----------   ----------   ----------
         Net cash used in financing
           activities.................    (905,538)  (2,081,791)  (2,342,510)  (1,381,493)  (1,413,485)
                                        ----------   ----------   ----------   ----------   ----------
NET INCREASE IN CASH AND CASH
  EQUIVALENTS.........................      47,148    2,193,716    1,332,951      675,245      315,428
CASH AND CASH EQUIVALENTS,
  beginning of period.................   5,496,014    5,543,162    7,736,878    7,736,878    9,069,829
                                        ----------   ----------   ----------   ----------   ----------
CASH AND CASH EQUIVALENTS,
  end of period.......................  $5,543,162   $7,736,878   $9,069,829   $8,412,123   $9,385,257
                                        ==========   ==========   ==========   ==========   ==========
SUPPLEMENTAL DISCLOSURE OF
  CASH FLOW INFORMATION:
  Cash paid for --
    Interest..........................  $2,562,555   $3,743,310   $2,818,402   $1,396,303   $1,844,514
    Taxes.............................     390,641      522,565      543,401      258,451      445,289


    The accompanying notes are an integral part of these combined financial statements.

                                  SMITH GROUP

                     NOTES TO COMBINED FINANCIAL STATEMENTS

(All discussions and disclosures with a reference date subsequent to May 9, 1997 are unaudited.)


1. BUSINESS AND ORGANIZATION:

     Smith Group (the Companies) is primarily engaged in the retail sale of new and used automobiles and the sale of the related finance, insurance and service contracts thereon. In addition, the Companies sell automotive parts, provide vehicle servicing and sell wholesale used vehicles.

     The following companies are included within the combined group:

          Mike Smith Autoplaza, Inc. (MSAP)

        MSAP consists of several franchises which conduct business at contiguous locations in Beaumont, Texas. The franchises operated in this location include Oldsmobile, Lincoln, Mercury, GMC, Mitsubishi, Kia and Honda.

          Town North Nissan, Inc. (Town North)

        Town North consists of three companies operating several franchises which conduct business at contiguous locations in Austin, Texas. The franchises operated in this location include Nissan, Mitsubishi and Suzuki.

          Courtesy Nissan, Inc. (Courtesy)

        Courtesy is a Nissan dealership located in Richardson, Texas.

          Smith, Liu & Corbin, Inc. (d.b.a. Acura Southwest) (Acura)

        Acura is an Acura dealership located in Houston, Texas.

        Round Rock Nissan, Inc. (Round Rock)

        Round Rock is a Nissan dealership located in Round Rock, Texas.

     The Companies and their stockholders intend to enter into a definitive agreement with Group 1 Automotive, Inc. (Group 1), pursuant to which all outstanding shares of the Companies' common stock will be exchanged for cash and shares of Group 1's common stock concurrent with the consummation of the initial public offering of the common stock of Group 1.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:

  Basis of Presentation

     The accompanying combined financial statements include the accounts of the Companies listed above. The Companies have been presented on a combined basis due to their related operations, common ownership and common management control. All significant intercompany balances and transactions have been eliminated in combination.

  Major Suppliers and Franchise Agreements

     The Companies purchase substantially all of their new vehicles from Nissan Motor Co., Ltd., Honda Motor Co., Ltd., General Motors Corporation, Mitsubishi Motors Corp., Suzuki Motor Co., Ltd., Ford Motor Company and Kia Motor Co., Ltd. at the prevailing prices charged by the manufacturers to all franchised dealers. The Companies' sales volume could be adversely impacted by the manufacturers' inability to supply the dealership with an adequate supply of popular models or as a result of an unfavorable allocation of vehicles by the manufacturer.

                                  SMITH GROUP

     The dealer franchise agreements contain provisions which may limit changes in dealership management and ownership, place certain restrictions on the dealerships (such as minimum net worth requirements) and which also provide for the termination of the franchise agreement by the manufacturers in certain instances. Under certain state law, these restrictive provisions have been repeatedly found invalid both by state courts and administrative agencies. See "Risk Factors -- Manufacturers' Control Over Dealerships" and
"Business -- Franchise Agreements" for further discussion.

  Revenue Recognition

     Revenue from vehicle sales, parts sales and vehicle service is recognized upon delivery to the customer.

  Finance, Insurance and Service Contract Income Recognition

     The Companies arrange financing for customers through various institutions and receive financing fees equal to the difference between the loan rates charged to customers over the predetermined financing rates set by the financing institution. In addition, the Companies receive commissions from the sale of credit life and disability insurance and extended service contracts to customers.


     The Companies may be charged back (chargebacks) for unearned financing fees, insurance or service contract commissions in the event of early termination of the contracts by customers. The revenues from financing fees and commissions are recorded at the time of the sale of the vehicles. The reserves for future chargebacks are based on historical operating results and the termination provisions of the applicable contracts. Finance, insurance and service contract income, net of estimated chargebacks, are included in other dealership revenue in the accompanying combined financial statements.


  Cash and Cash Equivalents

     Cash and cash equivalents include highly liquid investments that have an original maturity of three months or less at the date of purchase.

  Contracts in Transit

     Contracts in transit represent contracts on vehicles sold, for which the proceeds are in transit from financing institutions.

  Inventories

     New and demonstrator vehicles are stated at cost, determined on the last-in, first-out (LIFO) basis, which is not in excess of market.

     Used vehicles are stated at the lower of cost or market, determined on a specific-unit basis.

     Parts and accessories are stated at the lower of cost (determined on a first-in, first-out basis) or market.

  Property and Equipment

     Property and equipment are recorded at cost and depreciated using the straight-line method over the estimated useful lives of the assets. Leasehold improvements are capitalized and amortized over the lesser of the life of the lease or the estimated life of the asset.

                                  SMITH GROUP

     Expenditures for major additions or improvements which extend the useful lives of assets are capitalized. Minor replacements, maintenance and repairs which do not improve or extend the life of such assets are charged to operations as incurred. Disposals are removed at cost less accumulated depreciation, and any resulting gain or loss is reflected in current operations.

  Goodwill

     Goodwill represents the excess of the purchase price of dealerships acquired (Town North Nissan, Courtesy Nissan and Mike Smith Auto Plaza) over the fair value of assets acquired at the date of acquisition. Goodwill is being amortized on a straight-line basis over 40 years and amortization expense charged to operations totaled approximately $67,000 for each of the three years in the period ended December 31, 1996. Accumulated amortization totaled approximately $889,000 and $956,000 as of December 31, 1995 and 1996, respectively.

  Income Taxes

     The Companies follow the liability method of accounting for income taxes in accordance with Statement of Financial Accounting Standards (SFAS) No. 109. Under this method, deferred income taxes are recorded based upon differences between the financial reporting and tax bases of assets and liabilities and are measured using the enacted tax rates and laws that will be in effect when the underlying assets are realized or liabilities are settled.

     Certain of the Companies have elected S Corporation status, as defined by the Internal Revenue Code, whereby the companies are not subject to taxation for federal purposes. Under S Corporation status, the stockholders report their share of these companies' taxable earnings or losses in their personal tax returns.

  Environmental Liabilities and Expenditures

     Accruals for environmental matters, if any, are recorded as operating expenses when it is probable that a liability has been incurred and the amount of the liability can be reasonably estimated. Accrued liabilities are exclusive of claims against third parties and are not discounted.

     In general, costs related to environmental remediation are charged to expense. Environmental costs are capitalized if the costs increase the value of the property and/or mitigate or prevent contamination from future operations.

  Interest Expense

     Automobile manufacturers periodically provide floorplan interest assistance, or subsidies, which reduce the Companies' cost of financing. The accompanying financial statements reflect interest expense net of floor plan assistance.

  Fair Value of Financial Instruments

     The Companies' financial instruments consist primarily of floor plan notes payable and long-term debt. The carrying amount of these financial instruments approximates fair value due either to length of maturity or existence of variable interest rates that approximate market rates.

                                  SMITH GROUP

  Advertising


     The Company expenses production and other costs of advertising as incurred. Advertising expense for the years ended December 31, 1994, 1995 and 1996 totaled $2,241,055, $2,097,002 and $1,879,591, respectively.


  Concentration of Credit Risk

     Financial instruments which potentially subject the Companies to a concentration of credit risk consist principally of cash, cash equivalents, contracts in transit and accounts receivable. The Company maintains cash balances at financial institutions which may at times be in excess of federally insured levels. The Companies grant credit to local companies in various businesses. The Companies perform ongoing credit evaluations of its customers and generally do not require collateral. The Companies maintain an allowance for doubtful accounts at a level which management believes is sufficient to cover potential credit losses. The Companies have not incurred significant losses related to these financial instruments to date.

  Use of Estimates

     The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions in determining the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. The significant estimates made by management in the accompanying financial statements relate to reserves for future chargebacks on finance, insurance and service contract income. Actual results could differ from those estimates.

  Interim Financial Information


     As is normal and customary, the interim financial statements as of June 30, 1997, and for the six months ended June 30, 1996 and 1997, are unaudited, and certain information normally included in financial statements prepared in accordance with generally accepted accounting principles has not been included herein. In the opinion of management, all adjustments necessary to fairly present the financial position, results of operations and cash flows with respect to the interim financial statements, have been properly included. Due to seasonality and other factors, the results of operations for the interim periods are not necessarily indicative of the results that will be realized for the entire fiscal year.


  Statements of Cash Flows

     For purposes of the statements of cash flows, cash and cash equivalents include contracts in transit which are typically collected within one month or less. Additionally, the net change in floor plan financing of inventory, which is a customary financing technique in the industry, is reflected as an operating activity in the statements of cash flows.

  New Accounting Pronouncement

     Effective January 1, 1996, the Companies adopted SFAS No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of." SFAS No. 121 requires that long-lived assets be reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of the asset in question may not be recoverable. If an evaluation is required, the estimated future undiscounted cash flows associated with the asset would be compared to the asset's carrying amount to determine if a write-down to market value or discounted cash flow value is necessary.

                                  SMITH GROUP

Adoption of this standard did not have a material effect on the financial position or results of operations of the Companies.


     During June 1996 and June 1997 the Financial Accounting Standards Board
(FASB) issued statement of Financial Accounting Standards (SFAS) No. 125 "Accounting for Transfers and Servicing of Financial Assets and Extinguishment of Liabilities" and SFAS No. 130 "Reporting Comprehensive Income." The major provisions of these statements and their impact on the Company are discussed below.



     SFAS No. 125 established criteria for recognition of a sale in conjunction with the transfer of financial assets, under which sales may only be recognized when the transferor has surrendered control of the assets. This statement is not currently anticipated to have any impact on the Company as the Company does not currently enter into transactions which fall under the scope of this statement.



     SFAS No. 130 requires the presentation of comprehensive income in an entity's financial statements. Comprehensive income represents all changes in equity of an entity during the reporting period, including net income and charges directly to equity which are excluded from net income. This statement is not anticipated to have any impact on the Company as the Company currently does not enter into any transactions which result in charges (or credits) directly to equity (such as additional minimum pension liability changes, currency translation adjustments, unrealized gains and losses on available for sale securities, etc.).


3. DETAIL OF CERTAIN BALANCE SHEET ACCOUNTS:

     Accounts receivable consist of the following:

                                                                   DECEMBER 31,
                                                           ----------------------------
                                                               1995            1996
                                                           ------------    ------------
Vehicle receivables......................................   $1,080,501      $1,082,909
Amounts due from manufacturers...........................    1,224,067       1,670,776
Parts and service receivables............................      593,526         949,874
Warranty receivables.....................................      313,040         314,391
Due from finance companies...............................      572,090         392,192
Other....................................................      833,635         138,948
                                                            ----------      ----------
                                                             4,616,859       4,549,090
Less -- Allowance for doubtful accounts..................     (131,500)        (81,500)
                                                            ----------      ----------
                                                            $4,485,359      $4,467,590
                                                            ==========      ==========

     Activity in the Companies' allowance for doubtful accounts consists of the following:

                                                             DECEMBER 31,
                                                    ------------------------------
                                                      1994       1995       1996
                                                    --------   --------   --------
Balance, beginning of year........................  $123,800   $123,800   $131,500
Additions charged to expense......................    64,357     61,460     49,729
Deductions for uncollectible receivables written
  off.............................................   (64,357)   (53,760)   (99,729)
                                                    --------   --------   --------
                                                    $123,800   $131,500   $ 81,500
                                                    ========   ========   ========

     Inventories consist of the following:

                                                                 DECEMBER 31,
                                                         ----------------------------
                                                             1995            1996
                                                         ------------    ------------
New vehicles...........................................  $22,490,819     $24,302,689
Used vehicles..........................................    5,931,163       6,936,348
Parts, accessories and other...........................    3,193,566       3,102,812
Accumulated LIFO reserve...............................   (3,668,927)     (3,704,416)
                                                         -----------     -----------
                                                         $27,946,621     $30,637,433
                                                         ===========     ===========

                                  SMITH GROUP

     If the specific-unit method of inventory were used, net income would have increased by approximately $511,000, $78,000 and $35,000, for the years ended December 31, 1994, 1995 and 1996, respectively.

     Accounts payable and accrued expenses consist of the following:

                                                                   DECEMBER 31,
                                                           ----------------------------
                                                               1995            1996
                                                           ------------    ------------
Accounts payable, trade..................................   $3,342,165      $3,696,293
Reserve for finance, insurance and service contract
  chargebacks............................................    1,633,822       1,374,780
Other accrued expenses...................................    3,187,496       3,438,742
                                                            ----------      ----------
                                                            $8,163,483      $8,509,815
                                                            ==========      ==========

4. PROPERTY AND EQUIPMENT:

     Property and equipment consist of the following:

                                             ESTIMATED              DECEMBER 31,
                                            USEFUL LIVES    ----------------------------
                                              IN YEARS          1995            1996
                                            ------------    ------------    ------------
Land......................................       --         $ 4,711,997     $ 4,789,177
Buildings.................................       35           4,797,574       4,858,250
Leasehold improvements....................       15           1,274,911       1,367,199
Machinery and equipment...................        7           1,517,522       1,720,940
Furniture and fixtures....................        7           2,300,038       2,535,075
Autos and trucks..........................        5             213,198         321,316
Rental vehicles...........................       --              95,294         124,023
                                                            -----------     -----------
          Total...........................                   14,910,534      15,715,980
Less -- Accumulated depreciation..........                   (5,242,995)     (5,895,986)
                                                            -----------     -----------
  Property and equipment, net.............                  $ 9,667,539     $ 9,819,994
                                                            ===========     ===========

5. FLOOR PLAN NOTES PAYABLE:

     Floorplan notes payable reflect amounts payable for the purchase of specific vehicle inventory and consist of the following:

                                                                 DECEMBER 31,
                                                         ----------------------------
                                                             1995            1996
                                                         ------------    ------------
New vehicles...........................................  $25,708,702     $27,712,804
Used vehicles..........................................    1,715,530       2,963,921
                                                         -----------     -----------
          Total floor plan notes payable...............  $27,424,232     $30,676,725
                                                         ===========     ===========

     Floorplan notes payable are due to various floor plan lenders, bearing interest at rates ranging from prime (adjusted for volume with lender (8.0% at December 31, 1996)) to prime plus 1.75%. As of December 31, 1995 and 1996, the weighted average interest rate on floorplan notes payable outstanding was 8.84% and 8.66%, respectively. Interest expense on floorplan notes payable, before manufacturer interest assistance, totaled approximately $2,248,351, $3,188,220 and $2,523,296 for the years ended December 31, 1994, 1995 and 1996. Manufacturer interest assistance, which is recorded as a reduction to interest expense in the accompanying financial statements, totaled approximately $731,948, $837,201 and $1,111,068 for the years ended December 31, 1994, 1995 and 1996. The flooring arrangements permit the Companies to borrow up to $37,212,000 dependent upon new and used vehicle sales and inventory levels. As of December 31, 1996, total available borrowings under floor plan agreements were

                                  SMITH GROUP
approximately $6,535,000. Payments on the notes are due when the related vehicles are sold and are collateralized by substantially all new and used vehicles.

6. LONG-TERM DEBT:

     Long-term debt consists of the following:

                                                                   DECEMBER 31,
                                                             ------------------------
                                                                1995          1996
                                                             ----------    ----------
Note payable to Texas Commerce Bank (TCB), with monthly
  principal payments of $41,892, due through March 2004,
  bearing interest at 7.5%, payable monthly................  $4,143,918    $3,641,136
Mortgage loan with TCB, with monthly principal payments of
  $15,000, due through May 2005, bearing interest at prime
  plus .25% (8.50% at December 31, 1996), payable
  monthly..................................................   1,675,000     1,494,291
Note payable to Nissan Motor Acceptance Corporation (NMAC),
  with monthly principal payments of $7,500, due through
  January 2002, bearing interest at prime plus 1.75% (10.0%
  at December 31, 1996), payable monthly...................          --       450,000
Other notes payable, maturing in varying amounts through
  November 2000 with interest ranging from prime plus .25%
  to prime plus 1.5%.......................................     564,507       370,612
                                                             ----------    ----------
                                                              6,383,425     5,956,039
Less -- Current portion....................................    (775,844)     (949,565)
                                                             ----------    ----------
                                                             $5,607,581    $5,006,474
                                                             ==========    ==========

     The Note payable to TCB due March 2004 is secured by a security interest in the outstanding and issued capital stock of Town North and Courtesy, and is also secured by a first priority lien on the land and buildings of Town North. The note payable to TCB due May 2005 is secured by substantially all property, improvements and equipment of Acura. The note payable to NMAC is secured by substantially all of the assets of Round Rock, including vehicle inventory, machinery and equipment. Certain stockholders of the companies have also provided personal guarantees on the notes payable.

     The aggregate maturities of long-term debt as of December 31, 1996, are as follows:

YEAR ENDING
DECEMBER 31,
------------

   1997...........................................................  $  949,565
   1998...........................................................     839,644
   1999...........................................................     846,513
   2000...........................................................     807,428
   2001...........................................................     771,704
   Thereafter.....................................................   1,741,185
                                                                    ----------
                                                                    $5,956,039
                                                                    ==========

                                  SMITH GROUP

7. STOCKHOLDERS' EQUITY:

     Capital stock consists of the following:

                                                AUTHORIZED   ISSUED   OUTSTANDING   PAR VALUE
                                                ----------   ------   -----------   ---------
Common stock --
  MSAP........................................    10,000     1,000         800        $1.00
  Town North Nissan...........................     1,000     1,000       1,000          .01
  Town North Suzuki...........................     1,000     1,000       1,000          .01
  Town North Mitsubishi.......................     1,000     1,000       1,000         1.00
  Courtesy....................................     1,000     1,000       1,000          .05
  Acura.......................................     2,000     2,000       2,000          .01
  Round Rock..................................     1,000     1,000       1,000         1.00

     Treasury stock consists of 200 shares of the common stock of MSAP at a cost of approximately $395,000 at December 31, 1995 and 1996.

8. RELATED-PARTY TRANSACTIONS:

  Operating Leases with Stockholders

     MSAP and Round Rock lease land and facilities from entities owned by various stockholders of the Companies. Additional information regarding the terms of these leases is contained in Note 9 "Operating Leases".


  Stockholder Loan Guarantees



     The Companies have provided guarantees and/or pledged assets as security far certain outstanding loan obligations of various related parties. See Note 11 "Commitments and Contingencies," for discussion of guarantee and security arrangements provided on behalf of related parties.


  Insurance Commissions and Management Fees

     The Companies sell credit life and disability insurance policies which are underwritten by an entity owned by certain stockholders of the Companies. The Companies paid commissions of approximately $88,300, $205,000 and $260,800 on such policies sold during the years ended December 31, 1994, 1995 and 1996, respectively.

     The Companies pay management fees to an entity owned by certain stockholders of the Companies for consultation and direct management assistance with respect to operations and strategic planning. Management fee expense totaled approximately $74,300, $87,700 and $75,700 for the years ended December 31, 1994, 1995 and 1996, respectively.

  Other

     Certain stockholders of the Companies, employees and family members have invested funds through the dealerships in cash management accounts with the dealerships' floorplan institutions. These funds are not available for withdrawal by the Companies, and accordingly are excluded from the accompanying financial statements. The amount of such funds totalled approximately $4,163,900 and $5,516,200 as of December 31, 1995 and 1996.

                                  SMITH GROUP

  Advances to Group 1



     The Companies have consummated a loan with Group 1 in order to finance the expenses of Group 1 prior to the acquisition. The balance of this loan at December 31, 1996 and June 30, 1997 was approximately $48,000 and $403,000, respectively, bearing interest at a rate of 7.0% per annum.


9. OPERATING LEASES:

     The Companies lease various facilities and equipment under operating lease agreements, including leases with related parties. These leases are noncancelable and expire on various dates through August 2013. The lease agreements are subject to renewal under essentially the same terms and conditions as the original leases.

     Future minimum lease payments for operating leases are as follows:


 YEAR ENDING                                  RELATED       THIRD
DECEMBER 31 --                                PARTIES      PARTIES        TOTAL
--------------                               ----------   ----------   -----------
   1997....................................  $  918,000   $  500,681   $ 1,418,681
   1998....................................     918,000      479,876     1,397,876
   1999....................................     918,000      472,655     1,390,655
   2000....................................     499,500      453,149       952,649
   2001....................................     360,000      433,387       793,387
   Thereafter..............................   4,440,000    4,896,000     9,336,000
                                             ----------   ----------   -----------
             Total.........................  $8,053,500   $7,235,748   $15,289,248
                                             ==========   ==========   ===========


     Total rent expense under all operating leases, including operating leases with related parties, was approximately $1,059,000, $1,088,000 and $1,157,000 for the years ended December 31, 1994, 1995 and 1996, respectively. Rental expense on related-party leases, which is included in the above amounts, totaled approximately $558,000, $558,000 and $591,000 for the years ended December 31, 1994, 1995 and 1996, respectively.

10. INCOME TAXES:

     The S Corporations will terminate S Corporation status concurrent with the effective date of the offering. The Companies are subject to a Texas franchise tax which is an income based tax.

     Federal and state income taxes are as follows:

                                                            DECEMBER 31,
                                                  --------------------------------
                                                    1994        1995        1996
                                                  --------    --------    --------
Federal --
  Current.......................................  $298,135    $382,865    $460,166
  Deferred......................................     6,547      36,310      29,304
State --
  Current.......................................   158,508     150,161     181,746
  Deferred......................................    (7,805)     (6,921)      6,535
                                                  --------    --------    --------
                                                  $455,385    $562,415    $677,751
                                                  ========    ========    ========

                                  SMITH GROUP

     Actual income tax expense differs from income tax expense computed by applying the U.S. federal statutory corporate tax rate of 34 percent to income before income taxes as follows:

                                                          DECEMBER 31,
                                             --------------------------------------
                                                1994          1995          1996
                                             ----------    ----------    ----------
Provision at the statutory rate............  $1,106,384    $1,025,231    $1,329,926
Increase (decrease) resulting from --
  Income of S Corporation..................    (799,855)     (619,972)     (888,533)
  State income tax, net of benefit for
     federal deduction.....................     136,750       123,800       165,900
  Other....................................      12,106        33,356        70,458
                                             ----------    ----------    ----------
                                             $  455,385    $  562,415    $  677,751
                                             ==========    ==========    ==========

     Deferred income tax provisions result from temporary differences in the recognition of income and expenses for financial reporting purposes and for tax purposes. The tax effects of these temporary differences representing deferred tax assets and liabilities result principally from the following:

                                                                  DECEMBER 31,
                                                             ----------------------
                                                               1995         1996
                                                             ---------    ---------
Reserves and accruals not deductible until paid............  $ 257,693    $ 191,862
Depreciation...............................................   (246,234)    (217,611)
Other......................................................    (11,150)      (9,781)
                                                             ---------    ---------
                                                             $     309    $ (35,530)
                                                             =========    =========

     The net deferred tax assets and liabilities are comprised of the following:

                                                                  DECEMBER 31,
                                                              --------------------
                                                                1995        1996
                                                              --------    --------
Deferred tax assets --
  Current...................................................  $257,693    $191,862
  Long-term.................................................        --          --
                                                              --------    --------
          Total.............................................   257,693     191,862
                                                              --------    --------
Deferred tax liabilities --
  Current...................................................    11,150       9,781
  Long-term.................................................   246,234     217,611
                                                              --------    --------
          Total.............................................   257,384     227,392
                                                              --------    --------
          Net deferred income tax assets (liabilities)......  $    309    $(35,530)
                                                              ========    ========

11. COMMITMENTS AND CONTINGENCIES:

  Litigation

     The Companies are defendants in several lawsuits arising from normal business activities. Management has reviewed pending litigation with legal counsel and believes that the ultimate liability, if any, resulting from such actions will not have a material adverse effect on the Companies' financial position or results of operations.

                                  SMITH GROUP

  Insurance

     The Companies carry a standard range of insurance coverage, including general and business auto liability, commercial property, workers' compensation and excess liability coverage. The Companies have not incurred significant claims or losses on any of their insurance policies.

  Loan Guarantees


     As discussed in Note 8, MSAP and Round Rock lease land and facilities from entities owned by certain stockholders of the Companies. Both MSAP and Round Rock serve as guarantor on mortgage loans covering the leased facilities. MSAP guarantees two loans which bear interest at prime and a fixed rate of 7.5% and mature in June 2003 and March 2004, respectively. As of December 31, 1996 and June 30, 1997, amounts outstanding or these loans totaled $2,384,272 and $2,256,064, respectively. The loan guaranteed by Round Rock bears interest at prime plus 1% and matures in November 2009. As of December 31, 1996 and June 30, 1997, amounts outstanding on this note totaled $2,386,258 and $2,413,136, respectively.


12. PROPOSED ACQUISITION BY GROUP 1:

     The stockholders of the Companies intend to enter into definitive purchase agreements with Group 1 providing for the acquisition of the Companies by Group
1. In conjunction with the acquisition of the Companies by Group 1, all existing operating leases with related parties will be restructured under new lease agreements and the principal stockholder of the Companies will obtain releases for the Companies from the stockholder loan guarantees discussed above.

                                  UNDERWRITING

     Subject to the terms and conditions of the Underwriting Agreement, the Company and the Selling Stockholder have agreed to sell to each of the Underwriters named below, and each of such Underwriters, for whom Goldman, Sachs & Co., Merrill Lynch, Pierce, Fenner & Smith Incorporated and Montgomery Securities are acting as representatives, has severally agreed to purchase from the Company and the Selling Stockholder, the respective number of shares of Common Stock set forth opposite its name below:


                                                               NUMBER OF
                                                               SHARES OF
                        UNDERWRITER                           COMMON STOCK
                        -----------                           ------------
Goldman, Sachs & Co.........................................
Merrill Lynch, Pierce, Fenner & Smith Incorporated..........
Montgomery Securities.......................................

          Total.............................................  4,800,000
                                                              =========


     Under the terms and conditions of the Underwriting Agreement, the Underwriters are committed to take and pay for all of the shares offered hereby, if any are taken.

     The Underwriters propose to offer the shares of Common Stock in part directly to the public at the initial public offering price set forth on the cover page of this Prospectus, and in part to certain securities dealers at such
price less a concession of $     per share. The Underwriters may allow, and such
dealers may reallow, a concession not in excess of $     per share to certain
brokers and dealers. After the shares of Common Stock are released for sale to the public, the offering price and other selling terms may from time to time be varied by the representatives.


     The Company has granted the Underwriters an option exercisable for 30 days after the date of this Prospectus to purchase up to an aggregate of 720,000 additional shares of Common Stock to cover over-allotments, if any. If the Underwriters exercise their over-allotment option, the Underwriters have severally agreed, subject to certain conditions, to purchase approximately the same percentage thereof that the number of shares to be purchased by each of them, as shown in the foregoing table, bears to the 4,800,000 shares of Common Stock offered.


     The Company, its officers and directors and the stockholders of the Company, including the Selling Stockholder, have agreed that, during the period beginning from the date of this Prospectus and continuing to and including the date 180 days after the date of this Prospectus, they will not offer, sell, contract to sell or otherwise dispose of any shares of Common Stock, any securities of the Company which are substantially similar to the shares of Common Stock or which are convertible or exchangeable for securities which are substantially similar to the shares of Common Stock (other than pursuant to employee stock option plans existing, or on the conversion or exchange of convertible or exchangeable securities outstanding, on the date of this Prospectus) without the prior written consent of the representatives, except for the shares of Common Stock offered in connection with the Offering.

     The representatives of the Underwriters have informed the Company that they do not expect sales to accounts over which the Underwriters exercise discretionary authority to exceed five percent of the total number of shares of Common Stock offered by them.

     Prior to this Offering, there has been no public market for the shares. The initial public offering price will be negotiated among the Company, the Selling Stockholder and the representatives. Among the factors to be considered in determining the initial public offering price of the Common Stock, in addition to prevailing market conditions, will be the Company's historical performance, estimates of the business potential and earnings prospects of the Company, an assessment of the Company's management and the consideration of the above factors in relation to market valuation of companies in related businesses.

     The Company intends to apply for listing on the New York Stock Exchange under the symbol "GPI". In order to meet one of the requirement for listing the Common Stock on the New York Stock Exchange, the Underwriters have undertaken to sell lots of 100 or more shares to a minimum of 2,000 beneficial holders.

     In connection with the Offering, the Underwriters may purchase and sell Common Stock in the open market. These transactions may include overallotment and stabilizing transactions and purchases to cover syndicate short positions created in connection with the Offering. Stabilizing transactions consist of certain bids or purchases for the purpose of preventing or retarding a decline in the market price of the Common Stock; and syndicate short positions involve the sale by the Underwriters of a greater number of shares of Common Stock than they are required to purchase from the Company in the Offering. The Underwriters may also impose a penalty bid, whereby selling concessions allowed to syndicate members or other broker-dealers in respect of the Common Stock sold in the Offering for their account may be reclaimed by the syndicate if such Common Stock is repurchased by the syndicate in stabilizing or covering transactions. These activities may stabilize, maintain or otherwise affect the market price of the Common Stock which may be higher than the price that might otherwise prevail in the open market. These transactions may be effected on the New York Stock Exchange, in the over-the-counter market or otherwise, and these activities, if commenced, may be discontinued at any time.

     The Company and the Selling Stockholder have agreed to indemnify the several Underwriters against certain liabilities, including liabilities under the Securities Act of 1933.

             ======================================================

     NO PERSON HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATIONS OTHER THAN THOSE CONTAINED IN THIS PROSPECTUS, AND, IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATIONS MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED. THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFER TO SELL OR THE SOLICITATION OF AN OFFER TO BUY ANY SECURITIES OTHER THAN THE SECURITIES TO WHICH IT RELATES OR AN OFFER TO SELL OR THE SOLICITATION OF AN OFFER TO BUY SUCH SECURITIES IN ANY CIRCUMSTANCES IN WHICH SUCH OFFER OR SOLICITATION IS UNLAWFUL. NEITHER THE DELIVERY OF THIS PROSPECTUS NOR ANY SALE MADE HEREUNDER SHALL, UNDER ANY CIRCUMSTANCES, CREATE ANY IMPLICATION THAT THERE HAS BEEN NO CHANGE IN THE AFFAIRS OF THE COMPANY SINCE THE DATE HEREOF OR THAT THE INFORMATION CONTAINED HEREIN IS CORRECT AS OF ANY TIME SUBSEQUENT TO ITS DATE.

                           --------------------------

                               TABLE OF CONTENTS


                                       PAGE
                                       ----
Prospectus Summary...................     3
Risk Factors.........................    12
The Acquisitions.....................    19
Use of Proceeds......................    22
Dividend Policy......................    22
Dilution.............................    23
Capitalization.......................    24
Selected Financial Data..............    25
Management's Discussion and Analysis
  of Financial Condition and Results
  of Operations......................    28
Business.............................    47
Management...........................    63
Certain Transactions.................    68
Principal and Selling Stockholders...    71
Description of Capital Stock.........    72
Shares Eligible for Future Sale......    76
Validity of Common Stock.............    77
Experts..............................    77
Available Information................    77
Index to Financial Statements........   F-1
Underwriting.........................   U-1


   THROUGH AND INCLUDING             , 1997 (THE 25TH DAY AFTER THE DATE OF THIS
PROSPECTUS), ALL DEALERS EFFECTING TRANSACTIONS IN THE COMMON STOCK, WHETHER OR NOT PARTICIPATING IN THIS DISTRIBUTION, MAY BE REQUIRED TO DELIVER A PROSPECTUS. THIS IS IN ADDITION TO THE OBLIGATION OF DEALERS TO DELIVER A PROSPECTUS WHEN ACTING AS UNDERWRITERS AND WITH RESPECT TO THEIR UNSOLD ALLOTMENTS OR SUBSCRIPTIONS.

             ======================================================

             ======================================================


                                4,800,000 SHARES


                            GROUP 1 AUTOMOTIVE, INC.

                                  COMMON STOCK

                           (PAR VALUE $.01 PER SHARE)

                       ---------------------------------

                                     [LOGO]

                       ---------------------------------

                              GOLDMAN, SACHS & CO.

                              MERRILL LYNCH & CO.

                             MONTGOMERY SECURITIES

                      REPRESENTATIVES OF THE UNDERWRITERS

             ======================================================

                                    PART II

                     INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 13. OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION

     The expenses of the Offering are estimated to be as follows:

Securities and Exchange Commission registration fee.........  $ 16,667
NASD filing fee.............................................     6,000
New York Stock Exchange listing fee.........................     *
Legal fees and expenses.....................................     *
Accounting fees and expenses................................     *
Blue Sky fees and expenses..................................     *
Printing expenses...........................................     *
Transfer Agent fees.........................................     *
Miscellaneous...............................................     *
                                                              --------
          Total.............................................  $  *
                                                              ========

---------------

* To be provided by amendment.

ITEM 14. INDEMNIFICATION OF DIRECTORS AND OFFICERS

     Article Sixth, Part II, Section I of the Company's Charter, a copy of which is filed as Exhibit 3.1, provides that directors, officers, employees and agents shall be indemnified to the fullest extent permitted by Section 145 of the DGCL.

     Section 145 of the DGCL authorizes, inter alia, a corporation to indemnify any person ("indemnitee") who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (other than an action by or in the right of the corporation), by reason of the fact that such person is or was an officer or director of such corporation, or is or was serving at the request of such corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise. The indemnity may include expenses (including attorneys' fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by such person in connection with such action, suit or proceeding, provided that he acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the corporation and, with respect to any criminal action or proceeding, had no reasonable cause to believe his conduct was unlawful. A Delaware corporation may indemnify past or present officers and directors of such corporation or of another corporation or other enterprise at the former corporation's request, in an action by or in the right of the corporation to procure a judgment in its favor under the same conditions, except that no indemnification is permitted without judicial approval if such person is adjudged to be liable to the corporation. Where an officer or director is successful on the merits or otherwise in defense of any action referred to above, or in defense of any claim, issue or matter therein, the corporation must indemnify him against the expenses (including attorney's fees) which he actually and reasonably incurred in connection therewith. Section 145 further provides that any indemnification shall be made by the corporation only as authorized in each specific case upon a determination by the (i) stockholders, (ii) Board of Directors by a majority vote of a quorum consisting of directors who were not parties to such action, suit or proceeding or (iii) independent counsel if a quorum of disinterested directors so directs. Section 145 provides that indemnification pursuant to its provision is not exclusive of other rights of indemnification to which a person may be entitled under any bylaw, agreement, vote of stockholders or disinterested directors or otherwise.

     Section 145 of the DGCL also empowers the Company to purchase and maintain insurance on behalf of any person who is or was an officer or director of the Company against liability asserted against or incurred by him in any such capacity, whether or not the Company would have the power to indemnify such officer or director against such liability under the provisions of Section
145. The Company intends to purchase and maintain a directors' and officers' liability policy for such purposes.

     The form of Underwriting Agreement filed as Exhibit 1.1 to this Registration Statement contains certain provisions for indemnification of directors and officers of the Company and the Underwriters against civil liabilities under the Securities Act.

ITEM 15. RECENT SALES OF UNREGISTERED SECURITIES

     On December 21, 1995, the Company sold 1,000 shares of Common Stock to Smith & Liu Management Company, a Texas partnership, of which Charles M. Smith is a partner, for $500. The Company relied on an exemption under Section 4(2) of the Securities Act in effecting this transaction.

     On July 5, 1996, the Company sold 500 shares of Common Stock to B.B. Hollingsworth, Jr. for $5,000. The Company relied on an exemption under Section 4(2) of the Securities Act in effecting this transaction.

     On June 14, 1997, the Company entered into a Stock Purchase Agreement with each of the Founding Companies and all of their respective stockholders. Under each Stock Purchase Agreement, all of the capital stock of each Founding Company will be acquired by the Company and each stockholder of the Founding Companies will receive cash and/or shares of Common Stock. Each Acquisition will be consummated immediately prior to the Closing of the Offering. The Company is relying on an exemptions under Rule 506 and 4(2) under the Securities Act in effecting this transaction.

ITEM 16. EXHIBITS

     (a) Exhibits:


        **1.1            -- Form of Underwriting Agreement
         *2.1            -- Stock Purchase Agreement among Group 1 Automotive, Inc.,
                            Howard Pontiac-GMC, Inc. and the stockholders of Howard
                            Pontiac-GMC, Inc. dated June 14, 1997.
         *2.2            -- Stock Purchase Agreement among Group 1 Automotive, Inc.,
                            Bob Howard Motors, Inc. and the stockholders of Bob
                            Howard Motors, Inc. dated June 14, 1997.
         *2.3            -- Stock Purchase Agreement among Group 1 Automotive, Inc.,
                            Bob Howard Chevrolet, Inc. and the stockholders of Bob
                            Howard Chevrolet, Inc. dated June 14, 1997.
         *2.4            -- Stock Purchase Agreement among Group 1 Automotive, Inc.,
                            Bob Howard Automotive-H, Inc. and the stockholders of Bob
                            Howard Automotive-H, Inc. dated June 14, 1997.
         *2.5            -- Stock Purchase Agreement among Group 1 Automotive, Inc.,
                            Bob Howard Dodge, Inc. and the stockholders of Bob Howard
                            Dodge, Inc. dated June 14, 1997.
         *2.6            -- Stock Purchase Agreement among Group 1 Automotive, Inc.,
                            Southwest Toyota, Inc. and the stockholders of Southwest
                            Toyota, Inc. dated June 14, 1997.
         *2.7            -- Stock Purchase Agreement among Group 1 Automotive, Inc.,
                            SMC Luxury Cars, Inc. and the stockholders of SMC Luxury
                            Cars, Inc. dated June 14, 1997.
         *2.8            -- Stock Purchase Agreement among Group 1 Automotive, Inc.,
                            Smith, Liu & Kutz, Inc. and the stockholders of Smith,
                            Liu & Kutz, Inc. dated June 14, 1997.

         *2.9            -- Stock Purchase Agreement among Group 1 Automotive, Inc.,
                            Smith, Liu & Corbin, Inc. and the stockholders of Smith,
                            Liu & Corbin, Inc. dated June 14, 1997.
         *2.10           -- Stock Purchase Agreement among Group 1 Automotive, Inc.,
                            Round Rock Nissan, Inc. and the stockholders of Round
                            Rock Nissan, Inc. dated June 14, 1997.
         *2.11           -- Stock Purchase Agreement among Group 1 Automotive, Inc.,
                            Mike Smith Autoplaza, Inc. and the stockholders of Mike
                            Smith Autoplaza, Inc. dated June 14, 1997.
         *2.12           -- Stock Purchase Agreement among Group 1 Automotive, Inc.,
                            Courtesy Nissan, Inc. and the stockholders of Courtesy
                            Nissan, Inc. dated June 14, 1997.
         *2.13           -- Stock Purchase Agreement between Group 1 Automotive, Inc.
                            and the stockholders of Foyt Motors, Inc. dated June 14,
                            1997.
         *3.1            -- Restated Certificate of Incorporation of the Company
        **3.2            -- Certificate of Designation of Series A Junior
                            Participating Preferred Stock
         *3.3            -- Bylaws of the Company
        **4.1            -- Specimen Common Stock certificate
        **5.1            -- Opinion of Vinson & Elkins L.L.P.
       **10.1            -- Employment Agreement between the Company and B.B.
                            Hollingsworth, Jr. dated             , 1997.
       **10.2            -- Employment Agreement between the Company and Robert E.
                            Howard II dated             , 1997.
       **10.3            -- Employment Agreement between the Company and Sterling B.
                            McCall, Jr. dated             , 1997.
       **10.4            -- Employment Agreement between the Company and Charles M.
                            Smith dated             , 1997.
       **10.5            -- Employment Agreement between the Company and John T.
                            Turner dated             , 1997.
       **10.6            -- Employment Agreement between the Company and Scott L.
                            Thompson dated             , 1997.
        *10.7            -- 1996 Stock Incentive Plan
        *10.8            -- First Amendment to 1996 Stock Incentive Plan
        *10.9            -- Form of Related Party Lease Agreement
       **10.10           -- Rights Agreement between Group 1 Automotive, Inc. and
                                           , as rights agent dated                ,
                            1997.
       **11.1            -- Statement re computation of per share earnings
         23.1            -- Consent of Arthur Andersen LLP
       **23.2            -- Consent of Vinson & Elkins L.L.P. (contained in Exhibit
                            5.1 hereto)
        *24.1            -- Powers of Attorney (included on the signature page to
                            this Registration Statement)
         27.1            -- Financial Data Schedule

---------------


 * Previously filed.



** To be filed by amendment.

ITEM 17. UNDERTAKINGS

     Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

     The undersigned Registrant hereby undertakes to provide at the closing specified in the underwriting agreement certificates in such denominations and registered in such names as required by the underwriters to permit prompt delivery to each purchaser.

     The undersigned Registrant hereby undertakes that:

          (1) For purposes of determining any liability under the Securities Act, the information omitted from the form of prospectus filed as part of this Registration Statement in reliance upon Rule 430A and contained in a form of prospectus filed by the Registrant pursuant to Rule 424(b)(1) or
     (4) or 497(h) under the Securities Act shall be deemed to be part of this Registration Statement as of the time it was declared effective.

          (2) For purposes of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

                                   SIGNATURES


     Pursuant to the requirements of the Securities Act of 1933, as amended, the Registrant has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Houston, State of Texas, on the 19th day of August, 1997.


                                            GROUP 1 AUTOMOTIVE, INC.

                                            By /s/ B.B. HOLLINGSWORTH, JR.
                                             -----------------------------------
                                                   B.B. Hollingsworth, Jr.
                                                Chairman, President and Chief
                                                       Executive Officer


     Pursuant to the requirements of the Securities Act of 1933, as amended, this Registration Statement has been signed below by the following persons in the capacities indicated on the 19th day of August, 1997.



                      SIGNATURE                                              TITLE
                      ---------                                              -----

             /s/ B.B. HOLLINGSWORTH, JR.                   Chairman, President and Chief Executive
-----------------------------------------------------      Officer and Director (Principal Executive
               B.B. Hollingsworth, Jr.                     Officer)

                /s/ SCOTT L. THOMPSON                      Senior Vice President, Chief Financial
-----------------------------------------------------      Officer and Treasurer (Chief Financial and
                  Scott L. Thompson                        Accounting Officer)

                          *                                Director
-----------------------------------------------------
                 Robert E. Howard II

                          *                                Director
-----------------------------------------------------
               Sterling B. McCall, Jr.

                          *                                Director
-----------------------------------------------------
                  Charles M. Smith

                          *                                Director
-----------------------------------------------------
                   John H. Duncan

                          *                                Director
-----------------------------------------------------
                 Bennett E. Bidwell

             *By: /s/ SCOTT L. THOMPSON
  ------------------------------------------------
                  Scott L. Thompson
                  Attorney-in-fact

                               INDEX TO EXHIBITS


        EXHIBIT
         NUMBER                                  DESCRIPTION
         ------                                  -----------
        **1.1            -- Form of Underwriting Agreement

         *2.1            -- Stock Purchase Agreement among Group 1 Automotive, Inc.,
                            Howard Pontiac-GMC, Inc. and the stockholders of Howard
                            Pontiac-GMC, Inc. dated June 14, 1997.

         *2.2            -- Stock Purchase Agreement among Group 1 Automotive, Inc.,
                            Bob Howard Motors, Inc. and the stockholders of Bob
                            Howard Motors, Inc. dated June 14, 1997.

         *2.3            -- Stock Purchase Agreement among Group 1 Automotive, Inc.,
                            Bob Howard Chevrolet, Inc. and the stockholders of Bob
                            Howard Chevrolet, Inc. dated June 14, 1997.

         *2.4            -- Stock Purchase Agreement among Group 1 Automotive, Inc.,
                            Bob Howard Automotive-H, Inc. and the stockholders of Bob
                            Howard Automotive-H, Inc. dated June 14, 1997.

         *2.5            -- Stock Purchase Agreement among Group 1 Automotive, Inc.,
                            Bob Howard Dodge, Inc. and the stockholders of Bob Howard
                            Dodge, Inc. dated June 14, 1997.

         *2.6            -- Stock Purchase Agreement among Group 1 Automotive, Inc.,
                            Southwest Toyota, Inc. and the stockholders of Southwest
                            Toyota, Inc. dated June 14, 1997.

         *2.7            -- Stock Purchase Agreement among Group 1 Automotive, Inc.,
                            SMC Luxury Cars, Inc. and the stockholders of SMC Luxury
                            Cars, Inc. dated June 14, 1997.

         *2.8            -- Stock Purchase Agreement among Group 1 Automotive, Inc.,
                            Smith, Liu & Kutz, Inc. and the stockholders of Smith,
                            Liu & Kutz, Inc. dated June 14, 1997.

         *2.9            -- Stock Purchase Agreement among Group 1 Automotive, Inc.,
                            Smith, Liu & Corbin, Inc. and the stockholders of Smith,
                            Liu & Corbin, Inc. dated June 14, 1997.

         *2.10           -- Stock Purchase Agreement among Group 1 Automotive, Inc.,
                            Round Rock Nissan, Inc. and the stockholders of Round
                            Rock Nissan, Inc. dated June 14, 1997.

         *2.11           -- Stock Purchase Agreement among Group 1 Automotive, Inc.,
                            Mike Smith Autoplaza, Inc. and the stockholders of Mike
                            Smith Autoplaza, Inc. dated June 14, 1997.

         *2.12           -- Stock Purchase Agreement among Group 1 Automotive, Inc.,
                            Courtesy Nissan, Inc. and the stockholders of Courtesy
                            Nissan, Inc. dated June 14, 1997.

         *2.13           -- Stock Purchase Agreement between Group 1 Automotive, Inc.
                            and the stockholders of Foyt Motors, Inc. dated June 14,
                            1997.

         *3.1            -- Restated Certificate of Incorporation of the Company

        **3.2            -- Certificate of Designation of Series A Junior
                            Participating Preferred Stock

         *3.3            -- Bylaws of the Company

        **4.1            -- Specimen Common Stock certificate

        **5.1            -- Opinion of Vinson & Elkins L.L.P.

       **10.1            -- Employment Agreement between the Company and B.B.
                            Hollingsworth, Jr. dated             , 1997.

        EXHIBIT
         NUMBER                                  DESCRIPTION
         ------                                  -----------
       **10.2            -- Employment Agreement between the Company and Robert E.
                            Howard II dated             , 1997.
       **10.3            -- Employment Agreement between the Company and Sterling B.
                            McCall, Jr. dated             , 1997.
       **10.4            -- Employment Agreement between the Company and Charles M.
                            Smith dated             , 1997.
       **10.5            -- Employment Agreement between the Company and John T.
                            Turner dated             , 1997.
       **10.6            -- Employment Agreement between the Company and Scott L.
                            Thompson dated             , 1997.
        *10.7            -- 1996 Stock Incentive Plan
        *10.8            -- First Amendment to 1996 Stock Incentive Plan
        *10.9            -- Form of Related Party Lease Agreement
       **10.10           -- Rights Agreement between Group 1 Automotive, Inc. and
                                           , as rights agent dated                ,
                            1997.
       **11.1            -- Statement re computation of per share earnings
         23.1            -- Consent of Arthur Andersen LLP
       **23.2            -- Consent of Vinson & Elkins L.L.P. (contained in Exhibit
                            5.1 hereto)
        *24.1            -- Powers of Attorney (included on the signature page to
                            this Registration Statement)
         27.1            -- Financial Data Schedule


---------------


 * Previously filed.



** To be filed by amendment.